Form 10-K, Exhibit 13
period 1993-12-31
PACIFICORP /OR/
filed 1994-03-31
CIK 75594

                                                                  EXHIBIT (13)



                           FINANCIAL SECTION CONTENTS



                 ______________________________________________



                 ______________________________________________

                             Management's Discussion
                       and Analysis of Financial Condition
                          and Results of Operations  20
                 ______________________________________________

                            Report of Management  36
                 ______________________________________________

                        Independent Auditors' Report  36
                 ______________________________________________

                        Statements of Consolidated Income
                            and Retained Earnings  37
                 ______________________________________________

                         Consolidated Balance Sheets  38
                 ______________________________________________

                    Statements of Consolidated Cash Flows  40
                 ______________________________________________

                 Notes to Consolidated Financial Statements  41
                 ______________________________________________

SUMMARY INFORMATION
                                                                                         MILLIONS OF DOLLARS/FOR THE YEAR
                                                                                                                  5-Year
                                                                                                  1993 to 1992   Compound
                                                                                                   Percentage     Annual
                                    1993      1992       1991       1990       1989       1988     Comparison     Growth
__________________________________________________________________________________________________________________________
REVENUES                         $3,412.4  $3,242.0   $3,168.3   $3,093.9   $3,007.0   $2,944.6          5%          3%
                                  _______   _______    _______    _______    _______    _______       ____         ___
INCOME FROM OPERATIONS              915.5     633.0      941.3      923.0      900.1      895.1         45           -
                                  _______   _______    _______    _______    _______    _______       ____         ___
NET INCOME (LOSS)                   479.1    (340.4)     507.2      473.9      465.6      446.7          *           1
                                  _______   _______    _______    _______    _______    _______       ____         ___
EARNINGS CONTRIBUTION (LOSS) ON
  COMMON STOCK
  Continuing operations
    Electric Operations             322.3      202.9      346.6      334.2      329.6      309.0        59           1
    Telecommunications               50.9       57.3       76.6       76.6       64.2       50.3       (11)          -
    Other (a)                        10.2     (147.3)      (3.1)     (19.3)     (12.0)       7.0       107           8
      TOTAL                         383.4      112.9      420.1      391.5      381.8      366.3         *           1
    Discontinued operations (b)      52.4     (490.6)      60.4       60.5       62.6       59.7         *           *
    Cumulative effect of
      change in accounting
      for income taxes                4.0          -          -          -          -          -         *           *
                                  _______    _______    _______    _______    _______    _______      ____         ___
    TOTAL                        $  439.8   $ (377.7)  $  480.5   $  452.0   $  444.4   $  426.0         *           1
                                  _______    _______    _______    _______    _______    _______      ____         ___
EARNINGS (LOSS) PER SHARE
  Continuing operations
    Electric Operations          $   1.17   $    .76   $   1.34   $   1.37   $   1.34   $   1.25        54          (1)
    Telecommunications                .19        .21        .30        .31        .26        .21       (10)         (2)
    Other (a)                         .04       (.55)      (.01)      (.08)      (.04)       .03       107           6
                                  _______    _______    _______    _______    _______    _______      ____         ___
      TOTAL                          1.40        .42       1.63       1.60       1.56       1.49         *          (1)
  Discontinued operations (b)         .19      (1.84)       .23        .25        .25        .24         *           *
  Cumulative effect of
    change in accounting
    for income taxes                  .01         -          -          -          -          -          *           *
                                  _______    _______    _______    _______    _______    _______      ____         ___
  TOTAL                          $   1.60   $  (1.42)  $   1.86   $   1.85   $   1.81   $   1.73         *          (2)
                                  _______    _______    _______    _______    _______    _______      ____         ___
                                  _______    _______    _______    _______    _______    _______      ____         ___
CASH DIVIDENDS PER
  COMMON SHARE
  Paid                           $  1.195   $   1.52   $   1.47   $   1.41   $   1.35   $  1.305       (21)         (2)
  Declared                       $   1.08   $   1.53   $  1.485   $  1.425   $  1.365   $  1.635       (29)          *
OTHER INFORMATION
Total assets                     $ 11,959   $ 11,257   $ 11,910   $ 11,201   $ 10,886   $ 10,448         6           3
Total employees (c)                13,635     13,093     13,239     13,411     12,560     13,318         4           -
Common shareholders of
  record (Thousands)                157.5      165.7      162.3      164.6      171.0      188.0        (5)         (4)
Book value per share             $  11.61   $  10.75   $  13.40   $  12.69   $  12.29   $  11.91         8          (1)
Market price per share           $ 19 1/4   $ 19 3/4   $ 25 1/8   $ 22 3/8   $ 22 7/8   $ 17 1/2        (3)          2
Price earnings multiple (d)          13.8       21.5       15.4       14.0       14.7       11.7       (36)          3
Pretax interest coverage (d)          2.6        2.0        2.5        2.4        2.3        2.3        30           2
Return on average
  common equity (d)                  12.5        7.4       12.5       12.9       12.8       12.5        69           -
                                  _______    _______    _______    _______    _______    _______      ____         ___
                                  _______    _______    _______    _______    _______    _______      ____         ___

____________________
    *Not a meaningful number.
(a) Other includes the operations of PacifiCorp Financial Services, Inc., and independent power production, as well as the activities of PacifiCorp Holdings, Inc.
(b) Discontinued operations represented the Company's interest in NERCO, Inc. and TRT Communications, Inc.
(c) Excludes employees of discontinued operations.
(d) Calculated using earnings from continuing operations, excluding special charges in 1992. See Note 13 to Consolidated Financial Statements. Including the effect of special charges, 1992 ratios were as follows: price earnings multiple, 47; pretax interest coverage, 1.6; and return on average common equity, 3.4.

In 1993, the Company implemented its strategic business plan to strengthen the scope and competitive position of its electric utility and telecommunications operations, and to reduce the size and scope of its other diversified activi-ties. Actions were taken to improve and build on the Company's strengths and to focus management and other resources on opportunities in these core businesses, which are expected to face increased competition.

During 1993, the Company completed the sales of its mining and resource develop-ment subsidiary, NERCO, Inc. ("NERCO"), and an international communications operation. These businesses had been classified as discontinued operations.
The Company's financial services business continues on its course of controlled liquidation of certain assets. By eliminating and reducing these business activities, the Company expects to reduce earnings volatility, while reducing pressure on capital and management resources. Reflecting these downsizing activities, the Board of Directors reduced the indicated annual dividend rate on the Company's common stock to $1.08 from $1.54 per share effective with the May 1993 dividend payment.

1993 COMPARED TO 1992
_____________________

.. Electric Operations' earnings contribution increased $119 million or 59% primarily due to the effects of $70 million of write-offs and adjustments in 1992, an increase in energy sales and increased hydroelectric genera-tion, partially offset by higher employee benefit expenses.

.. Telecommunications' earnings contribution from continuing operations declined $6 million or 11% primarily due to the effect of gains in 1992 on sales of a noncore investment and cellular operations.

.. The earnings contribution of other businesses increased $158 million primarily due to the effect of special charges of $132 million in 1992, interest revenues from a note received in June 1993 in connection with the sale of NERCO, by means of a merger, and income from an independent power subsidiary.

.. Discontinued operations earnings contribution in 1993 was $52 million compared with losses of $491 million in 1992. A $52 million gain on the closing of the sale of an international communications subsidiary was recorded in 1993. Losses from asset dispositions and write-downs at NERCO of $451 million and valuation adjustments and operating losses of $40 mill-ion relating to the international communications subsidiary were recorded in 1992.

.. The average number of common shares outstanding increased 3% due to the issuance of 6 million shares in a September 1993 public offering and issuances under the dividend reinvestment and employee stock ownership plans.


1992 COMPARED TO 1991
_____________________

.. Electric Operations' earnings contribution declined $144 million or 41% primarily due to mild weather conditions, higher power costs, write-offs, increased pension contributions and higher preferred dividend requirements, offset in part by increased energy sales to other utilities.

.. Telecommunications' earnings contribution from continuing operations declined $19 million or 25% primarily due to lower out-of-period revenues, competition in the state of Alaska and lower cable capacity sales.

.. The negative contribution of other businesses increased by $144 million primarily due to after-tax special charges of $132 million.

.. Discontinued operations' losses in 1992 were $491 million compared to earnings of $60 million in 1991. Adverse commodities markets, lower than expected oil and gas production volumes and the decision to sell certain operations led to the numerous asset write-downs and losses at NERCO in 1992. In addition, a $40 million loss relating to the disposal of an international communications subsidiary was recognized in 1992.

.. The average number of common shares outstanding increased 3% due to issu-ances under the dividend reinvestment and employee stock ownership plans and issuances of shares to the public.

LIQUIDITY AND CAPITAL RESOURCES

                                                                                MILLIONS OF DOLLARS/FOR THE YEAR
                                                                   Actual                             Forecasted
                                         ________________________________     __________________________________
                                          1991         1992         1993        1994         1995         1996
                                         ________________________________     __________________________________
NET CASH FLOW FROM CONTINUING OPERATIONS
  Electric Operations                   $  740       $  642       $  764
  Telecommunications                       110          177          180
  Other                                    170          123           93
                                         _____        _____        _____
  TOTAL                                  1,020          942        1,037

  CASH DIVIDENDS PAID                      409          440          366
                                         _____        _____        _____
NET                                     $  611       $  502       $  671     $575-625     $575-625    $650-700
                                         _____        _____        _____      _______      _______     _______
                                         _____        _____        _____      _______      _______     _______
CONSTRUCTION
  Electric Operations                   $  504       $  585       $  636     $    736(a)  $    610(a) $    685(a)
  Telecommunications                       195          109          103          124          119         112
  Other                                      4            -            3            -            -           -
                                         _____        _____        _____      _______      _______      ______
  TOTAL                                    703          694          742          860          729         797

ACQUISITIONS AND INVESTMENTS
  Electric Operations                      292          279(b)         1            -            -         150(d)
  Telecommunications                        41           31           23          418(c)         -           -
  Other                                     23           (3)          39            -            -           -
                                         _____        _____        _____      _______      _______     _______
  TOTAL CAPITAL SPENDING                $1,059       $1,001       $  805     $  1,278     $    729    $    947
                                         _____        _____        _____      _______      _______     _______
                                         _____        _____        _____      _______      _______     _______
MATURITIES OF LONG-TERM DEBT AND
  CAPITAL LEASE OBLIGATIONS
  Electric Operations                   $   88       $  111       $   62     $     80     $     56    $    188
  Telecommunications                        16           19           32           16          113          12
  Other                                    337          321          273           61           52          22
                                         _____        _____        _____      _______      _______     _______
  TOTAL                                 $  441       $  451       $  367     $    157     $    221    $    222
                                         _____        _____        _____      _______      _______     _______
                                         _____        _____        _____      _______      _______     _______
  Other Refinancings                    $  379       $  751       $  864
                                         _____        _____        _____
                                         _____        _____        _____

(a) The Company's present estimate of construction expenditures is being reviewed and reductions to these estimates are anticipated.

(b) Includes noncash acquisition costs of $255 million relating to Colorado-Ute properties acquired in April 1992 through the assumption of long-term debt and liabilities.

(c) Pacific Telecom's proposed acquisition of US West Communications, Inc. properties in Colorado, Oregon and Washington. See TELECOMMUNICATIONS, page 24.

(d) PacifiCorp may exercise its option to purchase a 50% interest in a 474 meg-awatt, natural gas-fired generating plant in Hermiston, Oregon. See ELECTRIC OPERATIONS, page 23.

                               ELECTRIC OPERATIONS

Electric Operations uses several tools to plan for future growth. The planning process starts with the Company's least-cost plan, which is revised every two years. The Company's three-year financial forecast is derived from the least-cost plan. These plans define how the Company intends to acquire efficient, cost-effective energy resources for its customers and achieve its financial and operating goals.

For the period 1994 to 1998, annual retail megawatt-hour sales are expected to increase at an average rate of 2% per year, excluding the impact of the Company- 's demand-side efficiency programs. After demand-side resources are considered, sales would be expected to increase 1.6% per year. The Company's plan relies on no single energy source to meet customers' needs. The Company has identified a variety of resource alternatives to manage supply and demand, such as purchases of existing power plants, improvements in equipment and operations at its own generating facilities, power purchase agreements and demand-side resources. Demand-side options include customer efficiency programs to reduce existing energy use and to make new customer usage more efficient.

On February 15, 1994, the Company announced its intent to transfer the ownership of all its electric properties in northern Idaho to Washington Water Power Company ("WWP"). The service area had 9,852 customers and $13 million in retail sales revenues in 1993. The cash purchase price for the properties is expected to be approximately $30 million. Factors such as isolation and remoteness of the area, the absence of Company transmission lines to the area, impending increases in wheeling prices and reductions of the Bonneville Power Administra-tion ("BPA") exchange credit forced upward pressure on prices in northern Idaho and led to the decision to sell the properties. The transaction is subject to regulatory review and final documentation. The Company hopes to close the transaction during the summer of 1994.

During 1993, the Company invested in construction consisting of production, $165 million; transmission, $117 million; distribution, $237 million; and other, $117 million.

The Company's estimated construction expenditures for 1994 through 1996 are set forth below. These estimates are being reviewed and reductions are anticipated.

                                            IN MILLIONS
                               1994      1995      1996
                               ____      ____      ____
    Production                 $163      $185      $246
    Transmission                103       105       138
    Distribution                249       154       144
    Other                       221       166       157
                                ___       ___       ___
         Total                 $736      $610      $685
                                ___       ___       ___
                                ___       ___       ___

Included in the table above are the Company's estimates of the costs of acquir-ing demand-side resources. The Company is implementing demand-side programs to improve the energy efficiency of residences, commercial buildings and industrial facilities -- both new and existing.


In October 1993, the Company entered into a long-term agreement with Hermiston Generating Company, L.P. to purchase electricity from a 474 megawatt, natural gas-fired generating plant to be built near Hermiston, Oregon. During the first 15 years of the 20-year contract, the Company will acquire more than 3,000,000 MWh of power annually, beginning in mid-1996. The Company has the option to acquire up to a 50% interest in the facility at the contract operation date and at 5 and 20 years following the contract operation date. The agreement is subject to termination by the Company if certain gas supply and transmission contracts are not secured or Federal Energy Regulatory Commission ("FERC") approval is not obtained.

Whenever the Company has power available and the market price is favorable, it makes off-system sales, generally to other utilities. Off-system sales permit the Company to use existing and newly acquired power supplies in a manner that keeps down long-run costs for retail customers and provides added flexibility in meeting changes in customer demand.

The Company expects to support its capital requirements through internally generated cash flow and issuances of additional debt, preferred stock and common stock in amounts that should result in a modest improvement in the equity component of its capital structure.

                               TELECOMMUNICATIONS

Over the past few years, Pacific Telecom's strategy has been to focus on its core business of providing local exchange service to suburban and rural markets and long distance services in the state of Alaska, and to divest its diversified portfolio of noncore businesses. This strategy is being implemented through the acquisition of local exchange properties, the sale of certain international operations, the consolidation and sale of cellular holdings, and ongoing efforts to achieve a satisfactory restructuring of the Alaska long distance marketplace. With the completed sale of TRT Communications, Inc. ("TRT") and upon closing of the pending sale of two additional noncore operations, Pacific Telecom will have exited from all of its material noncore businesses.

In 1993, Pacific Telecom had no major construction projects that required more than one year to complete. During 1993, Pacific Telecom's construction expendi-tures consisted of $74 million for local exchange operations, $18 million for long lines, $7 million for cellular operations and $4 million for other. These expenditures related mainly to network upgrades and growth in Pacific Telecom's operations.

Construction expenditures for 1994 through 1996 are estimated to be as follows:

                                           IN MILLIONS
                               1994      1995     1996
                               ____      ____     ____
    Local exchange             $ 79      $ 99     $ 94
    Long lines                   29        12       11
    Cellular                      7         6        5
    Other                         9         2        2
                                ___       ___      ___
         Total                 $124      $119     $112
                                ___       ___      ___
                                ___       ___      ___

Pacific Telecom is seeking to expand its local exchange operations and cellular interests through acquisitions that complement its existing properties and operations. In August 1993, Pacific Telecom signed a definitive agreement with US West Communications, Inc. ("USWC"), under which it will acquire certain rural telephone exchange properties in Colorado. The properties include 45 exchanges that serve 50,000 access lines. Pacific Telecom expects to pay $207 million for these properties at closing, subject to a purchase price adjustment mechanism based principally on the estimated book value of the assets to be acquired. Pacific Telecom spent $6 million in 1993 and expects to spend $28 million in 1994 to upgrade the service to these properties. If the transaction does not close, USWC is required to reimburse Pacific Telecom for these expenditures, together with interest. Completion of this transaction will be dependent upon receipt of appropriate regulatory approvals. Transition planning efforts have commenced and Pacific Telecom expects to close the transaction in late 1994.

On March 15, 1994, Pacific Telecom signed letters of intent with USWC to acquire certain rural exchange properties located in Oregon and Washington from USWC for $183 million in cash, subject to certain purchase price adjustments at closing. These properties represent 49 exchanges that serve approximately 34,100 access lines. Many of these exchanges are contiguous to or located near exchanges that Pacific Telecom owns and operates in these states. The transaction is subject to negotiation of a definitive purchase agreement with USWC, which is expected to be completed in early April 1994. Completion of the transaction will also be dependent on corporate, regulatory and governmental approvals, all of which should be received by late 1994 or early 1995.

Pacific Telecom expects to fund these acquisitions through the issuance of external debt and the use of internally generated funds. Future local exchange company acquisitions may require a significant amount of funding depending on Pacific Telecom's success in pursuing its strategy. Pacific Telecom expects to fund such acquisitions through a combination of internally generated funds, external debt and may, if necessary to maintain appropriate capitalization ratios, consider equity issuances to help fund the acquisitions.

In 1985, the Federal Communications Commission ("FCC") established a Federal-State Joint Board ("Joint Board") to review the interstate market structure of Alaska and to reconcile various existing and emerging federal policies affecting universal service, rate integration and competition. In October 1993, the Joint Board released a Final Recommended Decision ("FRD"), which proposed, among other matters, to terminate the Joint Services Agreement ("JSA") between Pacific Telecom's subsidiary, Alascom, Inc. ("Alascom"), and American Telephone and Telegraph Company ("AT&T") effective September 1, 1995. The JSA has been in effect since January 1, 1980. In addition, Alascom would receive a $150 million payment from AT&T for accelerated cost recovery in two equal installments of $75 million each; AT&T would be required to continue to utilize Alascom's facilities for the origination and termination of interstate traffic on a declining scale for a period of two and one-half years following termination of the JSA; and Alascom would create an interstate tariff for carrier services based upon an as yet to be developed allocation of costs between rural and nonrural locations. Subsequent to the issuance of the FRD, Alascom filed an application for review of the FRD with the FCC; others have in turn filed objections to Alascom's application. To date, the FCC has taken no action on either the FRD or Alascom's application. Under applicable Federal statutes, the FCC will render the final decision in this proceeding. As a practical matter, since a majority of the FCC Commissioners participate as members of the Joint Board, the final decisions of the FCC often reflect recommendations of the Joint Board.

On October 12, 1993, Pacific Telecom and AT&T entered into an agreement to exchange proprietary information relating to Alascom's structure and operations for the purpose of promoting a negotiated resolution to some or all of the issues relating to the JSA and the restructure of the Alaska interstate market. Pacific Telecom is unable to predict the outcome of this matter.

                              OPERATING ACTIVITIES

Cash provided by operating activities continues to be the Company's primary source of funds to finance operating needs, dividends and construction expendi-tures. Cash generated by continuing operations less dividends paid provided for 90%, 72% and 87% of construction expenditures in 1993, 1992 and 1991, respec-tively. Despite a $48 million, or 7%, increase in construction expenditures, the Company increased its 1993 coverage of construction expenditures. The increased coverage is attributable to a 17% decrease in dividends paid and 10% growth in the Company's cash flows provided by continuing operations.

                              INVESTING ACTIVITIES

In 1993, net cash flows used in investing activities were $263 million, reflect-ing construction expenditures of $742 million, mainly by Electric Operations, net of cash proceeds of $384 million from the disposition of the 82% interest in NERCO held by PacifiCorp Holdings, Inc. ("Holdings") and $195 million received by Pacific Telecom from the sale of IDB Communications Group, Inc. ("IDB") common stock, which was received through the sale of TRT. The proceeds from the disposition of NERCO were used to repay short-term debt and to fund a $225 mill-ion loan to a subsidiary of the purchaser. The loan is repayable by the borrower as, and only to the extent that, it receives certain future coal contract revenues.

The Company is the beneficiary of life insurance policies and in 1993 obtained advances against the cash surrender value of these policies. At December 31, 1993, the balance was $70 million. The advances currently bear interest at 6.5% and are payable from the proceeds of the insurance contracts in the event of the insured's death or cancellation of the contracts.

                              FINANCING ACTIVITIES
                                                 MILLIONS OF DOLLARS/DECEMBER 31
                               1993    1992   1991    1990   1989    1988
                              ______  ______ ______  ______ ______  ______

Common equity                 $3,263  $2,908 $3,512  $3,208 $3,007  $2,936
Preferred stock                  367     417    342     342    242     246
Preferred stock subject
  to mandatory redemption        219     219    150      50     50      56
Long-term borrowings           3,924   4,181  4,348   3,944  3,795   3,653
Long-term borrowings
  currently maturing             155     420    274     380    407     402
Short-term debt                  554     553    681     698  1,045     979


                                  Common stock

During 1993, the Company issued 10,441,675 shares of its common stock to the public and under the Dividend Reinvestment and Employee Savings and Stock Ownership Plans. The issuances included 6,000,000 shares of common stock sold to the public in late September 1993 for net proceeds of $115 million.

                                 Preferred stock

In January 1993, the Company redeemed 500 shares of its Series B auction rate preferred stock at stated value or $50 million.

                  Long-term debt, including current maturities

Long-term debt decreased $522 million in 1993 as a result of debt repayments of $1.2 billion, net of debt issuances of $699 million. Pacific Telecom's long-term debt decreased $160 million due to the application of proceeds from the sale of IDB common stock. The long-term debt of PacifiCorp Financial Services, Inc. ("PFS") and Holdings decreased $390 million primarily due to proceeds from the disposition of NERCO and net principal payments received on finance assets. During 1993, PacifiCorp's long-term debt increased $61 million primarily due to the refinancing of long-term debt with interest rates from 7.9% to 8.9% through the issuance of long-term debt with interest rates of 4.5% to 7.4%.

As of December 31, 1993, the Company had $850 million of mortgage bonds and common stock registered with the Securities and Exchange Commission.

In September 1993, Holdings entered into a five-year, $500 million revolving credit agreement ("Agreement"), and revolving credit agreements of $350 million for Holdings and $430 million for PFS were terminated. The commitment under the Agreement declines by $50 million per year beginning in December 1994, declining to $300 million in 1997. Holdings has pledged its shares of Pacific Telecom and PFS and certain other assets, including the note received in connection with the disposition of NERCO, as security for repayment of its obligations under the Agreement and other agreements. In conjunction with the Agreement, Holdings and PFS entered into a new intercompany borrowing agreement.

Holdings has executed various agreements that support the credit ratings and credit facilities of PFS, under which Holdings has agreed to maintain ownership of not less than 80% of the voting shares of PFS; provide equity contributions to PFS to cause its tangible net worth to come into compliance with applicable covenants in the event such covenants are violated; and provide liquidity support to enable PFS to fund debt maturities.

                              Capitalization limits

The Company's Articles of Incorporation limit the amount of unsecured debt outstanding to the equivalent of 30% of total defined equity and secured debt. Under this provision, approximately $1.3 billion principal amount of additional unsecured debt could have been outstanding at December 31, 1993.

Issuance of the Company's mortgage bonds or preferred stock is limited by earnings coverage and fundable property provisions of the Company's mortgage indentures and its Articles of Incorporation. Under these provisions and at current interest rates, approximately $3.1 billion of additional mortgage bonds or $2.8 billion of preferred stock could have been issued at December 31, 1993. However, certain of the Company's credit facilities would have limited addition-al long-term borrowings to approximately $1.0 billion.

Under the Company's principal credit agreement, it is an event of default if any person or group acquires 35% or more of the Company's common shares or if, during any period of 14 consecutive months, individuals who were directors of the Company on the first day of such period (and any new directors whose election or nomination was approved by such individuals and directors) cease to constitute a majority of the Board of Directors. For additional information regarding bank credit agreements, lines of credit and other short-term borrowing facilities and related limitations on borrowings, see Note 4 to Consolidated Financial Statements.

                                    INFLATION

Due to the capital intensive nature of the Company's core businesses, inflation may have a significant impact on replacement of property, acquisition and development activities and final mine reclamation. The effects of inflation on the Company's utility businesses are not significant to ongoing operations. While the rate-making process gives no recognition to the current cost of replacing plant, based upon past practices, the Company's utility businesses expect to be allowed to recover and earn on the increased cost of their net investment when replacement of facilities actually occurs.

                              ENVIRONMENTAL ISSUES

During 1991, the Environmental Protection Agency ("EPA") and the states began the process of implementing the newly amended Clean Air Act ("Act"). Through the ongoing rulemaking process, the EPA has issued regulations to implement the Act's acid rain provisions; established a national emissions allowance trading system; and required monitoring of plant emissions.

The Company's generating plants burn low-sulphur coal. Major construction expenditures have already been made at many plants to reduce sulphur dioxide emissions, but some additional expenditures may be necessary. The plant most affected by the Act is the Centralia Plant in Washington. The Company is studying how to bring this plant into compliance in a cost-effective manner by the required January 1, 2000 compliance deadline. Since the Act does not mandate the use of a particular emission reduction technology, the Company will have the flexibility to select from several possible compliance strategies.

The greenhouse effect is believed to occur when certain trace gases in the atmosphere trap radiant heat. There is uncertainty regarding the amount of warming, its timing and impact and the effect, if any, carbon dioxide emissions have on warming. As a coal-based utility, the passage of a carbon tax or a stringent across-the-board emission reduction could make it difficult for the Company to achieve its goal of providing competitively priced energy. The Company is investigating cost-effective ways of offsetting future carbon dioxide emissions and is undertaking demonstration projects involving tree planting as a possible means of offsetting emissions.

The Company continues to monitor the results of research concerning the possible relationship between health effects from exposure to electromagnetic fields ("EMF") and the delivery and use of electricity. The Company has supported EMF research in the past, and continues to encourage such research.

Actions under the Endangered Species Act with respect to certain salmon and other endangered or threatened species could result in restrictions on the Federal hydropower system and affect regional power supplies and costs. These actions could also result in further restrictions on timber harvesting and adversely affect kilowatt-hour sales to the Company's customers in the wood products industry.

The Company is currently in the process of relicensing certain of its hydroelec-tric projects under the Federal Power Act and will be relicensing nearly all of its hydroelectric capacity in the next decade. As part of relicensing, the FERC is expected to impose conditions designed to address the impact of the projects on fish and other environmental concerns. The Company is unable to predict the impact of imposition of such conditions, but capital expenditures and operating costs could increase in future periods and certain projects may not be economi-cal to operate.

Several Superfund sites have been identified where the Company has been or may be designated as a potentially responsible party. In such cases, the Company reviews the circumstances and, where possible, negotiates with other potentially responsible parties to provide funds for clean-up and, if necessary, monitoring activities. In addition, insurance resources are reviewed and investigated. Future costs associated with the disposition of these matters are not expected to be material to the Company's consolidated results of operations.

ELECTRIC OPERATIONS
                                                                                        MILLIONS OF DOLLARS/FOR THE YEAR
                                                                                                                5-Year
                                                                                                  1993 to 1992  Compound
                                                                                                   Percentage   Annual
                                     1993       1992       1991       1990       1989       1988   Comparison   Growth
________________________________________________________________________________________________________________________
REVENUES
  Residential                     $  698.9   $  649.8   $  663.8   $  646.6   $  646.4   $  651.1        8%        1%
  Commercial                         543.9      526.9      517.4      509.0      517.3      526.5        3         1
  Industrial                         696.2      695.6      674.9      673.8      670.6      670.2        -         1
  Other                               29.8       29.9       34.2       34.3       38.2       42.6        -        (7)
                                   _______    _______    _______    _______    _______    _______      ___       ___
    Retail sales                   1,968.8    1,902.2    1,890.3    1,863.7    1,872.5    1,890.4        4         1
                                   _______    _______    _______    _______    _______    _______      ___       ___
  Wholesale - firm                   422.5      356.5      264.7      209.9      190.3      150.8       19        23
  Wholesale - nonfirm                 77.3       71.3       59.9       78.4       79.0       87.4        8        (2)
                                   _______    _______    _______    _______    _______    _______      ___       ___
    Wholesale sales                  499.8      427.8      324.6      288.3      269.3      238.2       17        16
  Other                               38.3       32.4       36.9       32.5       33.9       31.0       18         4
                                   _______    _______    _______    _______    _______    _______      ___       ___
  TOTAL                            2,506.9    2,362.4    2,251.8    2,184.5    2,175.7    2,159.6        6         3
                                   _______    _______    _______    _______    _______    _______      ___       ___
EXPENSES
  Depreciation and amortization      280.5      286.6      256.0      235.4      227.8      231.4       (2)        4
  Operations, maintenance and
    other                          1,442.1    1,398.1    1,212.8    1,204.1    1,192.9    1,183.4        3         4
                                   _______    _______    _______    _______    _______    _______      ___       ___
  TOTAL                            1,722.6    1,684.7    1,468.8    1,439.5    1,420.7    1,414.8        2         4
                                   _______    _______    _______    _______    _______    _______      ___       ___
INCOME FROM OPERATIONS               784.3      677.7      783.0      745.0      755.0      744.8       16         1
                                     _____      _____      _____      _____      _____      _____      ___       ___
NET INCOME                           361.6      240.2      373.3      356.1      350.8      329.7       51         2

PREFERRED DIVIDEND REQUIREMENT        39.3       37.3       26.7       21.9       21.2       20.7        5        14
                                     _____      _____      _____      _____      _____      _____      ___       ___
EARNINGS CONTRIBUTION (a)         $  322.3   $  202.9   $  346.6   $  334.2   $  329.6   $  309.0       59         1
                                   _______    _______    _______    _______    _______    _______      ___       ___
                                   _______    _______    _______    _______    _______    _______      ___       ___
Identifiable assets               $  9,181   $  8,192   $  7,665   $  7,027   $  6,728   $  6,459       12         7
Capital spending                  $    637   $    864(b)$    796   $    459   $    344   $    265      (26)       19
Number of employees                  9,475(c)   9,555      9,419      8,974      8,913      9,163       (1)        1

EXPENSES
  Fuel                            $  464.7   $  479.0   $  424.1   $  403.5   $  397.4   $  412.1       (3)        2
  Purchased power                 $  274.9   $  210.2   $  176.4   $  149.6   $  133.3   $   81.1       31        28
  Other operations                $  287.9   $  288.0   $  249.7   $  259.5   $  271.1   $  295.7        -        (1)
  Maintenance                     $  172.2   $  167.8   $  146.6   $  151.2   $  158.7   $  165.0        3         1
  Administrative and general      $  138.2   $  144.5   $  119.1   $  139.5   $  135.7   $  136.7       (4)        -
  Depreciation and amortization   $  280.5   $  286.6   $  256.0   $  235.4   $  227.8   $  231.4       (2)        4
  Taxes, other than income taxes  $  104.2   $  108.6   $   96.9   $  100.8   $   96.7   $   92.8       (4)        2
  Income taxes - utility          $  188.8   $  170.5   $  180.8   $  169.7   $  189.1   $  184.4       11         -
  Income taxes - other            $   (9.5)  $  (12.8)  $   (6.5)  $   (7.9)  $    (.9)  $   (9.9)      26         1

INTEREST CAPITALIZED
  AFUDC - equity                  $    4.3   $    7.3   $    7.9   $    8.4   $   10.5   $    7.2      (41)      (10)
  AFUDC - debt                    $    9.6   $    8.9   $    7.9   $   14.0   $   12.2   $    7.7        8         5

ENERGY SALES (Millions of kWh)
  Residential                       12,055     11,230     11,354     10,990     10,765     10,491        7         3
  Commercial                        10,085      9,733      9,416      9,101      8,803      8,666        4         3
  Industrial                        19,671     19,942     19,322     19,507     18,878     18,085       (1)        2
  Other                                602        606        692        690        750        711       (1)       (3)
                                   _______    _______    _______    _______    _______    _______      ___       ___
    Retail sales                    42,413     41,511     40,784     40,288     39,196     37,953        2         2
                                   _______    _______    _______    _______    _______    _______      ___       ___
  Wholesale - firm                  11,919     10,455      7,349      6,147      5,441      4,331       14        22
  Wholesale - nonfirm                3,030      2,965      2,946      3,323      3,118      4,066        2        (6)
                                   _______    _______    _______    _______    _______    _______      ___       ___
    Wholesale sales                 14,949     13,420     10,295      9,470      8,559      8,397       11        12
                                   _______    _______    _______    _______    _______    _______      ___       ___
  TOTAL                             57,362     54,931     51,079     49,758     47,755     46,350        4         4
                                   _______    _______    _______    _______    _______    _______      ___       ___
                                   _______    _______    _______    _______    _______    _______      ___       ___

(a) Does not reflect elimination of interest on intercompany borrowing arrange-ments and includes income taxes on a separate-company basis.
(b) Including noncash acquisition costs of $255 million relating to the Colora-do-Ute properties.
(c) In 1993, 127 employees of Pacific Generation, Inc. were reported in other business.

FACTORS INFLUENCING EARNINGS

PacifiCorp generates power primarily at coal-fired and hydroelectric plants and relies on a transmission and distribution network to serve retail and wholesale customers throughout the Pacific Northwest, Rocky Mountain and desert Southwest regions. PacifiCorp also offers retail customers a variety of services encour-aging efficient use of energy.

Earnings depend on efficiently and economically balancing power-supply resources with customer demand; utility commission practices; regional economic condi-tions; retention of municipal franchises; weather variations affecting customer usage and hydroelectric production; fuel costs; wholesale firm power marketing results; environmental and tax legislation; and the cost of debt and equity capital.

PRICING STRATEGY

PacifiCorp seeks to minimize retail price increases. From January 1, 1988 through December 31, 1993, the Company reduced prices paid by retail customers by $178 million, or 10% on an annualized basis. These decreases were made possible by power supply coordination, insurance savings, lower interest rates and work force reductions. The increase in the federal income tax rate, BPA price increases, possible rising interest rates, and hydroelectric relicensing and other cost increases are among the factors expected to place upward pressure on the Company's costs and pricing structure in the next several years. See ENVIRONMENTAL ISSUES on page 27.

1993 COMPARED TO 1992
_____________________

    Revenues increased $145 million or 6%.

    .. Retail sales revenues increased $67 million or 4% on increased volume of 2%. Residential revenues increased $49 million or 8% primarily due to the $26 million effect of colder temperatures in 1993, a 2% increase in the number of customers and a 5% increase in average annual customer usage. Residential revenues also increased $5 million and industrial revenues increased $6 million due to the effect of the decrease in BPA exchange benefits. Commercial revenues increased $17 million or 3%, primarily due to a 2% increase in the number of customers and a 1% increase in average customer usage.

        Beginning in April 1994, retail sales revenues are expected to decline by $7 million annually due to the effect of a rate reduction in Oregon attributable to $7 million of previously accrued property tax savings resulting from a ballot measure which limited property taxes. During 1994, the Company will continue to accrue property tax savings which will be passed to customers in the future.

    .. Wholesale sales revenues increased $72 million or 17% on increased volume of 11%. New contracts added $36 million and increased prices added $15 million to revenue from long-term firm contract sales. Secondary and short-term firm sales revenues increased $17 million as a result of higher volume and prices.

    Operating expenses increased $38 million or 2%.

    .. Fuel expense decreased $14 million or 3% primarily due to reductions of $10 million resulting from lower fuel costs and $7 million from a 1% decrease in thermal generation as a result of increased hydroelectric generation and increased purchases of hydroelectric power.

    .. Purchased power expense increased $65 million or 31% reflecting a $39 million or 23% increase in kWh purchases; a $15 million increase due to higher prices for secondary purchases in early 1993 and for firm purchases; and the effect of an $11 million decrease in BPA exchange benefits. The secondary purchases were higher due to increased kWh sales and the availability of lower cost hydroelectric power.

        BPA, a wholesale power and wheeling supplier, increased its rates effective October 1, 1993. The new rates will increase the Company's capacity and wheeling expenses by approximately $17 million annually and will reduce the Company's net residential exchange benefits by approximately $30 million annually. Retail sales prices were increased in Oregon, Washington, Montana and Idaho to reflect the reduction in the BPA exchange benefits.

        In certain circumstances, BPA has the option of implementing an interim rate increase of up to 10% for the period October 1, 1994 through September 30, 1995. If a maximum increase occurred, it would reduce the Company's residential exchange benefits by approximately $20 - million for the 12-month period. The Company would consider requesting price increases that will allow it to recover the loss of benefits.

    .. Other operations expense remained constant. Increased employee expense of $16 million and increased demand side management expense of $5 mill-ion were offset by the $19 million effect of charges in 1992 relating primarily to cancellation of a coal purchase option and a contract settlement. Employee expense increased as a result of the adoption of Statement of Financial Accounting Standards ("SFAS") 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," on January 1, 1993 and higher pension and benefits expense.

                                                                                                            FOR THE YEAR
                                                                                                                5-Year
                                                                                                  1993 to 1992  Compound
                                                                                                   Percentage   Annual
                                     1993       1992       1991       1990       1989       1988   Comparison   Growth
________________________________________________________________________________________________________________________
ENERGY SOURCE (%)
  Coal                                  77         81         78         78         78         81       (5)%      (1)%
  Hydroelectric                          6          4          6          7          8          7       50        (3)
  Other                                  1          2          1          1          -          1      (50)        -
  Purchase and exchange contracts       16         13         15         14         14         11       23         8
                                     _____      _____      _____      _____      _____      _____      ___       ___
NUMBER OF CUSTOMERS (Thousands)
  Residential                        1,135      1,112      1,093      1,076      1,060      1,047        2         2
  Commercial                           152        149        146        142        142        140        2         2
  Industrial                            18         17         16         15         13         12        6         8
  Other                                  3          3          3          3          3          3        -         -
                                     _____      _____      _____      _____      _____      _____      ___       ___
  TOTAL                              1,308      1,281      1,258      1,236      1,218      1,202        2         2
                                     _____      _____      _____      _____      _____      _____      ___       ___
Residential average annual
  usage (kWh)                       10,733     10,183     10,464     10,283     10,209     10,070        5         1
Residential average annual
  revenue per customer (Dollars)       622        589        612        605        613        625        6         -
Residential revenue per kWh (Cents)    5.8        5.8        5.8        5.9        6.0        6.2        -        (1)

MILES OF LINE
  Transmission                      14,900     14,900     14,900     14,900     14,700     14,600        -         -
  Distribution                      44,800     44,500     44,400     44,200     44,200     44,100        1         -

SYSTEM PEAK DEMAND (Megawatts)
  Net system load (a) - summer       6,554      6,734      6,405      6,407      5,978      5,939       (3)        2
                      - winter       7,268      6,968      7,019      7,623      6,875      6,267        4         3
  Total firm load (b) - summer       8,390      8,477      7,639      7,019      6,741      6,503       (1)        5
                      - winter       8,838      8,335      7,710      8,417      7,559      6,833        6         5

SYSTEM CAPABILITY (Megawatts) (c)
                      - summer       9,757      9,753      9,629      8,551      8,570      8,923        -         2
                      - winter       9,916      9,982      9,316      9,141      8,948      8,831       (1)        2
                                     _____      _____      _____      _____      _____      _____      ___       ___
                                     _____      _____      _____      _____      _____      _____      ___       ___

(a) Excludes off-system wholesale sales.

(b) Includes off-system firm wholesale sales.

(c) Owned and contractual generating capability at the time of system firm peak.

    .. Maintenance expense increased $4 million or 3% primarily due to $8 mil-lion resulting from unscheduled plant outages, the $3 million effect of the addition of new plants during 1992 and $7 million of increased employee expense. The increases were offset in part by the effect of a $17 million write-off in 1992 of obsolete materials and supplies inventory.

    .. Administrative and general expense decreased $6 million or 4% primarily due to valuation adjustments in 1992 of $11 million relating to de-ferred costs, offset in part by increased employee expense of $3 million in 1993.

    .. Depreciation and amortization expense decreased $6 million or 2% due to a $24 million reduction primarily resulting from extending the depre-ciable lives of thermal plants. The reduction was largely offset by additional depreciation attributable to increased plant in service, including the addition of new plants in April 1992.

        Pension costs for 1993 were $46 million compared to $27 million in 1992. The Company expects pension funding in years 1994 through 1998 to be at a level between $40 and $50 million each year. Approximately 69% of the cost is allocated to various categories of operating expens-es as described above.

    Earnings contribution increased $119 million or 59%.

    ..  Income from operations increased $107 million or 16% primarily due to
        $61 million of write-offs and adjustments in 1992.   Decreased BPA
        exchange credits increased retail sales revenue and purchased power expense $11 million each, with no effect on income from operations.

    .. Other income was $13 million in 1993 compared with other expense of $27 million in 1992. A gain of $5 million from the sale of property and a $5 million increase in the cash surrender value of life insurance were recorded in 1993. The 1992 expense included $20 million of valuation adjustments relating to investments in cogeneration projects, a coal lease and other properties.

    .. Income tax expense increased $22 million or 14% primarily due to the $50 million effect of higher taxable income and the $5 million effect of a higher federal income tax rate. The tax increase was partially offset by $8 million of 1992 tax adjustments recorded in 1993 and $25 million of other tax reductions.


1992 COMPARED TO 1991
_____________________

    Revenues increased $111 million or 5%.

    .. Retail sales revenues increased $12 million or 1%. Commercial revenues increased $10 million due to increased customers and customer usage, partially offset by selective price reductions and the effects of mild weather. Industrial revenues increased $21 million due to higher contract revenue and increased sales to irrigation customers. Residen-tial revenues decreased $14 million primarily due to price reductions and the effect of mild weather that contributed to a 3% decrease in average usage, offset in part by a 2% increase in customers.

    .. Wholesale sales revenues increased $103 million or 32% primarily due to a 30% increase in volume sold. Long-term firm power sales increased $69 million from contracts implemented after July 1991 and $14 million from sales under previously existing agreements. Short-term firm sales increased $9 million and secondary sales were up $11 million.

    Operating expenses increased $216 million or 15%.

    .. Fuel expense increased $55 million or 13% due to increased coal-fired generation as a result of the acquisition of additional plant capacity, increased off-system sales and poor hydro conditions. As a result of drought conditions, the Company's hydroelectric projects set an all-time low generation record. The 1992 hydroelectric output was 21% below the previous lowest year, which was 1977.

    .. Purchased power expense increased $34 million or 19% due to higher prices, partially offset by a 5% decrease in volumes purchased. Firm purchases increased $20 million and secondary purchases increased
        $16 million primarily due to higher prices.

    .. Other operations expense increased $38 million or 15% primarily due to a $10 million increase in wheeling expense as a result of increased volumes wheeled, a contract settlement and a BPA price increase; a $9 million increase for pension funding; a $9 million charge in 1992 relating to cancellation of a coal purchase option; and increased expense of $8 million due to acquisitions of interests in thermal generating plants.

    .. Maintenance expense increased $21 million or 14% primarily due to a $17 million write-off of obsolete materials and supplies inventory and the acquisition of interests in thermal generating plants.

    .. Administrative and general expense increased $25 million or 21% primar-ily due to increased pension funding and the effect of adjustments in 1991 that reduced insurance reserves and benefit accruals.

    .. Depreciation and amortization expense increased $31 million or 12% primarily due to acquisitions of interests in thermal generating plants.

    .. Taxes other than income taxes increased $12 million or 12% due to acquisitions of interests in thermal generating plants and property tax adjustments in 1991 relating to valuation corrections and settlement refunds.

    Earnings contribution decreased $144 million or 41%.

    ..  Income from operations decreased $105 million or 13%.

    .. Other expense increased $44 million primarily due to $20 million of valuation adjustments relating to investments in cogeneration projects, a coal lease and other properties; a $14 million reduction in interest income; and the $6 million effect of a terminated sale of water rights.

    .. Provision for income taxes decreased $17 million or 10% due to de-creased taxable income, partially offset by reversal of prior flow-through tax depreciation.

    .. Preferred dividend requirements increased $11 million or 40% due to issuances of preferred stock in August 1991 and May and June 1992.

TELECOMMUNICATIONS
                                                                                        MILLIONS OF DOLLARS/FOR THE YEAR
                                                                                                                5-Year
                                                                                                  1993 to 1992  Compound
                                                                                                   Percentage   Annual
                                    1993       1992       1991       1990        1989       1988   Comparison   Growth
________________________________________________________________________________________________________________________
REVENUES
  Local network service            $ 81.8     $ 74.1     $ 68.4     $ 57.7     $ 55.4      $ 50.1       10%       10%
  Network access service            183.9      174.9      168.2      147.4      127.8       120.3        5         9
  Long distance network service     262.5      275.4      286.1      253.8      274.0       270.0       (5)       (1)
  Private line service               63.8       70.4       66.0       60.1       58.3        61.3       (9)        1
  Sales of cable capacity             4.9       10.8       30.9       83.2          -           -      (55)        *
  Other                             112.2       98.9      104.8       80.7       62.2        58.3       13        14
                                    _____      _____      _____      _____      _____       _____      ___       ___
  TOTAL                             709.1      704.5      724.4      682.9      577.7       560.0        1         5
                                    _____      _____      _____      _____      _____       _____      ___       ___
EXPENSES
  Depreciation and amortization     110.0      114.1      117.3      101.9       98.5        93.6       (4)        3
  Operations, maintenance and
    other                           458.3      451.8      447.5      426.8      345.4       349.9        1         6
                                    _____      _____      _____      _____      _____       _____      ___       ___
  TOTAL                             568.3      565.9      564.8      528.7      443.9       443.5        -         5
                                    _____      _____      _____      _____      _____       _____      ___       ___
INCOME FROM OPERATIONS              140.8      138.6      159.6      154.2      133.8       116.5        2         4
                                    _____      _____      _____      _____      _____       _____      ___       ___
INCOME FROM CONTINUING
  OPERATIONS (a)                     58.4       67.2       89.5       95.4       75.1        58.6      (13)        -

  Minority interest and other         7.5        9.9       12.9       18.8       10.9         8.3      (24)       (2)
                                    _____      _____      _____      _____      _____       _____      ___       ___
EARNINGS CONTRIBUTION FROM
  CONTINUING OPERATIONS (a)        $ 50.9     $ 57.3     $ 76.6     $ 76.6     $ 64.2      $ 50.3      (11)        -
                                    _____      _____      _____      _____      _____       _____      ___       ___
                                    _____      _____      _____      _____      _____       _____      ___       ___
Identifiable assets                $1,479     $1,513     $1,674     $1,703     $1,192      $1,206       (2)        4
Capital spending                   $  126     $  140     $  236     $  475     $  180      $  170      (10)       (6)
Number of employees (b)             2,834      2,891      3,050      3,412      2,737       3,485       (2)       (4)
Telephone access lines (Thousands)    399        379        357        340        253         240        5        11
Long lines originating billed
  minutes (Millions)                  710        679        654        632        597         512        5         7
                                    _____      _____      _____      _____      _____       _____      ___       ___
                                    _____      _____      _____      _____      _____       _____      ___       ___

*Not a meaningful number.

(a) Does not reflect elimination of interest on intercompany borrowing arrange-ments and includes income taxes on a separate-company basis.

(b) Excludes employees of discontinued operations.

FACTORS INFLUENCING EARNINGS

Pacific Telecom provides voice, data, video and other services through long lines and local exchange operations. Pacific Telecom also operates, maintains and sells capacity on the North Pacific Cable. Pricing for services is both rate regulated and market driven. Long-term profitability in franchised service territories is influenced by technological developments, efficiency of opera-tions, cost of capital and competition. Pacific Telecom's revenues for 1993 were derived 48% from long lines, 45% from local exchange companies, 3% from cable and backhaul capacity sales and related cable services and 2% from cellular operations. See discussion of Alaska restructuring in TELECOMMUNICA-TIONS on pages 24 and 25.

1993 COMPARED TO 1992
_____________________

.   Revenues increased $5 million or 1%.

    .. Local network service revenues (local telephone services to residential and business customers) increased $8 million or 10% primarily due to the effects of internal access line growth of 5% that added $6 million and $1 million of revenues from enhanced and extended services.

    .. Network access service revenues (fees charged to long-distance interex-change carriers using the local exchange network to access their customers) increased $9 million or 5% primarily due to an increase of $8 million in Universal Service Fund ("USF") support, funded by inter-exchange carriers, which helps fund nontraffic sensitive costs that are above the national average.

        An indexed cap has been placed on USF growth to allow growth at a rate no faster than the rate of growth in the U.S.'s total working local loops. The indexed rate may be in effect for up to two years while the FCC and a Joint Board reevaluate the USF assistance mechanism. Placing the indexed cap on USF growth will have a negative impact on Pacific Telecom's revenues, but the impact is not expected to be material.

    .. Long distance network service revenues (charges for long-distance calling services) decreased $13 million or 5% primarily due to the $11 million revenue effect of a lower rate base resulting mainly from the sale of satellite transponders in late 1992, the $5 million revenue effect of recoverable expense reductions and $3 million due to lower average rates per minute for intrastate message toll services. These decreases were offset in part by an increase in out-of-period revenue adjustments of $6 million.

    .. Private line service revenues (charges for dedicated facilities that provide communications services to major customers) decreased $7 milli-on or 9% primarily due to the sale of a portion of the Alaska Spur in late 1992 to a customer that previously used those services.

    .. Sales of cable capacity revenues (sales of capacity in a submarine fiber optic cable between the U. S. and Japan) decreased $6 million or 55%. Approximately 51% of the North Pacific Cable's capacity has been sold -- 1%, 4%, 10% and 36% sold in 1993, 1992, 1991 and 1990, respec-
        tively. A competing AT&T cable was placed in service in 1992 and AT&T has announced plans for an additional Pacific cable system to be completed between 1995 and 1997. The competition from AT&T, adverse economic conditions in Japan and other Far East countries and outages on the North Pacific Cable may have contributed to the slowing of cable capacity sales. Pacific Telecom is investigating use of the North Pacific Cable to provide video services. Pacific Telecom continues to market the remaining cable capacity and believes that most of the remaining capacity can be sold over the next five years.

    .. Other revenues increased $13 million or 13% primarily due to increased cellular revenues of $6 million, one-time revenue of $3 million from service in Saudi Arabia and $4 million from resale of long lines equipment.

.   Operating expenses increased $2 million.

    .. Operations expense increased $6 million or 3% primarily due to a $12 million increase in leased circuit expense relating mainly to the lease of satellite transponders and $4 million of increased customer operations expense relating to customer growth, acquisitions and higher directory assistance expense. The increases were partially offset by a $5 million reduction as a result of lower cable capacity sales and a $2 million reduction in access expense.

    .. Maintenance expense increased $5 million or 4% primarily due to $6 mil-lion of expense from a long lines service contract and equipment resale.

    .. Administrative and general expense decreased $6 million or 6% primarily due to the effect of an accrual in 1992 for an early retirement pro-gram.

    .. Depreciation and amortization expense decreased $4 million or 4% primarily due to a $7 million decrease relating to the sale of satel-lite transponders, offset in part by the $2 million effect of increased depreciation rates and $1 million resulting from growth in cellular operations.

.   Earnings contribution decreased $6 million or 11%.

    ..  Income from operations increased $2 million.

    .. Interest expense decreased $8 million or 15% primarily due to lower borrowing levels in 1993.

    .. Other expense increased $27 million due to the effect of a $21 million gain in 1992 from the sale of an investment in a noncore business and a $6 million decrease in gains from sales and exchanges of cellular operations.

    .. Income tax expense decreased $9 million or 27% due to a favorable settlement of state income taxes for 1992 recorded in 1993 and lower taxable income.


1992 COMPARED TO 1991
_____________________

.   Revenues decreased $20 million or 3%.

    .. Local network service revenues increased $6 million or 8% primarily due to an internal access line growth rate of 6% that added $4 million and local service rate increases totaling $1 million.

    .. Network access service revenues increased $7 million or 4% primarily due to increased USF support, $7 million; higher expense recovery, $3 million; and acquisitions, $1 million. Partially offsetting these increases were lower out-of-period revenue adjustments of $2 million and rate decreases of $1 million.

    .. Long distance network service revenues decreased $11 million or 4% primarily due to a $12 million reduction in out-of-period revenue adjustments, a $9 million reduction resulting from the introduction of competition in Alaska in May 1991 and the effects of a $6 million annual rate decrease in Alaska that became effective in July 1991. As a result of competition, intrastate minute volumes declined 7%. These reductions were offset in part by increased interstate revenues of $11 million relating to an increased rate of return and increased recoverable expenses.

    ..  Sales of cable capacity revenues decreased $20 million or 65%.

    Operating expenses were unchanged.

    .. Operations expenses decreased $11 million or 5% primarily due to an $8 million reduction stemming from lower cable capacity sales and $7 million of expense in 1991 for leasing transponders on an interim satellite, partially offset by increased expense relating to growth in cellular operations, local exchange company acquisitions and access line growth.

    .. Administrative and general expenses increased $12 million or 15% primarily due to $7 million relating to development of customer support and billing software and $6 million relating to an early retirement program.

    Earnings contribution from continuing operations decreased $19 million or 25%.

    ..  Income from operations decreased $21 million.

    .. Interest capitalized decreased $6 million due to the absence of long-term construction projects in 1992 versus the effect of construction of the replacement satellite and cable in 1991.

OTHER

Consistent with PacifiCorp's strategic focus on its core utility operations, PFS plans to sell, over the next several years, substantial portions of its assets. Cash generated from these sales will be used primarily to pay down debt. PFS presently expects to retain only its tax advantaged investments in leveraged lease assets (primarily aircraft and project finance) and low-income housing projects (included with real estate), which presently represents $479 million of its assets.

The $10 million earnings contribution of other businesses in 1993 resulted from $11 million of after-tax interest income recorded on the note received in connection with the disposition of NERCO and a $3 million gain from the sale of an investment in a cogeneration project. Partially offsetting these increases was PFS' negative contribution of $3 million resulting from additional valuation and impairment charges of $25 million after-tax.

PFS and Holdings' negative contribution of $147 million in 1992 was primarily due to after-tax special charges of $132 million relating to asset reduction plans, as well as the write-off of certain intangible assets primarily associat-ed with PFS' computer leasing unit.

The following is a summary of PFS' assets and revenues by business line:

                                                   MILLIONS OF DOLLARS
                   ________________________________________________________________________
                           1993                       1992                    1991
                   _______________________ _________________________ ______________________
                               Revenues                    Revenues                Revenues
                   Assets at    for the      Assets at      for the   Assets at     for the
                    year end       year       year end         year    year end        year
                   _______________________ _________________________ ______________________

Aviation financing    $  454     $ (8.6)(a)     $  506       $ 33.5      $  563      $ 35.4
Computer leasing          88       19.2            139         28.6         390        51.1
Other                    217       38.6            353         43.1         487        45.3
                       _____      _____          _____        _____       _____       _____
  Total finance          759       49.2            998        105.2       1,440       131.8
Real estate              324       49.3            252         29.7         254        25.1
Manufacturing             31       42.4             26         40.2          24        35.2
Agriculture               20       38.7              -            -           -           -
                       _____      _____          _____        _____       _____       _____
  Total               $1,134     $179.6         $1,276       $175.1      $1,718      $192.1
                       _____      _____          _____        _____       _____       _____
                       _____      _____          _____        _____       _____       _____

(a) An impairment charge of $22 million for certain aircraft under operating leases reduced net aviation finance revenues.

At December 31, 1993, the aviation portfolio (with net assets of $454 million) consisted of 52 aircraft, 51 of which were placed with 15 separate carriers and one (with a book value of $9 million) was being held for lease or sale. In February 1994, this aircraft was put on lease. About 90% of the aircraft are Stage III noise compliant.

The aviation industry has been adversely affected by a variety of factors during the past three years. This has impacted PFS' aviation finance portfolio in a number of ways, including having one lessee/borrower (involving two planes) currently involved as debtor-in-possession in bankruptcy proceedings. Although industry performance appears to be stabilizing, further deterioration may occur. Loss provisions have been established based upon PFS' best estimate of the present situation.

Given the limited number and relatively large size of individual loan and lease assets, PFS analyzes each discrete account in its process of establishing the level of allowance for credit losses. PFS' allowance and earnings are subject to a higher degree of volatility than larger more diversified finance companies, a situation which is magnified by the current weak industry conditions in aviation and real estate. Allowances for credit losses and accumulated valua-tion and impairment charges were $115 million and $90 million at December 31, 1993 and 1992, respectively.

PFS and Holdings expect to fund scheduled debt maturities and financing commit-ments through cash flow from operations and further asset sales.

DISCONTINUED OPERATIONS

On June 2, 1993, Holdings sold, by means of a merger, its 82% ownership interest in NERCO to a subsidiary of RTZ America, Inc. ("RTZ") for $12 per NERCO common share, or $384 million. In connection with this transaction, a subsidiary of Holdings loaned $225 million at 13% interest to a subsidiary of RTZ, with repayment contingent upon future revenues received under a coal supply contract. The sale resulted in a gain of approximately $183 million, including earnings through June 2, 1993, which has been deferred and is being recognized in earnings, using a modified installment method, as the $225 million loan is repaid. The loan could extend through 2009, but is prepayable without premium.

The Company incurred after-tax losses from the discontinued operations of NERCO of $146 million, $21 million and $285 million for the first, third and fourth quarters of 1992, respectively. In the second quarter of 1992, NERCO reported earnings of $1 million.

A subsidiary of Pacific Telecom, International Communications Holdings, Inc. ("ICH"), closed the sale of its wholly owned subsidiary, TRT, to IDB on Septem-ber 23, 1993. Pacific Telecom received 4,500,000 shares of IDB common stock and $1 million in cash in exchange for the stock of TRT and the stock of another smaller subsidiary. Based on appreciation in the market value of IDB common stock, the Company recorded an after-tax gain of $52 million at closing of the transaction. The Company had recorded valuation adjustments and operating losses totaling $40 million in 1992 based, in part, on the then value of the IDB common stock to be received by Pacific Telecom as consideration in the sale.
The IDB common stock was sold in November 1993 and the net proceeds of $195 mil-lion were used to pay down Pacific Telecom debt. The Company incurred after-tax losses relating to discontinued operations of ICH totaling $6 million in the third quarter of 1992, $34 million in the fourth quarter of 1992 and $7 million in 1991.

REPORT OF MANAGEMENT

The management of PacifiCorp is responsible for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles giving consideration to materiality. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Company's financial statements have been audited by Deloitte & Touche, independent public accountants. Management has made available to Deloitte & Touche all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

Management of the Company has established and maintains an internal control structure that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition and the prevention and detection of fraudulent financial reporting. The Company maintains an internal auditing program that independently assesses the effectiveness of the internal control structure and recommends possible improvements. Deloitte & Touche also considered the internal control structure in connection with its audit. Management considers the internal auditors' and Deloitte & Touche's recommendations concerning the Company's internal control structure and takes cost-effective actions to respond appropriately to these recommendations.

The Company's principles of business conduct are publicized throughout the Company. The principles address, among other things, potential conflicts of interests, compliance with laws, including those relating to financial disclo-sure and the confidentiality of proprietary information.

The Audit Committee of the Board of Directors is comprised solely of outside directors. It meets at least quarterly with the Chairpersons of divisions and subsidiary audit committees, management, Deloitte & Touche, internal auditors and counsel to review the work of each and ensure the Committee's responsibili-ties are being properly discharged. Deloitte & Touche and internal auditors have free access to the Committee, without management present, to discuss their audit work and their evaluations of the adequacy of the internal control structure and the quality of financial reporting.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of PacifiCorp:

We have audited the accompanying consolidated balance sheets of PacifiCorp and subsidiaries as of December 31, 1993 and 1992, and the related statements of consolidated income and retained earnings and of consolidated cash flows for each of the three years in the period ended December 31, 1993. These consoli-dated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of PacifiCorp and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of three years in the period ended December 31, 1993 in conformi-ty with generally accepted accounting principles.

As discussed in Notes 9 and 11 to the consolidated financial statements, the Company changed its method of accounting for income taxes and other postretirement benefits in the year ended December 31, 1993.





DELOITTE & TOUCHE
Portland, Oregon
February 18, 1994

STATEMENTS OF CONSOLIDATED
INCOME AND RETAINED EARNINGS
                            MILLIONS OF DOLLARS/FOR THE YEAR ENDED DECEMBER 31
                                                        1993        1992      1991
___________________________________________________________________________________
REVENUES                                             $3,412.4    $3,242.0  $3,168.3
                                                      _______     _______   _______
EXPENSES
  Operations                                          1,373.9     1,376.6   1,139.8
  Maintenance                                           297.2       287.9     264.2
  Administrative and general                            247.4       298.2     239.9
  Depreciation and amortization                         404.8       452.5     381.3
  Taxes, other than income taxes                        119.9       123.3     110.6
  Financial Services' interest expense                   53.7        70.5      91.2
                                                      _______     _______   _______
  TOTAL                                               2,496.9     2,609.0   2,227.0
                                                      _______     _______   _______
INCOME FROM OPERATIONS                                  915.5       633.0     941.3
                                                      _______     _______   _______
INTEREST EXPENSE AND OTHER
  Interest expense                                      323.2       341.4     336.0
  Interest capitalized                                  (13.9)      (16.2)    (21.5)
  Minority interest and other                            (3.9)       66.8       3.3
                                                      _______     _______   _______
  TOTAL                                                 305.4       392.0     317.8
                                                      _______     _______   _______
Income from continuing operations before
  income taxes                                         610.1       241.0     623.5
Income taxes                                           187.4        90.8     176.7
                                                      _______     _______   _______
INCOME FROM CONTINUING OPERATIONS
  BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE                                 422.7       150.2     446.8
Discontinued operations less applicable
  income tax expense (benefit): 1993/$26.0,
  1992/($178.5), 1991/$26.5                             52.4      (490.6)     60.4
Cumulative effect on prior years of
  change in accounting for income taxes                  4.0           -         -
                                                     _______     _______   _______
NET INCOME (LOSS)                                      479.1      (340.4)    507.2

RETAINED EARNINGS, JANUARY 1                           210.4       999.6     907.9
Cash dividends declared
  Preferred stock                                      (39.5)      (39.0)    (28.0)
  Common stock per share: 1993/$1.08,
    1992/$1.53, 1991/$1.485                           (298.7)     (410.6)   (384.4)

Common and preferred stock retired
  and ESOP dividend tax savings                            -          .8      (3.1)
                                                     _______     _______   _______
RETAINED EARNINGS, DECEMBER 31                      $  351.3    $  210.4  $  999.6
                                                     _______     _______   _______
                                                     _______     _______   _______
EARNINGS (LOSS) ON COMMON STOCK Net income
  (loss) less preferred dividend requirement        $  439.8   $ (377.7) $  480.5

Average number of common shares
  outstanding (Thousands)                            274,551     266,527   258,350

EARNINGS (LOSS) PER COMMON SHARE
  Continuing operations                             $   1.40    $    .42  $   1.63
  Discontinued operations                                .19       (1.84)      .23
  Cumulative effect on prior years of
    change in accounting for income taxes                .01           -         -
                                                     _______     _______   _______
  TOTAL                                             $   1.60    $  (1.42) $   1.86
                                                     _______     _______   _______
                                                     _______     _______   _______

(See accompanying Notes to Consolidated Financial Statements)

CONSOLIDATED BALANCE SHEETS
                                                               MILLIONS OF DOLLARS/DECEMBER 31
ASSETS                                                                  1993            1992
______________________________________________________________________________________________
PROPERTY, PLANT AND EQUIPMENT
  Electric                                                           $10,000.6       $ 9,328.1
  Telecommunications                                                   1,649.9         1,610.5
  Other                                                                   65.8            65.6
  Accumulated depreciation and amortization                           (3,863.5)       (3,451.7)
                                                                      ________        ________
  Net                                                                  7,852.8         7,552.5
  Construction work in progress                                          356.8           305.1
                                                                      ________        ________
  TOTAL PROPERTY, PLANT AND EQUIPMENT                                  8,209.6         7,857.6
                                                                      ________        ________
CURRENT ASSETS
  Cash and cash equivalents                                               31.2            50.2
  Accounts receivable
    Less allowance for doubtful
      accounts:  1993/$8.2 and 1992/$9.6                                 451.0           482.8
  Materials, supplies and fuel stock at average cost                     203.2           215.9
  Inventory                                                               70.1           104.1
  Finance assets                                                         118.7           187.6
  Other                                                                   80.5            53.6
                                                                      ________        ________
  TOTAL CURRENT ASSETS                                                   954.7         1,094.2
                                                                      ________        ________
OTHER ASSETS
  Investments in and advances to affiliated companies                    252.5           192.5
  Cost in excess of net assets of businesses acquired                    171.1           169.1
  Regulatory assets - net                                                974.9           238.8
  Finance note receivable                                                223.3               -
  Finance assets                                                         561.4           627.6
  Real estate investments                                                303.7           293.7
  Deferred charges and other                                             307.9           470.5
  Net assets of discontinued operations                                      -           312.5
                                                                      ________        ________
  TOTAL OTHER ASSETS                                                   2,794.8         2,304.7
                                                                      ________        ________
TOTAL ASSETS                                                         $11,959.1       $11,256.5
                                                                      ________        ________
                                                                      ________        ________





(See accompanying Notes to Consolidated Financial Statements)

                                           MILLIONS OF DOLLARS/DECEMBER 31
CAPITALIZATION AND LIABILITIES                      1993            1992
__________________________________________________________________________
COMMON EQUITY
  Common shareholder capital
    shares authorized 750,000,000;
    shares outstanding: 1993/281,020,717
    and 1992/270,579,042                         $ 2,953.4       $ 2,755.2
  Retained earnings                                  351.3           210.4
  Guarantees of Employee Stock Ownership
    Plan borrowings                                  (42.1)          (57.4)
                                                  ________        ________
  TOTAL COMMON EQUITY                              3,262.6         2,908.2
                                                  ________        ________
PREFERRED STOCK                                      367.4           417.4
                                                  ________        ________
PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION      219.0           219.0
                                                  ________        ________
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS       3,923.6         4,181.4
                                                  ________        ________
CURRENT LIABILITIES
  Long-term debt and capital lease obligations
    currently maturing                               155.6           420.3
  Notes payable and commercial paper                 553.5           553.4
  Accounts payable                                   360.5           312.4
  Taxes, interest and dividends payable              252.5           417.2
  Customer deposits and other                        121.2           130.4
                                                  ________        ________
  TOTAL CURRENT LIABILITIES                        1,443.3         1,833.7
                                                  ________        ________
DEFERRED CREDITS
  Income taxes                                     1,833.3           972.1
  Investment tax credits                             200.0           209.2
  Other                                              605.7           429.5
                                                  ________        ________
  TOTAL DEFERRED CREDITS                           2,639.0         1,610.8
                                                  ________        ________
MINORITY INTEREST                                    104.2            86.0
                                                  ________        ________
COMMITMENTS AND CONTINGENCIES (See Notes 7 and 8)

TOTAL CAPITALIZATION AND LIABILITIES             $11,959.1       $11,256.5
                                                  ________        ________
                                                  ________        ________








(See accompanying Notes to Consolidated Financial Statements)

STATEMENTS OF CONSOLIDATED CASH FLOWS
                                                              MILLIONS OF DOLLARS/YEAR ENDED DECEMBER 31
                                                                             1993      1992       1991
________________________________________________________________________________________________________
CASH FLOWS FROM OPERATING ACTIVITIES
  Income from continuing operations                                       $  422.7   $ 150.2    $  446.8
  Adjustments to reconcile income from
    continuing operations to net cash
    provided by operating activities

    Depreciation and amortization                                            468.3     507.7       485.7
    Deferred income taxes and investment tax
      credits - net                                                          113.5     (64.1)      (31.5)
    Interest capitalized on equity funds                                      (4.2)     (7.3)      (11.3)
    Payment from sale of power entitlements                                      -         -       114.1
    Minority interest and other                                               27.1      70.8       (20.1)
    Special charges                                                              -     185.7           -
    Accounts receivable and prepayments                                       52.9      (6.6)       49.9
    Materials, supplies, fuel stock and inventory                             26.1      56.7        47.0
    Accounts payable and accrued liabilities                                 (69.0)     48.5       (60.2)
                                                                           _______    ______    ________
  Net cash provided by continuing operations                               1,037.4     941.6     1,020.4
  Net cash provided (used) by discontinued operations                            -      14.2      (155.5)
                                                                           _______    ______    ________
NET CASH PROVIDED BY OPERATING ACTIVITIES                                  1,037.4     955.8       864.9
                                                                           _______    ______    ________
CASH FLOWS FROM INVESTING ACTIVITIES
  Construction                                                              (741.5)   (694.0)     (702.6)
  Operating companies and assets acquired                                    (16.4)    (40.8)     (309.5)
  Investments and advances to affiliated companies - net                     (46.8)    (10.9)      (46.8)
  Proceeds from sales of assets                                              602.8     143.8        78.8
  Proceeds from sales of finance assets and
    principal payments                                                       168.3     281.9       476.8
  Purchase of finance assets                                                 (57.7)   (125.6)     (550.1)
  Investment in finance note                                                (225.0)        -           -
  Other                                                                       53.2      20.6        10.1
                                                                           _______    ______    ________
NET CASH USED IN INVESTING ACTIVITIES                                       (263.1)   (425.0)   (1,043.3)
                                                                           _______    ______    ________
CASH FLOWS FROM FINANCING ACTIVITIES
  Changes in short-term debt                                                  (8.6)    (74.5)      (30.0)
  Proceeds from long-term debt                                               698.9     849.1     1,021.1
  Proceeds from issuance of common stock                                     197.4     184.8       199.3
  Proceeds from issuance of preferred stock                                      -     195.2        98.4
  Dividends paid                                                            (366.7)   (439.5)     (408.6)
  Repayments of long-term debt and capital
    lease obligations                                                     (1,230.9) (1,190.2)     (782.8)
  Redemptions of capital stock                                               (50.0)    (56.1)        (.5)
  Other                                                                      (33.4)    (25.2)      (15.0)
                                                                           _______    ______       ______
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                            (793.3)   (556.4)       81.9
                                                                           _______    ______       ______
DECREASE IN CASH AND CASH EQUIVALENTS                                        (19.0)    (25.6)      (96.5)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                50.2      75.8       172.3
                                                                           _______    ______      ______
CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $   31.2   $  50.2     $  75.8
                                                                           _______    ______      ______
                                                                           _______    ______      ______

(See accompanying Notes to Consolidated Financial Statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993, 1992 and 1991
___________________________________________________________________________

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements of PacifiCorp (the "Company") encompass two businesses primarily of a utility nature--Electric Operations (Pacific Power and Utah Power) and an 87%-owned Telecommunications operation (Pacific Telecom, Inc.); and a wholly owned Financial Services business (PacifiCorp Financial Services, Inc.). The Company's wholly owned subsidiary, PacifiCorp Holdings, Inc. ("Holdings"), holds all of its nonelectric utility investments. Together these businesses are referred to herein as the Companies. Significant intercom-pany transactions and balances have been eliminated.

In June 1993, Holdings sold by merger its 82% interest in a mining and resource development business (NERCO, Inc.). In September 1993, Pacific Telecom, Inc. ("Pacific Telecom") closed the sale of its interest in an international communi-cations business (TRT Communications, Inc.). See Note 2.

Investments in and advances to affiliated companies represent investments in unconsolidated affiliated companies carried on the equity basis, which approxi-mates the Company's equity in their underlying net book value.

REGULATORY AUTHORITIES

Accounting for the utility businesses conforms with generally accepted account-ing principles as applied to regulated public utilities and as prescribed by federal agencies and the commissions of the various states in which the utility businesses operate.

CASH AND CASH EQUIVALENTS

For the purposes of these financial statements, the Company considers all liquid investments with original maturities of three months or less to be cash equiva-lents.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at original cost of contracted servic-es, direct labor and material, interest capitalized during construction and indirect charges for engineering, supervision and similar overhead items. The cost of depreciable utility properties retired, including the cost of removal, less salvage, is charged to accumulated depreciation. Telecommunications plant at December 31, 1993, included $70 million relating to cellular franchises that are being amortized over 40 years.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization is computed generally by the straight-line method over the estimated useful lives of the related assets. Provisions for deprecia-tion (excluding amortization of capital leases) in the utility businesses were 3.5%, 3.8% and 3.9% of average depreciable assets in 1993, 1992 and 1991, respectively.

In 1993, based on a study by an independent consultant, the Company extended the lives of its thermal generating plants, decreasing depreciation expense by $24 million and increasing net income by $16 million and earnings per share by $0.06.

The cost in excess of net assets of consolidated businesses acquired is general-ly amortized over 40 years.

INVENTORY VALUATION

Inventories are generally valued at the lower of average cost or market.

REGULATORY ASSETS

The Company's utility operations capitalize certain costs in accordance with regulatory authority whereby those costs will be recovered in future periods. Regulatory assets-net at December 31 included the following: 1993 - deferred taxes-net, $716 million; deferred pension costs, $128 million; and various other costs of $131 million; 1992 - deferred pension costs of $135 million and various other costs, $104 million.

FINANCE AND LEASE INCOME RECOGNITION

Direct financing lease revenue is recognized as a constant yield on asset carrying values. Operating lease revenues consist of periodic rentals, primari-ly monthly. The cost of equipment under operating lease is depreciated on a straight-line basis over the lease term. Leveraged lease revenue is recorded so as to produce a constant yield on the outstanding investments in periods when Financial Services' net investment in the lease is positive.

INTEREST CAPITALIZED

Costs of debt and equity funds applicable to electric and telecommunication utility properties are capitalized during construction. Generally, the compos-ite capitalization rates were 5.1% for 1993, 7.1% for 1992 and 9.4% for 1991.

INCOME TAXES

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes." This statement requires use of the liability method of accounting for deferred income taxes. Deferred tax liabilities and assets reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. The cumulative effect of adoption of SFAS 109 resulted in an increase in consolidated net income in 1993 of $4 million, or $0.01 per share.

Investment tax credits are deferred and amortized to income over the average estimated lives of the properties.

REVENUE RECOGNITION

The Company accrues estimated unbilled revenues for electric services provided after cycle billing to month-end.

RECLASSIFICATION

Certain amounts from prior years have been reclassified to conform with the 1993 method of presentation. These reclassifications had no effect on previously reported consolidated net income.

NOTE 2.  DISCONTINUED OPERATIONS

On February 18, 1993, Holdings announced an agreement to sell, by means of a merger, its interest in an 82%-owned mining and resource development business, NERCO, Inc. ("NERCO"), to a subsidiary of RTZ America, Inc. ("RTZ"). On June 2, 1993, Holdings completed the sale for a cash consideration of $12 per NERCO common share, or $384 million. In connection with this transaction, a subsid-iary of Holdings loaned $225 million at 13% interest to a subsidiary of RTZ, with repayment contingent upon future revenues received under a coal supply contract. The sale resulted in a gain of approximately $183 million, including earnings through June 2, 1993, which has been deferred and is being recognized in earnings, using a modified installment method, as the loan is repaid. The loan could extend through 2009, but is prepayable without premium. The fair value of the finance note approximates its carrying value at December 31, 1993.

The summarized 1992 and 1991 discontinued operations of NERCO are as follows:

                               MILLIONS OF DOLLARS/FOR THE YEAR
                                                 1992     1991
                                                 ____     ____
    Revenues                                   $ 672.0   $919.6
    Costs and expenses                           668.0    803.7
    Losses on asset dispositions
      and write-downs                            710.8        -
                                                ______    _____
      Income (loss) from operations
        before income taxes                     (706.8)   115.9
    Income tax (benefit) expense                (155.6)    32.8
    Minority interest and other                  100.3    (15.4)
                                                ______    _____
      INCOME (LOSS) FROM
        DISCONTINUED OPERATIONS                $(450.9)  $ 67.7
                                                ______    _____
                                                ______    _____

A subsidiary of Pacific Telecom, International Communications Holdings, Inc. ("ICH"), closed the sale of its wholly owned subsidiary, TRT Communications, Inc.("TRT"), to IDB Communications Group, Inc. ("IDB") on September 23, 1993. TRT had been shown as a discontinued operation, pending completion of an agreement to sell. Pacific Telecom received 4,500,000 shares of IDB common stock and $1 million in cash in exchange for the stock of TRT and the stock of another smaller subsidiary. Based on appreciation in the market value of the IDB common stock, the Company recorded a $52 million gain at closing in Septem-ber 1993 on the transaction. The IDB common stock was registered and sold in a public offering in November 1993 and Pacific Telecom received $45 per share before commissions and expenses.

From the discontinued operations of ICH, the Company incurred losses in 1992 of $40 million, which included $9 million of operating losses and a $31 million valuation adjustment, and $7 million of operating losses in 1991. The valuation adjustment was based on the market value of the IDB common stock at the time the agreement was signed.

NOTE 3.  FINANCE ASSETS

Investment in finance assets, net of allowances for credit losses and accumulat-ed impairment charges of $80 million and $62 million at December 31, 1993 and 1992, respectively, was as follows:

                                MILLIONS OF DOLLARS/DECEMBER 31
                                              1993        1992
                                             ______      ______
Finance receivables                          $225.1      $360.7
Leveraged leases                              339.4       339.3
Operating leases                              115.6       115.2
                                              _____       _____
  TOTAL                                       680.1       815.2
Less current portion                          118.7       187.6
                                              _____       _____
Long-term Investment in Finance Assets       $561.4      $627.6
                                              _____       _____
                                              _____       _____

Payment terms of finance receivables and operating leases are generally from two to five years, while payment terms of leveraged leases, which are presented net of principal and interest on third party nonrecourse debt, are up to 25 years.

Finance assets are net of unearned income of $254 million and $279 million at December 31, 1993 and 1992, respectively. The estimated unguaranteed residual value of leased assets included in finance assets was $245 million and $252 mil-lion at December 31, 1993 and 1992, respectively.

Deferred income tax liability related to leveraged leases was $308 million and $292 million at December 31, 1993 and 1992, respectively.

NOTE 4.  SHORT-TERM DEBT AND BORROWING ARRANGEMENTS

The Companies' short-term debt and borrowing arrangements are as follows:

                                     MILLIONS OF DOLLARS/DECEMBER 31, 1993
                                           PACIFICORP          SUBSIDIARIES
                                           __________          ____________
Revolving credit agreements                  $  500               $  814
Commercial paper outstanding                   (187)                 (50)
Borrowings under bank lines                     (77)                (297)
                                              _____                _____
AVAILABLE CAPACITY                           $  236               $  467
                                              _____                _____
                                              _____                _____

Covenants in certain PacifiCorp reimbursement agreements relating to letters of credit limit short-term borrowings to 12% of defined capitalization (limiting such borrowings by PacifiCorp to approximately $491 million at December 31,
1993). The Companies have the intent and ability to support short-term borrowi-ngs through various revolving credit agreements on a long-term basis. At December 31, 1993, subsidiaries had $60 million of short-term debt classified as long-term. Consolidated commitment fees were approximately $4 million in 1993 and 1992 and $2 million in 1991.

NOTE 5.  COMMON AND PREFERRED STOCK

Changes in shares of capital stock and common shareholder capital are listed below:

                                                 THOUSANDS OF SHARES/MILLIONS OF DOLLARS
                                                                                COMMON
                                                            SHARES   SHARES     SHARE-
                                                            COMMON PREFERRED    HOLDER
                                                            STOCK    STOCK      CAPITAL
                                                            ______ _________   _________
BALANCE, JANUARY 1, 1991                                   252,832     3,843    $2,377.0

1991 Sales through Dividend Reinvestment
  and Stock Purchase Plan                                    2,933         -        65.2
  Sales through Employees' Stock Plans                         224         -         5.2
  Sales to public                                            6,050     1,000       125.6
  Disposition of shares held by
    Holdings                                                    57         -         1.1
                                                           _______    ______     _______
BALANCE, DECEMBER 31, 1991                                 262,096     4,843     2,574.1

1992 Sales through Dividend Reinvestment
  and Stock Purchase Plan                                    3,781         -        81.4
  Sales through Employees' Stock Plans                       1,070         -        23.4
  Sales to public                                            3,308     5,750        70.0
  Redemptions                                                    -       (60)        (.8)
  Disposition of shares held by
    Holdings                                                   324         -         7.1
                                                           _______    ______     _______
BALANCE, DECEMBER 31, 1992                                 270,579    10,533     2,755.2

1993 Sales through Dividend Reinvestment
  and Stock Purchase Plan                                    2,947         -        56.2
  Sales through Employees' Stock Plans                         853         -        15.9
  Sales to public                                            6,642         -       128.3
  Redemptions and repurchases                                    -        (1)       (2.2)
                                                           _______    ______     _______
BALANCE, DECEMBER 31, 1993                                 281,021    10,532    $2,953.4
                                                           _______    ______     _______
                                                           _______    ______     _______

At December 31, 1993, there were 15,035,454 authorized but unissued shares of common stock reserved for issuance under the Dividend Reinvestment and Stock Purchase Plan and the Employee Savings and Stock Ownership Plans and for sales to the public. Eligible employees under the employee plans may direct their pretax elective contributions into the purchase of the Company's common stock. The Company makes matching contributions equal to a percentage of employee contributions, which are also invested in the Company's common stock. Employee contributions eligible for matching contributions are limited to 6% of compensation.

Generally, preferred stock is redeemable at stipulated prices plus accrued dividends, subject to certain restrictions. Upon involuntary liquidation, all preferred stock is entitled to stated value or specified preference amount per share plus accrued dividends.

PREFERRED STOCK OUTSTANDING
                           THOUSANDS OF SHARES/MILLIONS OF DOLLARS/DECEMBER 31
______________________________________________________________________________
                                               1993     1993    1992     1992
SERIES                                        Shares   Amount  Shares   Amount
______                                        ______   ______  ______   ______
SUBJECT TO MANDATORY REDEMPTION

  No Par Serial Preferred, 16,000 Shares
    Authorized
      $7.12 ($100 stated value)                  440   $ 44.0     440   $ 44.0
       7.70                                    1,000    100.0   1,000    100.0
       7.48                                      750     75.0     750     75.0
                                                        _____            _____
TOTAL                                                  $219.0           $219.0
                                                        _____            _____
                                                        _____            _____
NOT SUBJECT TO MANDATORY REDEMPTION
      $1.16 ($25 stated value)                   193   $  4.8     193   $  4.8
       1.18                                      420     10.5     420     10.5
       1.28                                      381      9.5     381      9.5
       1.76                                      394      9.8     394      9.8
       1.98                                      502     12.6     502     12.6
       2.13                                      666     16.7     666     16.7
       1.98, Series 1992                       5,000    125.0   5,000    125.0
     Auction Rate ($100,000 stated value)(a)       1    100.0       2    150.0

  Serial Preferred $100 Stated Value Per
    Share, 3,500 Shares Authorized
       4.52%                                       2       .2       2       .2
       4.56                                       85      8.5      85      8.5
       4.72                                       70      7.0      70      7.0
       5.00                                       42      4.2      42      4.2
       5.40                                       66      6.6      66      6.6
       6.00                                        6       .6       6       .6
       7.00                                       18      1.8      18      1.8
       7.96                                      135     13.5     135     13.5
       8.92                                       69      6.9      69      6.9
       9.08                                      165     16.5     165     16.5

  5% Preferred, $100 Stated Value, 127
    Shares Authorized and Outstanding            127     12.7     127     12.7
                                                        _____            _____
TOTAL                                                  $367.4           $417.4
                                                        _____            _____
                                                        _____            _____

(a) Dividend rates at December 31, 1993 on 500 shares each of Series A and Series C were 3.45% and 3.46%, respectively.

The fair value, based upon bid prices from an investment bank, of the redeemable preferred stock is estimated to be $234 million, or 107% of the carrying value, and $218 million, or 99% of the carrying value, at December 31, 1993 and 1992, respectively.

Mandatory redemption requirements at stated value plus accrued dividends on No Par Serial Preferred Stock are as follows: beginning in 1997, 15,000 shares of the $7.12 series are redeemable annually; the $7.70 series is redeemable in its entirety on August 15, 2001; and 37,500 shares of the $7.48 series are redeem-able on each June 15 from 2002 through 2006, with all shares outstanding on June 15, 2007 redeemable on that date. Mandatory redemption requirements for 1993 through 1996 on the $7.12 series were satisfied by the purchase of 60,000 shares at a discount in December 1992. If the Company is in default in its obligation to make any future redemptions on the $7.12 series or the $7.48 series, it may not pay cash dividends on common stock.

NOTE 6.  LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

The Company's long-term debt and capital lease obligations were as follows:

                                          MILLIONS OF DOLLARS/DECEMBER 31
                                                          1993      1992
_________________________________________________________________________
PACIFICORP
  First mortgage and collateral trust bonds
    Maturing 1994 through 1998/4.5%-9.4% (a)           $  651.2  $  571.3
    Maturing 1999 through 2003/5.9%-10%                   895.5     743.7
    Maturing 2004 through 2008/6.8%-7.9%                  257.7     455.5
    Maturing 2009 through 2013/7.3%-9.2%                  216.5     168.5
    Maturing 2014 through 2018/8.3%-8.7%                  109.1     202.8
    Maturing 2019 through 2023/6.7%-8.5%                  341.5     175.0
  Guaranty of pollution control revenue bonds
    6% due 2003                                            21.3      21.3
    5.6%-10.7% due 1994 through 2023 (b)                  271.0     272.9
    Variable rate due 2005 through 2019 (c)               404.9     407.4
    Funds held by trustees                                    -       (.9)
  Commercial paper and uncommitted bank lines                 -      93.0
  Leveraged ESOP loan guaranty                             16.7      27.3
  Unamortized premium and discount                         10.1      11.0
  Capital lease obligations                                21.6      18.2
                                                        _______   _______
          TOTAL                                         3,217.1   3,167.0
  Less current maturities                                  70.3      52.3
                                                        _______   _______
          TOTAL                                         3,146.8   3,114.7
                                                        _______   _______
SUBSIDIARIES
  2%-11.8% First mortgage notes and bonds
    maturing through 2028                                 155.7     171.7
  5.8%-12% Notes due through 2007 (d)                     188.5     231.0
  Unsecured domestic credit agreements                        -     206.0
  Commercial paper and uncommitted bank lines (c)(d)       50.0     155.0
  Variable rate notes due through 1997 (c)(d)              25.5      49.5
  5.4%-10.7% Medium-term notes due through 2006(d)        236.0     373.1
  4.5%-11% Nonrecourse debt due through 2031              172.2     208.7
  Leveraged ESOP loan guaranty                             25.4      30.1
  Capital lease obligations                                 8.8       9.6
                                                        _______   _______
          TOTAL                                           862.1   1,434.7
  Less current maturities                                  85.3     368.0
                                                        _______   _______
          TOTAL                                           776.8   1,066.7
                                                        _______   _______
TOTAL                                                  $3,923.6  $4,181.4
                                                        _______   _______
                                                        _______   _______

(a) Includes $50 million of 9.4% bonds issued to secure obligations under an equivalent 10-year yen loan. A currency swap converted the fixed rate yen liability to a floating rate U.S. dollar liability based on six-month LIBOR plus .02% (interest rate 3.5% at December 31, 1993).
(b) Secured by pledged first mortgage and collateral trust bonds generally at the same interest rates, maturity dates and redemption provisions as the secured pollution control revenue bonds.
(c) Interest rates fluctuate based on various rates, primarily on certificate of deposit rates, interbank borrowing rates or prime rates.
(d) The Companies have the ability to support short-term borrowings and current debt being refinanced on a long-term basis through revolving lines of credit and therefore, based upon management's intent, have classified
    $60 million of short-term debt and $55 million of currently maturing long-term debt as long-term debt in 1993.

In accordance with SFAS 107, "Disclosures about Fair Value of Financial Instru-ments," the fair value of the Company's long-term debt at December 31, 1993 and December 31, 1992 has been estimated by discounting the projected future cash flows, using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities. The fair value of the Company's long-term debt, including current portion and excluding leveraged ESOP loan guarantees and capital lease obligations, is estimated to be $4.3 billion, or 106% of the carrying value of $4.0 billion, and $4.6 billion, or 102% of the carrying value of $4.5 billion, at December 31, 1993 and 1992, respectively.

The Companies have entered into interest rate swap and exchange agreements to reduce the impact of changes in interest rates on their variable rate long-term debt. At December 31, 1993, the Companies had outstanding eleven interest rate contracts with commercial banks and Fortune 500 companies, having a total notional principal amount of $283 million. These agreements effectively change the Companies' interest rate exposure on the underlying variable rate debt to rates of 5.7% to 9%. These contracts mature at various times up to the year 2002. The Companies are exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Companies do not anticipate nonperformance by the counterparties.

The fair value of interest rate swaps is the estimated amount the Company would pay to terminate the swap agreements, taking into account current interest rates and the current creditworthiness of the swap counterparties. The estimated termination cost would have been $65 million and $64 million at December 31, 1993 and 1992, respectively.

Approximately $7 billion of the assets of the Companies secure long-term debt and capital lease obligations. First mortgage and collateral trust bonds of the Company may be issued in amounts limited by property, earnings and other provisions of the mortgage indentures.

The Company and Holdings guarantee certain debt of the Leveraged ESOP Trust established under the K Plus Plan (the "Trust"). In addition, the Company and Holdings guarantee the Trust's performance under certain interest rate swaps having a total notional principal amount of $24 million that were entered into by the Trust and a commercial bank. These arrangements change the interest rate exposure on the variable rate debt guaranteed by the Company and Holdings to effective rates of 7% and 6.7%, respectively, at December 31, 1993. The debt was used to acquire the Company's common stock. Common equity has been reduced and long-term debt has been increased by the amount of the debt guaranteed. Remaining unallocated common shares held in trust total 1,921,287.

Nonrecourse long-term notes are secured by assignment of related finance receivables, asset security interests and cash flows from operating leases. The noteholders have no additional recourse to the Companies.

Maturity and sinking fund requirements on all long-term debt and capital lease obligations and redeemable preferred stock outstanding are $157 million, $221 million, $222 million, $241 million and $315 million in 1994 through 1998, respectively.

The Company's Mortgages and Deeds of Trust, as supplemented, relating to its long-term debt, restrict the payment of cash dividends and other distributions on common stock. At December 31, 1993, the Company's retained earnings avail-able for these purposes was $266 million.

Holdings has pledged its shares of Pacific Telecom and Financial Services stock and certain other assets, including the note received in connection with the NERCO disposition, as security for repayment of its obligations under certain debt agreements.

The Company made interest payments, net of capitalized interest, of $436 millio-n, $482 million and $475 million in 1993, 1992 and 1991, respectively.

NOTE 7.  LEASES

The Companies lease certain properties under leases with various expiration dates and renewal options. Rentals on lease renewals are subject to negotia-tion. Certain leases provide for options to purchase at fair market value. The Companies are also committed to pay all taxes, expenses of operation (other than depreciation) and maintenance applicable to the leased property.

Net rent expense for the years ending December 31, 1993, 1992 and 1991 was $60 million, $51 million and $60 million, respectively.

Future minimum lease payments under noncancellable operating leases are $40 mil-lion, $35 million, $32 million, $31 million and $50 million for 1994 through 1998, respectively. In October 1992, the transponders on Telecommunications' satellite were sold and leased back under an operating lease agreement.

NOTE 8.  COMMITMENTS AND CONTINGENCIES

CONSTRUCTION AND OTHER

Construction and acquisitions are estimated at $1,278 million for 1994. As a part of these programs, substantial commitments have been made.

Several Superfund sites have been identified where the Company has been or may be designated as a potentially responsible party. Future costs associated with the disposition of these matters are not expected to be material to the Company's consolidated results of operations.

The Company and its subsidiaries are parties to various legal claims, actions and complaints, certain of which involve material amounts. Although the Company is unable to predict with certainty whether or not it will ultimately be successful in these legal proceedings or, if not, what the impact might be, management presently believes that disposition of these matters will not have a materially adverse effect on the Company's consolidated results of operations.

JOINTLY OWNED PLANTS

At December 31, 1993, Electric Operations' participation in jointly owned plants was as follows:

                                                              MILLIONS OF DOLLARS
                                ELECTRIC       PLANT                 CONSTRUCTION
                               OPERATIONS'      IN      ACCUMULATED   WORK IN
                                 SHARE        SERVICE   DEPRECIATION  PROGRESS
                               ___________    _______   ____________  ___________
  Centralia                       47.5%        $175.6      $ 98.7        $ 5.6
  Jim Bridger
    Units 1,2,3 and 4             66.7          781.8       272.6          3.9
  Trojan (a)                       2.5              -           -            -
  Colstrip Units 3 and 4          10.0          199.3        47.6          1.0
  Hunter Unit 1                   93.8          252.1        85.5           .6
  Hunter Unit 2                   60.3          180.1        56.8          1.4
  Wyodak                          80.0          289.4        86.3         20.2
  Craig Station Units 1
    and 2                         19.3          144.1(b)     47.3          2.9
  Hayden Station Unit 1           24.5           15.0(b)     11.5           .6
  Hayden Station Unit 2           12.6           16.4(b)      7.5           .4

(a) Plant, inventory, fuel and decommissioning costs totaling $29 million relating to the Trojan Plant, were included in regulatory assets-net at December 31, 1993. Recovery of these costs is pending approval of certain regulatory commissions.

(b) Excludes unallocated acquisition adjustments of $135 million.

Under the joint agreements, each participating utility is responsible for financing its share of construction, operating and leasing costs. Electric Operations' portion is recorded in its applicable operations, maintenance and tax accounts.

Substantial amounts of power are purchased from several hydroelectric projects under long-term arrangements with public utility districts. These purchases are made on a "cost-of-service" basis for a stated percentage of project output and for a like percentage of project annual costs (operating expenses and debt service). These costs are included in operations expense. Electric Operations is required to pay its portion of the debt service, whether or not any power is produced. The arrangements provide for nonwithdrawable power and most of them also provide for additional power, withdrawable by the districts upon one to five years' notice. For 1993, such purchases approximated 2.9% of energy requirements; an additional 12.7% was obtained through other purchase and net interchange arrangements.

At December 31, 1993, Electric Operations' share of long-term arrangements with public utility districts was as follows:

GENERATING   YEAR CONTRACT    CAPACITY     PERCENTAGE     ANNUAL
 FACILITY      EXPIRES         (kW)        OF OUTPUT      COSTS(a)
__________   _____________    ________     __________     ________
Wanapum           2009        155,444        18.7%       $ 5.5

Priest Rapids     2005        109,602        13.9          3.8

Rocky Reach       2011         64,297         5.3          1.8

Wells             2018         54,198         7.0          1.9
                              _______                     ____
TOTAL                         383,541                    $13.0
                              _______                     ____
                              _______                     ____

(a) Annual costs, in millions of dollars, include debt service of $8 million.

The Company has a 4% interest in the Intermountain Power Project ("Project"), located in central Utah. The Company and the City of Los Angeles have agreed that the City will purchase capacity and energy from Company plants equal to the Company's 4% entitlement of the Project at a price equivalent to 4% of the expenses and debt service of the Project.

NOTE 9.  INCOME TAXES

The Company's effective combined federal and state income tax rate from continu-ing operations was 31% in 1993, 38% in 1992 and 28% in 1991. The difference between taxes calculated as if the statutory federal tax rate of 35% in 1993 and 34% in 1992 and 1991 was applied to income from continuing operations before income taxes and the recorded tax expense is reconciled as follows:

                                  MILLIONS OF DOLLARS/FOR THE YEAR
                                         1993     1992    1991
                                         ____     ____    ____
COMPUTED FEDERAL INCOME TAXES           $213.5   $ 81.9  $212.0
                                         _____    _____   _____
REDUCTION (INCREASE) IN TAX RESULTING FROM
  Excess (deficiency) of tax over book
    depreciation (flow-through basis)     (9.4)   (20.3)    1.8
  Investment tax credits                  15.1     15.2    16.7
  Depletion                                5.3      4.9     5.2
  Affordable housing credits               8.7     10.0     7.2
  Purchase accounting adjustments            -    (12.0)    (.6)
  Other items capitalized and miscellaneous
    differences                           13.8       .9    11.6
                                         _____    _____   _____
  TOTAL                                   33.5     (1.3)   41.9
                                         _____    _____   _____
FEDERAL INCOME TAX                       180.0     83.2   170.1
STATE INCOME TAX, NET OF FEDERAL INCOME TAX
  BENEFIT                                  7.4      7.6     6.6
                                         _____    _____   _____
TOTAL INCOME TAX EXPENSE                $187.4   $ 90.8  $176.7
                                         _____    _____   _____
                                         _____    _____   _____

The provision for income taxes is summarized as follows:

                                  MILLIONS OF DOLLARS/FOR THE YEAR
                                         1993     1992    1991
                                         ____     ____    ____
CURRENT
  Federal                               $ 70.3   $145.2  $189.7
  State                                    3.6      9.7    18.5
                                         _____    _____   _____
    TOTAL                                 73.9    154.9   208.2
                                         _____    _____   _____
DEFERRED
  Federal                                120.9    (49.6)   (6.4)
  State                                    7.7       .7    (8.4)
                                         _____    _____   _____
    TOTAL                                128.6    (48.9)  (14.8)
                                         _____    _____   _____
INVESTMENT TAX CREDITS                   (15.1)   (15.2)  (16.7)
                                         _____    _____   _____
TOTAL INCOME TAX EXPENSE                $187.4   $ 90.8  $176.7
                                         _____    _____   _____
                                         _____    _____   _____

The Company adopted SFAS 109, "Accounting for Income Taxes," effective Janu-ary 1, 1993. This statement requires use of the liability method of accounting for deferred income taxes. Deferred tax liabilities and assets reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. The cumulative effect of adoption of SFAS 109 resulted in an increase in consolidated net income in 1993 of $4 million, or $0.01 per share. Assets increased $619 million and liabilities increased $619 million, reflecting deferred income tax liabilities and related regulatory assets recorded for cumulative income tax temporary differences which will be recovered through rates when the temporary differences reverse. The regulatory asset is primarily based upon differences between the book and tax bases of utility plant in service and the accumulated reserve for depreciation.

The tax effects of significant items comprising the Company's net deferred tax liability are as follows:

                                           MILLIONS OF DOLLARS/DECEMBER 31, 1993
DEFERRED TAX LIABILITIES
  Property, plant and equipment                                        $1,198.0
  Regulatory asset                                                        816.8
  Other deferred liabilities                                               19.7

DEFERRED TAX ASSETS
  Regulatory liability                                                   (100.9)
  Book reserves not deductible for tax                                   (100.3)
                                                                        _______
NET DEFERRED TAX LIABILITY                                             $1,833.3
                                                                        _______
                                                                        _______

The Internal Revenue Service ("IRS") completed its examination of the Company's federal income tax returns for the years 1983 through 1986. The Company and the IRS have agreed to a settlement on all of the issues, except for certain issues relating to the Company's abandonment of its 10% interest in Washington Public Power Supply System Unit 3. The Company and the IRS continue to discuss the remaining unagreed issues.

During 1993, the IRS completed its examination of the Company's federal income tax returns for 1987 and 1988, and has proposed certain adjustments increasing taxes by $26 million. The Company has appealed adjustments totaling more than the net proposed increased tax. Conferences with the IRS are ongoing in 1994.

In the opinion of management, the outcome of the 1983 through 1988 federal income tax examinations will not have a material effect on the Company's consolidated financial position or results of operations.

The Company's 1989 and 1990 federal income tax returns are currently under examination by the IRS.

Financial Services acquires housing projects that qualify for the low income housing credit established as part of the Tax Reform Act of 1986 to provide an incentive for the development and preservation of privately owned affordable rental housing. Annual tax benefits scheduled to be received from these projects are expected to be $9 million each year from 1994 through 1998.

The Company made income tax payments, net of refunds, of $143 million, $146 mil-lion and $172 million in 1993, 1992 and 1991, respectively.

NOTE 10.  RETIREMENT PLANS

The Companies have pension plans covering substantially all of their employees. Benefits under these plans are generally based on the employee's years of service and average monthly pay in the 60 consecutive months of highest pay out of the last 120 months, with adjustments, to reflect benefits estimated to be received from Social Security. Pension costs are funded annually by no more than the maximum amount of pension expense which can be deducted for federal income tax purposes. Unfunded prior service costs are amortized over the remaining service period of employees expected to receive benefits. At Decem-ber 31, 1993, plan assets were primarily invested in common stocks, bonds and U.S. government obligations.

Net pension cost is summarized as follows:

                                 MILLIONS OF DOLLARS/FOR THE YEAR
                                   1993      1992        1991
                                  ______    ______      ______
Service cost - benefits earned   $  19.2   $  17.2     $  16.9
Interest cost on projected
  benefit obligation                70.8      66.8        63.6
Actual gain on plan assets         (89.5)    (18.0)     (104.5)
Net amortization and deferral       44.0     (23.5)       69.8
Regulatory deferral (a)              3.4      (6.5)      (33.1)
                                  ______    ______      ______
NET PENSION COST                 $  47.9   $  36.0     $  12.7
                                  ______    ______      ______
                                  ______    ______      ______

(a) Electric Operations has received accounting orders from its primary and certain other regulatory authorities to defer the difference between pension cost as determined in accordance with SFAS 87 and 88 and that determined for funding purposes.

The funded status, net pension liability and significant assumptions are as follows:

                                   MILLIONS OF DOLLARS/DECEMBER 31
                                          1993            1992
                                          ____            ____
Actuarial present value of
  benefit obligations
  Vested benefit obligation           $   835.3         $ 647.8
                                       ________          ______
  Accumulated benefit obligation          868.0           711.0
                                       ________          ______
Projected benefit obligation            1,003.5           816.2
Plan assets at fair value                 705.8           583.8
                                       ________          ______
Projected benefit obligation
  in excess of plan assets               (297.7)         (232.4)
Unrecognized prior service cost             7.4            11.2
Unrecognized net (gain) loss               20.0           (82.1)
Unrecognized net obligation
  at January 1, being amortized
  over 8 to 16 years                       99.9           105.2
Minimum liability adjustment              (26.3)          (26.8)
                                       ________          ______
NET PENSION LIABILITY                 $  (196.7)        $(224.9)
                                       ________          ______
                                       ________          ______
Discount rate                              7.5%            8-9%
Expected long-term rate of return
  on assets                             8.75-9%            8-9%
Rate of increase in compensation
  levels                                   5-6%          6-6.5%

Electric Operations offered early retirement incentive programs in 1987 and 1990. Included in the table above is the present value of all future termina-tion benefits provided of $68 million. Electric Operations has received regulatory accounting orders to defer these costs as a regulatory asset to be amortized over 20 and 30 years.

NOTE 11.  OTHER POSTRETIREMENT BENEFITS

Electric Operations and Telecommunications provide health care and life insur-ance benefits for their eligible retirees on a basis substantially similar to those who are active employees. Effective January 1, 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pen-sions." The cost of postretirement benefits are now accrued over the active service period of employees. Prior to 1993, the cost of these benefits, $12 million in 1992 and $10 million in 1991, was charged to operating expenses as claims and premiums were paid. The transition obligation, which represents the previously unrecognized prior service cost, was $319 million at January 1, 1993, and is being amortized over a period of 20 years. For those employees already retired at January 1, 1993, the Company will continue to fund postretirement benefit expense on a pay-as-you-go basis. For those employees retiring after January 1, 1993, the Company will fund postretirement benefit expense through a combination of funding vehicles. The Company funded $36 million of postretirement benefit expense during 1993. These funds are invested in bonds and common stock.

The net periodic postretirement benefit cost is summarized as follows:

                                                 MILLIONS OF DOLLARS/DECEMBER 31
                                                                          1993
                                                                         ______
Service costs - benefits earned                                          $  7.6
Interest cost on accumulated postretirement
  benefit obligation                                                       28.8
Amortization of transition obligation                                      16.0
Regulatory deferral                                                        (5.6)
Actual return on plan assets                                                (.2)
                                                                          _____
NET PERIODIC POSTRETIREMENT BENEFIT COST                                 $ 46.6
                                                                          _____
                                                                          _____

The accumulated postretirement benefit obligation ("APBO") was as follows:

                                                 MILLIONS OF DOLLARS/DECEMBER 31
                                                                          1993
                                                                         ______
Retirees and dependents                                                 $ 257.0
Fully eligible active plan participants                                    20.9
Other active plan participants                                            130.2
                                                                         ______
APBO                                                                      408.1
Plan assets at fair value                                                  39.4
                                                                         ______
APBO in excess of plan assets                                             368.7
Unrecognized prior service cost                                              .8
Unrecognized transition obligation                                       (302.7)
Unrecognized net loss                                                     (47.8)
                                                                         ______
ACCRUED POSTRETIREMENT BENEFIT OBLIGATION                               $  19.0
                                                                         ______
                                                                         ______

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5%. The assumed health care cost trend rates for participants under age 65 were 12% to 14%, with gradual decreases to 5% over 9 to 11 years and 4.5% thereafter. The assumed health care cost trend rate for participants over age 65 was 10%, with gradual decreases to 5% over 9 to 11 years and 4.5% thereafter. The health care cost trend rate assumptions have a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would have increased the APBO as of December 31, 1993 by $25 million and the annual net periodic postretirement benefit cost by $3 million.

NOTE 12.  ACQUISITIONS

On April 15, 1992, the Company purchased 243 megawatts of generating assets and fuel resources from Colorado-Ute Electric Association, Inc. for $279 million. The purchase was financed with $250 million of first mortgage and collateral trust bonds, including $48 million issued as collateral for obligations assumed relating to pollution control revenue bonds.

On April 8, 1991, Electric Operations purchased an equity interest in the Wyodak Plant. On June 8, 1991, the Company retired its share of the Wyodak debt, which had been recorded as a capital lease obligation, with issuances of medium-term notes and cash.

Noncash investing and financing activities associated with these acquisitions were as follows:

                                                              MILLIONS OF DOLLARS
                                                                   1992      1991
                                                                   ____      ____
    Net assets acquired                                          $(279.3)  $(169.9)
    Disposition of net property under capital lease                    -     132.5
    Long-term debt assumed                                         250.3     105.6
    Accrued liabilities and deferred credits assumed                 4.9     8.0
    Retirement of obligations under capital lease                      -    (132.5)

On July 15, 1991, Electric Operations paid $234 million to Arizona Public Service Company ("APS") to purchase Unit 4 of the Cholla coal-fired generating plant and related common facilities and commenced providing power to APS under a related power supply agreement.

NOTE 13.  SPECIAL CHARGES

As a result of credit rating downgrades in 1992, Financial Services and Holdings experienced restricted access to debt markets. In order to improve this situation, these subsidiaries attempted to reduce debt with cash generated by accelerating sales of underperforming and nonstrategic assets. Related to this action, Financial Services and Holdings recorded various pretax adjustments of $186 million to the carrying value of certain assets in the first quarter of 1992.

The following table is a summary of the special charges by income statement category:

                                                             MILLIONS OF DOLLARS
                                                                           1992
                                                                           ____
        Revenues                                                           $ 10
        Operations expense                                                   73
        Administrative and general expense                                   21
        Depreciation and amortization                                        38
        Other expense                                                        44
        Income taxes                                                        (54)
                                                                            ___
        NET AFTER-TAX CHARGE                                               $132
                                                                            ___
                                                                            ___

NOTE 14.  BUSINESS SEGMENTS

                                                                                    MILLIONS OF DOLLARS
                                                     Electric    Telecom-                   Discontinued
                                       Consolidated Operations  munications     Other(a)     Operations
                                       ____________ __________  ____________    _____       ____________
Year ended December 31, 1993
Revenues                                    $ 3,412     $2,507       $  709      $  196          $  -
Income from operations                          916        784          141          (9)            -
Depreciation and amortization                   405        281          110          14             -
Capital spending                                805        637          126          42             -
Identifiable assets                          11,959      9,181        1,479       1,299             -
                                             ______      _____        _____       _____           ___
                                             ______      _____        _____       _____           ___
Year ended December 31, 1992
Revenues                                    $ 3,242     $2,362       $  705      $  175          $  -
Income from operations                          633        678          138        (183)            -
Depreciation and amortization                   453        287          114          52             -
Capital spending                              1,001        864(b)       140          (3)            -
Identifiable assets                          11,257      8,192        1,513       1,326           226(c)
                                             ______      _____        _____       _____           ___
                                             ______      _____        _____       _____           ___
Year ended December 31, 1991
Revenues                                    $ 3,168     $2,252       $  724      $  192         $  -
Income from operations                          941        783          159          (1)           -
Depreciation and amortization                   381        256          117           8            -
Capital spending                              1,059        796          236          27            -
Identifiable assets                          11,910      7,665        1,674       1,863          708(c)
                                             ______      _____        _____       _____          ___
                                             ______      _____        _____       _____          ___

(a) Includes the operations of finance, real estate, manufacturing and agriculture activities of Financial Services and independent power production, as well as the activities of Holdings.

(b) Includes noncash acquisition costs of $255 million relating to the Colorado-Ute properties acquired in April 1992.

(c) The net assets of the discontinued operations of TRT are included in Telecommunications.

NOTE 15.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                      MILLIONS OF DOLLARS/QUARTER ENDED
                                       March     June   September    December
                                        31        30        30          31
_____________________________________________________________________________
          1993

Revenues                               $862.3    $809.2    $861.7    $879.2
Income from operations                  245.9     199.2     238.4     232.0
Income from continuing
  operations                            112.5      91.9     105.2     113.1
Discontinued operations                     -         -      52.4         -
Cumulative effect of change
  in accounting principle                 4.0         -         -         -
Net income                              116.5      91.9     157.6     113.1
Earnings on common stock                106.5      82.2     147.8     103.3
Earnings per common share
  from continuing operations              .38       .30       .35       .37
Earnings per common share                 .39       .30       .54       .37
Common dividends paid per share          .385       .27       .27       .27
Common dividends declared
  per share                               .27       .27       .27       .27
Common stock price
  per share (NYSE)
    High                               20 5/8    19 1/8    20 5/8    20 1/8
    Low                                16 7/8    17 1/2    18 3/8    18 1/4

          1992

Revenues                               $780.0    $773.3    $821.0  $  867.7
Income from operations                   81.7     186.2     228.6     136.5
Income (loss) from continuing
  operations                            (33.7)     66.0      97.2      20.7
Discontinued operations                (145.8)      1.4     (26.7)   (319.5)
Net income (loss)                      (179.5)     67.4      70.5    (298.8)
Earnings (loss) on common stock        (186.7)     58.8      59.8    (309.6)
Earnings (loss) per common share
  from continuing operations             (.15)      .22       .32       .03
Earnings (loss) per common share         (.71)      .22       .22     (1.15)
Common dividends paid per share          .375      .375      .385      .385
Common dividends declared
  per share                              .375      .385      .385      .385
Common stock price
  per share (NYSE)
    High                               25 1/4    23 3/8    23 5/8    23 1/8
    Low                                21 1/8    21 1/4    22 1/8    18 1/8

A significant portion of the operations are of a seasonal nature.

Previously reported quarterly information has been revised to reflect certain reclassifications. These reclassifications had no effect on previously reported consolidated net income.

See DISCONTINUED OPERATIONS on page 35 and Note 2 for information regarding discontinued operations.

The first quarter of 1992 includes special charges to reduce the carrying value of certain assets. See Note 13.

The fourth quarter of 1992 includes various unusual charges totaling $50 million after-tax. The items primarily relate to obsolete inventory, valuation adjustments, contract settlements and a number of other items. See ELECTRIC OPERATIONS on pages 29, 30 and 31.

Appendix A - PacifiCorp 1993 Annual Report Graphic Material
___________________________________________________________

1. The following is a description of graphic material omitted from the current filing:

Graph Title:           Cash Flows from Continuing Operations by Segment
Graph Page Number:     Page 22
Type of Graph:         Stacked Bar Graph
X-Axis Information:    Years from left to right 91; 92; 93
Y-Axis Information:    Millions of Dollars from bottom to top 0, 200, 400, 600,
                       800, 1000, 1200
Legend Description:    Bottom of Stacked Bar, Electric Operations; Middle of
                       Stacked Bar, Telecommunications; Top of Stacked Bar,
                       Other

Y-Axis Data Points:  Electric Operations   Telecommunications   Other
1991                        740                   850           1,020
1992                        642                   819             942
1993                        764                   944           1,037

Footnote to Graph:     None


2. The following is a description of graphic material omitted from the current filing:

Graph Title:           Capital Spending Mix by Segment
Graph Page Number:     Page 23
Type of Graph:         Stacked Bar Graph
X-Axis Information:    Years from left to right 91; 92; 93
Y-Axis Information:    Percent from bottom to top 0, 20, 40, 60, 80, 100
Legend Description:    Bottom of Stacked Bar, Electric Operations; Middle of
                       Stacked Bar, Telecommunications; Top of Stacked Bar,
                       Other

Y-Axis Data Points:  Electric Operations   Telecommunications   Other
1991                         75                    97             100
1992                         86                   100               -
1993                         79                    95             100

Footnote to Graph:     None

3. The following is a description of graphic material omitted from the current filing:

Graph Title:           Common Equity
Graph Page Number:     Page 26
Type of Graph:         Area Graph
X-Axis Information:    Years from left to right 88; 89; 90; 91; 92; 93
Y-Axis Information:    Millions of Dollars from bottom to top 0, 500, 1000,
                       1500, 2000, 2500, 3000, 3500, 4000
Legend Description:    None

Y-Axis Data Points:  PacifiCorp
1988                      2,936
1989                      3,007
1990                      3,208
1991                      3,512
1992                      2,908
1993                      3,263

Footnote to Graph:     None


4. The following is a description of graphic material omitted from the current filing:

Graph Title:           Electric Operations
Graph Page Number:     Page 28
Type of Graph:         Horizontal Line Graph
X-Axis Information:    Years from left to right 88; 89; 90; 91; 92; 93
Y-Axis Information:    Millions of Dollars from bottom to top 0, 500, 1000,
                       1500, 2000, 2500
Legend Description:    Bottom Horizontal Line, Earnings Contribution; Middle
                       Horizontal Line, Income from Operations; Top Horizontal
                       Line, Revenues

Y-Axis Data Points:  Revenues  Income from Operations   Earnings Contribution
1988                    2,160          745                       309
1989                    2,176          755                       330
1990                    2,185          745                       334
1991                    2,252          783                       347
1992                    2,362          678                       203
1993                    2,507          784                       322

Footnote to Graph:     None

5. The following is a description of graphic material omitted from the current filing:

Graph Title:           Kilowatt-Hour Sales by Customer Segment
Graph Page Number:     Page 29
Type of Graph:         Stacked Bar Graph
X-Axis Information:    Years from left to right 88; 89; 90; 91; 92; 93
Y-Axis Information:    Billions of Kilowatt-Hours from bottom to top 0, 10, 20,
                       30, 40, 50, 60
Legend Description:    Bottom of Stacked Bar, Residential; Second of Stacked
                       Bar, Commercial; Third of Stacked Bar, Industrial; Top of Stacked Bar, Wholesale

Y-Axis Data Points:  Residential  Commercial  Industrial  Wholesale
1988                   10,491      19,157       37,953     46,350
1989                   10,765      19,568       39,196     47,755
1990                   10,990      20,091       40,288     49,758
1991                   11,354      20,770       40,784     51,079
1992                   11,230      20,963       41,511     54,931
1993                   12,055      22,140       42,413     57,362

Footnote to Graph:     None


6. The following is a description of graphic material omitted from the current filing:

Graph Title:           Energy Source
Graph Page Number:     Page 30
Type of Graph:         Stacked Bar Graph
X-Axis Information:    Years from left to right 88; 89; 90; 91; 92; 93
Y-Axis Information:    Percent from bottom to top 0, 20, 40, 60, 80, 100
Legend Description:    Bottom of Stacked Bar, Coal; Middle of Stacked Bar,
                       Hydroelectric; Top of Stacked Bar, Purchase & Exchange
                       Contracts

Y-Axis Data Points:     Coal    Hydroelectric    Purchase &
                                                 Exchange Contracts
1988                      81         88                100
1989                      78         86                100
1990                      78         85                100
1991                      78         84                100
1992                      81         85                100
1993                      77         83                100

Footnote to Graph:     None

7. The following is a description of graphic material omitted from the current filing:

Graph Title:           Kilowatt-Hour Sales by Customer Segment
Graph Page Number:     Page 31
Type of Graph:         Pie Chart
X-Axis Information:    Year 1993
Y-Axis Information:    Percent
Legend Description:    Bottom of Legend, Residential; Second in Legend, Commer-
                       cial; Third in Legend, Industrial; Top of Legend, Whole-sale

Data Points:         Residential  Commercial  Industrial  Wholesale
1993                     21           18          34         27

Footnote to Graph:     None


8. The following is a description of graphic material omitted from the current filing:

Graph Title:           Telecommunications
Graph Page Number:     Page 32
Type of Graph:         Horizontal Line Graph
X-Axis Information:    Years from left to right 88; 89; 90; 91; 92; 93
Y-Axis Information:    Millions of Dollars from bottom to top 0, 100, 200, 300,
                       400, 500, 600, 700, 800
Legend Description:    Bottom Horizontal Line, Earnings Contribution from
                       Continuing Operations; Middle Horizonal Line, Income from Operations; Top Horizontal Line, Revenues

Y-Axis Data Points:                                   Earnings Contribution
                                                           from Continuing
                       Revenues  Income from Operations      Operations
1988                   560            117                      50
1989                   578            134                      64
1990                   683            154                      77
1991                   724            160                      77
1992                   705            139                      57
1993                   709            141                      51

Footnote to Graph:     None

 9. The following is a description of graphic material omitted from the current filing:

Graph Title:           Access Lines by Region
Graph Page Number:     Page 33
Type of Graph:         Stacked Bar Graph
X-Axis Information:    Years from left to right 88; 89; 90; 91; 92; 93
Y-Axis Information:    Thousands from bottom to top 0, 50, 100, 150, 200, 250,
                       300, 350, 400
Legend Description:    Bottom of Stacked Bar, Western; Middle of Stacked Bar,
                       Midwest; Top of Stacked Bar, Alaska

Y-Axis Data Points:  Western   Midwest     Alaska

1988                    166      187        240
1989                    175      197        253
1990                    185      280        340
1991                    194      292        357
1992                    206      310        379
1993                    217      328        399

Footnote to Graph:     None


10. The following is a description of graphic material omitted from the current filing:

Graph Title:           Disposition of Income from Operations
Graph Page Number:     Page 37
Type of Graph:         Stacked Bar Graph
X-Axis Information:    Years from left to right 88; 89; 90; 91; 92; 93
Y-Axis Information:    Millions of Dollars from bottom to top -200, 0, 200,
                       400, 600, 800, 1000
Legend Description:    Bottom of Stacked Bar, Retained Earnings; Second of
                       Stacked Bar, Interest Expense & Other; Third of Stacked
                       Bar, Income Taxes; Top of Stacked Bar, Dividends Paid

                                Interest
                     Retained   Expense    Income   Dividends
Y-Axis Data Points:  Earnings   & Other     Taxes      Paid

1988                      2       323        510        895
1989                     38       328        535        900
1990                     42       373        552        923
1991                     34       352        529        941
1992                   (167)      286        405        776
1993                     85       390        578        916

Footnote to Graph:     Calculated using earnings from continuing operations,
                       excluding 1992 special charges.  See Note 13.

11. The following is a description of graphic material omitted from the current filing:

Graph Title:           Property, Plant and Equipment/Construction Work in
                       Progress
Graph Page Number:     Page 38
Type of Graph:         Stacked Bar Graph
X-Axis Information:    Years from left to right 88; 89; 90; 91; 92; 93
Y-Axis Information:    Millions of Dollars from bottom to top  0, 1500, 3000,
                       4500, 6000, 7500, 9000
Legend Description:    Bottom of Stacked Bar, Electric; Middle of Stacked Bar,
                       Telecommunications, Top of Stacked Bar, CWIP

Y-Axis Data Points:  Electric    Telecommunications    CWIP

1988                   5,282          6,121            6,337
1989                   5,370          6,202            6,509
1990                   5,600          6,426            6,805
1991                   6,124          7,114            7,438
1992                   6,638          7,553            7,858
1993                   6,944          7,853            8,210

Footnote to Graph:     None


12. The following is a description of graphic material omitted from the current filing:

Graph Title:           Capitalization
Graph Page Number:     Page 39
Type of Graph:         Stacked Bar Graph
X-Axis Information:    Years from left to right 88; 89; 90; 91; 92; 93
Y-Axis Information:    Percent from bottom to top 0, 20, 40, 60, 80, 100
Legend Description:    Bottom of Stacked Bar, Long-Term Debt & Capital Lease
                       Obligations; Second of Stacked Bar, Preferred Stock; Top of Stacked Bar, Common Equity

                      Long-Term
                       Debt &
                     Capital Lease   Preferred   Common
Y-Axis Data Points:  Obligations       Stock     Equity
1988                     53             57        100
1989                     54             58        100
1990                     52             58        100
1991                     52             58        100
1992                     54             62        100
1993                     50             58        100

Footnote to Graph:     None

13. The following is a description of graphic material omitted from the current filing:

Graph Title:           Preferred Dividend Requirement
Graph Page Number:     Page 44
Type of Graph:         Horizontal Line Graph
X-Axis Information:    Years from left to right 88; 89; 90; 91; 92; 93
Y-Axis Information:    Millions of Dollars from bottom to top  20, 25, 30, 35,
                       40
Legend Description:    None

Y-Axis Data Points:  PacifiCorp
1988                     21
1989                     21
1990                     22
1991                     27
1992                     37
1993                     39

Footnote to Graph:     None


14. The following is a description of graphic material omitted from the current filing:

Graph Title:           Embedded Cost of Mortgage Bond Debt
Graph Page Number:     Page 45
Type of Graph:         Horizontal Line Graph
X-Axis Information:    Years from left to right 88; 89; 90; 91; 92; 93
Y-Axis Information:    Percent from bottom to top 7.0, 7.5, 8.0, 8.5, 9.0
Legend Description:    None

Y-Axis Data Points:  PacifiCorp
1988                   8.8
1989                   8.8
1990                   8.9
1991                   8.4
1992                   8.1
1993                   7.7

Footnote to Graph:     None

15. The following is a description of graphic material omitted from the current filing:

Graph Title:           Effective Income Tax Rate
Graph Page Number:     Page 48
Type of Graph:         Horizontal Line Graph
X-Axis Information:    Years from left to right 88; 89; 90; 91; 92; 93
Y-Axis Information:    Percent from bottom to top 20, 25, 30, 35, 40, 45, 50
Legend Description:    None

Y-Axis Data Points:  PacifiCorp
1988                     33
1989                     34
1990                     30
1991                     28
1992                     38
1993                     31

Footnote to Graph:     Calculated using earnings from continuing operations.


16. The following is a description of graphic material omitted from the current filing:

Graph Title:           Common Stock Market Price
Graph Page Number:     Page 53
Type of Graph:         Area Graph
X-Axis Information:    Months from left to right depicted by dashes with only
                       the quarters marked with longer dashes labeled as Q1,
                       Q2, Q3, Q4 for 1992 and 1993 respectively.
Y-Axis Information:    Month-End in Dollars from bottom to top 0, 5, 10, 15,
                       20, 25, 30
Legend Description:    None

Y-Axis Data Points:       1992     1993
January                 22.500   19.750
February                21.375   18.125
March                   21.500   18.125
April                   21.625   17.875
May                     22.250   17.750
June                    22.250   19.000
July                    23.000   18.750
August                  22.375   20.000
September               23.000   19.625
October                 22.125   19.625
November                19.500   19.125
December                19.750   19.250

Footnote to Graph:     None