Form 10-K405, Exhibit 13
PACIFICORP /OR/
filed 1995-03-30
CIK 75594

19
                                                                      EXHIBIT 13





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

20

SUMMARY INFORMATION
                                                               MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS/FOR THE YEAR
                                                                                                                  5-Year
                                                                                                  1994 to 1993   Compound
                                                                                                   Percentage     Annual
                                    1994      1993       1992       1991       1990       1989     Comparison     Growth
__________________________________________________________________________________________________________________________

REVENUES                         $3,506.5  $3,405.4   $3,235.7   $3,163.9   $3,093.9   $3,007.0          3%          3%
                                  _______   _______    _______    _______    _______    _______       ____         ___

INCOME FROM OPERATIONS              986.6     915.5      633.0      941.3      923.0      900.1          8           2
                                  _______   _______    _______    _______    _______    _______       ____         ___

NET INCOME (LOSS)                   468.0     479.1     (340.4)     507.2      473.9      465.6         (2)          -
                                  _______   _______    _______    _______    _______    _______       ____         ___

EARNINGS CONTRIBUTION (LOSS) ON
  COMMON STOCK
  Continuing operations
    Electric Operations             339.8     322.3      202.9      346.6      334.2      329.6          5           1
    Telecommunications               70.5      50.9       57.3       76.6       76.6       64.2         39           2
    Other (a)                        18.0      10.2     (147.3)      (3.1)     (19.3)     (12.0)        76           *
                                  _______   _______    _______    _______    _______    _______       ____         ___
      TOTAL                         428.3     383.4      112.9      420.1      391.5      381.8         12           2
    Discontinued operations (b)         -      52.4     (490.6)      60.4       60.5       62.6          *           *
    Cumulative effect of
      change in accounting
      for income taxes                  -       4.0          -          -          -          -          *           *
                                  _______   _______    _______    _______    _______    _______       ____         ___
    TOTAL                        $  428.3  $  439.8   $ (377.7)  $  480.5   $  452.0   $  444.4         (3)         (1)
                                  _______   _______    _______    _______    _______    _______       ____         ___
                                  _______   _______    _______    _______    _______    _______       ____         ___

EARNINGS (LOSS) PER SHARE
  Continuing operations
    Electric Operations          $   1.20  $   1.17   $    .76   $   1.34   $   1.37   $   1.34          3          (2)
    Telecommunications                .25       .19        .21        .30        .31        .26         32          (1)
    Other (a)                         .06       .04       (.55)      (.01)      (.08)      (.04)        50           *
                                  _______   _______    _______    _______    _______    _______       ____         ___
      TOTAL                          1.51      1.40        .42       1.63       1.60       1.56          8          (1)
  Discontinued operations (b)           -       .19      (1.84)       .23        .25        .25          *           *
  Cumulative effect of
    change in accounting
    for income taxes                    -       .01          -          -          -          -          *           *
                                  _______   _______    _______    _______    _______    _______       ____         ___
  TOTAL                          $   1.51  $   1.60   $  (1.42)  $   1.86   $   1.85   $   1.81         (6)         (4)
                                  _______   _______    _______    _______    _______    _______       ____         ___
                                  _______   _______    _______    _______    _______    _______       ____         ___

CASH DIVIDENDS PER
  COMMON SHARE
  Paid                           $   1.08  $  1.195   $   1.52   $   1.47   $   1.41   $   1.35        (10)         (4)
  Declared                       $   1.08  $   1.08   $   1.53   $  1.485   $  1.425   $  1.365          -          (5)
OTHER INFORMATION
Total assets                     $ 11,846  $ 11,957   $ 11,257   $ 11,910   $ 11,201   $ 10,886         (1)          2
Total employees (c)                12,845    13,464     12,901     13,239     13,411     12,560         (5)          -
Common shareholders of
  record (Thousands)                149.4     157.5      165.7      162.3      164.6      171.0         (5)         (3)
Book value per share             $  12.17  $  11.61   $  10.75   $  13.40   $  12.69   $  12.29          5           -
Market price per share           $ 18 1/8  $ 19 1/4   $ 19 3/4   $ 25 1/8   $ 22 3/8   $ 22 7/8         (6)         (5)
Price earnings multiple (d)          12.0      13.8       47.0       15.4       14.0       14.7        (13)         (4)
Pretax interest coverage (d)          3.1       2.6        1.6        2.5        2.4        2.3         19           6
Return on average
  common equity (d)                  12.8      12.5        3.4       12.5       12.9       12.8          2           -
                                  _______   _______    _______    _______    _______    _______       ____         ___
                                  _______   _______    _______    _______    _______    _______       ____         ___

____________________
    *Not a meaningful number.
(a) Other includes the operations of PacifiCorp Financial Services, Inc. and Pacific Generation Company, as well as the activities of PacifiCorp Holdings, Inc.
(b) Discontinued operations represented the Company's interest in NERCO, Inc. and TRT Communications, Inc.
(c)  Excludes employees of discontinued operations.
(d) Calculated using earnings from continuing operations. Excluding the effect of special charges, see Note 14 to Consolidated Financial Statements, 1992 ratios were as follows: price earnings multiple, 21.5; pretax interest coverage, 2.0; and return on average common equity, 7.4.

21

In 1994, PacifiCorp (the "Company") made substantial progress toward strengthening the scope and competitive position of its electric utility and telecommunications operations, and continued the reduction in the size and scope of its financial services activities.

1994 COMPARED TO 1993
_____________________

.. Electric Operations' earnings contribution increased $18 million or 5% primarily due to increased energy sales in all customer categories and after-tax gains of $6 million relating to the sale of a portion of its emission allowances and $4 million relating to the sale of distribution facilities in Sandpoint, Idaho.

.. Telecommunications' earnings contribution from continuing operations increased $20 million or 39% primarily due to long lines settlement revenue, decreased interest expense, increased local telephone exchange access lines and continued growth in cellular operations.

.. The earnings contribution of other businesses increased $8 million primarily due to a $12 million increase in interest revenues from a note received in connection with the June 1993 sale of NERCO, Inc. ("NERCO"), the Company's former mining and resource development subsidiary.

.. Discontinued operations contribution decreased $52 million due to the effect of a gain in 1993 relating to the sale of an international communications subsidiary.

.. The average number of common shares outstanding rose 3% due to the issuance of 6 million shares in a September 1993 public offering and issuances under dividend reinvestment and employee stock ownership plans. In November 1994, the Company ceased issuing new shares to meet the requirements under the plans. The Company periodically evaluates the advantages of common share issuances in the context of its current capital structure, financing needs and market price and may consider future issuances.


1993 COMPARED TO 1992
_____________________

.. Electric Operations' earnings contribution increased $119 million or 59% primarily due to the effects of $70 million of write-offs and adjustments in 1992, an increase in energy sales and increased hydroelectric generation, partially offset by higher employee benefit expenses.

.. Telecommunications' earnings contribution from continuing operations declined $6 million or 11% primarily due to the effect of gains in 1992 on sales of a noncore investment and certain cellular operations.

.. The earnings contribution of other businesses increased $158 million primarily due to the effect of special charges of $132 million in 1992, interest revenues from a note received in June 1993 in connection with the sale of NERCO and income from an independent power subsidiary.

.. Discontinued operations earnings contribution in 1993 was $52 million compared with losses of $491 million in 1992. A $52 million gain on the closing of the sale of an international communications subsidiary was recorded in 1993. Losses from asset dispositions and write-downs at NERCO of $451 million and valuation adjustments and operating losses of $40 million relating to the international communications subsidiary were recorded in 1992.

.. The average number of common shares outstanding increased 3% due to the issuance of 6 million shares in a September 1993 public offering and issuances under the dividend reinvestment and employee stock ownership plans.

22
LIQUIDITY AND CAPITAL RESOURCES

                                                                                MILLIONS OF DOLLARS/FOR THE YEAR
                                                                   Actual                             Forecasted
                                         ________________________________     __________________________________
                                          1992         1993         1994        1995         1996         1997
                                         ________________________________     __________________________________

NET CASH FLOWS FROM CONTINUING
 OPERATIONS
  Electric Operations                   $  642       $  764       $  747
  Telecommunications                       177          180          141
  Other                                    123           93           74
                                         _____        _____        _____

  TOTAL                                    942        1,037          962

  CASH DIVIDENDS PAID                      440          366          345
                                         _____        _____        _____

NET                                     $  502       $  671       $  617     $550-600     $625-675    $675-725
                                         _____        _____        _____      _______      _______     _______
                                         _____        _____        _____      _______      _______     _______

CONSTRUCTION
  Electric Operations                   $  585       $  636       $  638     $    534     $    562    $    569
  Telecommunications                       109          103          148          128          117         109
  Other                                      -            3            3            4            8          58
                                         _____        _____        _____      _______      _______      ______
  TOTAL                                    694          742          789          666          687         736

ACQUISITIONS AND INVESTMENTS
  Electric Operations                      279(a)         1            -            -          156(b)        -
  Telecommunications                        31           23            5          380(c)         -           -
  Other                                     (3)          39            4          160(d)         -           -
                                         _____        _____        _____      _______      _______     _______

  TOTAL CAPITAL SPENDING                $1,001       $  805       $  798     $  1,206     $    843    $    736
                                         _____        _____        _____      _______      _______     _______
                                         _____        _____        _____      _______      _______     _______

MATURITIES OF LONG-TERM DEBT AND
  CAPITAL LEASE OBLIGATIONS
  Electric Operations                   $  111       $   62       $   76     $     52     $    183    $    211
  Telecommunications                        19           32           17           15            6          16
  Other                                    321          273           61           29           21           6
                                         _____        _____        _____      _______      _______     _______

  TOTAL                                 $  451       $  367       $  154     $     96     $    210    $    233
                                         _____        _____        _____      _______      _______     _______

  Other Refinancings                    $  751       $  864       $  295
                                         _____        _____        _____
                                         _____        _____        _____

(a) Includes noncash acquisition costs of $255 million relating to Colorado-Ute properties acquired in April 1992 through the assumption of long-term debt and liabilities.

(b) PacifiCorp has entered into an agreement to purchase a 50% interest in a 474 megawatt, natural gas-fired generating plant in Hermiston, Oregon.

(c) Pacific Telecom's acquisitions of certain US WEST Communications, Inc. assets in Colorado, Oregon and Washington. The construction numbers above for 1995, 1996 and 1997 include expenditures relating to these assets.

(d) Holdings' acquisition of the minority shareholders' interest in Pacific Telecom.

23
                               ELECTRIC OPERATIONS

Electric Operations uses several tools to plan for future growth. The planning process starts with the Electric Operations' least-cost plan, which is frequently revised. Electric Operations' three-year financial forecast is derived, in part, from the least-cost plan. These plans define how Electric Operations intends to acquire efficient, cost-effective energy resources for its customers and achieve its financial and operating goals.

For the period 1995 to 1999, annual retail megawatt-hour sales are expected to increase at an average rate of about 2% per year. In 1995, Electric Operations currently plans to acquire new demand-side resources that are expected to conserve about 30 average megawatts. Electric Operations' plan relies on no single energy source to meet customers' needs. Electric Operations has identified a variety of resource alternatives to manage supply and demand, such as purchases of existing power plants, improvements in equipment and operations at its own generating facilities, power purchase agreements and demand-side resources. Demand-side options include customer efficiency programs to reduce existing energy use and to make new customer usage more efficient.

Construction--

During 1994, Electric Operations invested in construction consisting of production, $143 million; transmission, $81 million; distribution, $246 million; and other, $168 million.

Electric Operations' estimated construction expenditures for 1995 through 1997 are set forth below. Electric Operations rigorously reviews its capital budgets and makes appropriate revisions.

                                    MILLIONS OF DOLLARS
                               1995      1996      1997
                               ____      ____      ____

    Production                 $105      $181      $181
    Transmission                 55        66        60
    Distribution                221       204       206
    Other                       153       111       122
                                ___       ___       ___
         Total                 $534      $562      $569
                                ___       ___       ___
                                ___       ___       ___

Included in the table above are Electric Operations' estimates of the capital costs of acquiring demand-side resources. Electric Operations is implementing demand-side programs to improve the energy efficiency of residences, commercial buildings and industrial facilities -- both new and existing.

Proposed Acquisitions--

In 1993, Electric Operations signed a contract to purchase the entire output from the Hermiston Generating Project located near Hermiston, Oregon. This 474 megawatt natural gas cogeneration project is being developed by U.S. Generating Company ("U.S. Generating"). In November 1994, U.S. Generating commenced construction of the plant. Electric Operations entered into an agreement to purchase, subject to certain conditions, a 50% ownership interest in this project for approximately $156 million. The payment is also contingent upon commercial operation of the plant, expected to occur in July 1996.

Whenever Electric Operations has power available and the market price is favorable, it makes off-system sales, generally to other utilities. Off-system sales permit Electric Operations to use power supplies in a manner that keeps costs down for retail customers and provides added flexibility in meeting changes in customer demand.

Disposition--

Electric Operations' distribution facilities, based in Sandpoint, Idaho, were sold on December 31, 1994 to Washington Water Power, following approval of the sale by the Idaho Public Utilities Commission. The decision to sell the northern Idaho facilities was based on a number of competitive factors, including the likelihood of significant future price increases due to circumstances beyond Electric Operations' control. The sale affects 9,800 residential, commercial and industrial customers. Cash proceeds of $33 million were received from the sale in 1994.

Capital Resources--

Electric Operations expects to support its capital and maturing debt requirements primarily through internally generated cash flows and issuances of additional debt. Sales of preferred stock and common stock may also be considered.

Competition--

Competition with other energy providers has historically been limited to suppliers of natural gas, oil and wood. The energy marketplace is becoming much more competitive, with more suppliers vying for customers' energy service dollars than ever before. While utilities still have defined service areas, customers have an increasing number of choices, including energy efficiency technologies, and they are exercising their options. Electric Operations is also competing with new providers of electricity -- independent power marketing and brokering companies, independent power producers, cogenerators and emerging technologies.

The Energy Policy Act of 1992 eased restrictions on independent power production and gave the Federal Energy Regulatory Commission ("FERC") authority to mandate wholesale wheeling. The FERC is moving quickly to set the stage for competition. In a series of recently released orders and notices of proposed rulemaking, the FERC has heightened the level of industry discussion regarding topics such as transmission access and pricing, stranded investment, unbundling of services and comparability of service standards.

24
Even the notion of defined service areas is likely to change, as various states begin experimenting with competition through direct access to alternative electricity suppliers at the retail level. For example, the California Public Utilities Commission is conducting a rulemaking that would allow competition for all retail electric customers in California. The Michigan Public Service Commission has also ordered an experimental five-year program to evaluate competition for large retail customers in that state.

Electric Operations is formulating strategies to meet these new challenges and maintain its competitive position. Electric Operations believes the industry has become more customer-driven and to grow it must be flexible, promote entrepreneurial thinking and pursue innovative pricing approaches. Electric Operations is seeking alternate forms of regulation that will include performance indices to give shareholders an appropriate opportunity to share in the rewards and risks of competition. Electric Operations will focus on the development of new products and services, as well as the use of existing technologies in new ways. Electric Operations has begun to offer power supply services to other utilities, including dispatch assistance, daily system load monitoring, backup power, power storage and power marketing, and services to retail customers that encourage efficient use of energy. Electric Operations intends to continue to control the cost of doing business and will seek to increase profitability by expanding its investment in productive assets, redeploying capital from unproductive assets and generally continuing to minimize the amount of capital it expends.

Electric Operations believes there are opportunities to grow shareholder value in today's energy marketplace by carefully managing costs and capital spending; staying attuned to customers and effectively meeting their needs; working with policymakers to gain the flexibility required to respond quickly to changes; and stepping up to both the challenges and the opportunities of increasing competition. Electric Operations will use a rigorous, ongoing strategic process to continue to adjust its competitive position and direction.

For a discussion of accounting for the effects of regulation, see Note 1 to Consolidated Financial Statements.

                               TELECOMMUNICATIONS

Over the past few years, Pacific Telecom's strategy has been to focus on its core business of providing local exchange service to rural and suburban markets and to divest its diversified portfolio of noncore businesses. This strategy is being implemented through the acquisition of local exchange companies, the sale of certain international operations, the consolidation and sale of cellular holdings, and ongoing efforts to complete the sale of the Alaska long distance operations to AT&T Corp. ("AT&T"). Upon completion of the pending sale of its wholly owned subsidiary, Alascom, Inc. ("Alascom"), to AT&T, Pacific Telecom will have resolved its uncertainties relating to the Alaska long distance market. With the sale of two noncore operations in 1993, Pacific Telecom exited from all of its material noncore businesses.

Construction--

In 1994, Pacific Telecom had no major construction projects that required more than one year to complete. During 1994, Pacific Telecom's construction expenditures consisted of $111 million for local exchange operations, $22 million for long lines, $10 million for cellular operations and $5 million for other. These expenditures related mainly to network upgrades and growth in Pacific Telecom's operations.

Construction expenditures for 1995 through 1997 are estimated to be as follows:

                                   MILLIONS OF DOLLARS
                               1995      1996     1997
                               ____      ____     ____

    Local exchange             $109      $109     $ 99
    Long lines                    7         -        -
    Cellular                      9         5        7
    Other                         3         3        3
                                ___       ___      ___
         Total                 $128      $117     $109
                                ___       ___      ___
                                ___       ___      ___

Pending Acquisitions--

In February 1995, Pacific Telecom acquired certain rural telephone exchange assets in Colorado from US WEST Communications, Inc. ("USWC"). Pacific Telecom paid $200 million in cash for these assets, which serve 50,000 access lines.

In May 1994, Pacific Telecom signed definitive purchase agreements to acquire certain rural exchange assets located in Oregon and Washington from USWC. Pacific Telecom will pay $180 million in cash, subject to certain adjustments at closing, for the assets, which serve 35,000 access lines. Many of these exchanges are contiguous to or located near exchanges that Pacific Telecom owns and operates in these states. The transaction is expected to close prior to the end of 1995.

Pending Disposition--

In October 1994, Pacific Telecom signed an agreement to sell the stock of Alascom to AT&T. The agreement was reached after the Federal Communications Commission ("FCC") ordered the restructuring of the Alaska telecommunications market. Among other things, the May 1994 FCC order required the termination of the Joint Services Agreement between AT&T and Alascom effective January 1, 1996 and the payment by AT&T to Alascom of a $150 million transition payment in two installments of $75 million each. Although the FCC order remains in effect, the agreement to sell Alascom to AT&T was reached as a solution to issues that remained unresolved by the order.

25
In the transaction, Pacific Telecom will receive $365 million in proceeds.
Under the terms of the agreement, AT&T will pay $290 million in cash for the Alascom stock and for settlement of all past cost study issues. Pacific Telecom will retain the $75 million transition payment made by AT&T to Alascom in July 1994. AT&T made a down payment of $30 million to Pacific Telecom upon signing the stock purchase agreement, which would be applied to the final $75 million transition payment required in the FCC order if the transaction failed to close. The $30 million down payment received from AT&T was included in Other Deferred Credits at December 31, 1994, pending completion of the transaction. The remaining $260 million is to be paid when the transaction closes. Closing of the sale of Alascom is subject to certain conditions, including receipt of state and federal regulatory approvals that are expected to be received during the first half of 1995. Pacific Telecom anticipates recognizing a material gain from the sale of Alascom, but the lost earnings from Alascom would be substantial. See "Telecommunications" on page 32.

Capital Resources--

Pacific Telecom funded the Colorado acquisition with short-term borrowings and anticipates repaying these borrowings with proceeds from the sale of Alascom. Pacific Telecom expects to fund the Oregon and Washington acquisitions with proceeds from the sale of Alascom, the issuance of external debt and the use of internally generated funds. Future local exchange company acquisitions may require a significant amount of funding depending on Pacific Telecom's success in pursuing its strategy. Pacific Telecom expects to fund such acquisitions through a combination of internally generated funds and external debt. Pacific Telecom expects to fund its construction expenditures primarily through internally generated cash.

Competition--

Approximately 80% of Pacific Telecom's revenues are derived from operations subject to state and federal regulation. While urban telecommunication companies are operating in increasingly competitive environments, Pacific Telecom's regulated operations continue to be based on rate of return and/or cost recovery regulation. The environment of increasing competition in urban markets may raise concerns over the valuation of embedded long-lived assets. Pacific Telecom's situation is not expected to change significantly in the foreseeable future because its operations are predominantly in rural areas where there is less competitive pressure.

                                      OTHER

During 1994, PacifiCorp Financial Services, Inc. ("PFS") reduced its assets by $400 million. Proceeds from sales of its assets were used to reduce debt.

PacifiCorp Holdings, Inc. ("Holdings") has entered into an agreement and plan of merger with Pacific Telecom under which Holdings would acquire the 13% publicly held minority interest in Pacific Telecom for $30 per share. The merger requires approval by the holders of a majority of the outstanding shares of Pacific Telecom not owned by Holdings (5.3 million shares), and is subject to regulatory approvals and other conditions customary to such transactions.

During 1994, the Company's wholly owned independent power production subsidiary, Pacific Generation Company ("PGC"), through its subsidiaries, began construction of a 240 megawatt cogeneration facility in California. When completed, the facility will be operated by PGC, and PGC will effectively own approximately 46% of the completed project. PGC plans to continue to pursue opportunities in the U.S. market and has begun a preliminary investigation of opportunities in the international markets.

PFS and Holdings expect to fund scheduled debt maturities and financing commitments through cash flows from operations, further asset sales and through issuances of additional debt.

                              OPERATING ACTIVITIES

Consolidated operating needs, dividends and construction expenditures are primarily funded from cash provided by operations. Cash provided by continuing operations less dividends paid provided for 78%, 90% and 72% of construction expenditures in 1994, 1993 and 1992, respectively. Consolidated cash flows from operations declined $75 million in 1994. Pacific Telecom's cash provided by operating activities was reduced by $64 million for taxes paid on $150 million of transition payments received or to be received from AT&T. The cash used for the tax payment relates directly to $75 million of cash received in July 1994 for the first transition payment, which is included in net cash flows used in investing activities. This tax payment had minimal effect on net income, as the increase in current tax expense was mostly offset by a reduction in deferred income tax expense.

                              INVESTING ACTIVITIES

Consolidated cash flows of $340 million were used in investing activities in 1994. Construction expenditures were $789 million, including $638 million for Electric Operations and $148 million for Telecommunications. Proceeds of
$277 million from sales of assets resulted primarily from the planned disposition of finance assets. Proceeds of $105 million from the Alaska restructuring included a $75 million transition payment in July 1994 and a $30 million down payment in connection with Pacific Telecom's sale of Alascom to AT&T. Lease payments representing principal and proceeds from the sale of receivables totaled $109 million at PFS.

                              FINANCING ACTIVITIES

                                  Common stock

During 1994, the Company issued 3,230,307 shares of its common stock under the Dividend Reinvestment and Employee Savings and Stock Ownership Plans for proceeds of $57 million. In the fourth quarter of 1994, the Company ceased issuing new shares to fund requirements under these plans and beginning in November 1994, open market purchases were used for these requirements. The Company periodically evaluates the advantages of common share issuances in the context of its current capital structure, financing needs and market price and may consider future issuances.

26
The Company paid common stock dividends of $305 million in 1994 and $327 million in 1993.

           Short-term and long-term debt, including current maturities

Consolidated debt decreased $314 million in 1994. Holdings and PFS retired $347 million of debt with the proceeds from sales of finance assets. Pacific Telecom's debt decreased $54 million primarily due to the application of net proceeds from the down payment for the sale of Alascom and the transition payment received from AT&T. The Company's debt increased $103 million due to a $169 million increase in short-term debt, partially offset by a $66 million decrease in long-term debt. During 1994, the Company refinanced long-term debt with fixed interest rates ranging from 6% to 10.7% with variable rate debt with year-end interest rates ranging from 5.2% to 6.2%. At December 31, 1994, the Company's variable rate debt totaled $1.3 billion.

As of December 31, 1994, the Company had $830 million of mortgage bonds and common stock registered for sale with the Securities and Exchange Commission, including the Company's $500 million Series G Medium-Term Note program.

Holdings has executed various agreements that support certain obligations of PFS, under which Holdings has agreed to maintain ownership of not less than 80% of the voting shares of PFS; provide equity contributions to PFS to maintain its tangible net worth at not less than $10 million; and provide liquidity support.

                                 Capitalization
                                               MILLIONS OF DOLLARS/DECEMBER 31
                              1994      1993     1992    1991    1990    1989
                             ______    ______   ______  ______  ______  ______

Common equity                $3,460    $3,263   $2,908  $3,512  $3,208  $3,007
Preferred stock                 367       367      417     342     342     242
Preferred stock subject
  to mandatory redemption       219       219      219     150      50      50
Long-term borrowings          3,768     3,924    4,181   4,348   3,944   3,795
Long-term borrowings
  currently maturing             96       155      420     274     380     407
Short-term debt                 455       554      553     681     698   1,045

Policy --

To insure access to capital markets and to produce a competitive cost of capital, the Company attempts to maintain an appropriate mix of debt and equity in its consolidated capital structure. In order to maintain its target debt rating of "A", the Company has a target debt to capitalization range of 48% to 54%. At December 31, 1994, the Company's total debt was 52% of total capitalization. Within its debt structure, the Company has historically attempted to match the life of its borrowed liabilities with its assets and to actively manage its exposure to fluctuating interest rates.

Derivatives --

The Company adopted a derivative policy during 1994, including a policy statement which states that derivative products could be used, along with other tools, to manage the Company's liability exposure and will not be used for speculative purposes. Derivative products are one of the tools available to the Company in its overall liability management system. Given the nature of the Company's borrowed liabilities, its use of derivative products in the future is expected to be limited to those markets that are the most liquid. At
December 31, 1994, the Companies had foreign currency and interest rate swaps on debt totaling $287 million. As the price for electricity becomes based more on market activities than on regulation, utilities and customers will be more exposed to price variations created by changes in supply and demand. To manage these risks, the Company anticipates that its derivative policy may be expanded to allow the use of electricity futures and options, as the market for those instruments expands.

Limits --

The Company's Articles of Incorporation limit the amount of unsecured debt outstanding to the equivalent of 30% of total defined equity and secured debt. Under this provision, approximately $1.2 billion principal amount of additional unsecured debt could have been outstanding at December 31, 1994.

Issuance of the Company's mortgage bonds or preferred stock is limited by earnings coverage and fundable property provisions of the Company's mortgage indentures and its Articles of Incorporation. Under these provisions and at current interest rates, approximately $2.3 billion of additional mortgage bonds or $2.1 billion of preferred stock could have been issued at December 31, 1994. However, certain of the Company's credit facilities would have limited additional long-term borrowings to approximately $1.1 billion.

Under the Company's principal credit agreements, it is an event of default if any person or group acquires 35% or more of the Company's common shares or if, during any period of 14 consecutive months, individuals who were directors of the Company on the first day of such period (and any new directors whose election or nomination was approved by such individuals and directors) cease to constitute a majority of the Board of Directors. For additional information regarding bank credit agreements, lines of credit and other short-term borrowing arrangements, see Note 3 to Consolidated Financial Statements.

27
                                    INFLATION

Due to the capital intensive nature of the Company's core businesses, inflation may have a significant impact on replacement of property, acquisition and development activities and final mine reclamation. The effects of inflation on the Company's utility businesses are not significant to ongoing operations. While the rate-making process gives no recognition to the current cost of replacing plant, past practices have allowed the Company to recover and earn on the increased cost of its net investment when replacement of facilities actually occurs. To what extent this practice will continue in the changing regulatory environment cannot be predicted.

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

The Company's generating plants burn low-sulfur coal. Major construction expenditures have already been made at many plants to reduce sulfur dioxide emissions, but some additional expenditures may be necessary. The plant most affected by the Act is the Centralia Plant in Washington. The Company is studying how to bring this plant into compliance in a cost-effective manner by the required January 1, 2000 compliance deadline. The Company has also been engaged in discussions with the environmental authorities in the state of Washington with respect to the emission reduction technology to be applied, certain of which could involve capital expenditures.

The greenhouse effect is believed to occur when certain trace gases in the atmosphere trap radiant heat. There is uncertainty regarding the amount of warming, its timing and impact and the effect, if any, carbon dioxide ("CO2") emissions have on warming. As a coal-based utility, the passage of a carbon tax or a stringent across-the-board emission reduction could make it difficult for the Company to achieve its goal of providing competitively priced energy. The Company is investigating cost-effective ways to offset future CO2 emissions and is undertaking demonstration projects involving tree planting as a possible means of offsetting emissions. In 1994, the Company joined with 37 other investor-owned utilities to sign a voluntary agreement with the U.S. Department of Energy addressing CO(2) emissions. The Company's specific agreement includes a commitment to reduce 1990 CO(2) emissions rate by 10% and to spend $1 million on offset projects by the year 2000.

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

The Company is currently in the process of relicensing certain of its hydroelectric projects under the Federal Power Act and will be seeking licenses for other projects in the future. The licenses of 11 of the Company's hydroelectric projects expire within the next 10 years. These projects represent 458 MW, or 43%, of the Company's hydroelectric generating capacity. In the new licenses, the FERC is expected to impose conditions designed to address the impact of the projects on fish and other environmental concerns. The Company is unable to predict the impact of imposition of such conditions, but capital expenditures and operating costs are expected to increase in future periods and certain projects may not be economical to operate.

Several Superfund sites have been identified where the Company has been or may be designated as a potentially responsible party. In such cases, the Company reviews the circumstances and, where possible, negotiates with other potentially responsible parties to provide funds for clean-up and, if necessary, monitoring activities. In addition, insurance resources are reviewed and investigated. Future costs associated with the disposition of these matters are not expected to be material to the Company's consolidated financial position or results of operations.

28

ELECTRIC OPERATIONS
                                                                                        MILLIONS OF DOLLARS/FOR THE YEAR
                                                                                                                5-Year
                                                                                                  1994 to 1993  Compound
                                                                                                   Percentage   Annual
                                     1994       1993       1992       1991       1990       1989   Comparison   Growth
________________________________________________________________________________________________________________________

REVENUES
  Residential                     $  724.9   $  698.9   $  649.8   $  663.8   $  646.6   $  646.4        4%        2%
  Commercial                         570.4      543.9      526.9      517.4      509.0      517.3        5         2
  Industrial                         726.3      696.2      695.6      674.9      673.8      670.6        4         2
  Other                               30.7       29.8       29.9       34.2       34.3       38.2        3        (4)
                                   _______    _______    _______    _______    _______    _______      ___       ___
    Retail                         2,052.3    1,968.8    1,902.2    1,890.3    1,863.7    1,872.5        4         2
                                   _______    _______    _______    _______    _______    _______      ___       ___
  Wholesale - firm                   456.2      422.5      356.5      264.7      209.9      190.3        8        19
  Wholesale - nonfirm                 76.5       77.3       71.3       59.9       78.4       79.0       (1)       (1)
                                   _______    _______    _______    _______    _______    _______      ___       ___
    Wholesale                        532.7      499.8      427.8      324.6      288.3      269.3        7        15
  Other                               62.8       38.3       32.4       36.9       32.5       33.9       64        13
                                   _______    _______    _______    _______    _______    _______      ___       ___

  TOTAL                            2,647.8    2,506.9    2,362.4    2,251.8    2,184.5    2,175.7        6         4
                                   _______    _______    _______    _______    _______    _______      ___       ___

EXPENSES
  Depreciation and amortization      301.6      280.5      286.6      256.0      235.4      227.8        8         6
  Operations, maintenance and
    other                          1,526.9    1,442.1    1,398.1    1,212.8    1,204.1    1,192.9        6         5
                                   _______    _______    _______    _______    _______    _______      ___       ___

  TOTAL                            1,828.5    1,722.6    1,684.7    1,468.8    1,439.5    1,420.7        6         5
                                   _______    _______    _______    _______    _______    _______      ___       ___

INCOME FROM OPERATIONS               819.3      784.3      677.7      783.0      745.0      755.0        4         2
                                     _____      _____      _____      _____      _____      _____      ___       ___

NET INCOME                           379.5      361.6      240.2      373.3      356.1      350.8        5         2

PREFERRED DIVIDEND REQUIREMENT        39.7       39.3       37.3       26.7       21.9       21.2        1        13
                                     _____      _____      _____      _____      _____      _____      ___       ___

EARNINGS CONTRIBUTION (a)         $  339.8   $  322.3   $  202.9   $  346.6   $  334.2   $  329.6        5         1
                                   _______    _______    _______    _______    _______    _______      ___       ___
                                   _______    _______    _______    _______    _______    _______      ___       ___

Identifiable assets               $  9,372   $  9,055   $  8,192   $  7,665   $  7,027   $  6,728        4         7
Capital spending                  $    638   $    637   $    864(b)$    796   $    459   $    344        -        13
Number of employees                  9,281      9,304(c)   9,363      9,419      8,974      8,913        -         1

(a) Does not reflect elimination of interest on intercompany borrowing arrangements and includes income taxes on a separate-company basis.
(b) Includes noncash acquisition costs of $255 million relating to the Colorado-Ute properties.
(c) Beginning in 1993, employees of Pacific Generation, Inc. were reported in other businesses (127 employees in 1993).

FACTORS INFLUENCING EARNINGS

Electric Operations generates power primarily at coal-fired and hydroelectric plants and relies on a transmission and distribution network to serve retail and wholesale customers throughout the Pacific Northwest, Rocky Mountain and desert Southwest regions. Financial performance is dependent on efficiently and economically balancing power supply resources with customer demand; utility commission practices; regional economic conditions; retention of commercial and industrial customers and municipal franchises; weather variations affecting customer usage, competition in bulk power markets and hydroelectric production; wholesale firm power marketing results; environmental and tax legislation; and the cost of debt and equity capital.

A higher effective tax rate, Bonneville Power Administration ("BPA") price increases, possible rising interest rates, hydroelectric relicensing and other cost increases are among the factors expected to place upward pressure on Electric Operations' costs and pricing structure in the next several years. See Environmental Issues on page 27.

1994    COMPARED TO 1993
_____________________

.   Revenues increased $141 million or 6%.

    .. Residential revenues increased $26 million or 4% and kWh volume increased 1%. Revenues increased $19 million due to decreased BPA exchange benefits and $16 million due to a 2% increase in the number of customers. Revenues decreased $10 million due to unseasonably warm temperatures early in 1994, partially offset by the effects of continuing warm temperatures throughout the summer months.

    .. Commercial revenues increased $27 million or 5% primarily due to a 2% increase in the average number of customers and an increase in customer usage.

29

                                                                                        MILLIONS OF DOLLARS/FOR THE YEAR
                                                                                                                5-Year
                                                                                                  1994 to 1993  Compound
                                                                                                   Percentage   Annual
                                     1994       1993       1992       1991       1990       1989   Comparison   Growth
________________________________________________________________________________________________________________________

EXPENSES
  Fuel                            $  496.4   $  464.7   $  479.0   $  424.1   $  403.5   $  397.4        7         5
  Purchased power                 $  310.4   $  274.9   $  210.2   $  176.4   $  149.6   $  133.3       13        18
  Other operations                $  296.1   $  287.9   $  288.0   $  249.7   $  259.5   $  271.1        3         2
  Maintenance                     $  174.5   $  172.2   $  167.8   $  146.6   $  151.2   $  158.7        1         2
  Administrative and general      $  142.7   $  138.2   $  144.5   $  119.1   $  139.5   $  135.7        3         1
  Depreciation and amortization   $  301.6   $  280.5   $  286.6   $  256.0   $  235.4   $  227.8        8         6
  Taxes, other than income taxes  $  106.8   $  104.2   $  108.6   $   96.9   $  100.8   $   96.7        2         2
  Income taxes - utility          $  223.0   $  188.8   $  170.5   $  180.8   $  169.7   $  189.1       18         3
  Income taxes - other            $   (2.8)  $   (9.5)  $  (12.8)  $   (6.5)  $   (7.9)  $    (.9)      71       (25)

INTEREST CAPITALIZED
  AFUDC - equity                  $      -   $    4.3   $    7.3   $    7.9   $    8.4   $   10.5        *         *
  AFUDC - debt                    $   14.5   $    9.6   $    8.9   $    7.9   $   14.0   $   12.2       51         4

ENERGY SALES (Millions of kWh)
  Residential                       12,127     12,055     11,230     11,354     10,990     10,765        1         2
  Commercial                        10,645     10,085      9,733      9,416      9,101      8,803        6         4
  Industrial                        20,306     19,671     19,942     19,322     19,507     18,878        3         1
  Other                                623        602        606        692        690        750        3        (4)
                                   _______    _______    _______    _______    _______    _______      ___       ___
    Retail sales                    43,701     42,413     41,511     40,784     40,288     39,196        3         2
                                   _______    _______    _______    _______    _______    _______      ___       ___
  Wholesale - firm                  12,418     11,919     10,455      7,349      6,147      5,441        4        18
  Wholesale - nonfirm                3,207      3,030      2,965      2,946      3,323      3,118        6         1
                                   _______    _______    _______    _______    _______    _______      ___       ___
    Wholesale sales                 15,625     14,949     13,420     10,295      9,470      8,559        5        13
                                   _______    _______    _______    _______    _______    _______      ___       ___

  TOTAL                             59,326     57,362     54,931     51,079     49,758     47,755        3         4
                                   _______    _______    _______    _______    _______    _______      ___       ___
                                   _______    _______    _______    _______    _______    _______      ___       ___

*Not a meaningful number.

    .. Industrial revenues increased $30 million or 4% due to a 3% increase in kWh volume. Irrigation revenues increased $12 million due to the effects of drier weather in 1994. Revenues from other industrial customers increased $18 million due to customer growth, higher prices resulting from contract escalators and changes in customer mix, and increased sales to customers primarily in the paper and pulp industry.

    .. Wholesale revenues increased $33 million or 7% on increased volume of 5%. Long-term firm power sales increased $28 million; $15 million from higher prices and $13 million from higher volume under new and existing contracts. Increased volume in the spot market and from short-term firm contracts added revenue of $12 million, which was partially offset by a $7 million reduction in prices, mainly in the spot market. Spot market prices were influenced by the availability of energy in the region caused by mild weather and low natural gas prices which made production of natural gas-fired generation more economical, as well as by more competition in the market.

    .. Other revenues increased $25 million or 64% due to increases in deferred regulatory revenue of $13 million, rental revenue of $8 million and wheeling revenue of $4 million.

.   Operating expenses increased $106 million or 6%.

    .. Fuel expense increased $32 million or 7% due to a 6% increase in thermal generation, resulting from increased customer demand, a 14% reduction in hydroelectric generation and a 5% reduction in volume of purchased power.

    .. Purchased power expense increased $36 million or 13% while kWh volume purchased declined 5%. The increased expense was due to a decrease in BPA exchange benefits of $15 million, a price increase relating to a BPA peaking purchase contract of $8 million, price increases on other firm purchase contracts of $8 million and secondary purchase price increases of $5 million.

30

ELECTRIC OPERATIONS
                                                                                                            FOR THE YEAR
                                                                                                                5-Year
                                                                                                  1994 to 1993  Compound
                                                                                                   Percentage   Annual
                                     1994       1993       1992       1991       1990       1989   Comparison   Growth
________________________________________________________________________________________________________________________

ENERGY SOURCE (%)
  Coal                                  79         77         81         78         78         78        3%        -%
  Hydroelectric                          5          6          4          6          7          8      (17)       (9)
  Other                                  2          1          2          1          1          -      100         *
  Purchase and exchange contracts       14         16         13         15         14         14      (13)        -
                                     _____      _____      _____      _____      _____      _____      ___       ___

NUMBER OF RETAIL CUSTOMERS
 (Thousands)
  Residential                        1,155      1,135      1,112      1,093      1,076      1,060        2         2
  Commercial                           156        152        149        146        142        142        3         2
  Industrial                            19         18         17         16         15         13        6         8
  Other                                  4          3          3          3          3          3       33         6
                                     _____      _____      _____      _____      _____      _____      ___       ___

  TOTAL                              1,334      1,308      1,281      1,258      1,236      1,218        2         2
                                     _____      _____      _____      _____      _____      _____      ___       ___

RESIDENTIAL CUSTOMERS
  Average annual usage (kWh)        10,568     10,733     10,183     10,464     10,283     10,209       (2)        1
  Average annual revenue
    per customer (Dollars)             631        622        589        612        605        613        1         1
  Revenue per kWh (Cents)              6.0        5.8        5.8        5.8        5.9        6.0        3         -

MILES OF LINE
  Transmission                      14,900     14,900     14,900     14,900     14,900     14,700        -         -
  Distribution                      44,800     44,700     44,500     44,400     44,200     44,200        -         -

SYSTEM PEAK DEMAND (Megawatts)
  Net system load (a) - summer       7,151      6,554      6,734      6,405      6,407      5,978        9         4
                      - winter       7,174      7,268      6,968      7,019      7,623      6,875       (1)        1
  Total firm load (b) - summer       8,830      8,390      8,477      7,639      7,019      6,741        5         6
                      - winter       8,903      8,838      8,335      7,710      8,417      7,559        1         3

SYSTEM CAPABILITY (Megawatts)(c)
                      - summer      10,020      9,757      9,753      9,629      8,551      8,570        3         3
                      - winter      10,391      9,916      9,982      9,316      9,141      8,948        5         3
                                    ______      _____      _____      _____      _____      _____      ___       ___
                                    ______      _____      _____      _____      _____      _____      ___       ___

*Not a meaningful number.

(a) Excludes off-system wholesale sales.

(b) Includes off-system firm wholesale sales.

(c) Owned and contractual generating capability at the time of system firm peak.

        BPA, a wholesale power and wheeling supplier, increased its rates effective October 1, 1993. Electric Operations' capacity and wheeling expenses and exchange benefits were affected by that increase. BPA plans to increase its power and wheeling rates effective in late 1995 or early in 1996. Electric Operations' firm capacity purchase and wheeling expenses will be affected by this increase. In addition, any increase in BPA's rates will reduce the exchange benefits directly received by Electric Operations' residential and small farm customers. Electric Operations intends to request price increases that will allow it to recover the loss of exchange benefits.

    .. Other operations expense increased $8 million or 3% primarily due to $7 million of increased wheeling expense, resulting from higher volumes wheeled, and $2 million of increased distribution system expense.

    .. Depreciation and amortization expense increased $21 million or 8% primarily due to additional plant in service.

31
.   Earnings contribution increased $18 million or 5%.

    .. Income from operations increased $35 million or 4%. Decreased BPA exchange benefits increased retail revenues and purchased power expense $15 million each, with no effect on income from operations.

    .. Interest expense decreased $9 million or 3% primarily due to an $11 million decrease relating to refinancing long-term debt during 1993 at lower interest rates and $8 million of adjustments relating to contract settlements. The decreases were offset in part by the $10 million effect of higher levels of short-term debt outstanding at higher interest rates.

    .. Other income increased $14 million primarily due to gains in 1994 of $9 million on the sale of a portion of its surplus sulfur dioxide emission allowances and $6 million on the sale of electric properties in Sandpoint, Idaho, partially offset by a gain in 1993 of $5 million on a sale of property. Electric Operations is a Phase II utility under the Clean Air Act of 1990 and may have approximately 20,000 to 25,000 tons of surplus sulfur dioxide emission allowances available for sale each year until 2024.

    .. Income tax expense increased $41 million or 23% primarily due to the $20 million effect of higher taxable income, an $11 million increase in adjustments to prior year estimates and $10 million of various tax adjustments.

1993 COMPARED TO 1992
_____________________

    Revenues increased $145 million or 6%.

    .. Residential revenues increased $49 million or 8% primarily due to the $26 million effect of colder temperatures in 1993, a 2% increase in the number of customers and a 5% increase in average annual customer usage. Residential revenues also increased $5 million due to the effect of the decrease in BPA exchange benefits.

    .. Commercial revenues increased $17 million or 3%, primarily due to a 2% increase in the number of customers and a 1% increase in average customer usage.

    .. Wholesale revenues increased $72 million or 17% on increased volume of 11%. New contracts added $36 million and increased prices added $15 million to revenue from long-term firm contract sales. Secondary and short-term firm sales revenues increased $17 million as a result of higher volume and prices.

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

    .. Other operations expense remained constant. Increased employee expense of $16 million and increased demand-side management expense of $5 million were offset by the $19 million effect of charges in 1992 relating primarily to cancellation of a coal purchase option and a contract settlement. Employee expense increased as a result of the adoption of Statement of Financial Accounting Standards 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," on January 1, 1993, and higher pension and benefits expense.

    .. Maintenance expense increased $4 million or 3% primarily due to $8 million resulting from unscheduled plant outages, the $3 million effect of the addition of new plants during 1992 and $7 million of increased employee expense. The increases were offset in part by the effect of a $17 million write-off in 1992 of obsolete materials and supplies inventory.

    .. Administrative and general expense decreased $6 million or 4% primarily due to valuation adjustments in 1992 of $11 million relating to deferred costs, offset in part by increased employee expense of $3 million in 1993.

    .. Depreciation and amortization expense decreased $6 million or 2% due to a $24 million reduction primarily resulting from extending the depreciable lives of thermal plants. The reduction was largely offset by additional depreciation attributable to increased plant in service, including the addition of new plants in April 1992.

        Pension costs for 1993 were $46 million compared to $27 million in 1992. Approximately 69% of the cost is allocated to various categories of operating expenses as described above.

    Earnings contribution increased $119 million or 59%.

    ..  Income from operations increased $107 million or 16% primarily due to
        $61 million of write-offs and adjustments in 1992.   Decreased BPA
        exchange benefits increased retail sales revenue and purchased power expense $11 million each, with no effect on income from operations.

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

32

TELECOMMUNICATIONS
                                                                                        MILLIONS OF DOLLARS/FOR THE YEAR
                                                                                                                5-Year
                                                                                                  1994 to 1993  Compound
                                                                                                   Percentage   Annual
                                    1994       1993       1992       1991        1990       1989   Comparison   Growth
________________________________________________________________________________________________________________________

REVENUES
  Local network service            $ 96.9     $ 81.8     $ 74.1     $ 68.4     $ 57.7     $ 55.4        18%       12%
  Network access service            168.5      183.9      174.9      168.2      147.4      127.8        (8)        6
  Long distance network service     272.0      262.5      275.4      286.1      253.8      274.0         4         -
  Private line service               58.2       63.8       70.4       66.0       60.1       58.3        (9)        -
  Sales of cable capacity             4.6        4.9       10.8       30.9       83.2          -        (6)        *
  Cellular and other                104.8      105.2       92.6      100.4       80.7       62.2         -        11
                                    _____      _____      _____      _____      _____      _____       ___       ___

  TOTAL                             705.0      702.1      698.2      720.0      682.9      577.7         -         4
                                    _____      _____      _____      _____      _____      _____       ___       ___

EXPENSES
  Depreciation and amortization     104.5      110.0      114.1      117.3      101.9       98.5        (5)        1
  Operations, maintenance and
    other                           435.8      451.3      445.5      443.1      426.8      345.4        (3)        5
                                    _____      _____      _____      _____      _____      _____       ___       ___

  TOTAL                             540.3      561.3      559.6      560.4      528.7      443.9        (4)        4
                                    _____      _____      _____      _____      _____      _____       ___       ___

INCOME FROM OPERATIONS              164.7      140.8      138.6      159.6      154.2      133.8        17         4
                                    _____      _____      _____      _____      _____      _____       ___       ___

INCOME FROM CONTINUING
  OPERATIONS (a)                     81.4       58.4       67.2       89.5       95.4       75.1        39         2

  Minority interest and other        10.9        7.5        9.9       12.9       18.8       10.9        45         -
                                    _____      _____      _____      _____      _____      _____       ___       ___

EARNINGS CONTRIBUTION FROM
  CONTINUING OPERATIONS (a)        $ 70.5     $ 50.9     $ 57.3     $ 76.6     $ 76.6     $ 64.2        39         2
                                    _____      _____      _____      _____      _____      _____       ___       ___
                                    _____      _____      _____      _____      _____      _____       ___       ___

Identifiable assets                $1,378     $1,413     $1,540     $1,702     $1,732     $1,220        (2)        2
Capital spending                   $  153     $  126     $  140     $  236     $  475     $  180        21        (3)
Number of employees (b)             2,762      2,834      2,891      3,050      3,412      2,737        (3)        -
Telephone access lines (Thousands)    418        399        379        357        340        253         5        11
Long lines originating billed
  minutes (Millions)                  743        710        679        654        632        597         5         4
                                    _____      _____      _____      _____      _____      _____       ___       ___
                                    _____      _____      _____      _____      _____      _____       ___       ___

*Not a meaningful number.

(a) Does not reflect elimination of interest on intercompany borrowing arrangements and includes income taxes on a separate-company basis.

(b) Excludes employees of discontinued operations.

See "Other" on page 25 for information regarding a proposal by Holdings to acquire the 13% publicly held minority interest in Pacific Telecom.

See "Telecommunications-Pending Disposition" on page 24 for information regarding the sale of Alascom to AT&T. In 1994, settlement revenues of $16 million were recognized in long distance network service relating to the settlement of past cost study issues. Alascom's revenues were $344 million in 1994, $338 million in 1993 and $347 million in 1992 and income from operations was $81 million in 1994, $59 million in 1993 and $60 million in 1992. Alascom's total assets were $276 million in 1994 and $384 million in 1993.

FACTORS INFLUENCING EARNINGS

Pacific Telecom provides voice, data, video and other services through local exchange and long lines operations. Pacific Telecom is involved in cellular operations and manages cellular properties for other owners. Pacific Telecom also operates, maintains and sells capacity on the North Pacific Cable. Pricing for services is both rate regulated and market driven. Long-term profitability is influenced by technological developments, efficiency of operations, cost of capital and competition.

Pacific Telecom's revenues for 1994 were derived 49% from long lines, 45% from local exchange companies, 3% from cellular operations and 3% from cable and backhaul capacity sales and related cable services.

1994 COMPARED TO 1993
_____________________

.   Revenues increased $3 million.

    .. Local network service revenues (local telephone services to residential and business customers) increased $15 million or 18% due to $9 million of revenue from enhanced and extended calling area service and the $5 million effect of a 5% access line growth.

33
    .. Network access service revenues (fees charged to long distance interexchange carriers using the local exchange network to access their customers) decreased $15 million or 8% primarily due to a $6 million decrease as a result of the shift to extended calling area services in local exchange companies, the $5 million effect of a decrease in operating expenses used in setting interstate access rates and lower revenue adjustments of $4 million.

        An indexed cap was placed on Universal Service Fund ("USF") growth in 1993 to allow growth at a rate no greater than the rate of growth in the nation's total working local loops. The indexed rate may be in effect through 1995 while the FCC and a Joint Board re-evaluate the USF assistance mechanism. Revenues derived from the USF assistance mechanism were $30 million in 1994 and 1993. With the purchase of Colorado assets and the pending purchase of Oregon and Washington assets, revenues received under the USF could double in 1996 over 1994 levels. Placing the indexed cap on USF growth may have a negative impact on Pacific Telecom's revenues, but the impact is not expected to be material.

    .. Long distance network service revenues (charges for long distance calling services) increased $10 million or 4% due to interstate revenues of $19 million relating to the settlement of all open revenue studies and a $3 million improvement in intrastate revenue relating to increased billed minutes. These increases were offset in part by a $6 million decrease in revenue recovery for interstate access expense as a result of the exit of Anchorage Telephone Utility ("ATU") from National Exchange Carrier Association ("NECA") traffic sensitive pools, the $5 million revenue effect of other recoverable expense reductions and the $3 million effect of a reduced rate base.

    .. Private line service revenues (charges for dedicated facilities that provide communications services to major customers) decreased
        $6 million or 9% primarily due to Pacific Telecom's exit of certain noncore businesses.

    .. Sales of cable capacity revenues were virtually unchanged. Approximately 53% of the North Pacific Cable's capacity has been sold -
        - 2%, 1%, 4%, 10% and 36% sold in 1994, 1993, 1992, 1991 and 1990, respectively. A competing AT&T cable was placed in service in 1992, and AT&T has announced plans for an additional Pacific cable system for completion over the next three years. The competition from AT&T, adverse economic conditions in Japan and other Far East countries and outages on the North Pacific Cable have contributed to the slowing of cable capacity sales. These conditions may continue to have an adverse effect on future sales. Pacific Telecom is investigating use of the North Pacific Cable to provide video services. Pacific Telecom continues to market the remaining cable capacity and believes that the $63 million inventory value of the cable system at December 31, 1994 will be recovered.

    .. Cellular and other revenues were virtually unchanged. Increased revenues of $10 million due to growth in cellular operations were offset by other revenue declines. The declines were primarily due to $3 million of revenue in 1993 from service in Saudi Arabia, a $2 million decline in long lines equipment resale revenue and a $2 million decline in local exchange operations billing and collection revenue.

.   Operating expenses decreased $21 million or 4%.

    .. Operations expense decreased $2 million or 1%. Access expense decreased $3 million due to a $6 million decrease in intrastate access expense relating to the exit of ATU from NECA traffic sensitive pools, partially offset by the $4 million effect of increased facility costs and higher common carrier network usage. Leased circuit expense decreased $4 million primarily due to the sale of noncore businesses. The decreases were offset in part by $4 million of increased expense due to cellular customer growth.

    .. Maintenance expense decreased $4 million or 4% primarily due to the effect of a $3 million one-time charge in 1993 relating to service provided in Saudi Arabia.

    .. Administrative and general expense decreased $10 million or 11% primarily due to $8 million of reduced corporate support and employee benefit expense and $2 million relating to noncore businesses that were sold.

    .. Depreciation and amortization expense decreased $6 million or 5% due to the $6 million effect of a reduction in rates allowed for local exchange companies in Alaska and a $3 million reduction relating to noncore businesses that were sold, offset in part by the $3 million effect of increased local exchange company plant in service.

.   Earnings contribution increased $20 million or 39%.

    ..  Income from operations increased $24 million or 17%.

    .. Interest expense decreased $10 million or 22% due to the $15 million effect of lower debt levels, partially offset by the $5 million effect of higher interest rates.

    .. Other expense decreased $7 million primarily due to decreased valuation adjustments for noncore businesses in 1994.

    .. Income tax expense increased $17 million or 71% primarily due to higher taxable income and a higher effective tax rate.

        Pacific Telecom's future results will be affected by the proposed sale of Alascom and by its pending or recently completed acquisitions. Although Pacific Telecom anticipates a material gain on the pending sale of Alascom, lost earnings from Alascom would be substantial. See information concerning Alascom on page 32. Acquisitions of rural telephone exchange assets are expected to contribute significantly to revenues and earnings over time as the assets are integrated with Pacific Telecom's existing operations.

34
1993 COMPARED TO 1992
_____________________

.   Revenues increased $4 million or 1%.

    .. Local network service revenues increased $8 million or 10% primarily due to the effects of internal access line growth of 5% that added $6 million and $1 million of revenues from enhanced and extended services.

    .. Network access service revenues increased $9 million or 5% primarily due to an increase of $8 million in USF support funded by interexchange carriers, which helps fund nontraffic sensitive costs that are above the national average.

    .. Long distance network service revenues decreased $13 million or 5% primarily due to the $11 million revenue effect of a lower rate base resulting mainly from the sale of satellite transponders in late 1992, the $5 million revenue effect of recoverable expense reductions and $3 million due to lower average rates per minute for intrastate message toll services. These decreases were offset in part by an increase in out-of-period revenue adjustments of $6 million.

    .. Private line service revenues decreased $7 million or 9% primarily due to the sale of a portion of the Alaska Spur in late 1992 to a customer that previously leased those services.

    ..  Sales of cable capacity revenues decreased $6 million or 55%.

    .. Cellular and other revenues increased $13 million or 14% primarily due to increased cellular revenues of $6 million, one-time revenue of $3 million from service in Saudi Arabia and $3 million from resale of long lines equipment.

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

    .. Maintenance expense increased $5 million or 4% primarily due to $6 million of expense from a long lines service contract and equipment resale.

    .. Administrative and general expense decreased $6 million or 6% primarily due to the effect of an accrual in 1992 for an early retirement program.

    .. Depreciation and amortization expense decreased $4 million or 4% primarily due to a $7 million decrease relating to the sale of satellite transponders, offset in part by the $2 million effect of increased depreciation rates and $1 million resulting from growth in cellular operations.

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

35
OTHER

The following is a summary of PFS' assets and revenues by business line:

                                                             MILLIONS OF DOLLARS
                  ______________________________________________________________
                          1994                 1993                 1992
                  ____________________ ____________________ ____________________
                              Revenues             Revenues             Revenues
                    Assets at for the   Assets at  for the   Assets at  for the
                    year end    year    year end     year    year end     year
                   __________ ________ __________  ________ __________  ________

Aviation financing(a) $  391   $  3.0    $  454     $ (8.6)    $  506    $ 33.5
Computer leasing           -     15.3        88       19.2        139      28.6
Other                    160     12.9       217       38.6        353      43.1
                       _____    _____     _____      _____      _____     _____
  Total finance          551     31.2       759       49.2        998     105.2
Real estate              171     41.3       324       49.3        252      29.7
Manufacturing              -     16.9        31       42.4         26      40.2
Agriculture               12     35.9        20       38.7          -         -
                       _____    _____     _____      _____      _____     _____

  Total               $  734   $125.3    $1,134     $179.6     $1,276    $175.1
                       _____    _____     _____      _____      _____     _____
                       _____    _____     _____      _____      _____     _____

(a) Impairment charges of $17 million in 1994 and $22 million in 1993 for certain aircraft under operating leases reduced net aviation finance revenues.

Consistent with PacifiCorp's strategic focus on its core utility operations, PFS has been selling and liquidating substantial portions of its assets. PFS disposed of its computer leasing and manufacturing operations and significant portions of its real estate and asset-based lending portfolios in 1994. Future asset sales are not expected to be as significant as the level of 1994 sales. Cash generated from these sales has been used primarily to pay down debt. PFS expects to retain only its tax-advantaged investments in leveraged lease assets (primarily aircraft) and low-income housing projects (included with real estate), which presently represent $444 million of its assets.

The earnings contribution of other businesses increased $8 million, or 76%, to $18 million in 1994. PFS' earnings increased $6 million primarily due to gains associated with sales of certain assets. Income from operations for PFS was virtually unchanged, reflecting decreased revenues and operating expenses that resulted from lower levels of finance assets, and lower valuation adjustments in 1994. Earnings from PGC increased $3 million. Interest revenues from a note received in connection with the sale of NERCO increased $12 million and interest expense for Holdings decreased $6 million. These positive results were partially offset by increased income tax expense for Holdings of $11 million and a $10 million charitable donation expense in 1994.

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

At December 31, 1994, the aviation portfolio (with net assets of $391 million) consisted of 44 aircraft, 42 of which were placed with 17 separate carriers. About 91% of the aircraft are Stage III noise compliant.

Given the limited number and relatively large size of individual loan and lease assets, PFS analyzes each discrete account in its process of establishing the level of allowance for credit losses. PFS' allowance and earnings are subject to a higher degree of volatility than larger more diversified finance companies. Allowances for credit losses and accumulated valuation and impairment charges were $103 million and $115 million at December 31, 1994 and 1993, respectively.

DISCONTINUED OPERATIONS

On June 2, 1993, Holdings sold, by means of a merger, its 82% ownership interest in NERCO to a subsidiary of RTZ America, Inc. ("RTZ") for $12 per NERCO common share, or $384 million. In connection with this transaction, a subsidiary of Holdings loaned $225 million at 13% interest to a subsidiary of RTZ, with repayment contingent upon future revenues received under a coal supply contract. The sale resulted in a gain of approximately $183 million, which has been deferred and is being recognized in earnings, using a modified installment method, as the $225 million loan is repaid. The loan could extend through 2009, but is prepayable without premium.

A subsidiary of Pacific Telecom, International Communications Holdings, Inc., closed the sale of its wholly owned subsidiary, TRT Communications, Inc. ("TRT"), to IDB Communications Group, Inc. ("IDB") on September 23, 1993. Pacific Telecom received 4,500,000 shares of IDB common stock and $1 million in cash in exchange for the stock of TRT and the stock of another smaller subsidiary. Based on appreciation in the market value of IDB common stock, the Company recorded an after-tax gain of $52 million at closing of the transaction. The IDB common stock was sold in November 1993 and the net proceeds of $195 million were used to pay down Pacific Telecom debt.

36
REPORT OF MANAGEMENT

The management of PacifiCorp is responsible for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Company's financial statements have been audited by Deloitte & Touche LLP, independent public accountants. Management has made available to Deloitte & Touche LLP all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

Management of the Company has established and maintains an internal control structure that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition and the prevention and detection of fraudulent financial reporting. The Company maintains an internal auditing program that independently assesses the effectiveness of the internal control structure and recommends possible improvements. Deloitte & Touche LLP also considered the internal control structure in connection with its audit. Management considers the internal auditors' and Deloitte & Touche LLP's recommendations concerning the Company's internal control structure and takes cost-effective actions to respond appropriately to these recommendations.

The Company's "Guide to Business Conduct" is publicized throughout the Company. The guide addresses, among other things, potential conflicts of interests, compliance with laws, including those relating to financial disclosure and the confidentiality of proprietary information.

The Audit Committee of the Board of Directors is comprised solely of outside directors. It meets at least quarterly with the Chairs of subsidiary audit committees, management, Deloitte & Touche LLP, internal auditors and counsel to review the work of each and ensure the Committee's responsibilities are being properly discharged. Deloitte & Touche LLP and internal auditors have free access to the Committee, without management present, to discuss their audit work and their evaluations of the adequacy of the internal control structure and the quality of financial reporting.


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of PacifiCorp:

We have audited the accompanying consolidated balance sheets of PacifiCorp and subsidiaries as of December 31, 1994 and 1993, and the related statements of consolidated income and retained earnings and of consolidated cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of PacifiCorp and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 10 and 12 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes and other postretirement benefits.





DELOITTE & TOUCHE LLP
Portland, Oregon
February 17, 1995


(March 9, 1995 as to the agreement to acquire the minority interest in Pacific Telecom, Inc. described in Note 1)

37

STATEMENTS OF CONSOLIDATED
INCOME AND RETAINED EARNINGS
        MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS/FOR THE YEAR ENDED DECEMBER 31
                                                        1994        1993       1992
_____________________________________________________________________________________

REVENUES                                              $3,506.5    $3,405.4   $3,235.7
                                                       _______     _______    _______

EXPENSES
  Operations                                           1,400.3     1,369.9    1,372.9
  Maintenance                                            292.3       294.2      285.3
  Administrative and general                             244.6       247.4      298.2
  Depreciation and amortization                          424.3       404.8      452.5
  Taxes, other than income taxes                         122.7       119.9      123.3
  Finance interest expense                                35.7        53.7       70.5
                                                       _______     _______    _______
  TOTAL                                                2,519.9     2,489.9    2,602.7
                                                       _______     _______    _______

INCOME FROM OPERATIONS                                   986.6       915.5      633.0
                                                       _______     _______    _______

INTEREST EXPENSE AND OTHER
  Interest expense                                       298.8       323.2      341.4
  Interest capitalized                                   (14.5)      (13.9)     (16.2)
  Minority interest and other                            (15.5)       (3.9)      66.8
                                                       _______     _______    _______
  TOTAL                                                  268.8       305.4      392.0
                                                       _______     _______    _______

Income from continuing operations before
  income taxes                                           717.8       610.1      241.0
Income taxes                                             249.8       187.4       90.8
                                                       _______     _______    _______

INCOME FROM CONTINUING OPERATIONS
  BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE                                   468.0       422.7      150.2
Discontinued operations less applicable
  income tax expense (benefit):
  1993/$26.0, 1992/($178.5)                                  -        52.4     (490.6)
Cumulative effect on prior years of
  change in accounting for income taxes                      -         4.0          -
                                                       _______     _______    _______
NET INCOME (LOSS)                                        468.0       479.1     (340.4)

RETAINED EARNINGS, JANUARY 1                             351.3       210.4      999.6
Cash dividends declared
  Preferred stock                                        (39.6)      (39.5)     (39.0)
  Common stock per share: 1994 and
    1993/$1.08, 1992/$1.53                              (305.4)     (298.7)    (409.8)
                                                       _______     _______    _______

RETAINED EARNINGS, DECEMBER 31                        $  474.3    $  351.3   $  210.4
                                                       _______     _______    _______
                                                       _______     _______    _______

EARNINGS (LOSS) ON COMMON STOCK (Net income
  (loss) less preferred dividend requirement)         $  428.3    $  439.8   $ (377.7)

Average number of common shares
  outstanding (Thousands)                              282,912     274,551    266,527

EARNINGS (LOSS) PER COMMON SHARE
  Continuing operations                               $   1.51    $   1.40   $    .42
  Discontinued operations                                    -         .19      (1.84)
  Cumulative effect on prior years of
    change in accounting for income taxes                    -         .01          -
                                                       _______     _______    _______
  TOTAL                                               $   1.51    $   1.60   $  (1.42)
                                                       _______     _______    _______
                                                       _______     _______    _______

(See accompanying Notes to Consolidated Financial Statements)

38

CONSOLIDATED BALANCE SHEETS
                                                       MILLIONS OF DOLLARS/DECEMBER 31
ASSETS                                                              1994         1993
_______________________________________________________________________________________


PROPERTY, PLANT AND EQUIPMENT
  Electric
    Production                                                   $ 4,390.2    $ 4,281.6
    Transmission                                                   1,974.6      1,891.8
    Distribution                                                   2,628.9      2,455.1
    Other                                                          1,583.5      1,372.1
                                                                  ________     ________
  ELECTRIC                                                        10,577.2     10,000.6
  Telecommunications                                               1,572.7      1,579.8
  Other                                                               64.9         65.8
  Accumulated depreciation and amortization                       (4,136.9)    (3,863.5)
                                                                  ________     ________
  Net                                                              8,077.9      7,782.7
  Construction work in progress                                      368.3        356.8
                                                                  ________     ________
  TOTAL PROPERTY, PLANT AND EQUIPMENT                              8,446.2      8,139.5
                                                                  ________     ________

CURRENT ASSETS
  Cash and cash equivalents                                           23.3         31.2
  Accounts receivable less allowance for doubtful
      accounts:  1994/$9.4 and 1993/$8.2                             442.7        451.3
  Materials, supplies and fuel stock at average cost                 193.2        203.2
  Inventory                                                           66.3         70.1
  Finance assets                                                      27.9        118.7
  Other                                                               62.0         76.1
                                                                  ________     ________
  TOTAL CURRENT ASSETS                                               815.4        950.6
                                                                  ________     ________
OTHER ASSETS
  Investments in and advances to affiliated companies                189.9        242.9
  Intangible assets - net                                            237.2        240.6
  Regulatory assets - net                                          1,081.2      1,072.1
  Finance note receivable                                            220.7        223.3
  Finance assets                                                     481.9        561.4
  Real estate investments                                            166.5        303.7
  Deferred charges and other                                         206.6        222.6
                                                                  ________     ________
  TOTAL OTHER ASSETS                                               2,584.0      2,866.6
                                                                  ________     ________

TOTAL ASSETS                                                     $11,845.6    $11,956.7
                                                                  ________     ________
                                                                  ________     ________

(See accompanying Notes to Consolidated Financial Statements)

39

                                                 MILLIONS OF DOLLARS/DECEMBER 31
CAPITALIZATION AND LIABILITIES                         1994              1993
________________________________________________________________________________

COMMON EQUITY
  Common shareholders' capital
    shares authorized 750,000,000;
    shares outstanding: 1994/284,251,024
    and 1993/281,020,717                            $ 3,010.6         $ 2,953.4
  Retained earnings                                     474.3             351.3
  Guarantees of Employee Stock Ownership
    Plan borrowings                                     (25.1)            (42.1)
                                                     ________          ________
  TOTAL COMMON EQUITY                                 3,459.8           3,262.6
                                                     ________          ________

PREFERRED STOCK                                         367.4             367.4
                                                     ________          ________

PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION         219.0             219.0
                                                     ________          ________

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS          3,768.2           3,923.6
                                                     ________          ________

CURRENT LIABILITIES
  Long-term debt and capital lease obligations
    currently maturing                                   95.8             155.6
  Notes payable and commercial paper                    454.7             553.5
  Accounts payable                                      338.4             355.6
  Taxes, interest and dividends payable                 253.3             255.0
  Customer deposits and other                           126.8             121.2
                                                     ________          ________
  TOTAL CURRENT LIABILITIES                           1,269.0           1,440.9
                                                     ________          ________

DEFERRED CREDITS
  Income taxes                                        1,822.6           1,833.3
  Investment tax credits                                190.1             200.0
  Other                                                 641.6             605.7
                                                     ________          ________
  TOTAL DEFERRED CREDITS                              2,654.3           2,639.0
                                                     ________          ________

MINORITY INTEREST                                       107.9             104.2
                                                     ________          ________

COMMITMENTS AND CONTINGENCIES (See Notes 8, 9 and 10)

TOTAL CAPITALIZATION AND LIABILITIES                $11,845.6         $11,956.7
                                                     ________          ________
                                                     ________          ________


(See accompanying Notes to Consolidated Financial Statements)

40

STATEMENTS OF CONSOLIDATED CASH FLOWS
                                      MILLIONS OF DOLLARS/YEAR ENDED DECEMBER 31
                                                    1994       1993      1992
________________________________________________________________________________

CASH FLOWS FROM OPERATING ACTIVITIES
  Income from continuing operations               $ 468.0  $   422.7 $   150.2
  Adjustments to reconcile income from
    continuing operations to net cash
    provided by operating activities

    Depreciation and amortization                   472.5      468.3     507.7
    Deferred income taxes and investment tax
      credits - net                                  (7.5)     113.5     (64.1)
    Interest capitalized on equity funds                -       (4.2)     (7.3)
    Minority interest and other                      23.6       27.1      70.8
    Special charges                                     -          -     185.7
    Accounts receivable and prepayments               5.4       52.9      (6.6)
    Materials, supplies, fuel stock and inventory    11.8       26.1      56.7
    Accounts payable and accrued liabilities        (11.7)     (69.0)     48.5
                                                   ______   ________  ________

  Net cash provided by continuing operations        962.1    1,037.4     941.6
  Net cash provided by discontinued operations          -          -      14.2
                                                   ______   ________  ________

NET CASH PROVIDED BY OPERATING ACTIVITIES           962.1    1,037.4     955.8
                                                   ______   ________  ________

CASH FLOWS FROM INVESTING ACTIVITIES
  Construction                                     (788.7)    (741.5)   (694.0)
  Operating companies and assets acquired               -      (16.4)    (40.8)
  Investments in and advances to affiliated
    companies - net                                  (9.5)     (46.8)    (10.9)
  Proceeds from sales of assets                     276.6      602.8     143.8
  Proceeds from sales of finance assets and
    principal payments                              109.1      168.3     281.9
  Purchase of finance assets                        (13.7)     (57.7)   (125.6)
  Investment in finance note                            -     (225.0)        -
  Proceeds from Alaska restructuring                105.0          -         -
  Other                                             (18.9)      53.2      20.6
                                                   ______   ________  ________

NET CASH USED IN INVESTING ACTIVITIES              (340.1)    (263.1)   (425.0)
                                                   ______   ________  ________

CASH FLOWS FROM FINANCING ACTIVITIES
  Changes in short-term debt                        (98.7)      (8.6)    (74.5)
  Proceeds from long-term debt                      246.6      698.9     849.1
  Proceeds from issuance of common stock             57.2      197.4     184.8
  Proceeds from issuance of preferred stock             -          -     195.2
  Dividends paid                                   (344.8)    (366.7)   (439.5)
  Repayments of long-term debt and capital
    lease obligations                              (448.5)  (1,230.9) (1,190.2)
  Redemptions of capital stock                          -      (50.0)    (56.1)
  Other                                             (41.7)     (33.4)    (25.2)
                                                   ______   ________  ________

NET CASH USED BY FINANCING ACTIVITIES              (629.9)    (793.3)   (556.4)
                                                   ______   ________  ________

DECREASE IN CASH AND CASH EQUIVALENTS                (7.9)     (19.0)    (25.6)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR       31.2       50.2      75.8
                                                   ______   ________  ________

CASH AND CASH EQUIVALENTS AT END OF YEAR          $  23.3  $    31.2 $    50.2
                                                   ______   ________  ________
                                                   ______   ________  ________

(See accompanying Notes to Consolidated Financial Statements)

41
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993 and 1992
___________________________________________________________________________


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements of PacifiCorp (the "Company") encompass two businesses primarily of a utility nature--Electric Operations (Pacific Power and Utah Power) and an 87%-owned Telecommunications operation (Pacific Telecom, Inc.); and a wholly owned Financial Services business (PacifiCorp Financial Services, Inc.). The Company's wholly owned subsidiary, PacifiCorp Holdings, Inc. ("Holdings"), holds all of its nonelectric utility investments. Together these businesses are referred to herein as the Companies. Significant intercompany transactions and balances have been eliminated. On March 9, 1995, Holdings entered into an agreement and plan of merger with Pacific Telecom, Inc. ("Pacific Telecom") under which Holdings would acquire the 13% publicly held minority interest in Pacific Telecom for $30 per share. The merger requires approval by the holders of a majority of the outstanding shares of Pacific Telecom not owned by Holdings (5.3 million shares), and is subject to regulatory approvals and other conditions customary to such transactions.

In June 1993, Holdings sold by merger its 82% interest in a mining and resource development business (NERCO, Inc.). In September 1993, Pacific Telecom closed the sale of its interest in an international communications business (TRT Communications, Inc.). See Note 13.

Investments in and advances to affiliated companies represent investments in unconsolidated affiliated companies carried on the equity basis, which approximates the Company's equity in their underlying net book value.

REGULATION

Accounting for the utility businesses conforms with generally accepted accounting principles as applied to regulated public utilities and as prescribed by federal agencies and the commissions of the various states in which the utility businesses operate.

ACCOUNTING FOR THE EFFECTS OF REGULATION

The Company prepares its financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulation." Accounting under SFAS 71 is appropriate as long as: rates are established by or subject to approval by independent, third-party regulators; rates are designed to recover the specific enterprise's cost-of-service; and in view of demand for service, it is reasonable to assume that rates set at levels that will recover costs can be charged to and collected from customers. In applying SFAS 71, the Company must give consideration to changes in the level of demand or competition during the cost recovery period. In accordance with SFAS 71, the Company's utility operations capitalize certain costs in accordance with regulatory authority whereby those costs will be expensed and recovered in future periods.

Regulatory assets-net at December 31, 1994 and 1993 included the following:

                                                MILLIONS OF DOLLARS/DECEMBER 31
                                                        1994             1993
                                                      ________         ________

Deferred taxes - net                                  $  707.1         $  715.9
Deferred pension costs                                   148.3            142.1
Demand-side resource costs                                84.6             60.4
Unamortized net losses on reacquired debt                 78.2             83.2
Unrecovered Trojan Plant and regulatory
  study costs                                             29.0             29.4
Various other costs                                       34.0             41.1
                                                       _______          _______
     TOTAL                                            $1,081.2         $1,072.1
                                                       _______          _______
                                                       _______          _______

If the Company, at some point in the future, determines that all or a portion of the utility operations no longer meets the criteria for continued application of SFAS 71, the Company would be required to adopt the provisions of SFAS 101, "Regulated Enterprises -- Accounting for the Discontinuation of Application of FASB Statement No. 71." Adoption of SFAS 101 would require the Company to write off the regulatory assets and liabilities related to those operations not meeting SFAS 71 requirements.

CASH FLOW INFORMATION

For the purposes of these financial statements, the Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Supplemental information required by SFAS 95, "Statement of Cash Flows," for the years 1994, 1993 and 1992 is as follows:

                                              MILLIONS OF DOLLARS/FOR THE YEAR
                                                     1994      1993       1992
                                                   ______    ______     ______

Cash paid during the year for:
  Interest (net of amount capitalized)             $399.4    $435.6   $ 481.5
  Income taxes                                      225.6     142.5     145.5
Supplemental schedule of noncash investing
  and financing activities associated
  with assets purchased from Colorado-Ute
  Electric Association, Inc.
    Net assets acquired                                 -         -    (279.3)
    Long-term debt assumed                              -         -     250.3
    Accrued liabilities and deferred
      credits assumed                                   -         -       4.9

42
PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at original cost of contracted services, direct labor and material, interest capitalized during construction and indirect charges for engineering, supervision and similar overhead items. The cost of depreciable utility properties retired, including the cost of removal, less salvage, is charged to accumulated depreciation.


DEPRECIATION AND AMORTIZATION

At December 31, 1994, the average depreciable life of property, plant and equipment by category was: Electric -- Production, 41 years; Transmission, 42 years; Distribution, 29 years; Other, 18 years; and Telecommunications, 16 years.

Depreciation and amortization is computed generally by the straight-line method over the estimated useful lives of the related assets. Provisions for depreciation (excluding amortization of capital leases) in the utility businesses were 3.4%, 3.5% and 3.8% of average depreciable assets in 1994, 1993 and 1992, respectively.

In 1993, based on a study by an independent consultant, the Company extended the lives of its thermal generating plants, decreasing depreciation expense by $24 million and increasing net income by $16 million and earnings per share by $0.06 in that year.

INTANGIBLE ASSETS

Intangible assets are primarily franchises of local exchange and cellular companies ($260 million in 1994 and $256 million in 1993) and excess cost over net assets of businesses acquired ($19 million in both 1994 and 1993), offset by accumulated amortization ($42 million in 1994 and $34 million in 1993). These assets are being amortized over 10 to 40 years.

The Company will recognize impairments related to intangible assets if the market value of the investment or the investment's ability to return cash to the Company through operations or through sale do not equal or exceed the carrying value of the investment, including related intangible assets.

INVENTORY VALUATION

Inventories are generally valued at the lower of average cost or market.

FINANCE AND LEASE INCOME RECOGNITION

Direct financing lease revenue is recognized as a constant yield on asset carrying values. Operating lease revenue consists of periodic rentals, primarily monthly. The cost of equipment under operating lease is depreciated on a straight-line basis over the lease term. Leveraged lease revenue is recorded so as to produce a constant yield on the outstanding investments in periods when Financial Services' net investment in the lease is positive.

DERIVATIVES

The Companies involvement with derivative financial instruments is currently
limited to interest rate and currency swap agreements.   Derivative financial
instruments are not held or issued for trading or speculative purposes.

The differential to be paid or received on interest rate and foreign currency swap agreements is accrued as interest rates change and is recognized as interest expense over the life of the agreements.

INTEREST CAPITALIZED

Costs of debt and equity funds applicable to electric and telecommunication utility properties are capitalized during construction. Generally, the composite capitalization rates were 4.7% for 1994, 5.1% for 1993 and 7.1% for 1992.

INCOME TAXES

Effective January 1, 1993, the Company adopted SFAS 109, "Accounting for Income Taxes." This statement requires use of the liability method of accounting for deferred income taxes. Deferred tax liabilities and assets reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. The cumulative effect of adoption of SFAS 109 resulted in an increase in consolidated net income in 1993 of $4 million, or $0.01 per share.

Investment tax credits are deferred and amortized to income over the average estimated lives of the properties.

REVENUE RECOGNITION

The Company accrues estimated unbilled revenues for electric services provided after cycle billing to month-end.

Pacific Telecom participates with other telephone companies in access revenue pools for certain interstate and intrastate revenues, which are initially recorded based on estimates. Certain long distance network service revenues are estimated under cost separations procedures that base revenues on current operating costs and investments in facilities to provide such services. These estimates are subject to subsequent adjustment as refined operational information becomes available.

RECLASSIFICATION

Certain amounts from prior years have been reclassified to conform with the 1994 method of presentation. These reclassifications had no effect on previously reported consolidated net income.

43
NOTE 2.  FINANCE ASSETS

Investment in finance assets, net of allowances for credit losses and accumulated impairment charges of $68 million and $80 million at December 31, 1994 and 1993, respectively, was as follows:

                                MILLIONS OF DOLLARS/DECEMBER 31
                                              1994        1993
                                             ______      ______

Finance receivables                          $137.6      $225.1
Leveraged leases                              308.2       339.4
Operating leases                               64.0       115.6
                                              _____       _____
  TOTAL                                       509.8       680.1
Less current portion                           27.9       118.7
                                              _____       _____
LONG-TERM INVESTMENT IN FINANCE ASSETS       $481.9      $561.4
                                              _____       _____
                                              _____       _____

Payment terms of finance receivables and operating leases are generally from two to five years, while payment terms of leveraged leases, which are presented net of principal and interest on third party nonrecourse debt, are up to 20 years.

Finance assets are net of unearned income of $224 million and $254 million at December 31, 1994 and 1993, respectively. The estimated unguaranteed residual value of leased assets included in finance assets was $209 million and $245 million at December 31, 1994 and 1993, respectively.

The deferred income tax liability related to leveraged leases was $283 million and $308 million at December 31, 1994 and 1993, respectively.

NOTE 3.  SHORT-TERM DEBT AND BORROWING ARRANGEMENTS

The Companies' short-term debt and borrowing arrangements are as follows:

                    MILLIONS OF DOLLARS/DECEMBER 31          FOR THE YEAR
                                           AVERAGE                     AVERAGE
                                          INTEREST         AVERAGE    INTEREST
                             BALANCE       RATE(a)     OUTSTANDING     RATE(b)
__________________________________________________________________________

1994
PacifiCorp                    $433.0         6.01%          $372.8      4.51%
Subsidiaries                    21.7         7.52             95.0      4.63

1993
PacifiCorp                    $263.6         3.37%          $213.4      3.31%
Subsidiaries                   289.9         4.22            474.3      3.85

1992
PacifiCorp                    $269.6         3.95%          $154.4      3.92%
Subsidiaries                   283.8         4.27            624.4      4.83

(a) Computed by dividing the total interest on principal amounts outstanding at the end of the period by the weighted daily principal amounts outstanding.

(b) Computed by dividing the total accrued interest for the period by the average daily principal amount outstanding for the period.

At December 31, 1994, PacifiCorp's commercial paper and bank line borrowings were supported by revolving credit agreements totaling $500 million. A
$150 million revolving credit agreement will terminate in August 1995. Management intends to replace this agreement with an equivalent facility prior to the termination date. At December 31, 1994, subsidiaries had committed bank revolving credit agreements totaling $660 million.

The Companies have the intent and ability to support short-term borrowings through various revolving credit agreements on a long-term basis. At
December 31, 1994, subsidiaries had $75 million of short-term debt classified as long-term. Consolidated commitment fees were approximately $3 million in 1994 and $4 million in 1993 and 1992.

44
NOTE 4.  COMMON AND PREFERRED STOCK

Changes in shares of capital stock and common shareholders' capital are listed below:

                                         THOUSANDS OF SHARES/MILLIONS OF DOLLARS
                                                                       COMMON
                                             SHARES        SHARES      SHARE-
                                             COMMON      PREFERRED     HOLDERS'
                                             STOCK         STOCK       CAPITAL
                                             ______      _________    _________

BALANCE, JANUARY 1, 1992                     262,096       4,843      $2,574.1

1992 Sales through Dividend Reinvestment
  and Stock Purchase Plan                      3,781           -          81.4
  Sales through Employees' Stock Plans         1,070           -          23.4
  Sales to public                              3,308       5,750          70.0
  Redemptions                                      -         (60)          (.8)
  Disposition of shares held by
    Holdings                                     324           -           7.1
                                             _______      ______       _______

BALANCE, DECEMBER 31, 1992                   270,579      10,533       2,755.2

1993 Sales through Dividend Reinvestment
  and Stock Purchase Plan                      2,947           -          56.2
  Sales through Employees' Stock Plans           853           -          15.9
  Sales to public                              6,642           -         128.3
  Redemptions and repurchases                      -          (1)         (2.2)
                                             _______      ______       _______

BALANCE, DECEMBER 31, 1993                   281,021      10,532       2,953.4

1994 Sales through Dividend Reinvestment
  and Stock Purchase Plan                      2,194           -          38.0
  Sales through Employees' Stock Plans         1,036           -          19.2
                                             _______      ______       _______

BALANCE, DECEMBER 31, 1994                   284,251      10,532      $3,010.6
                                             _______      ______       _______
                                             _______      ______       _______

At December 31, 1994, there were 11,805,097 authorized but unissued shares of common stock reserved for issuance under the Dividend Reinvestment and Stock Purchase Plan and the Employee Savings and Stock Ownership Plans and for sales to the public. At its February 8, 1995 meeting, the Board of Directors authorized an additional 3,000,000 shares to be reserved under employee plans. Eligible employees under the employee plans may direct their pretax elective contributions into the purchase of the Company's common stock. The Company makes matching contributions, equal to a percentage of employee contributions, which are invested in the Company's common stock. Employee contributions eligible for matching contributions are limited to 6% of compensation.

Generally, preferred stock is redeemable at stipulated prices plus accrued dividends, subject to certain restrictions. Upon involuntary liquidation, all preferred stock is entitled to stated value or a specified preference amount per share plus accrued dividends.

PREFERRED STOCK OUTSTANDING
         THOUSANDS OF SHARES/MILLIONS OF DOLLARS/DECEMBER 31, 1994 and 1993
___________________________________________________________________________
SERIES                                              Shares         Amount
______                                              ______         ______

SUBJECT TO MANDATORY REDEMPTION

  No Par Serial Preferred, 16,000 Shares
    Authorized
      $7.12 ($100 stated value)                        440         $ 44.0
       7.70                                          1,000          100.0
       7.48                                            750           75.0
                                                                    _____

TOTAL                                                              $219.0
                                                                    _____
                                                                    _____

NOT SUBJECT TO MANDATORY REDEMPTION
      $1.16 ($25 stated value)                         193         $  4.8
       1.18                                            420           10.5
       1.28                                            381            9.5
       1.76                                            394            9.8
       1.98                                            502           12.6
       2.13                                            666           16.7
       1.98, Series 1992                             5,000          125.0
     Auction Rate ($100,000 stated value)(a)             1          100.0

  Serial Preferred $100 Stated Value Per
    Share, 3,500 Shares Authorized
       4.52%                                             2             .2
       4.56                                             85            8.5
       4.72                                             70            7.0
       5.00                                             42            4.2
       5.40                                             66            6.6
       6.00                                              6             .6
       7.00                                             18            1.8
       7.96                                            135           13.5
       8.92                                             69            6.9
       9.08                                            165           16.5

  5% Preferred, $100 Stated Value, 127
    Shares Authorized and Outstanding                  127           12.7
                                                                    _____

TOTAL                                                              $367.4
                                                                    _____
                                                                    _____

(a) Dividend rates at December 31, 1994 on 500 shares each of Series A and Series C were 4.5% and 4.8%, respectively.

Mandatory redemption requirements at stated value plus accrued dividends on No Par Serial Preferred Stock are as follows: beginning in 1997, 15,000 shares of the $7.12 series are redeemable annually; the $7.70 series is redeemable in its entirety on August 15, 2001; and 37,500 shares of the $7.48 series are redeemable on each June 15 from 2002 through 2006, with all shares outstanding on June 15, 2007 redeemable on that date. Mandatory redemption requirements for 1993 through 1996 on the $7.12 series were satisfied by the purchase of 60,000 shares at a discount in December 1992. If the Company is in default in its obligation to make any future redemptions on the $7.12 series or the $7.48 series, it may not pay cash dividends on common stock.

45

NOTE 5.  LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

The Company's long-term debt and capital lease obligations were as follows:

                                           MILLIONS OF DOLLARS/DECEMBER 31
                                                          1994       1993
___________________________________________________________________________

PACIFICORP
  First mortgage and collateral trust bonds
    Maturing 1995 through 1999/4.5%-9.5% (a)           $  880.7   $  938.4
    Maturing 2000 through 2004/5.9%-10%                   683.5      688.2
    Maturing 2005 through 2009/6.8%-7.7%                  177.7      177.7
    Maturing 2010 through 2014/7.3%-9.2%                  240.9      243.6
    Maturing 2015 through 2019/8.3%-8.6%                   80.7       82.1
    Maturing 2020 through 2024/6.7%-8.6%                  361.5      341.5
  Guaranty of pollution control revenue bonds
    6% due 2003                                               -       21.3
    5.6%-5.7% due 2021 through 2023 (b)                    71.2      271.0
    Variable rate due 2013 through 2024 (b)(c)            216.5          -
    Variable rate due 2005 through 2019 (c)               404.9      404.9
  Leveraged ESOP loan guaranty                              4.6       16.7
  Unamortized premium and discount                          9.1       10.1
  Capital lease obligations                                19.5       21.6
                                                        _______    _______
          TOTAL                                         3,150.8    3,217.1
  Less current maturities                                  45.1       70.3
                                                        _______    _______
          TOTAL                                         3,105.7    3,146.8
                                                        _______    _______

SUBSIDIARIES
  2%-11.8% First mortgage notes and bonds
    maturing through 2028                                 159.1      155.7
  6.4%-12% Notes due through 2007                          68.9      165.0
  Commercial paper and uncommitted bank lines (c)(d)       75.0       50.0
  Variable rate notes due through 2007 (c)                 57.6       49.0
  5.9%-9.4% Medium-term notes due through 2006            184.5      236.0
  4.5%-11% Nonrecourse debt due through 2031              139.7      172.2
  Leveraged ESOP loan guaranty                             20.5       25.4
  Capital lease obligations                                 7.9        8.8
                                                        _______    _______
          TOTAL                                           713.2      862.1
  Less current maturities                                  50.7       85.3
                                                        _______    _______
          TOTAL                                           662.5      776.8
                                                        _______    _______

TOTAL                                                  $3,768.2   $3,923.6
                                                        _______    _______
                                                        _______    _______

(a) Includes $50 million of 9.4% bonds issued to secure obligations under an equivalent 10-year yen loan. A currency swap converted the fixed rate yen liability to a floating rate U.S. dollar liability based on six-month LIBOR plus .02% (interest rate 5.1% at December 31, 1994).
(b) Secured by pledged first mortgage and collateral trust bonds generally at the same interest rates, maturity dates and redemption provisions as the secured pollution control revenue bonds.
(c) Interest rates fluctuate based on various rates, primarily on certificate of deposit rates, interbank borrowing rates or prime rates.
(d) The Companies have the ability to support short-term borrowings and current debt being refinanced on a long-term basis through revolving lines of credit and, therefore, based upon management's intent, have classified
    $75 million of short-term debt as long-term debt.

Approximately $7 billion of the assets of the Companies secure long-term debt and capital lease obligations. First mortgage and collateral trust bonds of the Company may be issued in amounts limited by property, earnings and other provisions of the mortgage indentures.

The Company and Holdings guarantee certain debt of the Leveraged ESOP Trust established under the K Plus Plan ("Trust"). The debt was used to acquire the Company's common stock. Common equity has been reduced and long-term debt has been increased by the amount of the debt guaranteed. Remaining unallocated common shares held in trust total 1,148,634 at December 31, 1994.

Nonrecourse long-term notes are secured by assignment of related finance receivables, asset security interests and cash flows from operating leases. The noteholders have no additional recourse to the Companies.

Maturity and sinking fund requirements on all long-term debt and capital lease obligations and redeemable preferred stock outstanding are $96 million, $210 million, $233 million, $308 million and $345 million in 1995 through 1999, respectively.

Holdings has pledged its shares of Pacific Telecom and Financial Services stock and certain other assets, including the note received in connection with the NERCO disposition, as security for repayment of its obligations under certain debt agreements.

46
NOTE 6.  DERIVATIVES

Interest rate and currency swap agreements are used to manage interest rate fluctuations. At December 31, 1994, the Companies had nine outstanding interest rate contracts with commercial banks and Fortune 500 companies, having a total notional amount of $237 million. These agreements effectively change the Companies' interest rate exposure on the underlying variable rate debt to rates of 5.7% to 8.9%. These contracts mature at various times through 2002. A currency swap has been used to convert a 7.4 billion yen liability to a floating rate $50 million U.S. dollar liability based on the six-month London Interbank Offered Rate plus .02%.

The Companies are exposed to credit loss in the event of nonperformance by the other parties to the interest rate and currency swap agreements. However, the Companies do not anticipate nonperformance by the counterparties. The credit exposure that results from interest rate and currency exchange agreements is represented by the fair value of the contracts and is reported in Note 7.

NOTE 7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings approximates fair value because of the short-term maturity of these instruments.

The fair value of the finance note receivable approximates its carrying value at December 31, 1994.

The fair value of redeemable preferred stock, based upon bid prices from an investment bank, is estimated to be $219 million, or 100% of the carrying value, and $234 million, or 107% of the carrying value of $219 million, at December 31, 1994 and 1993, respectively.

The fair value of long-term debt has been estimated by discounting projected future cash flows, using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities. Current maturities of long-term debt were included and leveraged ESOP loan guarantees and capital lease obligations were excluded. The fair value of the Company's long-term debt is estimated to be $3.7 billion, or 97% of the carrying value of $3.8 billion, and $4.3 billion, or 106% of the carrying value of $4.0 billion, at December 31, 1994 and 1993, respectively.

The fair value of interest rate and currency swaps is the estimated amount the Company would pay to terminate the swap agreements, taking into account current interest rates and the current creditworthiness of the swap counterparties. The estimated termination cost would have been $27 million and $65 million at December 31, 1994 and 1993.

47
NOTE 8.  LEASES

The Companies lease certain properties under leases with various expiration dates and renewal options. Rentals on lease renewals are subject to negotiation. Certain leases provide for options to purchase at fair market value. The Companies are also committed to pay all taxes, expenses of operation (other than depreciation) and maintenance applicable to the leased property.

Net rent expense for the years ended December 31, 1994, 1993 and 1992 was $59 million, $60 million and $51 million, respectively.

Future minimum lease payments under noncancellable operating leases are $41 million, $37 million, $34 million, $52 million and $13 million for 1995 through 1999, respectively.

NOTE 9.  COMMITMENTS AND CONTINGENCIES

CONSTRUCTION AND OTHER

Construction and acquisitions are estimated at $1,206 million for 1995. As a part of these programs, substantial commitments have been made.

Several Superfund sites have been identified where the Company has been or may be designated as a potentially responsible party. Future costs associated with the disposition of these matters are not expected to be material to the Company's consolidated financial position or results of operations.

The Company and its subsidiaries are parties to various legal claims, actions and complaints, certain of which involve material amounts. Although the Company is unable to predict with certainty whether or not it will ultimately be successful in these legal proceedings or, if not, what the impact might be, management presently believes that disposition of these matters will not have a materially adverse effect on the Company's consolidated financial position or results of operations.

JOINTLY OWNED PLANTS

At December 31, 1994, Electric Operations' participation in jointly owned plants was as follows:

                                                           MILLIONS OF DOLLARS
                             ELECTRIC     PLANT                   CONSTRUCTION
                            OPERATIONS'    IN       ACCUMULATED     WORK IN
                               SHARE     SERVICE    DEPRECIATION    PROGRESS
                            ___________  _______    ____________  ____________

  Centralia                     47.5%     $178.0        $102.5        $ 4.1
  Jim Bridger
    Units 1,2,3 and 4           66.7       784.2         285.2           .9
  Trojan (a)                     2.5           -             -            -
  Colstrip Units 3 and 4        10.0       199.9          52.8          1.4
  Hunter Unit 1                 93.8       252.5          90.1          3.1
  Hunter Unit 2                 60.3       184.0          58.7          3.0
  Wyodak                        80.0       311.9          91.5          1.3
  Craig Station Units 1
    and 2                       19.3       147.0(b)       48.2           .9
  Hayden Station Unit 1         24.5        16.7(b)       11.5           .2
  Hayden Station Unit 2         12.6        16.7(b)        8.2           .1

(a) Plant, inventory, fuel and decommissioning costs totaling $29 million relating to the Trojan Plant, were included in regulatory assets-net at December 31, 1994. Recovery of these costs is pending approval of certain regulatory commissions.

(b) Excludes unallocated acquisition adjustments of $129 million.

Under the joint agreements, each participating utility is responsible for financing its share of construction, operating and leasing costs. Electric Operations' portion is recorded in its applicable operations, maintenance and tax accounts.

Substantial amounts of power are purchased from several hydroelectric projects under long-term arrangements with public utility districts. These purchases are made on a "cost-of-service" basis for a stated percentage of project output and for a like percentage of project annual costs (operating expenses and debt service). These costs are included in operations

48
expense. Electric Operations is required to pay its portion of the debt service, whether or not any power is produced. The arrangements provide for nonwithdrawable power and most of them also provide for additional power, withdrawable by the districts upon one to five years' notice. For 1994, such purchases approximated 2.9% of energy requirements; an additional 11.5% was obtained through other purchase and net interchange arrangements.

At December 31, 1994, Electric Operations' share of long-term arrangements with public utility districts was as follows:

GENERATING     YEAR CONTRACT  CAPACITY    PERCENTAGE     ANNUAL
 FACILITY         EXPIRES       (kW)      OF OUTPUT     COSTS(a)
__________     _____________  ________    __________    ________

Wanapum           2009        155,444        18.7%       $ 4.8

Priest Rapids     2005        109,602        13.9          3.3

Rocky Reach       2011         64,297         5.3          2.0

Wells             2018         59,617         7.7          2.0
                              _______                     ____

TOTAL                         388,960                    $12.1
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

NOTE 10.  INCOME TAXES

The Company's effective combined federal and state income tax rate from continuing operations was 35% in 1994, 31% in 1993 and 38% in 1992. The difference between taxes calculated as if the statutory federal tax rate of 35% in 1994 and 1993 and 34% in 1992 was applied to income from continuing operations before income taxes and the recorded tax expense is reconciled as follows:

                                        MILLIONS OF DOLLARS/FOR THE YEAR
                                                   1994     1993    1992
                                                   ____     ____    ____

COMPUTED FEDERAL INCOME TAXES                     $251.2   $213.5  $ 81.9
                                                   _____    _____   _____

REDUCTION (INCREASE) IN TAX RESULTING FROM
  Depreciation differences (flow-through
    basis)                                          (8.4)    (9.4)  (20.3)
  Investment tax credits                            15.5     15.1    15.2
  Depletion                                          4.1      5.3     4.9
  Affordable housing credits                         8.2      8.7    10.0
  Purchase accounting adjustments                      -        -   (12.0)
  Other items capitalized and miscellaneous
    differences                                     (3.4)    13.8      .9
                                                   _____    _____   _____
  TOTAL                                             16.0     33.5    (1.3)
                                                   _____    _____   _____
FEDERAL INCOME TAX                                 235.2    180.0    83.2
STATE INCOME TAX, NET OF FEDERAL INCOME TAX
  BENEFIT                                           14.6      7.4     7.6
                                                   _____    _____   _____


TOTAL INCOME TAX EXPENSE                          $249.8   $187.4  $ 90.8
                                                   _____    _____   _____
                                                   _____    _____   _____

The provision for income taxes is summarized as follows:

                                         MILLIONS OF DOLLARS/FOR THE YEAR
                                                   1994     1993    1992
                                                   ____     ____    ____

CURRENT
  Federal                                         $222.7   $ 70.3  $145.2
  State                                             34.6      3.6     9.7
                                                   _____    _____   _____
    TOTAL                                          257.3     73.9   154.9
                                                   _____    _____   _____

DEFERRED
  Federal                                           17.8    120.9   (49.6)
  State                                             (9.8)     7.7      .7
                                                   _____    _____   _____
    TOTAL                                            8.0    128.6   (48.9)
                                                   _____    _____   _____

INVESTMENT TAX CREDITS                             (15.5)   (15.1)  (15.2)
                                                   _____    _____   _____

TOTAL INCOME TAX EXPENSE                          $249.8   $187.4  $ 90.8
                                                   _____    _____   _____
                                                   _____    _____   _____

49
The Company adopted SFAS 109, "Accounting for Income Taxes," effective
January 1, 1993. This statement requires use of the liability method of accounting for deferred income taxes. Deferred tax liabilities and assets reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. The cumulative effect of adoption of SFAS 109 resulted in an increase in consolidated net income in 1993 of $4 million, or $0.01 per share. Assets increased $619 million and liabilities increased
$619 million, reflecting deferred income tax liabilities and related regulatory assets recorded for cumulative income tax temporary differences which will be recovered through rates when the temporary differences reverse. The regulatory asset is primarily based upon differences between the book and tax bases of utility plant in service and the accumulated reserve for depreciation. See "Accounting for the Effects of Regulation" in Note 1.

The tax effects of significant items comprising the Company's net deferred tax liability are as follows:

                                MILLIONS OF DOLLARS/DECEMBER 31
                                              1994       1993
                                            ________   ________

DEFERRED TAX LIABILITIES
  Property, plant and equipment             $1,134.1   $1,155.7
  Regulatory asset                             797.8      816.8
  Other deferred liabilities                    41.5       24.3

DEFERRED TAX ASSETS
  Regulatory liability                         (90.7)    (100.9)
  Book reserves not deductible for tax         (60.1)     (62.6)
                                             _______    _______

NET DEFERRED TAX LIABILITY                  $1,822.6   $1,833.3
                                             _______    _______
                                             _______    _______

The Internal Revenue Service ("IRS") completed its examination of the Company's federal income tax returns for the years 1983 through 1988. The Company and the IRS have agreed to a settlement on all of the issues, except for certain matters relating to the Company's abandonment of its 10% interest in Washington Public Power Supply System Unit 3 and a securities transaction involving stock of Comdial Corporation, an equity investee. The Company and the IRS continue to discuss the remaining unagreed issues. In the event the Company and the IRS cannot reach agreement as to these issues, litigation is likely.

In the opinion of management, the outcome of the 1983 through 1988 federal income tax examinations will not have a material effect on the Company's consolidated financial position or results of operations.

The Company's 1989 and 1990 federal income tax returns are currently under examination by the IRS.

Financial Services acquires housing projects that qualify for the low income housing credit established as part of the Tax Reform Act of 1986 to provide an incentive for the development and preservation of privately owned affordable rental housing. Annual tax benefits scheduled to be received from these projects are expected to be $8 million each year from 1995 through 1999.

NOTE 11.  RETIREMENT PLANS

The Companies have pension plans covering substantially all of their employees. Benefits under these plans are generally based on the employee's years of service and average monthly pay in the 60 consecutive months of highest pay out of the last 120 months, with adjustments, to reflect benefits estimated to be received from Social Security. Pension costs are funded annually by no more than the maximum amount of pension expense which can be deducted for federal income tax purposes. Unfunded prior service costs are amortized over the remaining service period of employees expected to receive benefits. At December 31, 1994, plan assets were primarily invested in common stocks, bonds and U.S. government obligations.

Net pension cost is summarized as follows:

                                           MILLIONS OF DOLLARS/FOR THE YEAR
                                               1994       1993        1992
                                              ______     ______      ______

Service cost - benefits earned               $  26.4    $  19.2     $  17.2
Interest cost on projected
  benefit obligation                            74.1       70.8        66.8
Actual gain (loss) on plan assets                4.9      (89.5)      (18.0)
Net amortization and deferral                  (59.7)      44.0       (23.5)
Regulatory deferral (a)                           .7        3.4        (6.5)
                                              ______     ______      ______
NET PENSION COST                             $  46.4    $  47.9     $  36.0
                                              ______     ______      ______
                                              ______     ______      ______

(a) Electric Operations has received accounting orders from its primary and certain other regulatory authorities to defer the difference between pension cost as determined in accordance with SFAS 87 and 88 and that determined for funding purposes. See "Accounting for the Effects of Regulation" in Note 1.

50
The funded status, net pension liability and significant assumptions are as follows:

                                MILLIONS OF DOLLARS/DECEMBER 31
                                          1994            1993
                                          ____            ____

Actuarial present value of
  benefit obligations
  Vested benefit obligation            $  779.1        $  835.3
                                        _______         _______
  Accumulated benefit obligation          820.6           868.0
                                        _______         _______
Projected benefit obligation              943.7         1,003.5
Plan assets at fair value                 673.3           705.4
                                        _______         _______
Projected benefit obligation
  in excess of plan assets               (270.4)         (298.1)
Unrecognized prior service cost             6.5             7.4
Unrecognized net (gain) loss                (.2)           20.4
Unrecognized net obligation
  at January 1, being amortized
  over 3 to 20 years                       94.7            99.9
Minimum liability adjustment              (11.6)          (26.3)
                                        _______         _______
NET PENSION LIABILITY                  $ (181.0)       $ (196.7)
                                        _______         _______
                                        _______         _______

Discount rate                              8.5%            7.5%
Expected long-term rate of return
  on assets                             8.75-9%         8.75-9%
Rate of increase in compensation
  levels                                   5.5%            5-6%

Electric Operations offered early retirement incentive programs in 1987 and 1990. Included in the table above is the present value of all future termination benefits provided of $65 million. Electric Operations received regulatory accounting orders to defer early retirement costs as a regulatory asset to be amortized through the year 2020. See "Accounting for the Effects of Regulation" in Note 1.

NOTE 12.  OTHER POSTRETIREMENT BENEFITS

Electric Operations and Telecommunications provide health care and life insurance benefits for their eligible retirees on a basis substantially similar to those who are active employees. Effective January 1, 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cost of postretirement benefits are now accrued over the active service period of employees. In 1992, the $12 million cost of these benefits was charged to operating expenses as claims and premiums were paid. The transition obligation, which represents the previously unrecognized prior service cost, was $319 million at January 1, 1993, and is being amortized over a period of 20 years. For those employees already retired at January 1, 1993, the Company will continue to fund postretirement benefit expense on a pay-as-you-go basis. For those employees retiring after January 1, 1993, the Company will fund postretirement benefit expense through a combination of funding vehicles. The Company funded $29 million and $36 million of postretirement benefit expense during 1994 and 1993, respectively. These funds are invested in bonds and common stock.

The net periodic postretirement benefit cost is summarized as follows:

                                             MILLIONS OF DOLLARS/FOR THE YEAR
                                                        1994          1993
                                                       ______        ______

Service costs - benefits earned                        $  9.5        $  7.6
Interest cost on accumulated postretirement
  benefit obligation                                     30.7          28.8
Amortization of transition obligation                    16.3          16.0
Regulatory deferral                                      (5.2)         (5.6)
Net asset loss during the period
  deferred for future recognition                        (4.4)            -
Actual return on plan assets                               .3           (.2)
                                                        _____         _____

NET PERIODIC POSTRETIREMENT BENEFIT COST               $ 47.2        $ 46.6
                                                        _____         _____
                                                        _____         _____

51
The accumulated postretirement benefit obligation ("APBO") was as follows:

                                                MILLIONS OF DOLLARS/DECEMBER 31
                                                        1994          1993
                                                       ______        ______

Retirees and dependents                               $ 237.1       $ 257.0
Fully eligible active plan participants                  20.1          20.9
Other active plan participants                          125.9         130.2
                                                       ______        ______
APBO                                                    383.1         408.1
Plan assets at fair value                                68.8          39.4
                                                       ______        ______
APBO in excess of plan assets                           314.3         368.7
Unrecognized prior service cost                            .7            .8
Unrecognized transition obligation                     (286.8)       (302.7)
Unrecognized net gain (loss)                              3.8         (47.8)
                                                       ______        ______

ACCRUED POSTRETIREMENT BENEFIT OBLIGATION              $ 32.0       $  19.0
                                                       ______        ______
                                                       ______        ______

Discount rate                                            8.5%          7.5%
Estimated long-term rate of
  return on assets                                     8.5-9%        8.5-9%
Initial health care cost trend rate-
  under 65                                                11%       12%-14%
Initial health care cost trend rate-
  over 65                                                 10%           10%
Ultimate health care cost trend rate                     5.5%            5%

The assumed health care cost trend rates gradually decrease over nine years. The health care cost trend rate assumptions have a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would have increased the APBO as of December 31, 1994 by $28 million, and the annual net periodic postretirement benefit costs by $3 million.

NOTE 13.  DISCONTINUED OPERATIONS

During 1993, Holdings sold its interest in an 82%-owned mining and resource development business, NERCO, Inc. for proceeds of $384 million. Revenues of $672 million were recorded by NERCO, Inc. in 1992 and are included in discontinued operations. In connection with this transaction, a subsidiary of Holdings loaned $225 million at 13% interest to a subsidiary of the purchaser, with repayment contingent upon future revenues received under a coal supply contract. The sale resulted in a gain of approximately $183 million which has been deferred and is being recognized in earnings, using a modified installment method, as the loan is repaid. The loan could extend through 2009, but is prepayable without premium.

A gain of $52 million and proceeds of $195 million were recorded in 1993 relating to the sale of an international communications subsidiary. Revenues, net of settlements, included in discontinued operations in 1992 were $108 million.

52
NOTE 14.  SPECIAL CHARGES

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
                                                                            ___
                                                                            ___

NOTE 15.  PENDING SALE

In October 1994, Pacific Telecom signed an agreement to sell the stock of its wholly owned subsidiary Alascom, Inc. ("Alascom") to AT&T Corp. ("AT&T"), for proceeds of $365 million. Under the terms of the agreement, AT&T will pay
$290 million in cash for the Alascom stock and for settlement of all past cost study issues. AT&T has also agreed to allow Pacific Telecom to retain the $75 million transition payment made by AT&T to Alascom in July 1994, which was used to reduce telecommunications plant, pursuant to a Federal Communications Commission ("FCC") order. AT&T made a down payment of $30 million to Pacific Telecom, which would be applied to the final $75 million transition payment required in the FCC order if the transaction failed to close. The remaining $260 million is to be paid when the transaction closes, which is subject to certain conditions, including receipt of state and federal regulatory approvals that are expected to be received during the first half of 1995. The Company anticipates recognizing a material gain from the sale of Alascom, relative to its ownership percentage in Pacific Telecom.

Condensed financial information for Alascom is as follows:

                              MILLIONS OF DOLLARS/FOR THE YEAR
                                     1994      1993      1992
                                     ____      ____      ____

Revenues                            $343.5    $337.8    $346.8
Income from operations                80.7      59.5      60.1

                               MILLIONS OF DOLLARS/DECEMBER 31
                                               1994      1993
                                               ____      ____

Property, plant and equipment                 $185.5    $274.7
Current assets                                  82.7     101.3
Other assets                                     7.5       8.4
                                               _____     _____
    TOTAL ASSETS                              $275.7    $384.4
                                               _____     _____
                                               _____     _____

Common equity                                 $196.4    $244.8
Current liabilities                             69.9      49.5
Deferred credits                                 9.4      90.1
                                               _____     _____
    TOTAL CAPITALIZATION AND LIABILITIES      $275.7    $384.4
                                               _____     _____
                                               _____     _____

53
NOTE 16.  BUSINESS SEGMENTS

                                                                                MILLIONS OF DOLLARS
                                                 ELECTRIC     TELECOM-                  DISCONTINUED
                                  CONSOLIDATED  OPERATIONS   MUNICATIONS    OTHER(a)     OPERATIONS
                                  ____________  __________   ___________    ______      ____________

Year ended December 31, 1994
Revenues                               $ 3,507    $2,648          $  705     $  154          $  -
Income from operations                     987       819             165          3             -
Depreciation and amortization              424       302             104         18             -
Capital spending                           798       638             153          7             -
Identifiable assets                     11,846     9,372           1,378      1,096             -
                                        ______     _____           _____      _____           ___
                                        ______     _____           _____      _____           ___

Year ended December 31, 1993
Revenues                               $ 3,405    $2,507          $  702     $  196          $  -
Income from operations                     916       784             141         (9)            -
Depreciation and amortization              405       281             110         14             -
Capital spending                           805       637             126         42             -
Identifiable assets                     11,957     9,055           1,413      1,489             -
                                        ______     _____           _____      _____           ___
                                        ______     _____           _____      _____           ___

Year ended December 31, 1992
Revenues                               $ 3,236    $2,362          $  698     $  176          $  -
Income from operations                     633       678             138       (183)            -
Depreciation and amortization              453       287             114         52             -
Capital spending                         1,001       864(b)          140         (3)            -
Identifiable assets                     11,257     8,192           1,540      1,299           226(c)
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

NOTE 17.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                              MILLIONS OF DOLLARS/QUARTER ENDED
                                         March     June   September    December
                                           31       30        30          31
_______________________________________________________________________________

1994

Revenues                                 $865.3   $836.1    $915.0      $890.1
Income from operations                    250.1    202.6     265.4       268.5
Net income                                120.5     89.3     131.8       126.4
Earnings on common stock                  110.8     79.3     121.8       116.4
Earnings per common share                   .39      .28       .43         .41
Common dividends paid per share             .27      .27       .27         .27
Common dividends declared
  per share                                 .27      .27       .27         .27
Common stock price
  per share (NYSE)
    High                                 19 1/2   18 3/8    18 3/8      19 1/8
    Low                                  17 1/4   16        15 7/8      16 1/2

1993

Revenues                                 $861.0   $807.0    $860.1      $877.3
Income from operations                    245.9    199.2     238.4       232.0
Income from continuing
  operations                              112.5     91.9     105.2       113.1
Discontinued operations                       -        -      52.4           -
Cumulative effect of change
  in accounting principle                   4.0        -         -           -
Net income                                116.5     91.9     157.6       113.1
Earnings on common stock                  106.5     82.2     147.8       103.3
Earnings per common share
  from continuing operations                .38      .30       .35         .37
Earnings per common share                   .39      .30       .54         .37
Common dividends paid per share            .385      .27       .27         .27
Common dividends declared
  per share                                 .27      .27       .27         .27
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

See Discontinued Operations on page 51 and Note 13 for information regarding discontinued operations.

Appendix A - PacifiCorp 1994 Annual Report Graphic
__________________________________________________

1. The following is a description of graphic material omitted from the current filing:

Graph Title:         Cash Flows from Continuing Operations by Segment
Graph Page Number:   Page 22
Type of Graph:       Stacked Bar Graph
X-Axis Information:  Years from left to right 91, 92, 93, and 94
Y-Axis Information:  Millions of Dollars from bottom to top 0, 200, 400, 600,
                     800, 1000, and 1200
Legend Description:  Bottom of Stacked Bar, Electric Operations; Middle of
                     Stacked Bar, Telecommunications; Top of Stacked Bar, Other

Y-Axis Data Points:  Electric Operations   Telecommunications   Other
1991                        740                    850           1,020
1992                        642                    819             942
1993                        764                    944           1,037
1994                        747                    888             962

Footnote to Graph:   None


2. The following is a description of graphic material omitted from the current filing:

Graph Title:         Capital Spending Mix by Segment
Graph Page Number:   Page 23
Type of Graph:       Stacked Bar Graph
X-Axis Information:  Years from left to right 92, 93, and 94
Y-Axis Information: Percent from bottom to top 0, 20, 40, 60, 80, and 100 Legend Description: Bottom of Stacked Bar, Electric Operations; Middle of
                     Stacked Bar, Telecommunications; Top of Stacked Bar, Other

Y-Axis Data Points:  Electric Operations  Telecommunications   Other
1992                         86                    100            100
1993                         79                     95            100
1994                         80                     99            100

Footnote to Graph:   None

 3. The following is a description of graphic material omitted from the current filing:

Graph Title:         Common Equity
Graph Page Number:   Page 26
Type of Graph:       Line Graph
X-Axis Information:  Years from left to right 89, 90, 91, 92, 93, and 94
Y-Axis Information:  Millions of Dollars from bottom to top 0, 500, 1000, 1500,
                     2000, 2500, 3000, 3500 and 4000
Legend Description:  None


Y-Axis Data Points:  PacifiCorp
1989                      3,007
1990                      3,208
1991                      3,512
1992                      2,908
1993                      3,263
1994                      3,460

Footnote to Graph:   None


4. The following is a description of graphic material omitted from the current filing:

Graph Title:         Electric Operations
Graph Page Number:   Page 28
Type of Graph:       Line Graph
X-Axis Information:  Years from left to right 89, 90, 91, 92, 93, and 94
Y-Axis Information:  Millions of Dollars from bottom to top 0, 500, 1000, 1500,
                     2000, 2500 and 3000
Legend Description:  Bottom Horizontal Line, Earnings Contribution; Middle
                     Horizontal Line, Income from Operations; Top Horizontal
                     Line, Revenues

Y-Axis Data Points:  Revenues  Income from Operations  Earnings Contribution
1989                    2,176          755                      330
1990                    2,185          745                      334
1991                    2,252          783                      347
1992                    2,362          678                      203
1993                    2,507          784                      322
1994                    2,648          819                      340

Footnote to Graph:   None

5. The following is a description of graphic material omitted from the current filing:

Graph Title:         Wholesale
Graph Page Number:   Page 28
Type of Graph:       Line Graph
X-Axis Information: Years from left to right 89, 90, 91, 92, 93, and 94 Y-Axis Information: Millions of Dollars from bottom to top 0, 100, 200, 300,
                     400, 500, and 600
Legend Description:  None

Y-Axis Data Points:  PacifiCorp
1989                        269
1990                        288
1991                        325
1992                        428
1993                        500
1994                        533

Footnote to Graph:   None


6. The following is a description of graphic material omitted from the current filing:

Graph Title:         Kilowatt-Hour Sales by Customer Segment
Graph Page Number:   Page 29
Type of Graph:       Stacked Bar Graph
X-Axis Information:  Years from left to right 89, 90, 91, 92, 93, and 94
Y-Axis Information:  Billions of Kilowatt-Hours from bottom to top 0, 10, 20,
                     30, 40, 50, and 60
Legend Description:  Bottom of Stacked Bar, Residential; Second of Stacked Bar,
                     Commercial; Third of Stacked Bar, Industrial; Top of
                     Stacked Bar, Wholesale

Y-Axis Data Points:  Residential   Commercial   Industrial   Wholesale
1989                    10,765        19,568       39,196       47,755
1990                    10,990        20,091       40,288       49,758
1991                    11,354        20,770       40,784       51,079
1992                    11,230        20,963       41,511       54,931
1993                    12,055        22,140       42,413       57,362
1994                    12,127        22,772       43,701       59,326

Footnote to Graph:   None

7. The following is a description of graphic material omitted from the current filing:

Graph Title:         Energy Source
Graph Page Number:   Page 30
Type of Graph:       Stacked Bar Graph
X-Axis Information: Years from left to right 89, 90, 91, 92, 93, and 94 Y-Axis Information: Percent from bottom to top 0, 20, 40, 60, 80, and 100 Legend Description: Bottom of Stacked Bar, Coal; Middle of Stacked Bar,
                     Hydroelectric Top of Stacked Bar, Purchases & Exchange
                     Contracts

Y-Axis Data Points:            Hydro-     Purchases &
                        Coal   electric   Exchange Contracts
1989                      78         86          100
1990                      78         85          100
1991                      78         84          100
1992                      81         85          100
1993                      77         83          100
1994                      79         84          100

Footnote to Graph:   None


8. The following is a description of graphic material omitted from the current filing:

Graph Title:         Kilowatt-Hour Sales by Customer Segment
Graph Page Number:   Page 31
Type of Graph:       Pie Chart
X-Axis Information:  Year 1994
Y-Axis Information:  None
Legend Description:  Bottom of Legend, Residential; Second in Legend,
                     Commercial; Third in Legend, Industrial; Top of Legend,
                     Wholesale

Data Points:         Residential   Commercial   Industrial   Wholesale

1994                          21           18           34          27

Footnote to Graph:   None

9. The following is a description of graphic material omitted from the current filing:

Graph Title:         Telecommunications
Graph Page Number:   Page 32
Type of Graph:       Line Graph
X-Axis Information: Years from left to right 89, 90, 91, 92, 93, and 94 Y-Axis Information: Millions of Dollars from bottom to top 0, 100, 200, 300,
                     400, 500, 600, 700 and 800
Legend Description:  Bottom Horizontal Line, Earnings Contribution from
                     Continuing Operations; Middle Horizonal Line, Income from
                     Operations; Top Horizontal Line, Revenues

Y-Axis Data Points:                                  Earnings Contribution
                 Revenues  Income from Operations  from Continuing Operations
1989                  578         134                       64
1990                  683         154                       77
1991                  720         160                       77
1992                  698         139                       57
1993                  702         141                       51
1994                  705         165                       71

Footnote to Graph:   None


10. The following is a description of graphic material omitted from the current filing:

Graph Title:         Access Lines by Region
Graph Page Number:   Page 33
Type of Graph:       Stacked Bar Graph
X-Axis Information: Years from left to right 89, 90, 91, 92, 93, and 94 Y-Axis Information: Thousands from bottom to top 0, 50, 100, 150, 200, 250,
                     300, 350, 400 and 450
Legend Description:  Bottom of Stacked Bar, Western; Middle of Stacked Bar,
                     Midwest Top of Stacked Bar, Alaska

Y-Axis Data Points:     Western   Midwest   Alaska

1989                        175       197      253
1990                        185       280      340
1991                        194       292      357
1992                        206       310      379
1993                        217       328      399
1994                        230       345      418

Footnote to Graph:   None

11. The following is a description of graphic material omitted from the current filing:

Graph Title:         Disposition of Income from Operations
Graph Page Number:   Page 37
Type of Graph:       Stacked Bar Graph
X-Axis Information:  Years from left to right 89, 90, 91, 92, 93, and 94
Y-Axis Information:  Millions of Dollars from bottom to top -200, 0, 200, 400,
                     600, 800, and 1000
Legend Description:  Bottom of Stacked Bar, Retained Earnings; Second of
                     Stacked Bar, Dividends Accrued; Third of Stacked Bar,
                     Income Taxes; Top of Stacked Bar, Interest Expense & Other

                                                      Interest
                      Retained   Dividends   Income    Expense
Y-Axis Data Points:   Earnings     Accrued    Taxes    & Other

1989                       38          403      610        900
1990                       42          413      592        923
1991                       34          446      623        941
1992                     (167)         283      428        725
1993                       85          423      611        916
1994                      123          468      718        987

Footnote to Graph:   1992 is calculated using earnings from continuing
                     operations, excluding special charges.  See note 14.

12. The following is a description of graphic material omitted from the current filing:

Graph Title:         Property, Plant and Equipment/Construction Work in
                     Progress
Graph Page Number:   Page 38
Type of Graph:       Stacked Bar Graph
X-Axis Information: Years from left to right 89, 90, 91, 92, 93, and 94 Y-Axis Information: Millions of Dollars from bottom to top 0, 1500, 3000,
                     4500, 6000, 7500 and 9000
Legend Description:  Bottom of Stacked Bar, Electric Operations; Middle of
                     Stacked Bar, Telecommunications Top of Stacked Bar, CWIP

Y-Axis Data Points:     Electric   Telecommunications    CWIP

1989                       5,370         6,202          6,509
1990                       5,600         6,426          6,805
1991                       6,124         7,114          7,438
1992                       6,638         7,553          7,858
1993                       6,944         7,853          8,210
1994                       7,305         8,078          8,446

Footnote to Graph:   None

13. The following is a description of graphic material omitted from the current filing:

Graph Title:         Capitalization
Graph Page Number:   Page 39
Type of Graph:       Stacked Bar Graph
X-Axis Information: Years from left to right 89, 90, 91, 92, 93, and 94 Y-Axis Information: Percent from bottom to top 0, 20, 40, 60, 80, and 100 Legend Description: Bottom of Stacked Bar, Long-Term Debt & Capital Lease
                     Obligations; Second of Stacked Bar, Common Equity; Third of Stacked Bar, Short-term & Currently Maturing Debt; Top of Stacked Bar, Preferred Stock

                          Long-Term               Short-Term
                             Debt &              & Currently
                      Capital Lease     Common     Maturing    Preferred
Y-Axis Data Points:     Obligations     Equity       Debt          Stock
1989                             44         79           96          100
1990                             46         83           95          100
1991                             47         85           95          100
1992                             48         82           93          100
1993                             46         85           93          100
1994                             45         86           93          100

Footnote to Graph:   None


14. The following is a description of graphic material omitted from the current filing:

Graph Title:         Preferred Dividend Requirement
Graph Page Number:   Page 44
Type of Graph:       Line Graph
X-Axis Information: Years from left to right 89, 90, 91, 92, 93, and 94 Y-Axis Information: Millions of Dollars from bottom to top 20, 25, 30, 35, and 40
Legend Description:  None

Y-Axis Data Points      PacifiCorp
1989                            21
1990                            22
1991                            27
1992                            37
1993                            39
1994                            40

Footnote to Graph:   None

15. The following is a description of graphic material omitted from the current filing:

Graph Title:         Embedded Cost of Mortgage Bond Debt
Graph Page Number:   Page 45
Type of Graph:       Line Graph
X-Axis Information: Years from left to right 89, 90, 91, 92, 93, and 94 Y-Axis Information: Percent from bottom to top 7.0, 7.5, 8.0, 8.5, and 9.0 Legend Description: None

Y-Axis Data Points:    PacifiCorp
1989                          8.8
1990                          8.9
1991                          8.4
1992                          8.1
1993                          7.7
1994                          7.5

Footnote to Graph:   None


16. The following is a description of graphic material omitted from the current filing:

Graph Title:         Effective Income Tax Rate
Graph Page Number:   Page 48
Type of Graph:       Line Graph
X-Axis Information: Years from left to right 89, 90, 91, 92, 93, and 94 Y-Axis Information: Percent from bottom to top 20, 25, 30, 35, 40, 45, and 50 Legend Description: None

Y-Axis Data Points:    PacifiCorp
1989                           33
1990                           31
1991                           29
1992                           38
1993                           31
1994                           35

Footnote to Graph:   Calculated using earnings from continuing operations.

17. The following is a description of graphic material omitted from the current filing:

Graph Title:         Common Stock Market Price
Graph Page Number:   Page 53
Type of Graph:       Line Graph
X-Axis Information:  Months from left to right depicted by tick marks with only the quarters marked with longer tick marks and a description of Q1, Q2, Q3, and Q4 for 93 and 94 respectively.
Y-Axis Information:  Month-End in Dollars from bottom to top 0, 5, 10, 15, 20, and 25
Legend Description:  None

Y-Axis Data Points:       1993     1994
January                 19.750   18.750
February                18.125   18.000
March                   18.125   17.625
April                   17.875   17.750
May                     17.750   17.625
June                    19.000   16.875
July                    18.750   17.750
August                  20.000   17.000
September               19.625   16.875
October                 19.625   17.625
November                19.125   18.500
December                19.250   18.125

Footnote to Graph:   None