Form 10-K405, Exhibit 13
period 1995-12-31
PACIFICORP /OR/
filed 1996-03-29
CIK 75594

                                                                      EXHIBIT 13

SUMMARY INFORMATION
Millions of dollars, except per share amounts




                                                                                                                  5-Year
                                                                                                  1995 to 1994   Compound
                                                                                                   Percentage     Annual
For the year                       1995       1994       1993       1992       1991       1990     Comparison     Growth
--------------------------------------------------------------------------------------------------------------------------

REVENUES                       $3,400.9   $3,506.5   $3,405.4   $3,235.7   $3,163.9   $3,093.9         (3)%         2%
                                 -------    -------    -------    -------    -------    -------       ----         ---
INCOME FROM OPERATIONS          1,047.8    1,022.3      969.2      703.5    1,032.5    1,034.5          2            -
                                 -------    -------    -------    -------    -------    -------       ----         ---
NET INCOME (LOSS)                 505.0      468.0      479.1     (340.4)     507.2      473.9          8            1
                                 -------    -------    -------    -------    -------    -------       ----         ---
EARNINGS CONTRIBUTION (LOSS) ON
  COMMON STOCK
  Continuing operations
    Electric Operations           276.4      339.8      322.3      202.9      346.6      334.2        (19)          (4)
    Telecommunications            103.0       70.5       50.9       57.3       76.6       76.6         46            6
    Other (a)                      86.9       18.0       10.2     (147.3)      (3.1)     (19.3)         *            *
                                 -------    -------    -------    -------    -------    -------       ----         ---
    Total                         466.3      428.3      383.4      112.9      420.1      391.5          9            4
  Discontinued operations (b)         -          -       52.4     (490.6)      60.4       60.5          -            *
  Cumulative effect of
    change in accounting
    for income taxes                  -          -        4.0          -          -          -          -            -
                                 -------    -------    -------    -------    -------    -------       ----         ---
Total                          $  466.3   $  428.3   $  439.8   $ (377.7)  $  480.5   $  452.0          9            1
                                 -------    -------    -------    -------    -------    -------       ----         ---
                                 -------    -------    -------    -------    -------    -------       ----         ---

EARNINGS (LOSS) PER SHARE
  Continuing operations
    Electric Operations        $    .97   $   1.20   $   1.17   $    .76   $   1.34   $   1.37        (19           (7)
Telecommunications                  .36        .25        .19        .21        .30        .31         44            3
    Other (a)                       .31        .06        .04       (.55)      (.01)      (.08)         *            *
                                 -------    -------    -------    -------    -------    -------       ----         ---
    Total                          1.64       1.51       1.40        .42       1.63       1.60          9            1
  Discontinued operations (b)         -          -        .19      (1.84)       .23        .25          -            -
  Cumulative effect of
    change in accounting
    for income taxes                  -          -        .01          -          -          -          -            -
                                 -------    -------    -------    -------    -------    -------       ----         ---
Total                          $   1.64   $   1.51   $   1.60   $  (1.42)  $   1.86   $   1.85          9           (2)
                                 -------    -------    -------    -------    -------    -------       ----         ---
                                 -------    -------    -------    -------    -------    -------       ----         ---
CASH DIVIDENDS PER
  COMMON SHARE
  Paid                         $   1.08   $   1.08   $  1.195   $   1.52   $   1.47   $   1.41          -           (5)
  Declared                     $   1.08   $   1.08   $   1.08   $   1.53   $  1.485   $  1.425          -           (5)
CAPITALIZATION
  Common equity                $  3,633   $  3,460   $  3,263   $  2,908   $  3,512   $  3,208          5            3
  Preferred stock              $    312   $    367   $    367   $    417   $    342   $    342        (15)          (2)
  Redeemable preferred stock   $    219   $    219   $    219   $    219   $    150   $     50          -           34
  Long-term debt               $  4,968   $  3,768   $  3,924   $  4,181   $  4,348   $  3,944         32            5
  Short-term debt              $  1,227   $    551   $    709   $    973   $    955   $  1,078        123            3
OTHER INFORMATION
  Total assets                 $ 14,015   $ 11,846   $ 11,957   $ 11,257   $ 11,910   $ 11,201         18            5
  Total employees                12,651     12,845     13,464     12,901     13,239     13,411         (2)          (1)
  Common shareholders of
    record (Thousands)            139.8      149.4      157.5      165.7      162.3      164.6         (6)          (3)
  Book value per share         $  12.78   $  12.17   $  11.61   $  10.75   $  13.40   $  12.69          5            -
  Market price per share       $ 21 1/8   $ 18 1/8   $ 19 1/4   $ 19 3/4   $ 25 1/8   $ 22 3/8         17           (1)
  Price earnings multiple          12.9       12.0       13.8       47.0       15.4       14.0          8           (2)
  Pretax interest coverage          3.0        3.1        2.6        1.6        2.5        2.4         (3)           5
  Cash flows from continuing
    operations divided by
    interest                        3.5        4.1        3.9        3.5        3.5        3.3        (15)           1
  Return on average
    common equity                  13.2       12.8       12.5        3.4       12.5       12.9          3            -
                                 -------    -------    -------    -------    -------    -------       ----         ---
                                 -------    -------    -------    -------    -------    -------       ----          ---


    *Not a meaningful number.
(a) Other includes the operations of PacifiCorp Financial Services, Inc. and Pacific Generation Company, as well as the activities of PacifiCorp Holdings, Inc. and, beginning in December 1995, Powercor Australia Limited, an electricity distributor in Australia.
(b) Discontinued operations includes the Company's interest in NERCO, Inc. and TRT Communications, Inc.

The electric utility industry is undergoing major restructuring around the world, including the beginning of the deregulation process in the United States. PacifiCorp has recognized that these changes generate both opportunities and threats and has taken steps to meet this challenge. The Company is responding to increasing competition and deregulation in the utility industry by providing additional products and services to its traditional customer base and by expanding into new domestic and international markets through its nonregulated businesses, including independent power production, power marketing and generating plant and fuel management. The Company also continues to look for opportunities to expand its telecommunications business and to develop synergies between that business and the Company's energy operations. Through these efforts, the Company expects to provide increased value to both its customers and its shareholders.

1995 COMPARED TO 1994

EARNINGS CONTRIBUTION ON COMMON STOCK INCREASED $38 MILLION OR 9%.

- The Company reached a tax settlement with the U.S. Internal Revenue Service for the tax years 1983 through 1988, including the issues relating to the 1983 abandonment of the Company's interest in Washington Public Power Supply System Unit 3 ("WPPS 3"). The settlement had no effect on consolidated net income, although it had the effect of reducing Electric Operations' earnings $32 million and increasing Other earnings by $32 million.

- Electric Operations' earnings contribution decreased $ 63 million or 19% primarily due to the $32 million tax settlement. Excluding this settlement, Electric Operations' earnings contribution decreased
    $31 million or 9%. Lower fuel costs and lower spot market prices for purchased power offset decreased revenues from irrigation customers, lower prices for energy sold in the wholesale market and lower revenues from oil and gas industrial customers. However, higher pension, interest and depreciation expenses led to a reduction in earnings contribution.

- Telecommunications' earnings contribution increased $33 million or 46% due to a $37 million gain resulting from the sale of Alascom, Inc. ("Alascom"). Excluding the effect of the Alascom gain and its decreased earnings contribution of $24 million, Telecommunications' contribution increased
    $20 million or 75% due to the acquisition of local exchange assets, revised local exchange revenue estimates for prior years and growth in cellular operations. These increases were partially offset by increased interest expense resulting from higher levels of debt outstanding.

- The earnings contribution of other businesses increased $69 million primarily due to a $32 million tax adjustment relating to the settlement with the IRS described above. Also contributing was a $27 million increase in financial services' income resulting from the effect of valuation and impairment charges of $19 million after-tax in 1994 and increased gains in 1995 from sales of finance and real estate assets of $4 million.

-   The average number of common shares outstanding was virtually unchanged.
    In November 1994, the Company ceased issuing new shares to meet the requirements under dividend reinvestment and employee stock ownership plans. The Company periodically evaluates the advantages of common share issuances and, on February 15, 1996, began again to issue common stock under the dividend reinvestment plan. In addition, the Company completed a public offering of 9.7 million shares of its common stock on March 11, 1996.

1994 COMPARED TO 1993

EARNINGS CONTRIBUTION ON COMMON STOCK DECREASED $12 MILLION OR 3%.

- Electric Operations' earnings contribution increased $18 million or 5% primarily due to increased energy sales in all customer categories and after-tax gains of $6 million relating to the sale of a portion of its emission allowances and $4 million relating to the sale of distribution facilities in Sandpoint, Idaho.

- Telecommunications' earnings contribution from continuing operations increased $20 million or 39% primarily due to long lines settlement revenue, decreased interest expense, increased local telephone exchange access lines and continued growth in cellular operations.

- The earnings contribution of other businesses increased $8 million primarily due to a $12 million increase in interest revenues from a note received in connection with the June 1993 sale of NERCO, Inc. ("NERCO"), the Company's former mining and resource development subsidiary.

- Discontinued operations contribution decreased $52 million due to the effect of a gain in 1993 relating to the sale of an international communications subsidiary. See Note 13 to Consolidated Financial Statements.

- The average number of common shares outstanding rose 3% due to the issuance of 6 million shares in a September 1993 public offering and issuances under dividend reinvestment and employee stock ownership plans.

NEW ACCOUNTING STANDARD

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company does not expect the adoption of this standard in 1996 to have a material effect on its consolidated financial statements.

ELECTRIC OPERATIONS

Electric Operations generates power primarily at coal-fired and hydroelectric plants and relies on a transmission and distribution network to serve retail and wholesale customers throughout the Pacific Northwest, Rocky Mountain and desert Southwest regions.

FACTORS INFLUENCING EARNINGS

Financial performance is dependent on efficiently and economically balancing power supply resources with customer demand; improvements in operating efficiencies; utility commission practices; regional economic conditions; retention of commercial and industrial customers and municipal franchises; weather variations affecting customer usage, competition in bulk power markets and hydroelectric production; wholesale firm power marketing results; the success of other marketing initiatives; environmental and tax legislation; and the cost of debt and equity capital.

Factors expected to place upward pressure on Electric Operations' costs and pricing structure in the next several years include a higher effective tax rate, Bonneville Power Administration ("BPA") price increases, the potential for rising interest rates, hydroelectric relicensing and other cost increases. In addition, increased competition in the wholesale marketplace is expected to keep prices and margins low for Electric Operations' wholesale sales.

COMPETITION

Although Electric Operations operates as a regulated monopoly within its service territories, it encounters significant competition from both traditional and nontraditional energy suppliers. Competition varies in form and intensity and includes competition from both utility and nonutility energy suppliers for industrial customers, as well as for wholesale power sales to other utilities; self-generation and cogeneration by industrial customers; and substitute energy forms for residential and commercial space heating, cooling and water heating.

The U.S. electric utility industry is experiencing increasing competitive pressures, primarily in the wholesale market, as a result of customer demands, technological advances, greater availability of natural gas and other factors. The Federal Energy Regulatory Commission ("FERC") has proposed regulatory changes to increase access to the nationwide transmission grid by utility and nonutility purchasers and sellers of electricity. Electric Operations has filed open access point-to-point and network integration tariffs with the FERC and its transmission assets have been subject to open access since 1989. A number of states are considering methods to introduce and promote retail competition.

Electric Operations has formulated strategies to meet these new challenges and capitalize on its competitive position. To give shareholders an appropriate opportunity to share in the rewards and risks of competition, Electric Operations is seeking alternate forms of regulation that will include performance indexes. Electric Operations plans to focus on the development of new products and services, as well as the use of existing technologies in new ways. Electric Operations is marketing unbundled power supply services to other utilities, including dispatch assistance, daily system load monitoring, backup power, power storage and power marketing and services to retail customers that encourage efficient use of energy. Depending upon the success of these strategies, Electric Operations will continue to adjust its competitive direction.

REGULATION

On September 1, 1995, Electric Operations filed a request with the Oregon Public Utility Commission to raise prices in Oregon by an average of 3.8%. The proposed rate increase amounts to $25 million annually and involves a performance-based formula. Electric Operations expects that any changes to prices under this filing would not occur until July 1996. This would be Electric Operations' first general rate increase since 1987. Oregon customers accounted for 32% of Electric Operations' total retail revenues in 1995.

On November 8, 1995, Electric Operations filed a request with the Wyoming Public Service Commission ("PSC") for an overall price increase averaging approximately 4% for its Wyoming customers. The proposed rate increase amounts to $10 million annually and also involves a performance-based formula. Electric Operations expects any changes in prices under this filing to occur during the third quarter of 1996, subject to approval from the Wyoming PSC. This would be PacifiCorp's first price increase filing in Wyoming since 1986. Wyoming customers accounted for 14% of Electric Operations' total retail revenues in 1995.

It is uncertain whether or not the Company's proposal or any other alternative form of regulation will be adopted in these jurisdictions.

For a discussion of accounting for the effects of regulation, see Note 1 to the Consolidated Financial Statements.

ENVIRONMENTAL ISSUES

During 1991, the Environmental Protection Agency ("EPA") and the states began the process of implementing the newly amended Clean Air Act ("Act"). Through the ongoing rulemaking process, the EPA has issued regulations to implement the Act's acid rain provisions; established a national emissions allowance trading system; and required monitoring of plant emissions.

Electric Operations' generating plants burn low-sulfur coal. Major construction expenditures have already been made at many plants to reduce sulfur dioxide emissions, but additional expenditures are expected to be required at the Centralia Plant in Washington and the Jim Bridger Plant in Wyoming. Electric Operations is studying how to bring the Centralia Plant into compliance in a cost-effective manner with the emissions limitations ordered by the environmental authorities in the state of Washington. Electric Operations has also been engaged in discussions with the environmental authorities in Wyoming with respect to alleged violations of the opacity standards applicable to the Jim Bridger Plant.

In addition, the Company and the other joint owners of the Hayden Generating Station ("Station") in Colorado are parties to a lawsuit brought by the Sierra Club alleging violations of the Act at the Station, which is operated by the Public Service

ELECTRIC OPERATIONS
Millions of dollars




                                                                                                                 5-Year
                                                                                                  1995 to 1994  Compound
                                                                                                   Percentage   Annual
For the year                       1995      1994       1993       1992       1991       1990      Comparison   Growth

------------------------------------------------------------------------------------------------------------------------


REVENUES
  Residential                  $  721.9   $  724.9   $  698.9   $  649.8   $  663.8   $  646.6         -%           2%
  Commercial                      575.9      570.4      543.9      526.9      517.4      509.0          1            3
  Industrial                      697.6      726.3      696.2      695.6      674.9      673.8         (4)           1
  Other                            29.7       30.7       29.8       29.9       34.2      34.3          (3)          (3)
                                --------   --------   --------   --------   --------   --------        ---          ---
    Retail                      2,025.1    2,052.3    1,968.8    1,902.2    1,890.3    1,863.7         (1)           2
                                --------   --------   --------   --------   --------   --------        ---          ---
  Wholesale - firm                487.7      456.2      422.5      356.5      264.7      209.9          7           18
  Wholesale - nonfirm              32.3       76.5       77.3       71.3       59.9       78.4        (58)         (16)
                                --------   --------   --------   --------   --------   --------        ---          ---
    Wholesale                     520.0      532.7      499.8      427.8      324.6      288.3         (2)          13
  Other                            71.0       62.8       38.3       32.4       36.9       32.5         13           17
                                --------   --------   --------   --------   --------   --------        ---          ---
  Total                         2,616.1    2,647.8    2,506.9    2,362.4    2,251.8    2,184.5         (1)           4
                                --------   --------   --------   --------   --------   --------        ---          ---

EXPENSES
  Depreciation and amortization   320.4      301.6      280.5      286.6      256.0     235.4           6            6
  Operations, maintenance and
    other                       1,494.8    1,526.9    1,442.1    1,398.1    1,212.8   1,204.1          (2)           4
                                --------   --------   --------   --------   --------   --------        ---          ---
  Total                         1,815.2    1,828.5    1,722.6    1,684.7    1,468.8    1,439.5         (1)           5
                                --------   --------   --------   --------   --------   --------        ---          ---

INCOME FROM OPERATIONS            800.9      819.3      784.3      677.7      783.0      745.0         (2)           1
Interest expense                  311.9      264.3      270.4      271.0      265.1      250.8         18            4
Interest capitalized              (14.9)     (14.5)     (13.9)     (16.2)     (15.8)     (22.3)         3           (8)
Other (income) expense - net      (25.3)     (30.2)     (13.1)     25.0       (13.9)      (1.4)       (16)          78
Income tax expense                214.1      220.2      179.3      157.7      174.3      161.8         (3)           6
                                --------   --------   --------   --------   --------   --------        ---          ---
NET INCOME                        315.1     379.5       361.6      240.2     373.3       356.1        (17)          (2)

PREFERRED DIVIDEND REQUIREMENT     38.7       39.7       39.3       37.3       26.7       21.9         (3)          12
                                --------   --------   --------   --------   --------   --------        ---          ---
EARNINGS CONTRIBUTION (a)      $  276.4   $  339.8  $  322.3    $  202.9   $  346.6   $  334.2        (19)          (4)
                                --------   --------   --------   --------   --------   --------        ---          ---
                                --------   --------   --------   --------   --------   --------        ---          ---
Identifiable assets            $  9,599   $  9,372   $  9,055   $  8,192   $  7,665   $  7,027          2            6
Capital spending               $    455   $    638   $    637   $  864(b)  $    796   $    459        (29)           -
Number of employees               8,966      9,281      9,304(c)   9,363      9,419      8,974         (3)           -

EXPENSES
  Fuel                         $  446.6   $  496.4   $  464.7   $  479.0   $  424.1   $  403.5        (10)           2
  Purchased power              $  311.3   $  310.4   $  274.9   $  210.2   $  176.4   $  149.6          -           16
  Other operations             $  304.1   $  296.1   $  287.9   $  288.0   $  249.7   $  259.5          3            3
  Maintenance                  $  168.4   $  174.5   $  172.2   $  167.8   $  146.6   $  151.2         (3)           2
  Administrative and general   $  160.5   $  142.7   $  138.2   $  144.5   $  119.1   $  139.5         12            3
  Depreciation and
    amortization               $  320.4   $  301.6   $  280.5   $  286.6   $  256.0   $  235.4          6            6
  Taxes, other than income
    taxes                      $  103.9   $  106.8   $  104.2   $  108.6   $   96.9   $  100.8         (3)           1
  Income taxes - utility       $  213.6   $  223.0   $  188.8   $  170.5   $  180.8   $  169.7         (4)           5
  Income taxes - other         $     .5   $   (2.8)  $   (9.5)  $  (12.8)  $   (6.5)  $   (7.9)       118            *
                                --------   --------   --------   --------   --------   --------        ---          ---
                                --------   --------   --------   --------   --------   --------        ---          ---



*Not a meaningful number.
(a) Does not reflect elimination of interest on intercompany borrowing arrangements and includes income taxes on a separate-company basis.
(b) Includes noncash acquisition costs of $255 million relating to the Colorado-Ute properties.
(c) Beginning in 1993, employees of Pacific Generation Company were reported in other businesses (127 employees in 1993).

Company of Colorado, in which the Company has an interest of approximately 17.5%. The EPA has also issued a notice of additional violations of air quality regulations applicable to the Station and proposed a penalty of $24 million.
The parties have been engaged in settlement discussions, but the Company is not able to predict the outcome of these discussions or the level of penalties or other remedies that may ultimately be imposed on the joint owners of the Station.

The greenhouse effect is believed to occur when certain trace gases in the atmosphere trap radiant heat. There is uncertainty regarding the amount of warming, its timing and impact and the effect, if any, carbon dioxide ("CO(2)") emissions have on warming. Electric Operations is investigating cost-effective ways to offset future CO(2) emissions and is undertaking demonstration projects involving tree planting as a possible means of offsetting emissions. In 1994, Electric Operations joined with 37 other investor-owned utilities to sign a voluntary agreement with the U.S. Department of Energy addressing CO(2) emissions. Electric Operations' specific agreement includes a commitment to reduce its 1990 CO(2) emissions to an amount that is 10% less than the emissions in 1990 and to spend $1 million on offset projects by the year 2000.

Actions under the Endangered Species Act with respect to certain salmon and other endangered or threatened species could result in restrictions on the Federal hydropower system and affect regional power supplies and costs. These actions could also result in further restrictions on timber harvesting and adversely affect electricity sales to Electric Operations' customers in the wood products industry.

Electric Operations is currently in the process of relicensing certain of its hydroelectric projects under the Federal Power Act and will be seeking licenses for other projects in the future. The licenses of 12 of Electric Operations' hydroelectric projects expire within the next 10 years. These projects represent 664 MW, or 62%, of Electric Operations' hydroelectric generating capacity, or 8% of total generating capacity. In the new licenses, the FERC is expected to impose conditions designed to address the impact of the projects on fish and other environmental concerns. Electric Operations is unable to predict the impact of imposition of such conditions, but capital expenditures and operating costs are expected to increase in future periods and certain projects may not be economical to operate.

Several Superfund sites have been identified where Electric Operations has been or may be designated as a potentially responsible party. In such cases, Electric Operations reviews the circumstances and, where possible, negotiates with other potentially responsible parties to provide funds for clean-up and, if necessary, monitoring activities. In addition, insurance resources are reviewed and investigated.

Future costs associated with the disposition of these matters are not expected to be material to the Company's consolidated financial statements.

1995 COMPARED TO 1994

REVENUES DECREASED $32 MILLION OR 1%.

- Residential revenues decreased $3 million and related kWh volume decreased 1%. Revenues decreased $14 million due to warmer winter weather and $7 million due to the effect of the sale of Sandpoint, Idaho distribution facilities in December 1994. Revenues increased $14 million due to a 2% increase in the average number of residential customers and $4 million from increased customer usage.

-   Commercial revenues increased $6 million or 1%.  Revenues increased
    $10 million due to a 2% increase in the average number of commercial customers and $9 million due to increased customer usage. These increases were partially offset by weather-related decreases of $7 million and a $4 million decrease due to the sale of the Sandpoint facilities.

- Industrial revenues decreased $29 million or 4% primarily due to a 3% decrease in kWh volume. Sales to oil and gas customers in Wyoming decreased $21 million due to permanent oil and gas well closures and sales to irrigation customers decreased $15 million due to increased rainfall and mild temperatures in 1995, offset in part by a $5 million increase resulting from reductions in the BPA credit.

- Wholesale revenues decreased $13 million, or 2%, and kWh volume increased 5%. Spot and short-term market revenues decreased $30 million due to lower prices and $4 million due to lower volumes sold. The lower prices resulted from increased competition, the effect of lower natural gas prices, moderate winter heating temperatures and an abundance of hydro generation in the region. Partially offsetting the declines were revenues of $22 million from new long-term firm contracts.

OPERATING EXPENSES DECREASED $13 MILLION OR 1%.

- Fuel expense decreased $50 million or 10%. Thermal generation declined 3,568,000 mWh or 7% due to a 1,391,000 mWh or 43% increase in hydro generation and the availability of lower-cost purchased power in the spot market.

- Purchased power expense increased $1 million. A $27 million decrease resulting from lower spot market prices was offset by an increase of $14 million resulting from higher volumes purchased (1,839,000 mWh or 20%), a $7 million increase in prices for firm purchases and decreased BPA exchange benefits of $7 million.

    BPA, a wholesale power and wheeling supplier, increased its rates effective October 1, 1995. The new rates will increase Electric Operations' capacity and wheeling expenses by approximately $4 million annually and will reduce the exchange benefits directly received by Electric Operations' residential and small farm customers by approximately $10 million annually. Electric Operations has received approval for price increases that will allow it to recover the loss of exchange benefits.

    On July 10, 1995, BPA issued its initial 1996 rate case proposal. This proposal will be subject to a rate hearing which is expected to conclude May 31, 1996, with final wholesale power and wheeling rates to be effective October 1, 1996.

ELECTRIC OPERATIONS

                                                                                                                5-Year
                                                                                                  1995 to 1994  Compound
                                                                                                   Percentage   Annual
For the year                      1995       1994       1993       1992       1991       1990      Comparison   Growth
------------------------------------------------------------------------------------------------------------------------

ENERGY SALES (MILLIONS OF kWh)
  Residential                    12,030     12,127     12,055     11,230     11,354     10,990         (1)%         2%
  Commercial                     10,797     10,645     10,085      9,733      9,416      9,101          1            3
  Industrial                     19,748     20,306     19,671     19,942     19,322     19,507         (3)           -
  Other                             592        623        602        606        692        690         (5)          (3)
                                --------   --------   --------   --------   --------   --------        ---          ---
    Retail sales                 43,167     43,701     42,413     41,511     40,784     40,288         (1)           1
                                --------   --------   --------   --------   --------   --------        ---          ---
  Wholesale - firm               13,946     12,418     11,919     10,455      7,349      6,147         12           18
  Wholesale - nonfirm             2,430      3,207      3,030      2,965      2,946      3,323        (24)          (6)
                                --------   --------   --------   --------   --------   --------        ---          ---
    Wholesale sales              16,376     15,625     14,949     13,420     10,295      9,470          5           12
                                --------   --------   --------   --------   --------   --------        ---          ---
Total                            59,543     59,326     57,362     54,931     51,079     49,758          -            4
                                --------   --------   --------   --------   --------   --------        ---          ---
                                --------   --------   --------   --------   --------   --------        ---          ---

ENERGY SOURCE (%)
  Coal                               74         79         77         81         78         78         (6)          (1)
  Hydroelectric                       7          5          6          4          6          7         40            -
  Other                               2          2          1          2          1          1          -           15
  Purchase and exchange contracts    17         14         16         13         15         14         21            4
                                --------   --------   --------   --------   --------   --------        ---          ---
NUMBER OF RETAIL CUSTOMERS (THOUSANDS)
  Residential                     1,176      1,155      1,135      1,112      1,093      1,076          2            2
  Commercial                        158        156        152        149        146        142          1            2
  Industrial                         20         19         18         17         16         15          5            6
  Other                               3          4          3          3          3          3        (25)           -
                                --------   --------   --------   --------   --------   --------        ---          ---
Total                             1,357      1,334      1,308      1,281      1,258      1,236          2            2
                                --------   --------   --------   --------   --------   --------        ---          ---
RESIDENTIAL CUSTOMERS
  Average annual
    usage (kWh)                  10,321     10,568     10,733     10,183     10,464     10,283         (2)           -
  Average annual revenue
    per customer (Dollars)          619        631        622        589        612        605         (2)           -
  Revenue per kWh (Cents)           6.0        6.0        5.8        5.8        5.8        5.9          -            -

MILES OF LINE
  Transmission                   14,900     14,900     14,900     14,900     14,900     14,900          -            -
  Distribution                   44,900     44,800     44,700     44,500     44,400     44,200          -            -

SYSTEM PEAK DEMAND (MEGAWATTS)
  Net system load (a) - summer    6,855      7,151      6,554      6,734      6,405      6,407         (4)           1
                      - winter    7,030      7,174      7,268      6,968      7,019      7,623         (2)          (2)
  Total firm load (b) - summer    8,899      8,830      8,390      8,477      7,639      7,019          1            5
                      - winter    8,904      8,903      8,838      8,335      7,710      8,417          -            1

SYSTEM CAPABILITY (MEGAWATTS) (c)
                      - summer   10,224     10,020      9,757      9,753      9,629      8,551          2            4
                      - winter   10,994     10,391      9,916      9,982      9,316      9,141          6            4
                                --------   --------   --------   --------   --------   --------        ---          ---
                                --------   --------   --------   --------   --------   --------        ---          ---



(a) Excludes off-system wholesale sales.

(b) Includes off-system firm wholesale sales.

(c) Owned and contractual generating capability at time of system firm peak.

- Other operations expense increased $8 million or 3% primarily due to higher pension expense in 1995.

- Maintenance expense decreased $6 million or 3% primarily due to lengthening the intervals between thermal plant overhauls and extending the duration of maintenance overhaul periods at some plants, thereby reducing the use of contract employees and overtime pay.

- Administrative and general expense increased $18 million or 12% due to increased pension and other employee expenses in 1995 and accruals of $3 million relating to storm damage in 1995.

- Depreciation and amortization expense increased $19 million or 6% primarily due to additional plant in service.

EARNINGS CONTRIBUTION DECREASED $63 MILLION OR 19%.

-   Income from operations decreased $18 million or 2%.

- Interest expense increased $48 million or 18% primarily due to the $28 million interest portion of the tax settlement with the IRS referred to above. The remaining $20 million increase was primarily due to the effects of higher short-term interest rates and higher levels of debt outstanding in 1995.

- Other income decreased $5 million or 16% due to the effect of a $6 million gain on the sale of Sandpoint properties in 1994 and decreased gains of $3 million on sales of surplus sulfur dioxide emission allowances. Electric Operations is a Phase II utility under the Clean Air Act of 1990 and may have approximately 20,000 to 25,000 tons of surplus sulfur dioxide emission allowances available for sale each year until 2024.

- Income tax expense decreased $6 million or 3% primarily due to decreased taxable income, partially offset by the $4 million net effect of the tax settlement ($15 million of additional taxes due, partially offset by an $11 million tax benefit from related interest expense). Additionally, income taxes rose due to a higher effective tax rate associated with the reversal of deductions flowed through to ratepayers in prior years.

1994 COMPARED TO 1993

REVENUES INCREASED $141 MILLION OR 6%.

- Residential revenues increased $26 million or 4% and kWh volume increased 1%. Revenues increased $19 million due to decreased BPA exchange benefits and $16 million due to a 2% increase in the number of customers. Revenues decreased $10 million due to unseasonably warm temperatures early in 1994, partially offset by the effects of continuing warm temperatures throughout the summer months.

- Commercial revenues increased $27 million or 5% primarily due to a 2% increase in the average number of customers and an increase in customer usage.

- Industrial revenues increased $30 million or 4% due to a 3% increase in kWh volume. Irrigation revenues increased $12 million due to the effects of drier weather in 1994. Revenues from other industrial customers increased $18 million due to customer growth, higher prices resulting from contract escalators and changes in customer mix, and increased sales to customers primarily in the paper and pulp industry.

- Wholesale revenues increased $33 million or 7% on increased volume of 5%. Long-term firm power sales increased $28 million, $15 million from higher prices and $13 million from higher volume under new and existing contracts. Increased volume in the spot market and from short-term firm contracts added revenue of $12 million, which was partially offset by a $7 million reduction in prices, mainly in the spot market. Spot market prices were influenced by the availability of energy in the region caused by mild weather and low natural gas prices which made production of natural gas-fired generation more economical, as well as by more competition in the market.

- Other revenues increased $25 million or 64% due to increases in deferred regulatory revenue of $13 million, rental revenue of $8 million and wheeling revenue of $4 million.

OPERATING EXPENSES INCREASED $106 MILLION OR 6%.

- Fuel expense increased $32 million or 7% due to a 6% increase in thermal generation resulting from increased customer demand, a 14% reduction in hydroelectric generation and a 5% reduction in volume of purchased power.

- Purchased power expense increased $36 million or 13% while kWh volume purchased declined 5%. The increased expense was due to a decrease in BPA exchange benefits of $15 million, a price increase relating to a BPA peaking purchase contract of $8 million, price increases on other firm purchase contracts of $8 million and secondary purchase price increases of $5 million.

- BPA increased its rates effective October 1, 1993. Electric Operations' capacity and wheeling expenses and exchange benefits were affected by that increase.

- Other operations expense increased $8 million or 3% primarily due to $7 million of increased wheeling expense, resulting from higher volumes wheeled, and $2 million of increased distribution system expense.

- Depreciation and amortization expense increased $21 million or 8% primarily due to additional plant in service.

EARNINGS CONTRIBUTION INCREASED $18 MILLION OR 5%.

- Income from operations increased $35 million or 4%. Decreased BPA exchange benefits increased retail revenues and purchased power expense $15 million each, with no effect on income from operations.

- Interest expense decreased $9 million or 3% primarily due to an $11 million decrease relating to refinancing long-term debt during 1993 at lower interest rates and $8 million of adjustments relating to contract settlements. The decreases were offset in part by the $10 million effect of higher levels of short-term debt outstanding at higher interest rates.

- Other income increased $14 million primarily due to gains in 1994 of $9 million on the sale of a portion of surplus sulfur dioxide emission allowances and $6 million on the sale of electric properties in Sandpoint, Idaho, partially offset by a gain in 1993 of $5 million on a sale of property.

- Income tax expense increased $41 million or 23% primarily due to the $20 million effect of higher taxable income, an $11 million increase in adjustments to prior year estimates and $10 million of various tax adjustments.

TELECOMMUNICATIONS

Pacific Telecom, Inc. ("Pacific Telecom") provides voice, data, enhanced and other services through facilities associated with local exchange operations in 11 states. Until August 7, 1995, when Alascom was sold to AT&T Corp. ("AT&T"), Pacific Telecom also provided intrastate and interstate long lines services in Alaska. Pacific Telecom also owns, manages, or holds interests in cellular operations and properties, predominantly concentrated in the Midwest, and owns, operates and sells capacity on the North Pacific Cable ("NPC"), which connects the United States and Japan.

Pacific Telecom's revenues for 1995 were derived 62% from local exchange carriers ("LECs"), 30% from long lines, 5% from cellular operations and 3% from cable and backhaul capacity sales and related cable services.

FACTORS INFLUENCING EARNINGS

Pricing for telecommunications services is subject to varying degrees of regulation and competitive market effects, in part dependent upon the specific provisions of individual state jurisdictional requirements. Long-term profitability is influenced by, among other factors, governmental policies (both state and federal), technological developments, efficiency of operations, cost of capital and competitive factors.

COMPETITION

The telecommunications industry is characterized by increasing competition. The Telecommunications Act of 1996, enacted into law on February 8, 1996 ("Telecommunications Act"), removes legal barriers to entry in the provision of many telecommunications services and is intended to promote the development of competitive service within the industry. While Pacific Telecom's LECs have experienced minimal competition with respect to basic services, primarily due to the suburban or rural nature of their service areas, competition experienced by these LECs may increase in the future. Alternative or competitive access providers have historically competed against certain of Pacific Telecom's LECs in the past. Competitive LECs, including those using wireless technologies, are likely to emerge in the telecommunications industry in the future as a result of technological advances and changes in regulatory policy, although their emergence in the areas served by Pacific Telecom is likely to extend over a longer period of time than in more urban areas.

The continuing federal auctions of spectrum for personal communications and other services pose the prospect of increased competition for Pacific Telecom's cellular operations. Price, quality of service and technical capabilities are significant competitive factors in wireless communications, although Pacific Telecom's cellular operations currently benefit from market presence and an existing network.

Over the past several years, Pacific Telecom's strategy has been to concentrate its investment and operations in its primary business of providing local exchange and exchange access services to rural consumers. This strategy has been implemented through a migration of capital investment away from noncore activities (usually through disposition activities) and into LEC properties (usually through acquisitions). The intent of this strategy has been to maximize the benefits of operational and other efficiencies and capabilities, resulting in high quality service to rural areas provided by state-of-the-art facilities. Regulatory, market and other competitive changes in the telecommunications industry may affect the manner in which this strategy is executed or the benefits obtainable from the strategy in the future.

Pacific Telecom owns 80% of the NPC and is involved in the operation, maintenance and sale of capacity. Approximately 55% of the NPC's capacity has been sold -- 2%, 2%, 1%, 4%, 10% and 36% sold in 1995 through 1990, respectively. The NPC competes for customers with AT&T's trans-Pacific cables. However, AT&T has stated that all capacity on its existing in-service cable system has been subscribed. The southern route of a new AT&T cable system went into service in December 1995 and the northern route of that system is expected to be completed by late 1996. The NPC is priced competitively with those cable systems. The NPC also competes with available capacity on international communication satellites. Pacific Telecom continues to market the remaining cable capacity and believes that the $61 million inventory value of the cable system at December 31, 1995 will be recovered.

The NPC experienced outages in February, May and October 1995. Two of the outages were caused by failure of components covered under existing contractual warranty provisions. NPC's warranty provision requires the contractor to pay for incurred marine operations charges and to replace spares and materials used during the repair.

UNIVERSAL SERVICE FUND ("USF") SUPPORT

The USF compensates companies whose nontraffic sensitive loop costs per subscriber are greater than an established threshold over the national average. Due to the suburban and rural nature of their operations, a number of Pacific Telecom's LECs receive this support, as the cost of providing local service in rural areas generally exceeds the national average.

The Federal Communications Commission ("FCC") placed a cap on USF growth, commencing at the beginning of 1994, which effectively indexes the growth in the size of the fund to the rate of growth of the nation's access lines (working local loops). Prior to the enactment of the Telecommunications Act, the FCC had ordered an extension of the fund and the indexed cap mechanisms through the first six months of 1996. The Telecommunications Act specifically addresses universal service issues, requiring a federal-state joint board to examine both the substance of universal service and the mechanisms for providing universal service support and to make recommendations to the FCC within nine months of the enactment date. The FCC is statutorily required to review and determine all universal service matters in a single proceeding, to be concluded no later than 15 months after the date of the Telecommunications Act. The FCC has announced a proposed schedule of proceedings to accomplish these tasks in the time period specified by the Telecommunications Act.

The Telecommunications Act recognizes the need for universal service as a matter of legislative policy and statute. Further, the Telecommunications Act requires specific and predictable mechanisms for delivering universal service support, and expressly provides that only eligible telecommunications carriers are entitled to receive universal service support funding. Pacific Telecom intends to seek designation as an eligible telecommunications carrier wherever appropriate, but does not expect any determination of that status for some time, pending the conclusion of the joint board and FCC processes described above. Revenues derived from the existing USF were $46 million in 1995 and $30 million in 1994 and 1993, and are expected to increase with the full year operation in 1996 of the acquisitions in Colorado, Washington and Oregon.

Continuation of the current indexed cap on USF may have a negative impact on Pacific Telecom's revenues, but that impact is not expected to be material. The form and effects of changes to universal service support, if any, under the new Telecommunications Act are unknown at present. The current USF mechanism functions by transferring certain defined costs from the intrastate to the interstate jurisdiction for cost recovery. Any change in this mechanism could permit some costs to be recovered from intrastate sources, depending upon state regulatory policies, the competitive condition of specific intrastate markets and other factors.

OTHER INFORMATION

See Note 2 to Consolidated Financial Statements for information regarding Holdings' acquisition of the 13% publicly held minority interest of Pacific Telecom.

See Note 2 to Consolidated Financial Statements for information regarding the sale of Alascom. The Company recognized an after-tax gain of approximately $37 million from the sale, based on its 87% ownership interest of Pacific Telecom when the sale occurred. Excluding the results of Alascom, the 5-year compound annual growth rate for income from operations would be 7%.

TELECOMMUNICATIONS


Millions of dollars
                                                                                                            5-Year
                                                                                            1995 to 1994    Compound
                                                                                            Percentage      Annual
For the year                       1995      1994      1993      1992      1991      1990   Comparison      Growth
--------------------------------------------------------------------------------------------------------------------------
REVENUES
 Local network service           $120.5    $ 96.9    $ 81.8    $ 74.1    $ 68.4    $ 57.7           24%         16%
 Network access service           223.7     168.5     183.9     174.9     168.2     147.4           33           9
 Long distance network service    150.1     272.0     262.5     275.4     286.1     253.8          (45)        (10)
 Private line service              34.3      58.2      63.8      70.4      66.0      60.1          (41)        (11)
 Sales of cable capacity            3.4       4.6       4.9      10.8      30.9      83.2          (26)        (47)
 Cellular and other               116.6     104.8     105.2      92.6     100.4      80.7           11           8
                                 ------    ------    ------    ------    ------    ------          ---         ---

  Total                           648.6     705.0     702.1     698.2     720.0     682.9           (8)         (1)
                                 ------    ------    ------    ------    ------    ------          ---         ---

EXPENSES
 Depreciation and amortization    111.9     104.5     110.0     114.1     117.3     101.9            7           2
 Operations, maintenance and
   other                          371.4     435.8     451.3     445.5     443.1     426.8          (15)         (3)
                                 ------    ------    ------    ------    ------    ------          ---         ---

  Total                           483.3     540.3     561.3     559.6     560.4     528.7          (11)         (2)
                                 ------    ------    ------    ------    ------    ------          ---         ---

INCOME FROM OPERATIONS            165.3     164.7     140.8     138.6     159.6     154.2            -           1
Interest expense                   42.3      34.8      44.3      52.1      54.9      39.5           22           1
Other (income) expense - net      (63.6)      7.7      14.3     (13.2)    (15.7)    (22.8)           *          23
Income tax expense                 47.0      40.8      23.8      32.5      30.9      42.1           15           2
                                 ------    ------    ------    ------    ------    ------          ---         ---

INCOME FROM CONTINUING
 OPERATIONS(a)                    139.6      81.4      58.4      67.2      89.5      95.4           71           8

Minority interest and other        36.6      10.9       7.5       9.9      12.9      18.8            *          14
                                 ------    ------    ------    ------    ------    ------          ---         ---

EARNINGS CONTRIBUTION FROM
 CONTINUING OPERATIONS (a)       $103.0     $70.5     $50.9    $57.3     $76.6     $76.6           46           6
                                 ------    ------    ------    ------    ------    ------          ---         ---
                                 ------    ------    ------    ------    ------    ------          ---         ---


Identifiable assets              $1,599    $1,378    $1,413    $1,540    $1,702    $1,732           16          (2)
Capital spending                 $  498    $  153    $  126    $  140    $  236    $  475            *           1
Number of employees               2,233     2,762     2,834     2,891     3,050     3,412          (19)         (8)
Telephone access lines(Thousands)   530       418       399       379       357       340           27           9
                                 ------    ------    ------    ------    ------    ------          ---         ---
                                 ------    ------    ------    ------    ------    ------          ---         ---

         *Not a meaningful number.

         (a) Does not reflect elimination of interest on intercompany borrowing arrangements and includes income taxes on a separate-company basis.

The table below contains summarized income statement data for Alascom and the effects of the sale of Alascom in August 1995, which included a $66 million gain realized by Pacific Telecom from the sale, the write off of $20 million of goodwill relating to Alascom and $9 million of minority interest associated with the sale. The table below does not include interest allocations made by Pacific Telecom in these periods.

         Millions of dollars/For the year           1995      1994      1993
                                                   -------   -------   ------
         REVENUES
           Long distance network service           $148.8    $271.4    $261.3
           Private line service                      34.3      58.2      56.5
           Other                                     10.0      13.9      20.0

                                                   -------   -------   ------


           Total                                    193.1     343.5     337.8
         EXPENSES                                   156.2     262.8     278.3

                                                   -------   -------   ------
         INCOME FROM OPERATIONS                      36.9      80.7      59.5
         Other (income) expense - net               (65.9)     (2.3)      2.5
         Income taxes                                14.0      31.4      18.5

                                                   -------   -------   ------
         NET INCOME                                  88.8      51.6      38.5
         Minority interest and other                 32.3       7.7       6.0

                                                   -------   -------   ------
         EARNINGS CONTRIBUTION                   $ 56.5      $ 43.9    $ 32.5
                                                   -------   -------   ------
                                                   -------   -------   ------


The discussion below comparing 1995 to 1994 is presented excluding the effects of the Alascom gain and Alascom's earnings contributions, which are summarized in the table above.

1995 COMPARED TO 1994

REVENUES INCREASED $94 MILLION OR 26%.

- Local network service revenues (local telephone services to residential and business customers) increased $24 million or 24% primarily due to $16 million of revenue from assets acquired in Colorado, Oregon and Washington, the $4 million effect of internal access line growth and a $3 million increase in extended area and enhanced services.

- Network access service revenues (fees charged to long distance interexchange carriers using the local exchange network to access their customers) increased $55 million or 33% due to $43 million of revenues from assets acquired, $7 million from revised LEC revenue estimates for prior years and $2 million of increased USF support.

 .   Cellular and other revenues increased $16 million or 17% primarily due to the $10 million effect of cellular customer growth, $3 million of revenues from assets acquired and a $3 million increase in cable maintenance and restoration revenues due to cable outages.

OPERATING EXPENSES INCREASED $50 MILLION OR 18%.

- Operations expense increased $9 million or 13% primarily due to an increase of $8 million from assets acquired and $5 million from growth in cellular operations.

- Maintenance expense increased $12 million or 16% primarily due to increases of $7 million from assets acquired, $2 million from other LEC maintenance activities, $2 million from growth in access lines and network upgrades and $2 million due to growth in cellular operations.

- Administrative and general expense increased $5 million or 11% primarily due to assets acquired.

- Depreciation expense increased $22 million or 32% primarily due to $16 million from assets acquired and $3 million from increased depreciable plant balances at LECs.

EARNINGS CONTRIBUTION INCREASED $20 MILLION OR 75%.

- Income from operations increased $44 million or 53% primarily due to a $25 million increase from assets acquired. Excluding the effects of asset acquisitions, income from operations increased $19 million or 23%.

- Interest expense increased $8 million or 23% due to the $6 million effect of increased borrowings used to fund assets acquired and $2 million relating to the IRS settlement.

- Other expense decreased $8 million due to the effect of higher overhead and finance costs in 1994.

- Income tax expense increased $24 million due to higher taxable income and reduction of tax benefits relating to amortization of investment tax credits and excess deferred taxes. The gain on the sale of Alascom was recorded without income tax expense because the tax basis in Alascom was greater than the selling price. This caused Pacific Telecom's effective tax rate to decline.

1994 COMPARED TO 1993

REVENUES INCREASED $3 MILLION.

- Local network service revenues increased $15 million or 18% due to $9 million of revenue from enhanced and extended calling area service and the $5 million effect of a 5% access line growth.

- Network access service revenues decreased $15 million or 8% primarily due to a $6 million decrease as a result of the shift to extended calling area services in LECs, the $5 million effect of a decrease in operating expenses used in setting interstate access rates and lower revenue adjustments of $4 million.

- Long distance network service revenues increased $10 million or 4% due to interstate revenues of $19 million relating to the settlement of all open revenue studies and a $3 million improvement in intrastate revenue relating to increased billed minutes. These increases were offset in part by a $6 million decrease in revenue recovery for interstate access expense as a result of the exit of Anchorage Telephone Utility ("ATU") from the National Exchange Carrier Association ("NECA") traffic sensitive pools, the $5 million revenue effect of other recoverable expense reductions and the $3 million effect of a reduced rate base.

- Private line service revenues decreased $6 million or 9% primarily due to Pacific Telecom's exit of certain noncore businesses.

- Cellular and other revenues were virtually unchanged. Increased revenues of $10 million due to growth in cellular operations were offset by other revenue declines. The declines were primarily due to $3 million of revenue in 1993 from service in Saudi Arabia, a $2 million decline in long lines equipment resale revenue and a $2 million decline in LEC billing and collection revenue.

OPERATING EXPENSES DECREASED $21 MILLION OR 4%.

- Operations expense decreased $2 million or 1%. Access expense decreased $3 million due to a $6 million decrease in intrastate access expense relating to the exit of ATU from NECA traffic sensitive pools, partially offset by the $4 million effect of increased facility costs and higher common carrier network usage. Leased circuit expense decreased $4 million primarily due to the sale of noncore businesses. The decreases were offset in part by $4 million of increased expense due to cellular customer growth.

- Maintenance expense decreased $4 million or 4% primarily due to the effect of a $3 million one-time charge in 1993 relating to service provided in Saudi Arabia.

- Administrative and general expense decreased $10 million or 11% primarily due to $8 million of reduced corporate support and employee benefit expense and $2 million relating to noncore businesses that were sold.

- Depreciation and amortization expense decreased $6 million or 5% due to the $6 million effect of a reduction in rates allowed for LECs in Alaska and a $3 million reduction relating to noncore businesses that were sold, offset in part by the $3 million effect of increased LEC plant in service.

EARNINGS CONTRIBUTION INCREASED $20 MILLION OR 39%.

-   Income from operations increased $24 million or 17%.

- Interest expense decreased $10 million or 22% due to the $15 million effect of lower debt levels, partially offset by the $5 million effect of higher interest rates.

- Other expense decreased $7 million primarily due to decreased valuation adjustments for noncore businesses in 1994.

- Income tax expense increased $17 million or 71% primarily due to higher taxable income and a higher effective tax rate.


OTHER

Other includes three main businesses, as well as the activities of PacifiCorp Holdings, Inc. ("Holdings"). PacifiCorp Financial Services, Inc. ("PFS") has tax-advantaged investments in affordable housing and has leasing operations that consist principally of leveraged aircraft leases. Pacific Generation Company ("PGC") has ownership interests in the independent power production and cogeneration businesses. Powercor Australia Limited ("Powercor"), an electricity distributor in Australia, was purchased on December 12, 1995 and the results of operations of Powercor have been included in the earnings contribution for 19 days. See Note 2 to Consolidated Financial Statements for information regarding the acquisition of Powercor.


                                                      Identifiable Assets
Millions of dollars/December 31                    1995      1994      1993
-------------------------------------------------------------------------
PFS                                              $  697    $  731    $1,116
PGC                                                 116       113       122
Powercor                                          1,751         -         -
Holdings and other                                  253       252       251
                                                  -----     -----     -----
  Total                                          $2,817    $1,096    $1,489
                                                  -----     -----     -----
                                                  -----     -----     -----


                                                     Earnings Contribution
Millions of dollars/For the year                   1995      1994      1993
-------------------------------------------------------------------------
PFS                                               $30.4      $3.0    $(3.1)
PGC                                                 5.6       8.5      6.5
Powercor                                             .7         -        -
Tax settlement                                     32.2         -        -
Holdings and other                                 18.0       6.5      6.8
                                                  -----     -----     -----
  Total                                           $86.9     $18.0    $10.2
                                                  -----     -----     -----
                                                  -----     -----     -----


1995 COMPARED TO 1994

The earnings contribution of other businesses increased $69 million primarily due to the $32 million of tax adjustment relating to the settlement with the IRS described on page 25 and a $27 million increase in the earnings contribution of PFS. The increase for PFS was primarily due to the after-tax effects of valuation and impairment charges of $19 million included in the 1994 results and increased gains of $4 million in 1995 from sales of finance and real estate assets. The contribution of PGC declined $3 million primarily due to increased development activities and expenditures relating to acquisition activities. Charitable contributions by Holdings decreased $8 million from 1994 and income tax expense decreased $5 million.

1994 COMPARED TO 1993

The earnings contribution of other businesses increased $8 million, or 76%, to $18 million in 1994. PFS' earnings increased $6 million primarily due to gains associated with sales of certain assets. Revenues and expenses for PFS decreased due to lower levels of finance assets and lower valuation adjustments in 1994. Earnings from PGC increased $2 million. Interest revenues from the note received in connection with the sale of NERCO increased $12 million and interest expense for Holdings decreased $6 million. These positive results were partially offset by increased income tax expense for Holdings of $11 million and a $10 million charitable donation expense in 1994.

PFS

PFS has been selling and liquidating real estate properties, computer leasing and manufacturing operations and investment and asset-based lending portfolios. PFS expects to retain only its tax-advantaged investments in leveraged lease assets (primarily aircraft) and affordable housing projects, which represents $472 million of its assets. PFS plans to pursue new investment opportunities in affordable housing as long as there are tax incentives associated with such investments.

POWERCOR

Powercor is an electricity distributor serving approximately 540,000 customers in suburban Melbourne and the western and central regions of the State of Victoria in southeast Australia. Powercor is one of five electricity distribution businesses formed by the State of Victoria, each comprising a geographically based, regulated distribution network and a retail function that supplies a combination of franchise customers on a geographic basis and nonfranchise or contestable customers on a competitive basis. Powercor's distribution area covers approximately 57,915 square miles. This region is the largest franchise area in Victoria, representing approximately 64% of the total area of Victoria. The Powercor distribution area accounts for over 1,450,000 people (approximately 32% of Victoria's population).

The Powercor acquisition is expected to positively impact earnings in 1997 and will enable the Company to gain experience in an incentive-based regulatory environment, which should prepare the Company for the increasingly deregulated and competitive markets in the United States. In addition, the Company plans to employ its wholesale marketing expertise in the developing power markets in Australia. The acquisition also positions the Company to take advantage of future opportunities in international markets, including those that are expected to arise in connection with the privatization of Victoria's generating stations during 1996 and the potential privatization of the electric utility business in other Australian states.

Powercor was a part of Victoria's integrated electricity business and has operated as a separate entity only since May 1994. Although a significant portion of Powercor's future results will be based on tariffs that are established through 2000, the absence of an operating history for Powercor creates uncertainties as to its contribution in 1996 and subsequent periods. Additional uncertainties exist because Powercor's franchise customers will progressively become able to choose alternative energy suppliers over the period to January 1, 2001. In addition, operations in a foreign country can present currency exchange, inflation, convertibility and repatriation risks. Holdings has mitigated some of these risks in part through use of an acquisition loan denominated in Australian dollars and certain currency exchange agreements.

PGC

PGC is engaged in the independent power production and cogeneration business, principally in the United States. PGC has interests in 12 power generation projects representing 808 MW of generation capacity. The facilities employ a variety of generation processes, including solid waste, biomass, coal, natural gas, hydro and wind technologies.

The independent power production and cogeneration businesses conducted by PGC involve numerous risks relating to the acquisition, development, construction and operation of power production facilities. These risks include supply interruptions, work stoppages, labor disputes, weather interferences, unforeseen engineering, environmental and geological problems, unanticipated cost overruns and breakdown or failure of equipment or processes.

BUSINESS EXPANSION

Holdings is expanding its nonregulated businesses that are engaged in wholesale marketing and aggregating of electricity, fuels management, utilities services and retail energy services. On January 30, 1996, Holdings and Big Rivers Electric Corporation ("Big Rivers"), a generation and transmission cooperative based in Henderson, Kentucky, signed a letter of intent providing for PacifiCorp Kentucky Energy Company ("PKE"), a wholly owned subsidiary of Holdings, to operate and manage Big Rivers' power plants under a 25-year operating agreement.

Under the terms of the proposed transaction, Big Rivers would retain ownership of its assets and continue to operate its transmission system in western Kentucky. PKE would be required to make payments of $30 million per year during the term of the operating agreement, which obligation would be guaranteed by Holdings. PKE would sell power to Big Rivers under a long-term contract and the surplus output from the 1,740 megawatts of generation assets owned by Big Rivers would be marketed.

Consummation of the proposed transaction is subject to conditions, including negotiation of definitive agreements, approval by Big Rivers' creditors of a restructuring of its debt, termination or renegotiation of all fuel contracts to bring prices in line with current market conditions, and certain state and federal regulatory approvals. Definitive agreements are subject to approval by the boards of directors of Holdings and Big Rivers, as well as the boards of the member cooperatives of Big Rivers. The parties currently expect to receive the required approvals by December 31, 1996.

The Company believes that the Big Rivers transaction will add to shareholder value, provide a base in the eastern power markets from which the Company can implement a national power marketing strategy and allow it to capitalize on its capabilities in low-cost plant operation and fuel management. The Company expects to consider additional opportunities for the acquisition or construction of strategic generating assets in the eastern United States.

The information in the table below and elsewhere in this report includes forward-looking statements that involve a number of risks and uncertainties, including the matters identified under "Electric Operations," "Telecommunications" and "Other" as factors that may influence the financial performance and earnings of the Company and its subsidiaries. Financial forecasts involve estimates as to the future which, notwithstanding the fact that they are presented with numeric specificity, may or may not prove to be accurate. This information reflects numerous assumptions as to industry performances, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the Company. Similarly, this information assumes certain future business decisions which are subject to change. Among other things, the forecasted acquisition information assumes the ability of the Company's subsidiaries to consummate future acquisitions that have not been identified. There can be no assurance that the results predicted will be realized. Actual results will vary from those represented by the forecasts, and those variations may be material.



LIQUIDITY AND CAPITAL RESOURCES

Millions of dollars
                                                                       Actual                            Forecasted
For the year                                 1993         1994         1995         1996         1997       1998
-------------------------------------------------------------------------------------------------------------------

NET CASH FLOW FROM CONTINUING OPERATIONS
  Electric Operations                      $  764       $  747       $  700
  Telecommunications                          180          141          152
  Other                                        93           74           60
                                            -----        -----        -----

  Total                                     1,037          962          912

  Cash Dividends Paid                         366          345          346
                                            -----        -----        -----

NET                                        $  671       $  617       $  566     $725-775     $750-800     $750-800
                                            -----        -----        -----      -------      -------      -------
                                            -----        -----        -----      -------      -------      -------

CONSTRUCTION
  Electric Operations                      $  636       $  638       $  455     $    451     $    475     $    493
  Telecommunications                          103          148          122          114          147          145
  Powercor                                      -            -            2           69           71           74
  Other                                         3            3            -           56           10           11
                                            -----        -----        -----      -------      -------       -------
  Total                                       742          789          579          690          703          723

ACQUISITIONS AND INVESTMENTS
  Electric Operations                           1            -            -       240(a)            -            -
  Telecommunications                           23            5          376       263(b)          165            -
  Powercor                                      -            -        1,589            -            -            -
  Other                                        41           10          175           83           29            -
                                            -----        -----        -----      -------      -------       ------

TOTAL CAPITAL SPENDING                     $  807       $  804       $2,719     $  1,276     $    897     $    723
                                            -----        -----        -----      -------      -------      -------
                                            -----        -----        -----      -------      -------      -------

MATURITIES OF LONG-TERM DEBT AND
  CAPITAL LEASE OBLIGATIONS
  Electric Operations                      $   62       $   76       $   51     $    183     $    210     $    199
  Telecommunications                           32           17           15            5           16           29
  Other                                       273           61           29           18           19           13

                                            -----        -----        -----      -------      -------      -------

  Total                                    $  367       $  154       $   95     $    206     $    245     $    241
                                            -----        -----        -----      -------      -------      -------

OTHER REFINANCINGS                         $  864       $  295       $  191
                                            -----        -----        -----
                                            -----        -----        -----



(a) In 1995, Electric Operations exercised its option to purchase a 50% interest in a 474 megawatt, natural gas-fired generating plant in Hermiston, Oregon, estimated to cost $174 million. Electric Operations also plans to participate in two wind generation projects, estimated to cost $66 million.

(b) Pacific Telecom entered into an agreement to purchase certain US WEST Communications, Inc. assets in Minnesota for $103 million.

ELECTRIC OPERATIONS

Electric Operations uses several tools to plan for future growth. The planning process starts with the Electric Operations' least-cost plan, which is periodically reviewed. Electric Operations' three-year financial forecast is derived, in part, from the least-cost plan. These plans define how Electric Operations intends to acquire efficient, cost-effective energy resources for its customers and achieve its financial and operating goals.

For the period 1996 to 2000, annual retail megawatt-hour sales are expected to increase at an average rate of about 2% per year. In 1996, Electric Operations currently plans to acquire new demand-side resources that are expected to conserve about 23 average megawatts. Electric Operations' plan relies on no single energy source to meet customers' needs. Electric Operations has identified a variety of resource alternatives to manage supply and demand, such as purchases of existing power plants, improvements in equipment and operations at its own generating facilities, power purchase agreements and demand-side resources. Demand-side options include customer efficiency programs to reduce existing energy use and to make new customer usage more efficient.

CONSTRUCTION

During 1995, Electric Operations invested in construction consisting of production, $106 million; transmission, $17 million; distribution, $244 million; and other, $88 million.

Electric Operations' estimated construction expenditures for 1996 through 1998 are set forth below.


    Millions of dollars/For the year         1996      1997      1998
                                             ----      ----      ----

    Production                               $ 97      $ 97      $110
    Transmission                               38        47        45
    Distribution                              185       209       210
    Other                                     131       122       128
                                             ----      ----      ----
    Total                                    $451      $475      $493
                                             ----      ----      ----
                                             ----      ----      ----


Included in the table above are Electric Operations' estimates of the capital costs of acquiring demand-side resources. Electric Operations is implementing demand-side programs to improve the energy efficiency of residences, commercial buildings and industrial facilities -- both new and existing.

ACQUISITIONS

In 1993, Electric Operations signed a contract to purchase the entire output from the Hermiston Generating Project located near Hermiston, Oregon. This 474 megawatt natural gas cogeneration project is being developed by U.S. Generating Company ("U.S. Generating"). In November 1994, U.S. Generating commenced construction of the plant. In 1995, Electric Operations exercised its option to purchase, subject to certain conditions, a 50% ownership interest in this project for approximately $174 million. The payment is also contingent upon commercial operation of the plant, which is expected to occur in July 1996.

Electric Operations also plans to participate in two wind projects located in Washington and Wyoming, estimated to cost $66 million.

CAPITAL RESOURCES

Electric Operations expects to support its capital and maturing debt requirements primarily through internally generated cash flows and issuances of additional debt. Sales of preferred stock and common stock will also be considered. See "Financing Activities" on page 39.

TELECOMMUNICATIONS

During 1995, Pacific Telecom continued to implement its strategy of expanding its local telephone exchange businesses in rural and suburban markets. The year 1995 was a year of transition as Pacific Telecom exited its long distance business in Alaska and redeployed its capital into acquisitions of local exchange properties.

ACQUISITIONS

During 1995, Pacific Telecom purchased local exchange properties from US WEST Communications, Inc. ("USWC") in Colorado, Oregon and Washington. Assets serving approximately 90,000 access lines were purchased for $376 million. Pacific Telecom signed an agreement with USWC in December 1995 to acquire additional local exchange properties in Minnesota. These properties in Minnesota serve approximately 26,600 access lines and will cost $103 million. This transaction is expected to close in 1996.

Pacific Telecom continues to seek expansion of its local exchange operations and cellular interests through the acquisition of additional LECs and assets and cellular properties that complement its existing properties and operations. For LECs, Pacific Telecom seeks to realize economies of scale through these acquisitions, particularly where the properties are near Pacific Telecom's current operations or are of sufficient size to support moving into a new geographic area. For cellular, Pacific Telecom may increase its ownership interests in certain cellular properties in order to achieve ownership control and to consolidate Pacific Telecom's cellular service areas into larger contiguous units for operating and network efficiencies. This plan may be accomplished through the exchange of existing cellular interests and/or future acquisitions.

DISPOSITION

In August 1995, Pacific Telecom sold Alascom to AT&T for cash proceeds of $366 million, consisting of a $75 million transition payment in July 1994, an October 1994 down payment of $30 million and a $261 million payment received at closing.


CONSTRUCTION

During 1995, Pacific Telecom's construction expenditures consisted of $106 million for local exchange operations, $7 million for long lines, $7 million for cellular operations and $2 million for other. These expenditures related mainly to network upgrades and growth in Pacific Telecom's operations.

Construction expenditures for 1996 through 1998 are estimated to be as follows:


    Millions of dollars/For the year         1996      1997      1998
                                             ----      ----      ----

    Local exchange                           $102      $136      $136
    Cellular                                    8         7         5
    Other                                       4         4         4
                                              ---       ---       ---
    Total                                    $114      $147      $145
                                              ---       ---       ---
                                              ---       ---       ---


CAPITAL RESOURCES

Pacific Telecom funded the acquisitions of local exchange properties with proceeds from the sale of Alascom and borrowings under its Series B medium-term note program. Pacific Telecom expects to fund the pending acquisition in Minnesota and any future acquisitions through a combination of internally generated funds and external debt and expects to fund its construction expenditures primarily through internally generated cash. Pacific Telecom established a Series C medium-term note program in January 1996.

OTHER

ACQUISITIONS

On December 12, 1995, Holdings purchased Powercor, an electricity distributor in Australia, from the State of Victoria for approximately $1.6 billion in cash. The acquisition of Powercor was financed with borrowings of $896 million in Australia under a $984 million credit facility and with an equity contribution from Holdings which was initially financed with short-term debt in the United States. Holdings is not obligated with respect to the Australian borrowings, which were made by a subsidiary of Holdings.

During 1995, Holdings purchased the minority shares of Pacific Telecom. Shareholders tendering shares were paid a total of $131 million, or $30 per share, and an accrued liability of $28 million was established to cover estimated amounts payable to dissenters.

During 1995, PFS invested $44 million in affordable housing projects. In 1996 and 1997, PFS plans to invest $32 million and $23 million, respectively, in affordable housing projects. In addition, PFS expects to be involved in the construction of affordable housing projects with costs of $18 million in 1996 and $10 million in 1997.

PGC estimates it will invest $31 million in independent power projects in 1996.

CONSTRUCTION

Construction expenditures for Powercor are estimated to be $69 million in 1996, $71 million in 1997 and $74 million in 1998. These expenditures are related mainly to distribution facilities. Powercor expects to fund its construction expenditures primarily through internally generated cash.

DISPOSITIONS

During 1995, PFS reduced its identifiable assets by $34 million. Proceeds from sales of its assets were used to reduce debt.

CAPITAL RESOURCES

The Company's other businesses expect to fund scheduled debt maturities and financing commitments through cash flows from operations, issuances of additional debt and, to a lesser extent, through further asset sales by PFS.

OPERATING ACTIVITIES

Consolidated operating needs, dividends and construction expenditures are primarily funded from cash provided by operations. Cash provided by continuing operations less dividends paid provided 98%, 78% and 90% of construction expenditures in 1995, 1994 and 1993, respectively. Consolidated cash flows provided by operating activities declined $50 million in 1995 primarily due to the tax settlement with the IRS.

FINANCING ACTIVITIES

COMMON STOCK

Open market purchases of the Company's common stock were used throughout 1995 for the Dividend Reinvestment and Employee Savings and Stock Ownership Plans. The Company periodically evaluates the advantages of common share issuances in the context of its current capital structure, financing needs and market price and the Company began to issue common stock under these plans in February 1996. In addition, the Company completed a public offering of 9.7 million shares of common stock in March 1996 for net proceeds of $197 million.

The Company paid common stock dividends of $307 million in 1995 and $305 million in 1994.

SHORT-TERM AND LONG-TERM DEBT, INCLUDING CURRENT MATURITIES

Consolidated debt increased $1.9 billion in 1995. The acquisition of Powercor was financed with $1.6 billion of debt, $896 million was financed in Australia and $700 million was borrowed in the United States. The Company's debt increased $460 million primarily due to increased commercial paper and bank line borrowings of $247 million and issuances of $176 million of junior subordinated debentures due 2025 through 2035 with average interest rates of 8.4%, $100 million of 6 5/8% First Mortgage and Collateral Trust Bonds due June 1, 2007 and $52 million of environmental improvement bonds due 2025. Proceeds were used to retire $56 million of previously issued first mortgage bonds, with interest rates ranging from 7% to 7 3/4% and maturities from 1998 to 2002, and to retire $44 million of maturing debt. The Company exchanged $56 million of the junior subordinated debentures for 2,233,037 shares of $1.98 No Par Serial Preferred Stock, Series 1992. Holdings debt increased $401 million due to issuance of commercial paper and short-term bank line borrowings. Pacific Telecom debt increased $141 million due to borrowings under revolving credit agreements and issuances of medium-term notes. At December 31, 1995, the consolidated variable rate debt totaled $2.8 billion.

At December 31, 1995, the Company had $730 million of first mortgage bonds and common stock registered for sale with the Securities and Exchange Commission, including $400 million remaining from the Company's Series G medium-term note program. Of the amount registered, $200 million of Series G notes were sold in January 1996 and $197 million of common stock was sold in March 1996.

Holdings has executed various agreements that support certain obligations of PFS, under which Holdings has agreed to maintain ownership of not less than 80% of the voting shares of PFS; provide equity contributions to PFS to maintain its tangible net worth at not less than $10 million; and provide liquidity support.

POLICY

To insure access to capital markets and to produce a competitive cost of capital, the Company attempts to maintain an appropriate mix of debt and equity in its consolidated capital structure. In order to maintain its target debt rating of "A", the Company has a target debt to capitalization guideline range of 48% to 54%. As a result of the Powercor acquisition, the Company's consolidated debt was 60% of consolidated capitalization at December 31, 1995. The Company sold additional shares of common stock in early 1996 to improve the equity portion of its capital structure. Within its debt structure, the Company has attempted to match the life of its borrowed liabilities with its assets and to manage its exposure to fluctuating interest rates.

DERIVATIVES

The Company has used derivative financial instruments to increase the predictability of cash flow, reduce net income exposure to changing interest rates, reduce the overall cost of borrowing and adjust its liability portfolio to better align with its asset portfolio. In addition, the Company has recently begun to employ derivative products to manage risks associated with electricity sales and purchases.

In 1994, the Company adopted a derivative policy recognizing derivative financial instruments as an integral part of its risk management system. This policy establishes the involvement of the Board of Directors and senior management in periodic reviews of the use of derivative transactions and market positions and periodic assessments of compliance with the policy. The policy also includes credit criteria for counterparties and formal requirements for documentation. The derivative policy was updated early in 1996 to include a risk management program for hedging and trading transactions in electricity futures and other electricity related financial products.

The Company uses interest rate swaps to adjust the characteristics of its liability portfolio by hedging portions of its interest expense allowing the Company to establish a mix of fixed or variable interest rates on its outstanding debt. Currency swaps are used to hedge against fluctuations in the Australian dollar and the Japanese yen. At December 31, 1995, the Companies had interest rate swaps on debt with an aggregate notional amount of $220 million and currency swaps totaling $350 million. During 1995, Holdings entered into three foreign currency swaps with an aggregate notional amount of $300 million to hedge a portion of Holdings investment in its Australian subsidiary.

As the electric industry becomes less regulated and the price of electricity is influenced more by market conditions rather than price regulation, utilities and customers will be subject to market price fluctuations. The Company anticipates engaging in hedging and trading transactions in electricity futures and other electricity related financial products as the Company and its customers attempt to reduce risks associated with price fluctuations in the electricity market.

LIMITS

The Company's Articles of Incorporation limit the amount of unsecured debt outstanding to the equivalent of 30% of total defined equity and secured debt. Under this provision, approximately $770 million principal amount of additional unsecured debt could have been outstanding at December 31, 1995.

Issuance of the Company's mortgage bonds or preferred stock is limited by earnings coverage and fundable property provisions of the Company's mortgage indentures and its Articles of Incorporation. Under these provisions and at current interest rates, approximately $2.4 billion of additional mortgage bonds or $3.4 billion of preferred stock could have been issued at December 31, 1995. However, certain of the Company's credit facilities would have limited additional long-term borrowings to approximately $190 million at December 31, 1995. In January 1996, the Company's credit facilities were amended and approximately $940 million of long-term borrowings were available.

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


QUARTERLY FINANCIAL DATA (UNAUDITED)

Millions of dollars,
except per share amounts/            March        June   September    December
Quarter ended                          31          30        30          31
------------------------------------------------------------------------------

1995

Revenues                            $854.2      $807.9      $849.7      $889.1
Income from operations               264.4       217.6       284.4       281.4
Net income                           114.8        93.5       169.0(a)    127.7
Earnings on common stock             104.7        83.3       158.9(a)    119.4
Earnings per common share              .37         .29         .56(a)       .42
Common dividends paid per share        .27         .27          .27         .27
Common dividends declared
  per share                            .27         .27         .27         .27
Common stock price
  per share (NYSE)
    High                            19 3/4      19 7/8      19 1/2      21 5/8
    Low                             18          18 1/2      17 1/2      18 3/4

1994

Revenues                            $865.3      $836.1      $915.0      $890.1
Income from operations               259.4       210.3       271.9       280.7
Net income                           120.5        89.3       131.8       126.4
Earnings on common stock             110.8        79.3       121.8       116.4
Earnings per common share              .39         .28         .43         .41
Common dividends paid per share        .27         .27         .27         .27
Common dividends declared
  per share                            .27         .27         .27         .27
Common stock price
  per share (NYSE)
    High                            19 1/2      18 3/8      18 3/8      19 1/8
    Low                             17 1/4      16          15 7/8      16 1/2


(a) The third quarter results of operations includes a gain of $37 million or $.13 per share relating to the sale of Alascom.


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

The Company's financial statements were audited by Deloitte & Touche LLP, independent public accountants. Management made available to Deloitte & Touche LLP all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

Management of the Company established and maintains an internal control structure that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition and the prevention and detection of fraudulent financial reporting. The Company maintains an internal auditing program that independently assesses the effectiveness of the internal control structure and recommends possible improvements. Deloitte & Touche LLP also considered the internal control structure in connection with their audit. Management considers the internal auditors' and Deloitte & Touche LLP's recommendations concerning the Company's internal control structure and takes cost-effective actions to respond appropriately to these recommendations.

The Company's "Guide to Business Conduct" is distributed to employees throughout the Company to provide a basis for ethical standards and conduct. The guide addresses, among other things, potential conflicts of interests and compliance with laws, including those relating to financial disclosure and the confidentiality of proprietary information.

The Audit Committee of the Board of Directors is comprised solely of outside directors. It meets at least quarterly with management, Deloitte & Touche LLP, internal auditors and counsel to review the work of each and ensure the Committee's responsibilities are being properly discharged. Deloitte & Touche LLP and internal auditors have free access to the Committee, without management present, to discuss their audit work and their evaluations of the adequacy of the internal control structure and the quality of financial reporting.



INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PACIFICORP:

We have audited the accompanying consolidated balance sheets of PacifiCorp and subsidiaries as of December 31, 1995 and 1994, and the related statements of consolidated income and retained earnings and of consolidated cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of PacifiCorp and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 12 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes and other postretirement benefits.


DELOITTE & TOUCHE LLP
Portland, Oregon
February 13, 1996

STATEMENTS OF CONSOLIDATED
INCOME AND RETAINED EARNINGS

Millions of dollars, except per share amounts
For the year                                    1995      1994      1993
--------------------------------------------------------------------------------

REVENUES                                      $3,400.9  $3,506.5  $3,405.4
                                              --------  --------  --------

EXPENSES
  Operations                                   1,261.7   1,400.3   1,369.9
  Maintenance                                    281.0     292.3     294.2
  Administrative and general                     246.2     244.6     247.4
  Depreciation and amortization                  444.0     424.3     404.8
  Taxes, other than income taxes                 120.2     122.7     119.9
                                               -------   -------   -------
  Total                                        2,353.1   2,484.2   2,436.2
                                               -------   -------   -------

INCOME FROM OPERATIONS                         1,047.8   1,022.3     969.2
                                               -------   -------   -------

INTEREST EXPENSE AND OTHER
  Interest expense                               378.7     334.5     376.9
  Interest capitalized                           (15.1)    (14.5)    (13.9)
  Minority interest and other                    (59.6)    (15.5)     (3.9)
                                               -------   -------   -------
  Total                                          304.0     304.5     359.1
                                               -------   -------   -------

Income from continuing operations before
  income taxes                                   743.8     717.8     610.1
Income taxes                                     238.8     249.8     187.4
                                               -------   -------   -------

INCOME FROM CONTINUING OPERATIONS
  BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE                           505.0     468.0     422.7
Discontinued operations less applicable
  income tax expense of $26.0                        -         -      52.4
Cumulative effect on prior years of
  change in accounting for income taxes              -         -       4.0
                                               -------   -------   -------
NET INCOME                                       505.0     468.0     479.1

RETAINED EARNINGS, JANUARY 1                     474.3     351.3     210.4
Cash dividends declared
  Preferred stock                                (38.4)    (39.6)    (39.5)
  Common stock per share of $1.08               (308.5)   (305.4)   (298.7)
                                               -------   -------   -------

RETAINED EARNINGS, DECEMBER 31                $  632.4  $  474.3  $  351.3
                                              --------   -------   -------
                                              --------   -------   -------

EARNINGS ON COMMON STOCK (Net income
  less preferred dividend requirement)        $  466.3  $  428.3  $  439.8

Average number of common shares
  outstanding (Thousands)                      284,272   282,912   274,551

EARNINGS PER COMMON SHARE
  Continuing operations                       $   1.64  $   1.51  $   1.40
  Discontinued operations                            -         -       .19
  Cumulative effect on prior years of
    change in accounting for income taxes            -         -       .01
                                              --------  --------  --------
Total                                         $   1.64  $   1.51  $   1.60
                                              --------  --------  --------
                                              --------  --------  --------


(See accompanying Notes to Consolidated Financial Statements)

CONSOLIDATED BALANCE SHEETS


Assets
Millions of dollars/December 31                      1995              1994
--------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
  Electric utility
    Production                                    $ 4,420.0         $ 4,390.2
    Transmission                                    2,042.5           1,974.6
    Distribution                                    2,829.9           2,628.9
    Other                                           1,655.7           1,583.5
                                                  ---------          --------
  Electric utility                                 10,948.1          10,577.2
  Electricity distributor                           1,286.5                 -
  Telecommunications                                1,592.9           1,572.7
  Other                                                65.0              64.9
  Accumulated depreciation and amortization       (4,280.5)          (4,136.9)
                                                   --------          --------
  Net                                               9,612.0           8,077.9
  Construction work in progress                       340.3             368.3
                                                   --------          --------
  Total Property, Plant and Equipment - Net         9,952.3           8,446.2
                                                   --------          --------

CURRENT ASSETS
  Cash and cash equivalents                            22.2              23.3
  Accounts receivable less allowance for doubtful
    accounts:  1995/$7.4 and 1994/$9.4                545.0             442.7
  Materials, supplies and fuel stock at average
    cost                                              212.1             193.2
  Inventory                                            62.8              66.3
  Other                                                70.1              89.9
                                                   --------          --------
  Total Current Assets                                912.2             815.4
                                                   --------          --------

OTHER ASSETS
  Investments in and advances to affiliated
    companies                                         187.9             189.9
  Intangible assets - net                             743.2             237.2
  Regulatory assets - net                           1,060.3           1,081.2
  Finance note receivable                             217.5             220.7
  Finance assets                                      453.7             481.9
  Real estate investments                             179.8             166.5
  Deferred charges and other                          308.3             206.6
                                                   --------          --------
  Total Other Assets                                3,150.7           2,584.0
                                                   --------          --------

TOTAL ASSETS                                      $14,015.2         $11,845.6
                                                  ---------         ---------
                                                  ---------         ---------


(See accompanying Notes to Consolidated Financial Statements)

CAPITALIZATION AND LIABILITIES

Millions of dollars/December 31                        1995         1994
--------------------------------------------------------------------------------
COMMON EQUITY
  Common shareholders' capital
    shares authorized 750,000,000;
    shares outstanding: 1995/284,276,709
    and 1994/284,251,024                          $ 3,012.9      $ 3,010.6
  Retained earnings                                   632.4          474.3
  Guarantees of Employee Stock Ownership
    Plan borrowings                                   (12.2)         (25.1)
                                                   --------       --------
  Total Common Equity                               3,633.1        3,459.8
                                                   --------       --------

PREFERRED STOCK                                       311.5          367.4
                                                   --------       --------

PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION       219.0          219.0
                                                   --------       --------

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS        4,968.2        3,768.2
                                                   --------       --------

CURRENT LIABILITIES
  Long-term debt and capital lease obligations
    currently maturing                                206.1           95.8
  Notes payable and commercial paper                1,021.1          454.7
  Accounts payable                                    345.3          338.4
  Taxes, interest and dividends payable               256.4          253.3
  Customer deposits and other                         176.0          126.8
                                                   --------       --------
  Total Current Liabilities                         2,004.9        1,269.0
                                                   --------       --------

DEFERRED CREDITS
  Income taxes                                      1,910.1        1,822.6
  Investment tax credits                              159.2          190.1
  Other                                               786.2          641.6
                                                   --------       --------
  Total Deferred Credits                            2,855.5        2,654.3
                                                   --------       --------

MINORITY INTEREST                                      23.0          107.9
                                                   --------       --------

COMMITMENTS AND CONTINGENCIES (SEE NOTES 8 AND 9)

TOTAL CAPITALIZATION AND LIABILITIES              $14,015.2      $11,845.6
                                                  ---------      ---------
                                                  ---------      ---------

(See accompanying Notes to Consolidated Financial Statements)

STATEMENTS OF CONSOLIDATED CASH FLOWS

Millions of dollars
For the year                                                 1995         1994       1993
------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Income from continuing operations                       $   505.0     $ 468.0     $ 422.7
  Adjustments to reconcile income from
    continuing operations to net cash
    provided by operating activities
    Depreciation and amortization                             466.2       472.5       468.3
    Deferred income taxes and investment tax
      credits - net                                            62.5        (7.5)      113.5
    Minority interest and other                               (28.6)       23.6        22.9
    Accounts receivable and prepayments                       (71.5)        5.4        52.9
    Materials, supplies, fuel stock and inventory              (8.6)       11.8        26.1
    Accounts payable and accrued liabilities                  (13.0)      (11.7)      (69.0)
                                                           --------      ------    --------

NET CASH PROVIDED BY OPERATING ACTIVITIES                     912.0       962.1     1,037.4
                                                           --------      ------    --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Construction                                               (578.6)     (788.7)     (741.5)
  Operating companies and assets acquired                  (2,002.1)       (5.9)      (18.8)
  Investments in and advances to
    affiliated companies - net                                 (7.0)       (9.5)      (46.8)
  Purchase of minority interest of Pacific Telecom           (131.4)          -           -
  Proceeds from sales of assets                               377.0       381.6       602.8
  Proceeds from sales of finance assets and
    principal payments                                         36.6       109.1       168.3
  Purchase of finance assets                                   (1.2)       (7.8)      (57.7)
  Investment in finance note                                      -           -      (225.0)
  Other                                                       (26.2)      (18.9)       55.6
                                                           --------      ------    --------

NET CASH USED IN INVESTING ACTIVITIES                      (2,332.9)     (340.1)     (263.1)
                                                           --------      ------    --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Changes in short-term debt                                  581.5       (98.7)       (8.6)
  Proceeds from long-term debt                              1,530.8       246.6       698.9
  Proceeds from issuance of common stock                         .4        57.2       197.4
  Dividends paid                                             (346.5)     (344.8)     (366.7)
  Repayments of long-term debt and capital
    lease obligations                                        (285.8)     (448.5)   (1,230.9)
  Redemptions of capital stock                                 (2.6)          -       (50.0)
  Other                                                       (58.0)      (41.7)      (33.4)
                                                           --------      ------    --------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES         1,419.8      (629.9)     (793.3)
                                                           --------      ------    --------

DECREASE IN CASH AND CASH EQUIVALENTS                          (1.1)       (7.9)      (19.0)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 23.3        31.2        50.2
                                                           --------      ------    --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                  $    22.2     $  23.3   $    31.2
                                                           --------      ------    --------
                                                           --------      ------    --------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the year for
    Interest (net of amount capitalized)                  $   407.7     $ 399.4   $   435.6
    Income taxes                                              185.5       225.6       145.5
  Noncash financing activities
    8.55% Junior subordinated debentures
      exchanged for 2,233,037 shares of
      $1.98 no par serial preferred stock                      55.9


(See accompanying Notes to Consolidated Financial Statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 1995, 1994 and 1993


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements of PacifiCorp (the "Company") include its integrated electric utility operating divisions of Pacific Power and Utah Power and its wholly owned and majority owned subsidiaries. Major subsidiaries, all of which are wholly owned, are: PacifiCorp Holdings, Inc. ("Holdings"), which holds all of the Company's nonintegrated electric utility investments, including Pacific Telecom, Inc., a telecommunications operation (formerly 87% owned, see
Note 2); Powercor Australia Limited, an Australian electricity distributor; and PacifiCorp Financial Services, Inc., a financial services business. Together these businesses are referred to herein as the Companies. Significant intercompany transactions and balances have been eliminated.

Investments in and advances to affiliated companies represent investments in unconsolidated affiliated companies carried on the equity basis, which approximates the Company's equity in their underlying net book value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

REGULATION

Accounting for the utility businesses conforms with generally accepted accounting principles as applied to regulated public utilities and as prescribed by agencies and the commissions of the various locations in which the utility businesses operate.

ACCOUNTING FOR THE EFFECTS OF REGULATION

The Company prepares its financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulation." Accounting under SFAS 71 is appropriate as long as: rates are established by or subject to approval by independent, third-party regulators; rates are designed to recover the specific enterprise's cost-of-service; and in view of demand for service, it is reasonable to assume that rates set at levels that will recover costs can be charged to and collected from customers. In applying SFAS 71, the Company must give consideration to changes in the level of demand or competition during the cost recovery period. In accordance with SFAS 71, the Company's utility operations capitalize certain costs in accordance with regulatory authority whereby those costs will be expensed and recovered in future periods. Regulatory assets-net at December 31, 1995 and 1994 included the following:

Millions of dollars/December 31                 1995         1994
                                              -------       -------
Deferred taxes - net                         $  687.1      $  707.1
Deferred pension costs                          116.8         148.3
Demand-side resource costs                      110.0          84.6
Unamortized net losses on reacquired debt        71.8          78.2
Unrecovered Trojan Plant and regulatory
  study costs                                    28.4          29.0
Various other costs                              46.2          34.0
                                              -------       -------
Total                                        $1,060.3      $1,081.2
                                              -------       -------
                                              -------       -------

If the Company, at some point in the future, determines that all or a portion of the utility operations no longer meets the criteria for continued application of SFAS 71, the Company would be required to adopt the provisions of SFAS 101, "Regulated Enterprises -- Accounting for the Discontinuation of Application of FASB Statement No. 71." Adoption of SFAS 101 would require the Company to write off the regulatory assets and liabilities relating to those operations not meeting SFAS 71 requirements.

CASH AND CASH EQUIVALENTS

For the purposes of these financial statements, the Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

FOREIGN CURRENCY TRANSLATION

Financial statements for foreign subsidiaries are translated into United States dollars at year-end exchange rates as to assets and liabilities and weighted average exchange rates as to revenues and expenses. If material, the resulting translation adjustments would be recorded in common equity.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at original cost of contracted services, direct labor and material, interest capitalized during construction and indirect charges for engineering, supervision and similar overhead items. The cost of depreciable utility properties retired, including the cost of removal, less salvage, is charged to accumulated depreciation.

DEPRECIATION AND AMORTIZATION

At December 31, 1995, the average depreciable life of property, plant and equipment by category was: Electric utility -- Production, 41 years; Transmission, 42 years; Distribution, 30 years; Other, 18 years;
Telecommunications, 15 years; and Electricity distributor, 21 years.

Depreciation and amortization is generally computed by the straight-line method over the estimated useful lives of the related assets. Provisions for depreciation (excluding amortization of capital leases) in the utility businesses were 3.5%, 3.4% and 3.5% of average depreciable assets in 1995, 1994 and 1993, respectively.

INVENTORY VALUATION

Inventories are generally valued at the lower of average cost or market.

INTANGIBLE ASSETS

Intangible assets consist of: estimates of license and other intangible costs relating to the electricity distributor in Australia ($312 million and $30 million, respectively, in 1995); franchises of local exchange and cellular companies ($398 million in 1995 and $263 million in 1994); and excess cost over net assets of businesses acquired ($43 million in 1995 and $19 million in 1994). These costs are offset by accumulated amortization ($40 million in 1995 and $45 million in 1994). Intangible assets are generally being amortized over 40 years.

The Company will recognize impairments related to intangible assets if the market value of the investment or the investment's ability to return cash to the Company through operations or through sale do not equal or exceed the carrying value of the investment, including related intangible assets.

FINANCE ASSETS

Finance assets consist of finance receivables, leveraged leases and operating leases and are not significant to the Company in terms of revenue, net income or assets. The Company's leasing operations consist principally of leveraged aircraft leases. Investments in finance assets are net of allowances for credit losses and accumulated impairment charges of $71 million and $68 million at December 31, 1995 and 1994, respectively.

DERIVATIVES

Gains and losses on hedges of existing assets and liabilities are included in the carrying amounts of those assets or liabilities and are recognized in income as part of those carrying amounts. Gains and losses related to hedges of anticipated transactions and firm commitments are deferred and are recognized in income when the transaction occurs.

INTEREST CAPITALIZED

Costs of debt and equity funds applicable to electric and telecommunication utility properties are capitalized during construction. Generally, the composite capitalization rates were 6.2% for 1995, 4.7% for 1994 and 5.1% for 1993.

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

Investment tax credits for regulated operations are deferred and amortized to income over the average estimated lives of the properties. All other investment tax credits are recognized when utilized.

REVENUE RECOGNITION

The Company accrues estimated unbilled revenues for electric services provided after cycle billing to month-end.

Pacific Telecom, Inc. ("Pacific Telecom") participates with other telephone companies in access revenue pools for certain interstate and intrastate revenues, which are initially recorded based on estimates.

RECLASSIFICATION

Certain amounts from prior years have been reclassified to conform with the 1995 method of presentation. These reclassifications had no effect on previously reported consolidated net income.

NEW ACCOUNTING STANDARD

Effective January 1, 1996, the Company adopted SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company does not expect the adoption of this standard in 1996 to have a material effect on its consolidated financial statements.

NOTE 2.  ACQUISITIONS AND DISPOSITIONS

On December 12, 1995, Holdings purchased Powercor Australia Limited ("Powercor"), an electricity distributor in Australia, for $1.6 billion in cash and approximately $50 million of liabilities assumed. Powercor's service territory includes a portion of suburban Melbourne and the western and central regions of the State of Victoria and has approximately 540,000 customers.

The acquisition has been accounted for as a purchase and the results of operations of Powercor have been included in the consolidated financial statements since December 12, 1995.

The unaudited pro forma consolidated information as set forth below has been prepared by the Company based upon assumptions deemed proper by it and a preliminary allocation of the purchase price paid as though it had occurred on January 1, 1994. The unaudited pro forma consolidated results of operations are shown for illustrative purposes only and are not necessarily indicative of the future results of operations of the Company, or of the results of operations of the Company that would have actually occurred had the transaction been in effect as of the periods presented. Pro forma adjustments to the Company's results of operations include: interest expense relating to the preacquisition activities was removed and interest expense relating to the acquisition debt was included; depreciation of fixed assets acquired was based on their estimated fair value; and amortization on a straight-line basis over a 40-year life of intangible assets relating to the purchase was included.


Millions of dollars, except per share, unaudited
For the year                                     1995                1994
                                                 ----                ----
Revenues                                      $3,942.1            $4,067.4
Net income                                       498.2               453.6
Earnings on common stock                         459.5               413.9
Earnings per common share                         1.62                1.46


On September 27, 1995, holders of a majority of the 5.3 million shares of outstanding common stock held by minority shareholders of Pacific Telecom voted in favor of the merger of a wholly owned subsidiary of Holdings into Pacific Telecom. Shareholders tendering shares pursuant to the merger were paid a total of $131 million, or $30 per share, and an accrued liability of $28 million was established to cover estimated amounts payable to dissenters.

During 1995, Pacific Telecom purchased certain rural telephone exchange assets in Colorado, Washington and Oregon for approximately $376 million.

On August 7, 1995, Pacific Telecom closed the sale of the stock of Alascom, Inc. ("Alascom") to AT&T Corp. ("AT&T"), in a transaction providing $366 million in proceeds. Under terms of the agreement, AT&T paid $291 million in cash for the Alascom stock and for settlement of all past cost study issues. AT&T agreed to allow Pacific Telecom to retain the $75 million transition payment made by AT&T to Alascom in July 1994. AT&T made a down payment of $30 million to Pacific Telecom upon signing the stock purchase agreement in October 1994. The remaining $261 million was paid when the transaction closed. The Company recognized an after-tax gain of $37 million from the sale of Alascom.

Summarized income statement data for Alascom are as follows:



                                                               7 months
                                                             ended July 31,               For the year
                                                             --------------          ------------------------
Millions of dollars                                             1995                1994                1993
                                                                ----                ----                ----
Revenues                                                       $193.1              $343.5              $337.8
Income from operations                                           36.9                80.7                59.5



 NOTE 3.  SHORT-TERM DEBT AND BORROWING ARRANGEMENTS

The Companies' short-term debt and borrowing arrangements are as follows:




                                                  December 31                           For the year
                                           -------------------------           ------------------------------
                                                             Average                                  Average
                                                            Interest              Average            Interest
Millions of dollars                        Balance           Rate(a)            Outstanding           Rate(b)
-----------------------------------------------------------------------------------------------------------
1995
PacifiCorp                                 $479.9             5.9%                 $407.2               5.9%
Subsidiaries                                541.2             6.1                   180.0               6.2

1994
PacifiCorp                                 $433.0             6.0%                 $372.8               4.5%
Subsidiaries                                 21.7             7.5                    95.0               4.6

1993
PacifiCorp                                 $263.6             3.4%                 $213.4               3.3%
Subsidiaries                                289.9             4.2                   474.3               3.9




(a) Computed by dividing the total interest on principal amounts outstanding at the end of the period by the weighted daily principal amounts outstanding.

(b) Computed by dividing the total interest expense for the period by the average daily principal amount outstanding for the period.

At December 31, 1995, PacifiCorp's commercial paper and bank line borrowings were supported by a $500 million revolving credit agreement. At December 31, 1995, subsidiaries had committed bank revolving credit agreements totaling $1.8 billion.

The Companies have the intent and ability to support short-term borrowings through various revolving credit agreements on a long-term basis. At
December 31, 1995, PacifiCorp had $200 million and subsidiaries had $971 million of short-term debt classified as long-term. Consolidated commitment fees were approximately $2 million in 1995, $3 million in 1994 and $4 million in 1993.

NOTE 4.  COMMON AND PREFERRED STOCK


                                                                                           Common
                                                               Shares        Shares        Share-
Thousands of shares                                            Common      Preferred       holders'
Millions of dollars                                             Stock        Stock         Capital
                                                             --------      ---------      ---------

AT JANUARY 1, 1993                                            270,579         10,533       $2,755.2

Sales through Dividend Reinvestment
  and Stock Purchase Plan                                       2,947              -           56.2
Sales through Employees' Stock Plans                              853              -           15.9
Sales to public                                                 6,642              -          128.3
Redemptions and repurchases                                         -             (1)          (2.2)
                                                             --------      ---------      ---------

AT DECEMBER 31, 1993                                          281,021         10,532        2,953.4

Sales through Dividend Reinvestment
  and Stock Purchase Plan                                       2,194              -           38.0
Sales through Employees' Stock Plans                            1,036              -           19.2
                                                             --------      ---------      ---------

AT DECEMBER 31, 1994                                          284,251         10,532        3,010.6

Sales through Employees' Stock Plans                               26              -             .4
Junior subordinated debentures
  exchanged for preferred stock                                     -         (2,233)           1.9
                                                             --------      ---------      ---------

AT DECEMBER 31, 1995                                          284,277          8,299       $3,012.9
                                                             --------      ---------      ---------
                                                             --------      ---------      ---------


At December 31, 1995, there were 29,777,350 authorized but unissued shares of common stock reserved for issuance under the Dividend Reinvestment and Stock Purchase Plan and the Employee Savings and Stock Ownership Plans and for sales to the public. Eligible employees under the employee plans may direct their pretax elective contributions into the purchase of the Company's common stock. The Company makes matching contributions, equal to a percentage of employee contributions, which are invested in the Company's common stock. Employee contributions eligible for matching contributions are limited to 6% of compensation.

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


PREFERRED STOCK OUTSTANDING

Thousands of shares/Millions of dollars

December 31                                                      1995      1995      1994     1994
Series                                                          Shares    Amount    Shares   Amount
------                                                          ------    ------    ------   ------

SUBJECT TO MANDATORY REDEMPTION
  No Par Serial Preferred, 16,000 Shares
    Authorized
      $7.12 ($100 stated value)                                   440    $ 44.0       440    $ 44.0
       7.70                                                     1,000     100.0     1,000     100.0
       7.48                                                       750      75.0       750      75.0
                                                                         ------              ------
Total                                                                    $219.0              $219.0
                                                                         ------              ------
                                                                         ------              ------

NOT SUBJECT TO MANDATORY REDEMPTION
      $1.16 ($25 stated value)                                    193    $  4.8       193    $  4.8
       1.18                                                       420      10.5       420      10.5
       1.28                                                       381       9.5       381       9.5
       1.76                                                       394       9.8       394       9.8
       1.98                                                       502      12.6       502      12.6
       2.13                                                       666      16.7       666      16.7
       1.98, Series 1992                                        2,767      69.1     5,000     125.0
       Auction Rate ($100,000
         stated value)(a)                                           1     100.0         1     100.0
  Serial Preferred $100 Stated Value Per
    Share, 3,500 Shares Authorized
       4.52%                                                        2        .2         2        .2
       4.56                                                        85       8.5        85       8.5
       4.72                                                        70       7.0        70       7.0
       5.00                                                        42       4.2        42       4.2
       5.40                                                        66       6.6        66       6.6
       6.00                                                         6        .6         6        .6
       7.00                                                        18       1.8        18       1.8
       7.96                                                       135      13.5       135      13.5
       8.92                                                        69       6.9        69       6.9
       9.08                                                       165      16.5       165      16.5
  5% Preferred, $100 Stated Value, 127
    Shares Authorized and Outstanding                             127      12.7       127      12.7
                                                                         ------              ------
Total                                                                    $311.5              $367.4
                                                                         ------              ------
                                                                         ------              ------


(a) Dividend rates at December 31, 1995 on 500 shares each of Series A and Series C were 4.7% and 4.6%, respectively.

NOTE 5.  LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

The Company's long-term debt and capital lease obligations were as follows:


Millions of dollars/December 31                                           1995                1994
----------------------------------------------------------------------------------------------------
PACIFICORP
  First mortgage and collateral trust bonds
    Maturing 1996 through 2000/4.5%-9.5% (a)                           $  987.5            $1,038.2
    Maturing 2001 through 2005/6%-10%                                     644.3               689.5
    Maturing 2006 through 2010/6.6%-8.3%                                  157.6                59.0
    Maturing 2011 through 2015/7.3%-9.2%                                  238.1               240.4
    Maturing 2016 through 2020/8.5%-8.6%                                   35.9                36.4
    Maturing 2021 through 2024/6.7%-8.6%                                  361.5               361.5
  Guaranty of pollution control revenue bonds
    5.6%-5.7% due 2021 through 2023 (b)                                    71.2                71.2
    Variable rate due 2013 through 2024 (b)(c)                            216.5               216.5
    Variable rate due 2005 through 2025 (c)                               456.6               404.9
    Funds held by trustees                                               (12.4)                   -
  8.4%-8.6% Junior subordinated debentures
    due 2025 through 2035                                                 175.8                   -
  Commercial paper and uncommitted bank lines (c)(e)                      200.0                   -
  Leveraged ESOP loan guaranty                                                -                 4.6
  Unamortized premium and discount                                          6.6                 9.1
  Capital lease obligations                                                24.7                19.5
                                                                        -------             -------
  Total                                                                 3,563.9             3,150.8
  Less current maturities                                                 176.8                45.1
                                                                        -------             -------
  Total                                                                 3,387.1             3,105.7
                                                                        -------             -------


SUBSIDIARIES
  2%-11.8% First mortgage notes and bonds
    maturing through 2028                                                 143.2               159.1
  6.4%-12% Notes due through 2007                                          59.8                68.9
  Australian bank bill borrowings (d)(e)                                  896.2                   -
  Commercial paper and uncommitted bank lines (c)(e)                       75.0                75.0
  Variable rate notes due through 2007 (c)                                 42.0                57.6
  5.9%-9.4% Medium-term notes due through 2006                            223.5               184.5
  4.5%-11% Nonrecourse debt due through 2031                              155.9               139.7
  Leveraged ESOP loan guaranty                                             12.2                20.5
  Capital lease obligations                                                 2.6                 7.9
                                                                        -------             -------
  Total                                                                 1,610.4               713.2
  Less current maturities                                                  29.3                50.7
                                                                        -------             -------
  Total                                                                 1,581.1               662.5
                                                                        -------             -------

TOTAL                                                                  $4,968.2            $3,768.2
                                                                        -------             -------
                                                                        -------             -------


 (a) Includes $50 million of 9.4% bonds issued to secure obligations under an equivalent 10-year yen loan. A currency swap converted the fixed rate yen liability to a floating rate U.S. dollar liability based on six-month LIBOR plus .02% (interest rate 6.8% at December 31, 1995).
(b) Secured by pledged first mortgage and collateral trust bonds generally at the same interest rates, maturity dates and redemption provisions as the secured pollution control revenue bonds.
(c) Interest rates fluctuate based on various rates, primarily on certificate of deposit rates, interbank borrowing rates, prime rates or other short-
term market rates.
(d) Interest rates fluctuate based on Australian Bank Bill Acceptance Rate.
    The loan agreement requires that within 90 days of initial drawdown at least 50% of the borrowing must be hedged against variations in interest rates for an average life of 3.5 years. In January and February 1996, approximately $450 million has been hedged at an average rate of 7.7% and for an average life of 4.3 years.
(e) The Companies have the ability to support short-term borrowings and current debt being refinanced on a long-term basis through revolving lines of credit and, therefore, based upon management's intent, have classified
    $1.2 billion of short-term debt as long-term debt.

Approximately $7 billion of the assets of the Companies secure long-term debt and capital lease obligations. First mortgage and collateral trust bonds of the Company may be issued in amounts limited by property, earnings and other provisions of the mortgage indentures.

The junior subordinated debentures are unsecured obligations of the Company and are subordinated to the Company's first mortgage bonds, pollution control revenue bonds, commercial paper, capital lease obligations and any future senior indebtedness.

Holdings guarantees certain debt of the Leveraged ESOP Trust established under the K Plus Plan. The debt was used to acquire the Company's common stock. Common equity has been reduced and long-term debt has been increased by the amount of the debt guaranteed. Remaining unallocated common shares held in trust total 559,543 at December 31, 1995.

Nonrecourse long-term notes are secured by assignment of related finance receivables, asset security interests and cash flows from operating leases. The noteholders have no additional recourse to the Companies.

The annual maturities of long-term debt, capital lease obligations and redeemable preferred stock outstanding are $206 million, $245 million, $241 million, $399 million and $1.1 billion in 1996 through 2000, respectively.

NOTE 6.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company seeks to reduce net income and cash flow exposure to changing interest and currency exchange rates and commodity price risks through the use of derivative financial instruments. The Company's participation in derivative transactions involves instruments that have a close correlation with its portfolio of liabilities, thereby managing its risk. Derivatives have been designed for hedging purposes and not held or issued for speculative purposes.

Notional Amounts and Credit Exposure of Derivatives--The notional amounts of derivatives summarized below do not represent amounts exchanged and, therefore, are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated on the basis of the notional amounts and other terms of the derivatives, which relate to interest rates, exchange rates or other indexes.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. The Company's credit policy provides that counterparties satisfy minimum credit ratings. The credit exposure of interest rate, foreign exchange and forward contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

Interest Rate Risk Management--The Company enters into interest rate swaps in managing its interest rate risk. The following table indicates the notional amount of interest rate swaps used at December 31, 1995 and 1994 and their interest rate ranges at December 31, 1995. Swap contracts have between two and five years remaining.


Millions of dollars/December 31          1995       1994        Interest Rates
                                         ----       ----        --------------

Electric Operations                     $150.0     $150.0         6.9% - 8.9%
Other                                     69.9       86.8         5.7% - 8.6%
                                         -----      -----
Total                                   $219.9     $236.8         5.7% - 8.9%
                                         -----      -----
                                         -----      -----


The Company uses interest rate swaps to adjust the characteristics of its liability portfolio by hedging portions of its interest expense, allowing the Company to establish a mix of fixed or variable interest rates on its outstanding debt.

Through February 1996, PacifiCorp Australia LLC entered into 12 interest rate swaps with an aggregate notional amount of $450 million. These swap arrangements effectively fix interest rates on the Australian bank debt used to acquire Powercor at rates ranging from 7.4%-7.9%. Terms of these arrangements have an average life of 4.3 years. Also in February 1996, Holdings entered into interest rate hedges having an aggregate notional amount of $200 million to hedge interest rate fluctuations relating to anticipated debt issuances.

Foreign Exchange Risk Management--At December 31, 1995, the Company held four foreign currency exchange agreements, one of which provides for the exchange of $50 million for 7.4 billion yen to meet a 1997 yen-denominated obligation of an equivalent amount. In December 1995, Holdings entered into three currency swaps, that terminate in 2002, with an aggregate notional amount of $300 million to hedge a portion of Holdings' exposure to fluctuations in the Australian dollar relating to its investment in its Australian subsidiary.

Electricity Price Risk Management--Holdings' Australian subsidiary, Powercor, has entered into forward contracts structured to hedge exposure to electricity price risk on anticipated transactions or firm commitments. Under these forward contracts, Powercor receives or makes payment based on a differential between a contracted price and the actual spot market price of electricity. At
December 31, 1995, Powercor had 21 forward contracts with electricity generation companies to exchange payments calculated on notional quantities amounting to approximately 38,000,000 mWh through December 31, 2000. At December 31, 1995, the Powercor average fixed price was $26.59 per mWh compared to an average spot market price of $28.08 per mWh.

NOTE 7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings approximates fair value because of the short-term maturity of these instruments. The fair value of the finance note receivable approximates its carrying value at December 31, 1995.

The fair value of redeemable preferred stock, based upon bid prices from an investment bank, is estimated to be $240 million, or 110% of the carrying value of $219 million at December 31, 1995 and $219 million, or 100% of the carrying value at December 31, 1994.

The fair value of long-term debt has been estimated by discounting projected future cash flows, using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities. Current maturities of long-term debt were included and leveraged ESOP loan guarantees and capital lease obligations were excluded. The fair value of the Company's long-term debt is estimated to be $5.4 billion, or 105% of the carrying value of $5.1 billion, and $3.7 billion, or 97% of the carrying value of $3.8 billion, at December 31, 1995 and 1994, respectively.

The fair value of interest rate and currency swaps and forward electricity price contracts is the estimated amount the Company would pay to terminate the agreements, taking into account current interest and currency exchange rates, electricity market prices and the current creditworthiness of the agreement counterparties. The estimated termination cost would have been $37 million and $27 million at December 31, 1995 and 1994, respectively.

NOTE 8.  LEASES

The Companies lease certain properties under leases with various expiration dates and renewal options. Rentals on lease renewals are subject to negotiation. Certain leases provide for options to purchase at fair market value. The Companies are also committed to pay all taxes, expenses of operation (other than depreciation) and maintenance applicable to the leased property.

Net rent expense for the years ended December 31, 1995, 1994 and 1993 was $50 million, $59 million and $60 million, respectively.

Future minimum lease payments under noncancellable operating leases are $21 million, $13 million, $12 million, $6 million and $4 million for 1996 through 2000, respectively.

NOTE 9.  COMMITMENTS AND CONTINGENCIES

CONSTRUCTION AND OTHER

Construction and acquisitions are estimated at $1.3 billion for 1996. As a part of these programs, substantial commitments have been made.

Several Superfund sites have been identified where the Company has been or may be designated as a potentially responsible party. Future costs associated with the disposition of these matters are not expected to be material to the Company's consolidated financial statements.


The Company and its subsidiaries are parties to various legal claims, actions and complaints, certain of which involve material amounts. Although the Company is unable to predict with certainty whether or not it will ultimately be successful in these legal proceedings or, if not, what the impact might be, management currently believes that disposition of these matters will not have a materially adverse effect on the Company's consolidated financial statements.

JOINTLY OWNED PLANTS

At December 31, 1995, Electric Operations' participation in jointly owned plants was as follows:



                              Electric       Plant                       Construction
                             Operations'      in        Accumulated        Work in
Millions of dollars             Share       Service     Depreciation       Progress
                             -----------    -------     ------------     ------------

  Centralia                     47.5%       $177.8         $104.2            $3.9
  Jim Bridger
    Units 1,2,3 and 4           66.7         782.5          299.6             5.0
  Trojan (a)                     2.5             -              -               -
  Colstrip Units 3 and 4        10.0         201.8           58.0             1.8
  Hunter Unit 1                 93.8         259.0           94.1             1.3
  Hunter Unit 2                 60.3         186.9           62.1             1.0
  Wyodak                        80.0         303.0           88.5             1.0
  Craig Station
    Units 1 and 2               19.3         147.0(b)        53.8             3.2
  Hayden Station Unit 1         24.5          16.9(b)        11.8              .2
  Hayden Station Unit 2         12.6          16.9(b)         8.6              .3

(a) Plant, inventory, fuel and decommissioning costs totaling $28 million relating to the Trojan Plant, were included in regulatory assets-net at December 31, 1995. Recovery of these costs is pending approval of certain regulatory commissions.

(b) Excludes unallocated acquisition adjustments of $124 million.


Under the joint agreements, each participating utility is responsible for financing its share of construction, operating and leasing costs. Electric Operations' portion is recorded in its applicable operations, maintenance and tax accounts.

Substantial amounts of power are purchased from several hydroelectric projects under long-term arrangements with public utility districts. These purchases are made on a "cost-of-service" basis for a stated percentage of project output and for a like percentage of project annual costs (operating expenses and debt service). These costs are included in operations expense. Electric Operations is required to pay its portion of the debt service, whether or not any power is produced. The arrangements provide for nonwithdrawable power and the majority also provide for additional power, withdrawable by the districts upon one to five years' notice. For 1995, such purchases approximated 3.4% of energy requirements; an additional 14% was obtained through other purchase and net interchange arrangements.

At December 31, 1995, Electric Operations' share of long-term arrangements with public utility districts was as follows:


Generating                Year Contract    Capacity       Percentage           Annual
 Facility                    Expires         (kW)         of Output          Costs(a)
----------                -------------    --------       ----------         --------
Wanapum                        2009         155,444            18.7%            $ 5.0

Priest Rapids                  2005         109,602            13.9               4.0

Rocky Reach                    2011          64,297             5.3               2.1

Wells                          2018          59,617             7.7               2.0
                                            -------                              ----

Total                                       388,960                             $13.1
                                            -------                              ----
                                            -------                              ----

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

NOTE 10.  INCOME TAXES

The Company's effective combined federal and state income tax rate from continuing operations was 32% in 1995, 35% in 1994 and 31% in 1993. The difference between taxes calculated as if the statutory federal tax rate of 35% was applied to income from continuing operations before income taxes and the recorded tax expense is reconciled as follows:


Millions of dollars/For the year                1995           1994           1993
                                               ------         ------         ------

Computed Federal Income Taxes                  $260.3         $251.2         $213.5
                                               ------         ------         ------
REDUCTION (INCREASE) IN TAX RESULTING FROM
  Depreciation differences (flow-through
    basis)                                       (9.7)          (8.4)          (9.4)
  Investment tax credits                         12.3           15.5           15.1
  Excess of tax over book basis                  24.4            1.4              -
  Audit settlement                               16.8              -              -
  Affordable housing credits                      8.4            8.2            8.7
  Other items capitalized and
  miscellaneous differences                      (4.8)           (.7)          19.1
                                               ------         ------         ------
  Total                                          47.4           16.0           33.5
                                               -------        ------         ------
FEDERAL INCOME TAX                              212.9          235.2          180.0
STATE INCOME TAX, NET OF FEDERAL INCOME TAX
  BENEFIT                                        25.9           14.6            7.4
                                               -------        ------         ------

TOTAL INCOME TAX EXPENSE                       $238.8         $249.8         $187.4
                                               ------         ------         ------
                                               ------         ------         ------


The provision for income taxes is summarized as follows:


Millions of dollars/For the year            1995           1994           1993
                                            -----          -----          -----

CURRENT
  Federal                                 $152.2         $222.7         $ 70.3
  State                                     23.1           34.6            3.6
  Foreign                                    1.0              -              -
                                           ------         ------         ------
  Total                                    176.3          257.3           73.9
                                           ------         ------         ------

DEFERRED
  Federal                                   56.5           17.8          120.9
  State                                     17.3          (9.8)            7.7
  Foreign                                    1.0              -              -
                                           ------         ------         ------
  Total                                     74.8            8.0          128.6
                                           ------         ------         ------

INVESTMENT TAX CREDITS                     (12.3)         (15.5)         (15.1)
                                           ------         ------         ------

TOTAL INCOME TAX EXPENSE                   $238.8         $249.8        $187.4
                                           ------         ------        ------
                                           ------         ------        ------



The tax effects of significant items comprising the Company's net deferred tax liability are as follows:

Millions of dollars/December 31                           1995           1994
                                                        --------       --------

DEFERRED TAX LIABILITIES
  Property, plant and equipment                         $1,213.1       $1,134.1
  Regulatory asset                                         756.8          797.8
  Other deferred liabilities                                52.5           41.5

DEFERRED TAX ASSETS
  Regulatory liability                                    (69.7)         (90.7)
  Book reserves not deductible for tax                    (42.6)         (60.1)
                                                        --------       --------

NET DEFERRED TAX LIABILITY                              $1,910.1       $1,822.6
                                                         -------        -------
                                                         -------        -------


During 1995, the Company and the Internal Revenue Service (the "IRS") agreed on a settlement of all issues related to the IRS examination of the Company's federal income tax returns for the years 1983 through 1988, including matters relating to the Company's abandonment of its 10% interest in Washington Public Power Supply System Unit No. 3.

The Company's 1989 and 1990 federal income tax returns are currently under examination by the IRS.

Financial Services acquires housing projects that qualify for the low-income housing credit established as part of the Tax Reform Act of 1986 to provide an incentive for the development and preservation of privately owned affordable rental housing. Annual tax benefits scheduled to be received from these projects are expected to be $10 million, $10 million, $9 million, $8 million and $4 million for 1996 through 2000, respectively.

NOTE 11.  RETIREMENT PLANS

The Companies have pension plans covering substantially all of their employees. Benefits under plans in the United States are generally based on the employee's years of service and average monthly pay in the 60 consecutive months of highest pay out of the last 120 months, with adjustments to reflect benefits estimated to be received from Social Security. Pension costs are funded annually by no more than the maximum amount of pension expense which can be deducted for federal income tax purposes. Unfunded prior service costs are amortized over the remaining service period of employees expected to receive benefits. At December 31, 1995, plan assets were primarily invested in common stocks, bonds and U.S. government obligations.

All permanent employees of Powercor engaged prior to October 4, 1994, are members of Divisions B or C of the Superannuation Fund ("Fund") which provides defined benefits in the form of pensions (Division B) or lump sums (Division C). Both defined benefit Funds are closed to new members. Division B members contribute at 6% of superannuation salary, and Division C members can contribute at 0, 3, or 6%. During 1995, contributions were made to the Fund at the rate of 10% for the defined benefit. The net periodic cost from the date of acquisition to December 31, 1995 is assumed to be zero.

Net pension cost is summarized as follows:


Millions of dollars/For the year           1995           1994           1993
                                          ------         ------         ------

Service cost - benefits earned           $  24.4        $  26.4         $ 19.2
Interest cost on projected
  benefit obligation                        80.1           74.1           70.8
Actual (gain) loss on plan assets         (153.5)           4.9          (89.5)
Net amortization and deferral              100.5          (59.7)          44.0
Regulatory deferral (a)                     29.4             .7            3.4
                                          ------         ------         ------

NET PENSION COST                         $  80.9        $  46.4        $  47.9
                                          ------         ------         ------
                                          ------         ------         ------


(a) Electric Operations has received accounting orders from its primary and certain other regulatory authorities to defer the difference between pension cost as determined in accordance with SFAS 87 and 88 and that determined for funding purposes. See "Accounting for the Effects of Regulation" in Note 1.

The funded status, net pension liability and significant assumptions are as follows:

Millions of dollars/December 31                  1995                     1994
                                                 -----                    -----

Actuarial present value of
  benefit obligations
  Vested benefit obligation                  $1,033.9                 $  779.1
                                              -------                  -------

  Accumulated benefit obligation              1,090.1                    820.6
                                              -------                  -------

Projected benefit obligation                  1,262.1                    943.7
Plan assets at fair value                       895.6                    673.3
                                              -------                  -------
Projected benefit obligation
  in excess of plan assets                     (366.5)                  (270.4)
Unrecognized prior service cost                   9.8                      6.5
Unrecognized net (gain) loss                    104.0                      (.2)
Unrecognized net obligation                      89.5                     94.7
Minimum liability adjustment                    (65.2)                   (11.6)
                                              -------                  -------

NET PENSION LIABILITY                        $ (228.4)                $ (181.0)
                                              -------                  -------

Discount rate                                   7.25%                     8.5%
Expected long-term rate of return
  on assets                                    8.5-9%                  8.75-9%
Rate of increase in compensation
  levels                                         5-6%                     5.5%


Electric Operations offered early retirement incentive programs in 1987 and 1990. Included in the table above is the present value of all future termination benefits provided of $61 million. Electric Operations received regulatory accounting orders to defer early retirement costs as a regulatory asset to be amortized through the year 2020. See "Accounting for the Effects of Regulation" in Note 1.

NOTE 12.  OTHER POSTRETIREMENT BENEFITS

Electric Operations and Telecommunications provide health care and life insurance benefits through various plans for their eligible retirees on a basis substantially similar to those who are active employees. Effective January 1, 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cost of postretirement benefits are now accrued over the active service period of employees. The transition obligation, which represents the previously unrecognized prior service cost, was $319 million at January 1, 1993, and is being amortized over a period of 20 years. For those employees already retired at January 1, 1993, the Company will continue to fund postretirement benefit expense on a pay-as-you-go basis. For those employees retiring after January 1, 1993, the Company will fund postretirement benefit expense through a combination of funding vehicles. The Company funded $40 million and $29 million of postretirement benefit expense during 1995 and 1994, respectively. These funds are invested in common stocks, bonds and U.S. government obligations.

The net periodic postretirement benefit cost is summarized as follows:


Millions of dollars/For the year             1995           1994           1993
                                             ----           ----           ----

Service cost - benefits earned            $  8.3          $ 9.5          $ 7.6
Interest cost on accumulated
  postretirement benefit obligation         32.6           30.7           28.8
Amortization of transition obligation       15.7           16.3           16.0
Regulatory deferral                         (4.5)          (5.2)          (5.6)
Net asset gain (loss) during the period
  deferred for future recognition            3.7           (4.4)              -
Actual return on plan assets               (10.7)            .3            (.2)
                                           ------           ----           ----

NET PERIODIC POSTRETIREMENT BENEFIT COST  $  45.1          $47.2          $46.6
                                           ------           ----           ----
                                           ------           ----           ----


The accumulated postretirement benefit obligation ("APBO") was as follows:


Millions of dollars/December 31                             1995           1994
                                                            ----           ----

Retirees and dependents                                 $ 267.7        $ 237.1
Fully eligible active plan
  participants                                             23.5           20.1
Other active plan participants                            174.5          125.9
                                                         -------        -------

APBO                                                      465.7          383.1
Plan assets at fair value                                 117.4           68.8
                                                         -------        -------

APBO in excess of plan assets                             348.3          314.3
Unrecognized prior service cost                              .6             .7
Unrecognized transition obligation                       (266.7)        (286.8)
Unrecognized net gain (loss)                              (50.1)           3.8
                                                         -------        -------

ACCRUED POSTRETIREMENT BENEFIT OBLIGATION               $  32.1        $  32.0
                                                         -------        -------
                                                         -------        -------

Discount rate                                             7.25%           8.5%
Estimated long-term rate of
  return on assets                                      8.75-9%         8.5-9%
Initial health care cost trend
  rate - under 65                                           11%            11%
Initial health care cost trend
  rate- over 65                                             10%            10%
Ultimate health care cost trend rate                       4.5%           5.5%


The assumed health care cost trend rates gradually decrease over eight years. The health care cost trend rate assumptions have a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would have increased the APBO as of December 31, 1995 by $32 million, and the annual net periodic postretirement benefit costs by $3 million.

NOTE 13.  DISCONTINUED OPERATIONS

A gain of $52 million and proceeds of $195 million were recorded in 1993 relating to the sale of an international communications subsidiary.

NOTE 14.  BUSINESS SEGMENTS


                                                                                             Australian
                                              Consoli-      Electric          Tele-          Electricity
Millions of Dollars                             dated      Operations    communications      Distributor       Other(a)
                                              ------       ----------    --------------      -----------       ------

YEAR ENDED DECEMBER 31, 1995
Revenues                                       $ 3,401         $2,616            $  649           $   26         $  110
Income from operations                           1,048            801               165                5             77
Depreciation and amortization                      444            320               112                3              9
Capital spending                                 2,719            455               498            1,591            175
Identifiable assets                             14,015          9,599             1,599            1,751          1,066
                                                ------          -----             -----            -----          -----
                                                ------          -----             -----            -----          -----

YEAR ENDED DECEMBER 31, 1994
Revenues                                       $ 3,507         $2,648            $  705           $    -         $  154
Income from operations                           1,022            819               165                -             38
Depreciation and amortization                      424            302               104                -             18
Capital spending                                   804            638               153                -             13
Identifiable assets                             11,846          9,372             1,378                -          1,096
                                                ------          -----             -----            -----          -----
                                                ------          -----             -----            -----          -----

YEAR ENDED DECEMBER 31, 1993
Revenues                                       $ 3,405         $2,507            $  702           $    -         $  196
Income from operations                             969            784               141                -             44
Depreciation and amortization                      405            281               110                -             14
Capital spending                                   807            637               126                -             44
Identifiable assets                             11,957          9,055             1,413                -          1,489
                                                ------          -----             -----            -----         ------
                                                ------          -----             -----            -----         ------


(a) Includes the operations of finance, real estate, manufacturing and agriculture activities of Financial Services and independent power production, as well as the activities of Holdings.