Form 10-K, Exhibit 13
period 1996-12-31
PACIFICORP /OR/
filed 1997-03-21
CIK 75594

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

EARNINGS OVERVIEW


Millions of dollars, except per share information      1996      1995      1994
--------------------------------------------------------------------------------

Earnings contribution on common stock
     Domestic Electric Operations                  $  341.5  $  276.4  $  339.8
     Australian Electric Operations                    30.1        .7        --
     Telecommunications                                74.7     103.0      70.5
     Other Operations                                  28.8      86.2      18.0
                                                   ----------------------------
                                                   $  475.1  $  466.3  $  428.3
                                                   ----------------------------
Earnings per common share                          $  1.62   $   1.64  $   1.51
                                                   ----------------------------


PacifiCorp and its subsidiaries (the "Company") increased earnings on common stock 11%, or $.11 per share, compared to 1995, after deducting from 1995 results a gain of $37 million ($.13 per share) relating to the sale of the Company's Alaskan long-distance operations. Each of the Company's major businesses contributed to the earnings increase: Domestic Electric Operations, Australian Electric Operations and Telecommunications. The Company achieved these positive results while continuing to prepare itself to become a dominant player in an increasingly global energy marketplace. Domestically, this preparation included finding new ways to manage costs, improve customer service and expand the Company's presence in eastern U.S. markets. Powercor Australia Ltd. ("Powercor"), the Company's first major international endeavor, exceeded expectations during its first full year of operations as a PacifiCorp company. The Company's telecommunications business continues to focus on its successful strategy of growth through acquisitions of rural telephone exchange operations.

   Domestic Electric Operations' contribution to earnings on common stock increased $33 million, or 11%, after adding back to 1995 earnings $32 million resulting from a tax settlement with the Internal Revenue Service (the "tax settlement") for the years 1983-1988. This tax settlement was offset in Other Operations discussed below. The higher earnings were a result of several factors: an increased focus on the wholesale power marketplace, where the Company established itself as a leading bulk power trader in the West; price increases in Oregon and Wyoming; and increased demand for electricity from all customer segments. Purchased power played a more prominent role as increased demand in the wholesale and retail markets drove the need to acquire power from external sources.

   Australian Electric Operations contributed earnings of $30 million, before allocation of corporate interest costs. In July 1996, customers in the State of Victoria who use 750 or more megawatt hours per year became "contestable," meaning they could choose their supplier. Powercor, the Company's marketing and distributing entity in Australia, has established itself as a leader in the contestable market, and currently serves 46% of Victoria's contestable customers. New South Wales' contestable market opened in October 1996. Powercor was the first company outside the state to receive a retail license to sell power in that market, and currently serves 5% of New South Wales' contestable customers. The Company expanded its Australian business in 1996 with the acquisition of a 19.9% interest in the Hazelwood Power Partnership ("Hazelwood"). Hazelwood's 1,600 megawatt ("MW") coal-fired generating station and coal mine provides the Company with an opportunity to employ its mining skills in a new, deregulated marketplace.

   Telecommunications continued its steady growth in the rural and suburban telecommunications market, increasing its contribution to earnings by $2 million, after deducting from 1995 results a gain of $37 million relating to the sale of Alascom, Inc. ("Alascom") and adjusting for minority interest. This improvement was the direct result of local exchange operations acquired in 1995, taken together with growth in existing operations. Telecommunications expects this growth to continue due to customer access line growth within existing service areas and acquisitions outside of those areas.

   Other Operations' earnings contributions totaled $29 million in 1996 compared to $54 million in 1995, after deducting from 1995 results the $32 million tax settlement referred to above. The 1996 results were impacted by interest expense associated with the investment in Powercor and costs associated with new, unregulated energy businesses.

DOMESTIC ELECTRIC OPERATIONS

REVENUES

Millions of dollars          1996        1995        1994
---------------------------------------------------------

Residential             $   785.6   $   721.9   $   724.9
Wholesale                   738.8       520.0       532.7
Industrial                  705.0       697.6       726.3
Commercial                  622.4       575.9       570.4
Other                       109.0       100.7        93.5
                        ---------------------------------
                        $ 2,960.8   $ 2,616.1   $ 2,647.8
                        ---------------------------------

ENERGY SALES

Millions of kWh              1996        1995        1994
---------------------------------------------------------

Residential                12,819      12,030      12,127
Wholesale                  29,665      16,376      15,625
Industrial                 20,332      19,748      20,306
Commercial                 11,497      10,797      10,645
Other                         640         592         623
                        ---------------------------------
                           74,953      59,543      59,326
                        ---------------------------------


REVENUES

Domestic Electric Operations' revenues rose 13% during 1996, driven primarily by an 81% increase in kilowatt hours ("kWh") sold in the wholesale market.

   Wholesale revenues increased to a record $739 million in 1996 primarily due to an increased focus in this very competitive market. Despite the 81% increase in wholesale kWh sold, the Company saw only a 42% increase in revenues due to the impact of competition on market prices. Average revenue per kWh declined from $.0318 to $.0249 as a result.

   Residential and commercial revenues grew a combined 8% in 1996 as a result of both increased prices and volumes. Price increases of approximately 4% were approved in both the Oregon and Wyoming customer jurisdictions in July 1996. These price increases should contribute approximately $37 million of additional revenue annually. In the last half of 1996, these increases contributed an additional $16 million of revenue. Weather conditions that increased energy requirements, 2% residential and 3% commercial customer growth and increased customer usage led to an additional 1.5 billion kWh of residential and commercial energy sales and contributed $36 million, $29 million and $21 million of revenue, respectively.

   On February 12, 1997, the Division of Public Utilities and Committee of Consumer Service in Utah filed a joint petition with the Utah Public Service Commission (the "PSC") requesting the Commission to commence proceedings to establish new rates for Utah customers. The petitioners requested an immediate hearing on a $12 million interim rate reduction and a subsequent general rate case, which the petitioners allege could result in rates being reduced as much as $54 million. On March 4, 1997 the Utah Legislature passed a bill which creates a legislative task force to study stranded cost issues and the timing of customer choice. The bill freezes rates at January 31, 1997 levels until 60 days following the conclusion of the 1998 legislative general session. The PSC is precluded from holding any hearings on rate changes during the freeze period. The Company has committed to reduce prices to Utah customers by $12 million annually on approximately May 1, 1997.

   Industrial revenues grew at a slower pace than residential and commercial revenues during 1996, increasing 1%. Revenues from irrigation customers increased $7 million due to drier weather compared to 1995. While sales to oil and gas customers declined $10 million due to permanent well closures, volumes increased overall as a result of higher volumes sold to new nonagricultural customers at competitive prices.

   In 1995, revenues declined in all areas except commercial and other sales when compared to 1994. In general, retail revenues decreased due to the $15 million effect of the December 1994 sale of the Sandpoint, Idaho distribution facilities and warmer winter weather. However, both residential and commercial revenues increased due to a 2% increase in the number of customers. Industrial usage declined $29 million primarily due to a $21 million decrease in sales to oil and gas customers in Wyoming as a result of permanent well closures and a $15 million decrease in sales to irrigation customers due to increased rainfall and mild temperatures in 1995.

   Wholesale revenues declined $13 million while kWh volume increased 5%. A $22 million increase in revenue from new long-term contracts partially offset decreases in spot market and short-term contract prices totaling $34 million.

NUMBER OF RETAIL CUSTOMERS

Thousands, at year-end       1996      1995      1994
-----------------------------------------------------

Residential                 1,194     1,176     1,155
Commercial                    167       162       159
Industrial                     20        20        19
Other                           4         3         4
                           --------------------------
                            1,385     1,361     1,337
                           --------------------------


OPERATING EXPENSES

Many of the Company's efforts to control operating costs proved effective in 1996, keeping the growth in fuel, operations and maintenance and other costs well below the growth in revenues. However, purchased power costs increased $231 million since the Company met the higher demand for electricity in 1996 largely by purchasing additional power in the market. Additional power was also purchased from the Hermiston Plant which began operation in July 1996 (see Investing Activities).

OPERATING EXPENSES

Millions of dollars                               1996       1995       1994
--------------------------------------------------------------------------------

Fuel                                         $   443.0  $   431.6  $   483.0
Purchased power                                  586.9      356.4      356.7
Other operations and maintenance                 445.0      442.4      437.7
Depreciation and amortization                    343.4      320.4      301.6
Other                                            272.7      264.4      249.5
                                             -------------------------------
                                             $ 2,091.0  $ 1,815.2  $ 1,828.5
                                             -------------------------------
Operating Expenses as a Percent of Revenue         71%        69%        69%



PURCHASED POWER

Millions of MWh              1996     1995    1994
--------------------------------------------------

Short-term or spot market    16.9     5.0     3.3
Long-term contracts           8.5     6.0     5.9


   Short-term firm and spot market purchases in 1996 were more than three times the 1995 level. These purchases averaged $13 per megawatt hour ("MWh") in 1996 compared to $10 per MWh in 1995. Increased volumes purchased under new long-term firm power contracts, net of expiring contracts, added $29 million to purchased power costs in 1996.

   As a result of these additional costs and other factors, net power costs (the net cost to serve the Company's retail customers on a MWh basis, measured as the sum of fuel, purchased power and wheeling expense, less wholesale power and wheeling revenues) were $7.20 per MWh in 1996 compared to $6.83 per MWh in 1995, a 5% increase. Given the Company's commitment to take all of the output of the Hermiston Plant, net power cost is expected to increase in 1997. The Company continually evaluates the cost of alternative sources of power and attempts to minimize its cost to meet the demands of consumers by balancing its utilization of hydro and thermal generation with purchased power.

   Depreciation and amortization expense increased 7% in 1996 primarily due to a $410 million increase in average depreciable plant. This included the Hermiston Plant and a new customer service system which were placed in service in 1996 and added $6 million of depreciation during the year.

   In 1995, the Company's fuel cost decreased 11% compared to 1994 primarily due to the use of lower cost hydroelectric power generation and lower cost purchased power. Total purchased power costs remained flat, as higher firm contract volumes were offset by a $27 million decrease resulting from lower spot market prices.

OTHER INCOME AND EXPENSE

Interest expense declined $8 million, or 2%, to $304 million in 1996. Excluding $28 million of interest cost associated with the tax settlement in 1995, interest expense increased $20 million, or 7%, due to higher debt levels during 1996. The settlement had no effect on consolidated net income, although it had the effect of reducing Domestic Electric Operations' earnings by $32 million and increasing Other Operations' earnings by $32 million in 1995. Other expenses increased $18 million in 1996 as a result of lower levels of capitalized interest, reduced asset sale gains and increased product and business development expense.

COMPETITION AND REGULATION

   Domestic Electric Operations continues to operate as a regulated monopoly within its seven-state franchise service territories, with relatively low cost and efficient power sources. Competition in these areas varies in form and intensity, but is expected to increase over time, principally as a result of industry deregulation and consequent increases in advertising and marketing by alternative energy suppliers. Large industrial customers are actively seeking choice of suppliers, and have options to build their own generation or cogeneration, or to use alternative energy sources, such as natural gas. Other consumers also, in many cases, have the option to switch energy sources for heating and air conditioning, and to consider alternatives such as municipalization.

   The U.S. power industry is undergoing a dramatic transformation, via deregulation and restructuring, that will substantially increase competition. Developments in this transformation have been largely dependent on state legislative and regulatory initiatives and vary considerably from state to state. Industry restructuring bills range from those which require study of direct retail access to those which would result in implementation of direct access for retail customers. The Company expects any legislation passed to specifically provide a reasonable opportunity to recover costs which have been placed at risk due to the introduction of competition. Legislation has been enacted in California, AB1890, which requires direct access for a portion of the state's retail customers by January 1, 1998. California provides approximately 3% of the Company's retail revenues.

   Competition has already transformed the electric utility industry at the wholesale level. In 1996, the Federal Energy Regulatory Commission ("FERC") ordered all investor-owned utilities to allow others access to their transmission systems for wholesale power sales. As a result of increased competition and excess capacity, wholesale prices have dropped significantly over the past two years.

   To meet these competitive challenges, Domestic Electric Operations is participating in restructuring processes that will determine the shape of future markets, and is pursuing strategies that capitalize on its competitive position, including the development and delivery of innovative products and services. Domestic Electric Operations continues to develop its competitive strategy as legislation, regulation and market opportunities evolve. The Company is advocating federal legislation that would require states to give all consumers choice in their energy provider by January 1, 2001. The Company believes that federal legislation is necessary to address barriers to entry and issues of jurisdiction, to preserve the proper role for the states in implementing customer choice and to bring benefits to consumers as quickly as possible.

ENVIRONMENTAL ISSUES

The Company's generating plants burn low-sulfur coal. Major construction expenditures have already been made at many plants to reduce sulfur dioxide ("SO(2)") emissions, but additional expenditures are expected to be required at the Centralia Plant in Washington in which the Company has a 47.5% ownership interest. Studies are underway to evaluate the Centralia Plant and determine a cost-effective manner of bringing emissions into compliance with limitations ordered by the environmental authorities in the state of Washington. It may not be possible to reach an economically viable solution. The Company has also been engaged in discussions with the environmental authorities in Wyoming with respect to alleged violations of the opacity and SO(2) standards applicable to the Jim Bridger Plant. Resolution of these alleged violations is not expected to require significant additional capital expenditures.

   In addition, the Company and the other joint owners of the Craig Generating Station ("Station") in Colorado are parties to a lawsuit brought by the Sierra Club alleging violations of the Federal Clean Air Act at the Station, which is operated by the Tri-State Generation and Transmission Association. The Company has an interest of approximately 20% in the Station. A settlement conference has been scheduled for March 1997.

   Actions under the Endangered Species Act with respect to certain salmon and other endangered or threatened species could result in restrictions on the Federal hydropower system and affect regional power supplies and costs. These actions could also result in further restrictions on timber harvesting and adversely affect electricity sales to Domestic Electric Operations' customers in the wood products industry.

   Domestic Electric Operations is currently in the process of relicensing certain of its hydroelectric projects under the Federal Power Act and will be seeking licenses for other projects in the future. The licenses of 12 of Domestic Electric Operations' hydroelectric projects expire within the next 10 years. These projects represent 664 MW, or 62%, of Domestic Electric Operations' hydroelectric generating capacity, or 8% of total generating capacity. In the new licenses, the FERC is expected to impose conditions designed to address the impact of the projects on fish and other environmental concerns. Domestic Electric Operations is unable to predict the impact of imposition of such conditions, but capital expenditures and operating costs are expected to increase in future periods and certain projects may not be economical to operate.

   Several Superfund sites have been identified where Domestic Electric Operations has been or may be designated as a potentially responsible party. In such cases, Domestic Electric Operations reviews the circumstances and, where possible, negotiates with other potentially responsible parties to provide funds for clean-up and, if necessary, monitoring activities. In addition, insurance resources are reviewed and investigated.

   All of the Company's mining operations are subject to reclamation and closure requirements. The Company monitors these requirements and periodically revises its cost estimates to meet existing legal and regulatory requirements of the various jurisdictions in which it operates. Compliance with these requirements could result in higher expenditures for both capital improvements and operating costs.

   Future costs associated with the disposition of these matters are not expected to be material to the Company's consolidated financial statements.

AUSTRALIAN ELECTRIC OPERATIONS

For the year 1996, expressed in millions, except per kWh      Revenues  Energy Sales Cents per kWh
----------------------------------------------------------------------------------------------------------
Residential                                                   $  239.4     $ 2,608     $  9.2
Industrial                                                       179.3       3,282        5.5
Commercial                                                       165.5       1,926        8.6
Other                                                             74.6         494         --
                                                              -------------------------------
                                                              $  658.8     $ 8,310     $   --
                                                              -------------------------------


POWERCOR

The operations of the Company's first significant international venture, Powercor, exceeded management's expectations for 1996, its first full year of operations as a PacifiCorp company. Powercor contributed earnings of $33 million, before allocation of corporate interest costs. Allocation of interest expense on U.S. borrowings associated with the December 1995 acquisition of Powercor would have reduced Powercor's earnings contribution by approximately $28 million in 1996.

   Powercor, based in Melbourne, Australia, was acquired in December 1995 after the Victorian state government decided to disaggregate and sell parts of the state-owned electricity industry. Accordingly, the State Electricity Commission separated the electricity industry into three components--generation, transmission and distribution. Five companies were formed to manage the network of poles and wires that deliver power to customers. Powercor is one of those companies, responsible for the largest network system and geo-graphical area in the state.

   In addition to being a distributor, Powercor is also a retailer of electricity with about 547,000 customers--the majority of which are located in its network area. Under Victorian state government reforms, Powercor is able to sell electricity to large customers outside its network area. On July 1, 1996, approximately 2,000 customers using 750 or more MWh per year of power became "contestable," meaning they could choose their electricity provider. Powercor has emerged as the leader in the new market, not only obtaining new customers but also retaining most of its existing customer base. Powercor now holds the largest share of customers in this market. New customers include two of Australia's largest banks, Australia's second-largest retailer and several large industrials.

POWERCOR OPERATING RESULTS

Powercor achieved total revenues of $659 million in 1996. Higher than expected revenues were achieved primarily through retaining customers in its network area and through obtaining additional contestable customers. These additional customers provided $40 million of revenue in 1996 and are expected to add approximately $130 million to revenues in 1997, albeit at lower margins than the noncontestable market. As of December 31, 1996, Powercor held about 46% of the State of Victoria's contestable market and 5% of the market in neighboring New South Wales.

   Powercor's operating expenses aggregated $531 million in 1996, with purchased power costs of $305 million representing 57% of operating expenses. See Note 16 to the Consolidated Financial Statements. Powercor's operating expenses totaled 81% of its revenue compared to Domestic Electric Operations where operating expenses totaled 71% of its revenue in 1996. As Powercor's operations do not include power generation, this relationship is consistent with management's expectations and is expected to continue into the near future.

   Although Powercor was successful in 1996, its ability to continue to meet or exceed the Company's expectations is not without risks. Powercor buys all of the electricity it sells and can, therefore, be impacted by fluctuating energy prices. To minimize this risk, Powercor has established a risk management system to manage its pool price expense. See Notes 1, 7 and 8 to the Consolidated Financial Statements. The Company's investment in Hazelwood is strategically important because, among other things, it provides a natural hedge to a portion of Powercor's exposure to fluctuating energy prices.

HAZELWOOD

As discussed under Investing Activities, the Company acquired a 19.9% interest (the maximum allowable under current law) in Hazelwood in September 1996 with a consortium including subsidiaries of National Power Corporation PLC, Destec Energy and Commonwealth Bank Group of Australia. The coal-fired generating station and the associ-ated coal mine are located in the coal-rich Latrobe Valley, about 90 miles east of Melbourne, Australia, where several other large, coal-fired power stations are located. The plant is fueled by brown coal from the mine that contains approximately 450 million tons of reserves, enough fuel to operate the station for at least 40 years.

   Among the partners in Hazelwood there are considerable skills in managing and operating coal-fired plants. National Power, which owns 51.9% of Hazelwood, oversees plant operations and the Company oversees the operation of the adjacent coal mine. Since the Company is one of the largest coal producers in the U.S., management believes there will be significant opportunities to share best practices between its mining operations.

HAZELWOOD OPERATING RESULTS

Hazelwood sells its power through a statewide generation pool and enters into hedging arrangements with Australian distribution companies, such as Powercor. Energy prices vary with weather, economic growth and other factors affecting the supply of and demand for power. Power prices are lowest during Australia's summer months (the fourth and first calendar quarters).

   Since its acquisition in September 1996, the Company's share of Hazelwood's net loss totaled $3 million, including approximately $2 million of interest associated with the transaction. As demand is lowest during Australia's summer months (the winter months in the U.S.), the Company does not expect to see its share of losses accumulate at the rate they did since its acquisition in September 1996. Moreover, the Company expects to see Hazelwood's operating results improve as the Company's expertise leads to more efficient mining operations and as the power plant becomes a more efficient generator. Nonetheless, as these changes will take time, the Company expects Hazelwood to be slightly dilutive to 1997 earnings.

COMPETITION

Powercor is the largest of the five distribution businesses ("DBs") formed when the Victorian state government decided to privatize, and eventually deregulate, its electricity industry. As the Victorian market becomes more open to competition and customers can increasingly choose their energy supplier, Powercor and the other DBs will continue to maintain a monopoly on their individual network areas. These businesses derive much of their revenue from the network fee that is paid for the use of the distribution system.

   As mentioned above, Hazelwood operates in an area where several large, coal-fired generating facilities are located. It will continue to compete against these plants, as well as others outside the geographic area.

REGULATION

Except for power generation and certain contestable accounts, the Australian power industry continues to be a regulated business, albeit a structure that is rapidly changing toward customer choice.

   Powercor, like each of the other four DBs in the State of Victoria, has been granted an exclusive license to sell electricity to franchise customers whose facilities are in its distribution area and a non-exclusive state-wide license to sell to contestable customers. All customers with loads in excess of 750 MWh per year are now contestable and other customers will become contestable over the next four years depending on their energy demand level, with substantially all residential customers remaining franchise customers until 2001. If a Powercor customer chooses a different retailer, Powercor will continue to receive network revenue associated with the customer.

   Regulation of the Victorian electricity industry is the responsibility of the Office of the Regulator General (the "ORG"), an independent regulatory body. The structure of prices with the Victorian electricity industry reflects the establishment of maximum uniform tariffs that apply to noncontestable customers and some contestable customers. Under applicable regulations, Powercor is required to supply electricity to noncontestable customers at prices that are no greater than the prices specified under the applicable tariffs. The prices specified in the tariffs are all inclusive prices, including grid charges and energy costs. In general, annual movements in the tariffs for noncontestable customers are based on the Consumer Price Index, a measure of price inflation.

   Network tariffs include recovery of distribution use of system costs, use of transmission system fees and connection charges. Network tariffs are intended to cover the cost of providing, operating or maintaining the distribution network, except to the extent relevant costs are recoverable through connection charges or other excluded services, and the charges levied for connection to and use of the transmission systems.

   The first major review of the regulatory arrangements and respective transmission and distribution network charges will be carried out by the ORG, with any changes to apply from January 1, 2001. Any subsequent price control arrangements are required to apply for not less than five years.

   The Company does not expect regulation to adversely impact its existing operations in Australia.

TELECOMMUNICATIONS

REVENUES

Millions of dollars                 1996       1995       1994
--------------------------------------------------------------

Network access service          $  259.1   $  223.7   $  168.5
Local network service              140.9      120.5       96.9
Cellular                            44.0       33.9       23.6
Other                               77.1       68.9       64.0
Alascom                               --      193.1      343.5
                                ------------------------------
                                $  521.1   $  640.1   $  696.5
                                ------------------------------

EXPENSES

Millions of dollars                 1996       1995       1994
--------------------------------------------------------------

Operations                      $   81.5   $   78.2   $   66.7
Maintenance                         91.2       86.0       74.4
Other operations expense            83.2       68.2       61.7
Depreciation and amortization      106.5       86.2       66.2
Alascom                               --      156.2      262.8
                                ------------------------------
                                $  362.4   $  474.8   $  531.8
                                ------------------------------

OVERVIEW

Pacific Telecom, Inc. ("PTI") contributed earnings of $75 million in 1996 compared to earnings of $103 million in 1995. The results for 1995 included a gain of $37 million relating to the sale of Alascom. In addition, the Company acquired the 13% publicly held minority interest in PTI in September 1995. After adjusting for the Alascom gain and normalizing for the minority interest acquired, PTI's earnings contributions in 1995 would have been $73 million. See
Note 14 to the Consolidated Financial Statements. Earnings from local exchange operations ("LEC") acquired in 1995, internal customer access line growth of 5%, growth in cellular operations and cable capacity sales offset the $19 million earnings contribution associated with Alascom operations included in the 1995 results of $73 million.

REVENUES

Revenues decreased 19% from $640 million in 1995 to $521 million in 1996. The decrease was the result of the sale of Alascom, which accounted for $193 million of revenue in 1995 prior to its sale, offset by revenue growth from LEC assets acquired, LEC access lines, cellular operations and cable capacity sales. Local network service and network access service revenues increased $20 million and $35 million, respectively, in 1996 primarily as a result of LEC assets acquired, which contributed revenues of $40 million, and a 5% increase in the number of customer access lines. Cellular revenues increased $10 million in 1996 primarily as a result of a 37% increase in the number of cellular customers. PTI expects local network service revenues to increase in 1997 as a result of continued internal growth and pending acquisitions (see Planned Expansion).

   Revenues in 1995 were below 1994 levels primarily due to a $150 million decrease in revenue associated with the operations of Alascom prior to its sale. This decrease was offset by $63 million of growth from acquisitions, $10 million of growth from an increase in cellular customers and $21 million from increases in internal access lines, enhanced services, revised LEC revenue estimates, increased Universal Service Fund ("USF") support, and other factors.

OPERATING EXPENSES

PTI's expenses decreased 24% from $475 million in 1995 to $362 million in 1996. As with revenues, the decrease resulted primarily from the sale of Alascom, which incurred $156 million of expenses prior to its sale in 1995. This decrease was offset by additional expenses of $24 million stemming from operating the LEC properties acquired in 1995 for a full year in 1996 and also by additional expenses needed to support the internal access line and cellular growth.

   Excluding the $107 million impact of the Alascom sale, operating expenses increased approximately $50 million in 1995 compared to 1994 due to acquisitions and internal growth. Costs associated with operations acquired in 1995 (operating costs, maintenance and depreciation) generated additional expenses of approximately $38 million in 1995. At the same time, cellular growth and other internal growth increased operating expenses by approximately $12 million.

COMPETITION

On February 8, 1996, President Clinton signed into law the Telecommunications Act of 1996 (the "1996 Act"). The 1996 Act has a general goal of promoting the development of competitive service in all telecommunications markets over time, including local exchange services. The issues addressed by the 1996 Act are those affecting removal of barriers to entry for various geographic and services markets, universal service standards and mechanisms, eligibility for and access to universal service support funding, interconnection and unbundling of telecommunications networks, large carrier entry into interstate interexchange communications markets and infra-structure sharing.

   The 1996 Act, which applies generally to PTI, also contains provisions with specific importance to PTI's operations. Definitional provisions of the 1996 Act classify PTI as a "rural telephone company" for certain purposes of the 1996 Act. Various of the inter-connection and unbundling requirements applicable generally to incumbent LECs are subject to exemption provisions available to rural telephone companies or to waiver provisions for LECs with less than 2% of the total nationwide access lines, which qualification PTI also meets.

TELECOMMUNICATIONS

CUSTOMER ACCESS LINES

Thousands, at year-end    Projected 1997     1996      1995     1994
--------------------------------------------------------------------

Lines                           660           559       530      418


   The 1996 Act authorized the establishment of a universal service fund to provide support for eligible telecommunications carriers, for which designation PTI believes it will qualify in the future. PTI's management believes these and other provisions will prove consistent with PTI's current and planned operations. PTI recognized USF revenues of $55 million in 1996 and anticipates recognition of approximately that amount in 1997.

   With respect to a number of matters, the 1996 Act permits or requires further proceedings by the Federal Communications Commission (the "FCC") or state regulatory commissions, or both. Following the effective date of the 1996 Act, the FCC initiated more than one hundred separate dockets to address various aspects of the 1996 Act's implementation. A Federal-State Joint Board was also convened to examine and to make recommendations concerning issues pertaining to future universal service definitions and the establishment of mechanisms for support funding. Independently, a number of state regulatory commissions overseeing PTI's LECs commenced proceedings relating to both the 1996 Act and specific state statutory initiatives and requirements. PTI has actively participated in all major proceedings that are likely to have an impact upon its future operations and financial performance. Additionally, PTI has helped to organize or has participated, or both, in industry organizations in an effort to communicate its views effectively on these various issues.

   PTI believes that the 1996 Act, and the regulatory proceedings deriving therefrom, continue to prove consistent with its long-term strategic plan. Based in part upon the rural nature of PTI's operations and the recognition currently being accorded to rural serving requirements in the 1996 Act and derivative regulatory proceedings, the Company does not believe that the 1996 Act and its associated regulatory interpretations will have a material adverse impact on the Company's consolidated financial statements.


OTHER OPERATIONS

EARNINGS CONTRIBUTION

Millions of dollars         1996        1995        1994
--------------------------------------------------------

PFS                      $  34.1     $  30.4     $   3.0
PGC                          7.8         5.6         8.5
Tax settlement                --        32.2          --
Holdings and other        (13.1)        18.0         6.5
                         -------------------------------
                         $  28.8     $  86.2     $  18.0
                         -------------------------------


OTHER OPERATIONS

Other Operations includes two main businesses and several start-up- phase energy ventures as well as the activities of PacifiCorp Holdings, Inc. ("Holdings"). PacifiCorp Financial Services ("PFS") has tax-advantaged investments in affordable housing and leasing operations that consist principally of aircraft leases. Pacific Generation Company ("PGC") has ownership interests in numerous independent power production and cogeneration businesses. Holdings also has ownership interests in several start-up-phase energy ventures.

RESULTS OF OPERATIONS

The earnings contribution from Other Operations decreased from 1995 to 1996 primarily as a result of the 1995 tax settlement which had the effect of reducing Domestic Electric Operations' earnings by $32 million and increasing Other Operations' earnings by $32 million in 1995.

   The earnings of PFS and PGC increased in 1996, but were offset by Holdings and other expense increases.

   The $31 million decrease in earnings of Holdings and other in 1996 was attributable to approximately $14 million of increased interest expense, as well as expenses incurred by several start-up-phase investments in which investments in personnel and other resources are being made, offset by the tax benefits thereof. The increased interest expense was attributable in part to Holdings' investment in Powercor.

   Other Operations' earnings contribution increased from $18 million in 1994 to $86 million in 1995 as a result of the impact of the $32 million tax settlement in 1995 and approximately $19 million of impairment charges taken by PFS in 1994, as well as certain other factors.

LIQUIDITY AND CAPITAL RESOURCES


CASH FLOWS

Millions of dollars                            1996         1995        1994
----------------------------------------------------------------------------

Operating activities
   Domestic Electric Operations             $   718     $    700      $  747
   Australian Electric Operations                95           10          --
   Telecommunications                           197          152         141
   Other Operations                              67           50          74
                                            --------------------------------
   Cash provided by operating activities      1,077          912         962
Investing activities                          (903)       (2,333)       (340)
Financing activities                          (178)        1,420        (630)
                                            --------------------------------
   Change in cash during the year           $   (4)     $     (1)     $   (8)
                                            --------------------------------
Cash dividends paid                         $   346     $    346      $  345
                                            --------------------------------


OPERATING ACTIVITIES

Operating cash flows increased by $165 million from 1995 to 1996 despite net income remaining flat. Powercor's operations contributed $95 million of operating cash flow in its first full year, while increased operating income in other businesses provided $70 million of increased cash flow. Increases in accounts receivable at Domestic Electric Operations were only partially offset by increases in accounts payable. These changes were due to increased wholesale and retail activity and changes in retail billing processes.

INVESTING ACTIVITIES

   While investing activities in 1995 were dominated by the $1.6 billion purchase of Powercor, no single transaction had such a pervasive influence on 1996. Rather, investing activities in 1996 focused on continued capital spending to improve and expand existing operations and a couple of smaller but strategically important investments--Hazelwood and the Hermiston Plant.

   The Company expanded its presence in Australia when it invested approximately $157 million, including an associated $12 million advance, for a 19.9% ownership interest in Hazelwood which, in turn, purchased a 1,600 megawatt, coal-fired generating station and associated coal mine in Victoria, Australia for approximately $1.9 billion. The consortium financed the acquisition of the Hazelwood plant and mine with approximately $858 million in equity contributions from the partners and $1 billion of nonrecourse borrowings at the partnership level. Holdings financed its investment with long-term borrowings in the U.S. under a five-year credit facility.

   On July 30, 1996, Domestic Electric Operations paid $154 million for a 50% ownership interest in the Hermiston Plant located near Hermiston, Oregon. This 474 MW natural gas cogeneration plant began commercial operation on July 1, 1996. The payment was initially funded with short-term debt.

   The Company takes all of the energy produced by the Hermiston Plant under a long-term contract. Such commitment is expected to reduce income from operations in 1997 by approximately $15 million as compared to 1996.

   Construction spending for production, transmission, distribution and other purposes at Domestic Electric Operations remained relatively constant, decreasing from $455 million in 1995 to $442 million in 1996.

   Powercor's construction expenditures totaled $80 million in 1996.

   Capital expenditures for PTI declined $371 million from 1996 to 1995 as spending returned to recurring levels, considering 1995 expenditures included $376 million for LEC assets acquired. Construction spending remained constant at $122 million.

   Capital expenditures in Other Operations declined by $119 million primarily due to the Company's 1995 purchase of the minority interest in PTI for $131 million. During 1996, the Company continued to invest in new, energy-related ventures and will continue to do so during 1997.

   The Company believes that its existing and available capital resources are sufficient to meet working capital, dividend and construction needs in 1997.

LIQUIDITY AND CAPITAL RESOURCES

CAPITAL SPENDING

Millions of dollars               Forecasted 1997    1996       1995     1994
-----------------------------------------------------------------------------

Construction
   Domestic Electric Operations       $    480   $    442   $    455   $  638
   Australian Electric Operations           75         80          2       --
   Telecommunications                      140        122        122      148
   Other Operations                         10          7         --        3
                                      ---------------------------------------
                                           705        651        579      789
Acquisitions and Investments
   Domestic Electric Operations             --        154         --       --
   Australian Electric Operations           --        145      1,589       --
   Telecommunications                      230          5        376        5
   Other Operations                         75         49        175       10
                                      ---------------------------------------
                                           305        353      2,140       15
                                      ---------------------------------------
                                      $  1,010   $  1,004   $  2,719   $  804
                                      ---------------------------------------


PLANNED EXPANSION

The Company continuously explores opportunities for growth in unregulated energy and telecommunications markets. In addition to the identified expansion opportunities highlighted below, the Company will also seek to increase its presence throughout the world.

   Because the Company believes that the U.S. will move from the existing regulated marketplace to a market driven by customer choice, it will focus on expansion of its unregulated businesses and other energy-related businesses, such as natural gas. The Company believes that the experience gained by focusing on the unregulated marketplace will facilitate the conversion to a market driven by customer choice.

   Holdings and Big Rivers Electric Corporation ("Big Rivers"), a generation and transmission cooperative based in Henderson, Kentucky, signed an agreement during 1996 providing for a subsidiary of Holdings to operate and manage Big Rivers' power plants under a 25-year operating agreement for annual payments of approximately $30 million. Big Rivers filed for bankruptcy in September 1996. In February 1997, the bankruptcy judge opened the Big Rivers facilities to auction. Holdings asked the U.S. District Court to take jurisdiction over the Big Rivers reorganization away from the U.S. Bankruptcy Court. In addition, Holdings filed a motion in bankruptcy court requesting that the bankruptcy judge remove himself and the bankruptcy examiner from the case and impose sanctions on the examiner. The examiner responded and requested that sanctions be imposed on the Company and its counsel. On March 18, 1997, the district court declined to take jurisdiction of the bankruptcy case, ruling that the bankruptcy judge must first decide the disqualification and removal motion. On March 19, 1997, the bankruptcy court accepted a bid from LG&E
Energy Corp. for Big Rivers' facilities. The outcome of these proceedings is uncertain.

   PTI has signed definitive agreements with US WEST Communi-cations, Inc. to purchase local exchange telephone properties in Minnesota with 27,100 access lines and with GTE North Incorporated to purchase properties in Michigan with 11,300 access lines. PTI has also signed a definitive agreement with the City of Fairbanks to acquire its telephone and cellular operations that have 32,000 access lines and 6,800 cellular customers. PTI anticipates that the three acquisitions, if approved by regulators, will require $248 million in cash, net of approximately $20 million of cash to be acquired in the acquisitions. PTI expects to fund these acquisitions through the issuance of external debt and internally generated funds. All three acquisitions are expected to close in 1997.

INFLATION

Due to the capital-intensive nature of the Company's core businesses, inflation may have a significant impact on replacement of property, acquisition and development activities and final mine reclamation costs. To date, management does not believe that inflation has had a significant impact on any of the Company's other businesses.

LIQUIDITY AND CAPITAL RESOURCES


CAPITALIZATION

Millions of dollars, except percentages         1996                 1995
--------------------------------------------------------------------------------

Long-term debt                       $  5,148      47%     $  4,792      46%
Common equity                           4,032      37         3,633      35
Short-term debt                           937       9         1,227      12
Preferred stock                           314       3           531       5
Preferred securities of Trust             210       2            --      --
Quarterly income debt securities          176       2           176       2
                                     ---------------------------------------
Total capitalization                 $ 10,817     100%     $ 10,359     100%
                                     ---------------------------------------


The Company manages its capitalization and liquidity position in a consolidated manner through policies established by senior management. These policies have resulted from a review of historical and projected practices for businesses and industries that have financial and operating characteristics similar to PacifiCorp and its principal business operations.

   The Company's policies attempt to balance the interests of its shareholders, ratepayers and creditors. In addition, given the changes that are occurring within the industry and market segments in which the Company operates, these policies must remain sufficiently flexible to allow the Company to respond to these developments.

   On a consolidated basis, the Company attempts to maintain total debt at 48% to 54% of capitalization. However, as a result of the $1.6 billion acquisition of Powercor in December 1995, debt comprised 60% of total capitalization at December 31, 1995. Through the common stock offerings described below, and strong earnings, common equity increased $399 million. As a result, the debt to capitalization ratio improved to 58% at December 31, 1996.

   The Company continually evaluates the advantages of common stock issuances in the context of its current capital structure, financing needs and market price. Depending on this evaluation, the Company may offer additional shares of common stock to the public in 1997.

   As described below, the Company also completed a preferred stock refunding during 1996 that significantly lowered the after-tax cost of the preferred stock component of its capitalization.

EQUITY TRANSACTIONS


The Company issued 8.8 million shares of common stock to the public in March and April 1996 for net proceeds of $178 million, after deducting offering costs of $6 million. The proceeds of such offerings were used to repay short-term debt.

   During the year, the Company also issued 2.1 million shares of its common stock under the dividend reinvestment and stock purchase plan (the "Plan"), raising $43 million. Due to the public sales of shares in March and April 1996 and issuances under the Plan, the average number of common shares outstanding increased 3%, from 284 million shares during 1995 to 292 million shares during 1996.

   In June 1996, a wholly owned subsidiary trust (the "Trust") issued, in a public offering, 8.7 million of its 8G% Cumulative Quarterly Income Preferred Securities, Series A, for net proceeds of $210 million, after deducting issuance costs of approximately $7 million. The sole asset of the Trust is $224 million of Series C Junior Subordinated Deferred Interest Debentures issued by the Company to the Trust. See Note 5 to the Consolidated Financial Statements.

   In July and August 1996, the Company redeemed preferred stock with an aggregate carrying value of $214 million for $222 million. The present value of the cost savings as a result of the redemption more than justified the $8 million premium over carrying value.

DEBT TRANSACTIONS

In January 1996, the Company issued $200 million of secured medium-term notes in the form of First Mortgage and Collateral Trust Bonds with interest rates of 6.1% and 6.7% and maturities from 2006 to 2026. Net proceeds of $198 million were used to repay short-term debt that had been classified as long-term debt at December 31, 1995.

   In September 1996, the Company established a $500 million Secured Medium-Term Note Program and a $250 million Unsecured Medium-Term Note Program. No issuances occurred under either program during 1996.

   In April 1996, Holdings issued $150 million of 6.75% senior notes due 2001 and $100 million of 7.2% senior notes due 2006 for net proceeds of $247 million. The proceeds were used to repay short-term debt incurred in the Powercor acquisition.

LIQUIDITY AND CAPITAL RESOURCES

REVOLVING CREDIT AGREEMENTS

Millions of dollars committed                                   1996
--------------------------------------------------------------------

Domestic Electric Operations                                $    700
Australian Electric Operations                                 1,250
Telecommunications                                               300
Holdings and other                                               500
                                                            --------
                                                            $  2,750
                                                            --------

AVAILABLE CREDIT FACILITIES

At December 31, 1996, PacifiCorp had $700 million of committed bank revolving credit agreements. Regulatory authorities limited PacifiCorp to $1 billion of short-term debt, of which $675 million was outstanding at December 31, 1996. At December 31, 1996, subsidiaries of PacifiCorp had $2.1 billion of committed bank revolving credit agreements. The Company had $1.2 billion of short-term debt classified as long-term debt at December 31, 1996, as it had the intent and ability to support short-term borrowings through the various revolving credit facilities on a long-term basis. See Notes 3 and 4 to the Consolidated Financial Statements for additional information.

LIMITATIONS

In addition to the Company's capital structure policies, its debt capacity is also governed by its credit agreements. Based on the Company's current capital structure, management believes PacifiCorp and its subsidiaries could have borrowed an additional $3.4 billion of debt at December 31, 1996. PacifiCorp's principal debt limitation is a 60% debt to capitalization test contained in its principal credit agreements. Considering such limitation, an additional $1.7 billion of debt was available to PacifiCorp at December 31, 1996. Holdings' adjusted consolidated debt is limited to 70% of its consolidated capitalization. Under this test, an additional $1.7 billion of debt was available at December 31, 1996.

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


VARIABLE RATE LIABILITIES

Millions of dollars                                 1996        1995
--------------------------------------------------------------------

Domestic Electric Operations                     $ 1,090     $ 1,240
Australian Electric Operations                       511         896
Telecommunications                                    43         165
Holdings and other                                   202         542
                                                 -------------------
                                                 $ 1,846     $ 2,843
                                                 -------------------
Percentage of total capitalization                   17%         27%


RISK MANAGEMENT

The risk management process established by the Company is designed to measure both quantitative and qualitative risks in its businesses. A senior risk management committee has been established to review these risks on a regular basis. The principal quantitative risks that are measured are the risks and volatility of cash flows for the Company's energy trading activities. Similar processes for interest rate risk and foreign currency exchange risk will be established in 1997.

   As part of the Company's overall approach to risk management, the Company utilizes derivative instruments. The use of such instruments is governed by a policy that was established in 1994 and is reviewed on a regular basis by senior management.


   The Company uses interest rate swap agreements, collars, futures and forwards to manage its exposure to interest rate fluctuations and to increase the predictability of its cash flows by effectively converting its variable rate debt to fixed rate debt. At December 31, 1996, the Company had entered into derivatives with notional principal amounts totaling $958 million to manage its interest rate exposure.

   The Company uses foreign currency exchange agreements to reduce a portion of its exposure to fluctuations in the Australian dollar stemming from its net investments in Powercor and to hedge obligations denominated in foreign currencies. At December 31, 1996, the notional amount of such contracts totaled $341 million.

   The Company uses electricity futures and similar instruments to hedge its cost of electricity and has recently started to actively trade electricity and electricity-related financial products. The trading of electricity-related financial products is currently done in a limited number of markets, and the Company plans to continue to develop its commodity trading expertise and expand its activities as these markets develop.

   See Notes 1, 7 and 8 to the Consolidated Financial Statements for additional information about the Company's use of derivatives.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW SUMMARY

                                                            Forecasted                         Actual
Millions of dollars/For the year                 1999          1998          1997        1996     1995         1994
---------------------------------------------------------------------------------     -----------------------------
Net Cash Flow from Operating Activities
   Domestic Electric Operations                                                       $   718     $   700     $ 747
   Australian Electric Operations                                                          95          10        --
   Telecommunications                                                                     197         152       141
   Other Operations                                                                        67          50        74
                                                                                      -----------------------------
   Total                                                                                1,077         912       962
   Cash Dividends Paid                                                                    346         346       345
                                                                                      -----------------------------
Net                                         $ 850-900     $ 825-875     $ 775-825     $   731     $   566     $ 617
---------------------------------------------------------------------------------     -----------------------------
Construction
   Domestic Electric Operations             $     525     $     500     $     480     $   442     $   455     $ 638
   Australian Electric Operations                  60            60            75          80           2        --
   Telecommunications                             120           145           140         122         122       148
   Other Operations                                10            10            10           7          --         3
---------------------------------------------------------------------------------     -----------------------------
   Total                                          715           715           705         651         579       789

Acquisitions and Investments
   Domestic Electric Operations                    45            --            --         154          --        --
   Australian Electric Operations                  --            --            --         145       1,589        --
   Telecommunications                             270           200           230           5         376         5
   Other Operations                                50            50            75          49         175        10
                                            -------------------------------------     -----------------------------
   Total                                          365           250           305         353       2,140        15
                                            -------------------------------------     -----------------------------
Total Capital Spending                      $   1,080     $     965     $   1,010     $ 1,004     $ 2,719     $ 804
---------------------------------------------------------------------------------     -----------------------------
Maturities of Long-Term Debt
   Domestic Electric Operations             $     299     $     197     $     209     $   182     $    51     $  76
   Australian Electric Operations                  --            --            --          42          --        --
   Telecommunications                              48            29            16          56          15        17
   Other Operations                                 6            15            11          19          29        61
                                            -------------------------------------     -----------------------------
   Total                                    $     353     $     241     $     236     $   299     $    95     $ 154
                                            -------------------------------------     -----------------------------
   Other Refinancings                                                                 $    42     $   191     $ 295
---------------------------------------------------------------------------------     -----------------------------


FORWARD-LOOKING STATEMENTS

The information in the tables and text in this document include certain forward-looking statements that involve a number of risks and uncertainties that may influence the financial performance and earnings of the Company and its subsidiaries. When used in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," the words "estimates", "expects", "anticipates", "forecasts", "plans", "intends" and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. There can be no assurance the results predicted will be realized. Actual results will vary from those represented by the forecasts, and those variations may be material.

   The following factors are among the factors that could cause actual results to differ materially from the forward-looking statements: utility commission practices; regional economic conditions; weather variations affecting customer usage; competition in bulk power markets and hydroelectric production; wholesale power marketing results; environmental, regulatory and tax legislation, including industry restructure and deregulation initiatives; technological developments in the electricity and telecommunications industries; and the cost of debt and equity capital. Any forward-looking statements issued by the Company should be considered in light of these factors.

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



/s/ Richard T. O'Brien

Richard T. O'Brien
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PACIFICORP:

We have audited the accompanying consolidated balance sheets of PacifiCorp and subsidiaries as of December 31, 1996 and 1995, and the related statements of consolidated income and retained earnings and of consolidated cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of PacifiCorp and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Portland, Oregon
January 31, 1997 (March 11, 1997 as to Note 15)

STATEMENTS OF CONSOLIDATED INCOME AND RETAINED EARNINGS

Millions of dollars, except per share amounts/For the year              1996           1995           1994
--------------------------------------------------------------------------------------------------------------
Revenues                                                          $  4,293.8     $  3,416.9     $  3,498.0
                                                                  ----------------------------------------
Expenses
     Operations                                                      1,782.4        1,259.4        1,391.8
     Maintenance                                                       308.5          281.0          292.3
     Administrative and general                                        308.5          254.9          244.6
     Depreciation and amortization                                     530.4          445.6          424.3
     Taxes, other than income taxes                                    118.9          120.1          122.7
                                                                  ----------------------------------------
     Total                                                           3,048.7        2,361.0        2,475.7
                                                                  ----------------------------------------

Income from Operations                                               1,245.1        1,055.9        1,022.3
                                                                  ----------------------------------------

Interest Expense and Other
     Interest expense                                                  465.7          378.7          334.5
     Interest capitalized                                              (11.9)         (15.1)         (14.5)
     Minority interest and other                                         2.5          (51.5)         (15.5)
                                                                  ----------------------------------------
     Total                                                             456.3          312.1          304.5
                                                                  ----------------------------------------

Income before income taxes                                             788.8          743.8          717.8
Income taxes                                                           283.9          238.8          249.8
                                                                  ----------------------------------------

Net Income                                                             504.9          505.0          468.0

Retained Earnings, January 1                                           632.4          474.3          351.3
Cash dividends declared
     Preferred stock                                                   (29.1)         (38.4)         (39.6)
     Common stock per share of $1.08                                  (317.9)        (306.6)        (305.4)
     Preferred stock retired                                            (7.5)          (1.9)            --
                                                                  ----------------------------------------

Retained Earnings, December 31                                    $    782.8     $    632.4     $    474.3
                                                                  ----------------------------------------

Earnings on Common Stock (Net income
     less preferred dividend requirement)                         $    475.1     $    466.3     $    428.3

Average number of common
     shares outstanding (Thousands)                                  292,424        284,272        282,912

Earnings per Common Share                                         $     1.62     $     1.64     $     1.51

(See accompanying Notes to Consolidated Financial Statements)

STATEMENTS OF CONSOLIDATED CASH FLOWS

Millions of dollars/For the year                               1996           1995        1994
----------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net income                                             $   504.9     $    505.0     $ 468.0
   Adjustments to reconcile net income
      to net cash provided by operating activities
      Depreciation and amortization                           552.0          466.2       472.5
      Deferred income taxes and investment
         tax credits--net                                      48.4           62.5        (7.5)
      Minority interest and other                             (33.3)         (28.6)       23.6
      Accounts receivable and prepayments                    (171.2)         (71.5)        5.4
      Materials, supplies, fuel stock and inventory            31.9           (8.6)       11.8
      Accounts payable and accrued liabilities                144.6          (13.0)      (11.7)
                                                          ------------------------------------

Net Cash Provided by Operating Activities                   1,077.3          912.0       962.1
                                                          ------------------------------------

Cash Flows from Investing Activities
   Construction                                              (650.8)        (578.6)     (788.7)
   Operating companies and assets acquired                   (199.4)      (2,002.1)       (5.9)
   Investments in and advances to affiliated
      companies--net                                         (153.5)        (138.4)       (9.5)
   Proceeds from sales of assets                               55.1          377.0       381.6
   Proceeds from sales of finance assets and
      principal payments                                       55.8           36.6       109.1
   Other                                                      (10.5)         (27.4)      (26.7)
                                                          ------------------------------------

Net Cash Used in Investing Activities                        (903.3)      (2,332.9)     (340.1)
                                                          ------------------------------------

Cash Flows from Financing Activities
   Changes in short-term debt                                (319.6)         581.5       (98.7)
   Proceeds from long-term debt                               669.4        1,530.8       246.6
   Proceeds from issuance of common stock                     221.3             .4        57.2
   Proceeds from issuance of preferred securities of
      Trust holding solely PacifiCorp debentures              209.6             --          --
   Dividends paid                                            (346.4)        (346.5)     (344.8)
   Repayments of long-term debt                              (341.1)        (285.8)     (448.5)
   Redemptions of capital stock                              (221.6)          (2.6)         --
   Other                                                      (50.0)         (58.0)      (41.7)
                                                          ------------------------------------

Net Cash Provided by (Used in) Financing Activities          (178.4)       1,419.8      (629.9)
                                                          ------------------------------------
Decrease in Cash and Cash Equivalents                          (4.4)          (1.1)       (7.9)
Cash and Cash Equivalents at Beginning of Year                 22.2           23.3        31.2
                                                          ------------------------------------

Cash and Cash Equivalents at End of Year                  $    17.8     $     22.2     $  23.3
                                                          ------------------------------------

Supplemental Disclosure of Cash Flow Information
   Cash paid during the year for
      Interest (net of amount capitalized)                $   505.7     $    407.7     $ 399.4
      Income taxes                                            207.9          185.5       225.6
   Noncash financing activities
      8.55% Junior subordinated debentures
         exchanged for 2,233,037 shares of
         $1.98 No Par Serial Preferred Stock                     --           55.9          --

(See accompanying Notes to Consolidated Financial Statements)

CONSOLIDATED BALANCE SHEETS

ASSETS

Millions of dollars/December 31                                1996        1995
--------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                             $     17.8  $     22.2
   Accounts receivable less allowance for doubtful
      accounts: 1996/$8.6 and 1995/$7.4                       718.6       545.0
   Materials, supplies and fuel stock at average cost         188.7       212.1
   Inventory                                                   55.2        62.8
   Other                                                       78.2        70.1
                                                         ----------------------
   Total Current Assets                                     1,058.5       912.2

Property, Plant and Equipment
   Domestic Electric Operations
      Production                                            4,659.2     4,420.0
      Transmission                                          2,069.2     2,042.5
      Distribution                                          3,029.7     2,829.9
      Other                                                 1,687.9     1,655.7
      Construction work in progress                           252.8       310.0
                                                         ----------------------
      Total Domestic Electric Operations                   11,698.8    11,258.1
   Australian Electric Operations                           1,361.9     1,302.8
   Telecommunications                                       1,670.0     1,606.9
   Other Operations                                            68.8        65.0
   Accumulated depreciation and amortization               (4,583.8)   (4,280.5)
                                                         ----------------------
   Total Property, Plant and Equipment--Net                10,215.7     9,952.3

Other Assets
   Investments in and advances to affiliated companies        358.9       187.9
   Intangible assets--net                                     870.5       743.2
   Regulatory assets--net                                   1,017.4     1,060.3
   Finance note receivable                                    214.6       217.5
   Finance assets--net                                        425.6       453.7
   Real estate investments                                    217.0       179.8
   Deferred charges and other                                 256.3       308.3
                                                         ----------------------
   Total Other Assets                                       3,360.3     3,150.7
                                                         ----------------------

Total Assets                                             $ 14,634.5  $ 14,015.2
                                                         ----------------------

(See accompanying Notes to Consolidated Financial Statements)

LIABILITIES AND SHAREHOLDERS' EQUITY

Millions of dollars/December 31                             1996          1995
------------------------------------------------------------------------------

Current Liabilities
   Long-term debt currently maturing                  $    235.6    $    206.1
   Notes payable and commercial paper                      701.5       1,021.1
   Accounts payable                                        469.7         345.3
   Taxes, interest and dividends payable                   303.5         256.4
   Customer deposits and other                             152.6         176.0
                                                      ------------------------
   Total Current Liabilities                             1,862.9       2,004.9

Deferred Credits
   Income taxes                                          1,953.1       1,910.1
   Investment tax credits                                  148.4         159.2
   Other                                                   758.9         786.2
                                                      ------------------------
   Total Deferred Credits                                2,860.4       2,855.5

Minority Interest                                           31.9          23.0

Long-Term Debt                                           5,323.8       4,968.2

Guaranteed Preferred Beneficial Interests
   in Company's Junior Subordinated Debentures             209.7            --

Preferred Stock Subject to Mandatory Redemption            178.0         219.0

Preferred Stock                                            135.5         311.5

Common Equity
   Common shareholders' capital
      shares authorized 750,000,000;
      shares outstanding: 1996/295,139,753
      and 1995/284,276,709                               3,236.8       3,012.9
   Retained earnings                                       782.8         632.4
   Cumulative currency translation adjustment               12.7            --
   Guarantees of Employee Stock Ownership
      Plan borrowings                                         --         (12.2)
                                                      ------------------------
   Total Common Equity                                   4,032.3       3,633.1
                                                      ------------------------

Commitments and Contingencies (See Notes 9 and 10)


Total Liabilities and Shareholders Equity            $ 14,634.5    $ 14,015.2
                                                      ------------------------


 (See accompanying Notes to Consolidated Financial Statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1996, 1995 and 1994



NOTE 1

SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements of PacifiCorp (the "Company") include its integrated domestic electric utility operating divisions of Pacific Power and Utah Power and its wholly owned and majority owned subsidiaries. Major subsidiaries, all of which are wholly owned, are: PacifiCorp Holdings, Inc. ("Holdings"), which holds all of the Company's nonintegrated electric utility investments, including Powercor Australia Limited ("Powercor"), an Australian electricity distributor purchased December 12, 1995; Pacific Telecom, Inc. ("PTI"), a telecommunications operation (formerly 87% owned, see Note 14); and PacifiCorp Financial Services, Inc., a financial services business. Together these businesses are referred to herein as the Companies. Significant intercompany transactions and balances have been eliminated.

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

REGULATION

Accounting for the domestic utility businesses conforms with gener-ally accepted accounting principles as applied to regulated public utilities and as prescribed by agencies and the commissions of the various locations in which the utility businesses operate. The Company prepares its financial statements as they relate to Domestic Electric Operations and Telecommunications in accordance with Statement of Financial Accounting Standards ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulation." See Note 2.

ASSET IMPAIRMENTS

Effective January 1, 1996, the Company adopted SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluated all its assets based upon SFAS 121 and within the context of SFAS 71 for its regulated operations and concluded that no material adjustments were required. See Note 2.

CASH AND CASH EQUIVALENTS

For the purposes of these financial statements, the Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

FOREIGN CURRENCY TRANSLATION

Financial statements for foreign subsidiaries are translated into United States dollars at end of period exchange rates as to assets and liabilities and weighted average exchange rates as to revenues and expenses. The resulting exchange gains or losses are accumulated in the "cumulative currency translation adjustment" account, a component of common equity. All significant gains and losses resulting from foreign currency transactions are included in income.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at original cost of contracted services, direct labor and material, interest capitalized during construction and indirect charges for engineering, supervision and similar overhead items. The cost of depreciable utility properties retired, including the cost of removal, less salvage, is charged to accumulated depreciation.

DEPRECIATION AND AMORTIZATION

At December 31, 1996, the average depreciable life of property, plant and equipment by category was: Domestic Electric Operations--Production, 41 years; Transmission, 42 years; Distribution, 30 years; Other, 18 years; Australian Electric Operations, 21 years; and Telecommunications, 16 years.

     Depreciation and amortization is generally computed by the straight-line method over the estimated economic useful lives of the related assets after giving effect to requirements as prescribed by the Company's various regulatory jurisdictions. Provisions for depreciation (excluding amortization of capital leases) in the domestic electric, Australian electric, and telecommunications businesses were 3.6%, 3.5% and 3.4% of average depreciable assets in 1996, 1995 and 1994, respectively.

MINE RECLAMATION AND CLOSURE COSTS

The Company expenses current mine reclamation costs and accrues for estimated final mine reclamation and closure costs using the units-of-production method.

INVENTORY VALUATION

Inventories are generally valued at the lower of average cost or market.

INTANGIBLE ASSETS

Intangible assets consist of: license and other intangible costs relating to Australian Electric Operations ($460 million and $32 million, respectively, in 1996 and $312 million and $30 million, respectively, in 1995); franchises of local exchange and cellular companies ($397 million in 1996 and $398 million in 1995); and excess cost over net assets of businesses acquired ($43 million in 1996 and 1995). These costs are offset by accumulated amortization ($62 million in 1996 and $40 million in 1995). Intangible assets are generally being amortized over 40 years.

FINANCE ASSETS

Finance assets consist of finance receivables, leveraged leases and operating leases and are not significant to the Company in terms of revenue, net income or assets. The Company's leasing operations consist principally of leveraged aircraft leases. Investments in finance assets are net of allowances for credit losses and accumulated impairment charges of $63 million and $71 million at December 31, 1996 and 1995, respectively.

DERIVATIVES

Gains and losses on hedges of existing assets and liabilities are included in the carrying amounts of those assets or liabilities and are recognized in income as part of those carrying amounts. Gains and losses related to hedges of anticipated transactions and firm commitments are deferred on the balance sheet and recognized in income when the transaction occurs.

INTEREST CAPITALIZED

Costs of debt applicable to domestic utility properties are capitalized during construction. Generally, the composite capitalization rates were 5.7% for 1996, 6.2% for 1995 and 4.7% for 1994.

INCOME TAXES

The Company uses the liability method of accounting for deferred income taxes. Deferred tax liabilities and assets reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts.

     Investment tax credits for regulated operations in the United States are deferred and amortized to income over the average estimated lives of the properties. All other investment tax credits are recognized when utilized.
     Provision is made for U.S. income taxes on the undistributed earnings of the Company's international businesses.

REVENUE RECOGNITION

The Company accrues estimated unbilled revenues for electric services provided after cycle billing to month-end.
     PTI participates with other telephone companies in access revenue pools for certain interstate and intrastate revenues, which are initially recorded based on estimates.

PREFERRED STOCK RETIRED

Amounts paid in excess of the net carrying value of preferred stock retired are amortized in accordance with regulatory orders.

RECLASSIFICATION

Certain amounts from prior years have been reclassified to conform with the 1996 method of presentation. These reclassifications had no effect on previously reported consolidated net income.

NOTE 2

ACCOUNTING FOR THE
EFFECTS OF REGULATION

Regulated utilities have historically applied the provisions of SFAS 71 which is based on the premise that regulators will set rates that allow for the recovery of a utility's costs, including cost of capital. Accounting under SFAS 71 is appropriate as long as: rates are established by or subject to approval by independent, third-party regulators; rates are designed to recover the specific enterprise's cost-of-service; and in view of demand for service, it is reasonable to assume that rates are set at levels that will recover costs and can be collected from customers. In applying SFAS 71, the Company must give consideration to changes in the level of demand or competition during the cost recovery period. In accordance with SFAS 71, the Company's domestic utility operations capitalize certain costs, regulatory assets, in accordance with regulatory authority whereby those costs will be expensed and recovered in future periods. Regulatory assets--net at December 31, 1996 and 1995 included the following:


Millions of dollars/December 31                             1996          1995
--------------------------------------------------------------------------------
Deferred taxes--net                                   $    670.6    $    687.1
Deferred pension costs                                     102.9         116.8
Demand-side resource costs                                 118.8         110.0
Unamortized net loss on reacquired debt                     68.4          71.8
Unrecovered Trojan Plant and regulatory
   study costs                                              26.8          28.4

Various other costs                                         29.9          46.2
                                                      ------------------------
Total                                                 $  1,017.4    $  1,060.3
                                                      ------------------------

     If the Company, at some point in the future, determines that all or a portion of the domestic utility operations no longer meet the criteria for continued application of SFAS 71, the Company would be required to adopt the provisions of SFAS 101, "Regulated Enterprises--Accounting for the Discontinuation of Application of FASB Statement No. 71." Adoption of SFAS 101 would require the Company to write off the regulatory assets and liabilities relating to those operations not meeting SFAS 71 requirements.

     The utility industry will also be impacted by the application of SFAS 121 as a result of deregulation. This accounting statement requires the recognition of impairment on long-lived assets when book values exceed expected future cash flows. Integral parts of future cash flow estimates include estimated future prices to be received, the expected future cash cost of operations, sales and load growth forecasts and the nature of any legislative cost recovery mechanisms.

     Restructuring bills are being considered in all states in which the Company provides retail service. The Company expects any legislation passed to provide an opportunity to recover costs which have been placed at risk.


NOTE 3

SHORT-TERM DEBT AND
BORROWING ARRANGEMENTS

The Companies' short-term debt and borrowing arrangements were as follows:

                              December 31                      For the year
                         -----------------------         ----------------------
                                        Average                         Average
                                        Interest           Average     Interest
Millions of dollars      Balance        Rate(a)          Outstanding    Rate(b)
-------------------------------------------------------------------------------
1996
PacifiCorp               $  549.3           5.6%         $   424.4        5.4%
Subsidiaries                152.2           5.6              287.2        5.6

1995
PacifiCorp               $  479.9           5.9%         $   407.2        5.9%
Subsidiaries                541.2           6.1              180.0        6.2

1994
PacifiCorp               $  433.0           6.0%         $   372.8        4.5%
Subsidiaries                 21.7           7.5               95.0        4.6

(a) Computed by dividing the total interest on principal amounts outstanding at the end of the period by the weighted daily principal amounts outstanding.
(b) Computed by dividing the total interest expense for the period by the average daily principal amount outstanding for the period.

     At December 31, 1996, PacifiCorp's commercial paper and bank line borrowings were supported by revolving credit agreements totaling $700 million. At December 31, 1996, subsidiaries had committed bank revolving credit agreements totaling $2.1 billion.

     The Companies have the intent and ability to support short-term borrowings through various revolving credit agreements on a long-term basis. At
December 31, 1996, PacifiCorp had $123 million and subsidiaries had $1.1 billion of short-term debt classified as long-term. Consolidated commitment fees were approximately $2 million in 1996 and 1995 and $3 million in 1994.

NOTE 4

LONG-TERM DEBT

The Company's long-term debt was as follows:


Millions of dollars/December 31                                1996        1995
-------------------------------------------------------------------------------
PacifiCorp
   First mortgage and collateral trust bonds
      Maturing 1997 through 2001/5.9%-9.5%(a)            $    946.5  $  1,112.1
      Maturing 2002 through 2006/6.1%-9%                      601.0       519.8
      Maturing 2007 through 2011/6.6%-9.2%                    235.8       237.5
      Maturing 2012 through 2016/7.3%-8.8%                    172.9       175.6
      Maturing 2017 through 2021/8.4%-8.5%                     38.1        38.4
      Maturing 2022 through 2026/6.7%-8.6%                    441.5       341.5
   Guaranty of pollution control revenue bonds
      5.6%-5.7% due 2021 through 2023(b)                       71.2        71.2
      Variable rate due 2013 through 2024(b)(c)               216.5       216.5
      Variable rate due 2005 through 2030(c)                  450.7       456.6
      Funds held by trustees                                  (12.1)      (12.4)
   8.4%-8.6% Junior subordinated debentures
      due 2025 through 2035                                   175.8       175.8
   Commercial paper(c)(e)                                     123.4       200.0
   Other                                                       28.1        31.3
                                                         ----------------------
   Total                                                    3,489.4     3,563.9
   Less current maturities                                    203.8       176.8
                                                         ----------------------
   Total                                                    3,285.6     3,387.1
                                                         ----------------------
Subsidiaries
   2%-11.8% First mortgage notes and bonds
      maturing through 2028                                   139.3       143.2
   6.8%-10.2% Notes due through 2020                          291.2        59.8
   Australian bank bill borrowings(d)(e)                      922.3       896.2
   Commercial paper and committed bank lines(c)(e)            185.0        75.0
   Variable rate notes due through 2007(c)                     35.8        42.0
   6.6%-9.4% Medium-term notes due through 2008               323.5       223.5
   4.5%-11% Nonrecourse debt due through 2031                 170.8       155.9
   Other                                                        2.1        14.8
                                                         ----------------------
   Total                                                    2,070.0     1,610.4
   Less current maturities                                     31.8        29.3
                                                         ----------------------
   Total                                                    2,038.2     1,581.1
                                                         ----------------------
Total                                                    $  5,323.8  $  4,968.2
                                                         ----------------------

(a) Includes $50 million of 9.4% bonds issued to secure obligations under an equivalent 10-year yen loan. A currency swap converted the fixed rate yen liability to a floating rate U.S. dollar liability based on six-month LIBOR plus .02% (interest rate 5.9% at December 31, 1996).
(b) Secured by pledged first mortgage and collateral trust bonds generally at the same interest rates, maturity dates and redemption provisions as the secured pollution control revenue bonds.
(c) Interest rates fluctuate based on various rates, primarily on certificate of deposit rates, interbank borrowing rates, prime rates or other short-term market rates.
(d) Interest rates fluctuate based on Australian Bank Bill Acceptance Rates. The loan agreement requires that at least 50% of the borrowings must be hedged against variations in interest rates. Approximately $630 million was hedged at December 31, 1996 at an average rate of 7.6% and for an average life of 4.4 years.
(e) The Companies have the ability to support short-term borrowings and current debt being refinanced on a long-term basis through revolving lines of credit and, therefore, based upon management's intent, have classified
     $1.2 billion of short-term debt as long-term debt.

     Approximately $7 billion of the assets of the Companies secure long-term debt and capital lease obligations. First mortgage and collateral trust bonds of the Company may be issued in amounts limited by Domestic Electric Operations' property, earnings and other provisions of the mortgage indenture.

     The junior subordinated debentures are unsecured obligations of the Company and are subordinated to the Company's first mortgage bonds, pollution control revenue bonds, commercial paper, bank debt, capital lease obligations and any future senior indebtedness.

     Nonrecourse long-term notes are secured by assignment of related finance receivables, asset security interests and cash flows from operating leases. The noteholders have no additional recourse to the Companies.

     The annual maturities of long-term debt and redeemable preferred stock outstanding are $236 million, $241 million, $353 million, $1.1 billion and $622 million in 1997 through 2001, respectively.

NOTE 5

GUARANTEED PREFERRED
BENEFICIAL INTERESTS IN COMPANY'S
JUNIOR SUBORDINATED DEBENTURES

On June 11, 1996, PacifiCorp Capital I, a wholly owned subsidiary trust of the Company (the "Trust"), issued, in a public offering, 8,680,000 of its 8G% Company Obligated Mandatorily Redeemable Preferred Securities (the "Preferred Securities"), representing preferred undivided beneficial interests in the assets of the Trust, with a liquidation preference of $25 per Preferred Security. The sole assets of the Trust are $224 million, in aggregate principal amount, of the Company's 8G% Junior Subordinated Deferrable Interest Debentures, Series C, due June 30, 2036 and certain rights under a related guarantee by the Company. The Company's guarantee of the Preferred Securities, considered together with the other obligations of the Company with respect to Preferred Securities, constitutes a full and unconditional guarantee by the Company of the Trust's obligations with respect to the Preferred Securities.

NOTE 6

COMMON AND PREFERRED STOCK

                                                                  Common
                                 Shares          Shares           Share-
Thousands of shares/             Common         Preferred         holders
Millions of dollars               Stock           Stock           Capital
-----------------------------------------------------------------------------
At January 1, 1994               281,021         10,532          $2,953.4

Sales through Dividend
  Reinvestment and
  Stock Purchase Plan              2,194             --              38.0

Sales through Employees
  Stock Plans                      1,036             --              19.2
                                 ----------------------------------------

At December 31, 1994             284,251         10,532           3,010.6
Sales through Employees'
  Stock Plans                         26             --                .4

Junior subordinated
  debentures exchanged
  for preferred stock                 --         (2,233)              1.9
                                 ----------------------------------------

At December 31, 1995             284,277          8,299           3,012.9

Sales to public                    8,790             --             177.8
Sales through Dividend
  Reinvestment and
  Stock Purchase Plan              2,073             --              43.2

Redemptions and repurchases           --         (2,342)              2.9
                                 ----------------------------------------
At December 31, 1996             295,140          5,957          $3,236.8
                                 ----------------------------------------

At December 31, 1996, there were 28,905,056 authorized but unissued shares of common stock reserved for issuance under the Dividend Reinvestment and Stock Purchase Plan and the Employee Savings and Stock Ownership Plans and for sales to the public. Eligible employees under the employee plans may direct their pretax elective contributions into the purchase of the Company's common stock. The Company makes matching contributions, equal to a percentage of employee contributions, which are invested in the Company's common stock. Employee contributions eligible for matching contributions are limited to 6% of compensation.

     Generally, preferred stock is redeemable at stipulated prices plus accrued dividends, subject to certain restrictions. Upon involuntary liquidation, all preferred stock is entitled to stated value or a specified preference amount per share plus accrued dividends.

PREFERRED STOCK OUTSTANDING

Thousands of shares/
Millions of dollars
December 31                       1996         1996         1995          1995
Series                           Shares       Amount       Shares        Amount
-------------------------------------------------------------------------------
Subject to Mandatory Redemption
  No Par Serial Preferred,
  ($100 stated value)
  16,000 Shares Authorized
          $  7.12                   30       $    3.0         440       $  44.0
             7.70                1,000          100.0       1,000         100.0
             7.48                  750           75.0         750          75.0
                                 ----------------------------------------------
Total                                        $  178.0                   $ 219.0
                                 ----------------------------------------------
Not Subject to Mandatory Redemption
  No Par Serial Preferred
  ($25 stated value)
          $ 1.16                   193       $    4.8         193       $   4.8
          1.18                     420           10.5         420          10.5
          1.28                     381            9.5         381           9.5
          1.76                      --             --         394           9.8
          1.98                      --             --         502          12.6
          2.13                      --             --         666          16.7
          1.98, Series 1992      2,767           69.1       2,767          69.1
          Auction Rate ($100,000
          stated value)             --             --           1         100.0
  Serial Preferred $100 Stated Value Per
     Share, 3,500 Shares Authorized
          4.52%                      2             .2           2            .2
          4.56                      85            8.5          85           8.5
          4.72                      70            7.0          70           7.0
          5.00                      42            4.2          42           4.2
          5.40                      66            6.6          66           6.6
          6.00                       6             .6           6            .6
          7.00                      18            1.8          18           1.8
          7.96                      --             --         135          13.5
          8.92                      --             --          69           6.9
          9.08                      --             --         165          16.5

  5% Preferred, $100 Stated
     Value, 127 Shares Authorized
     and Outstanding               127           12.7         127          12.7
                                 ----------------------------------------------
Total                                        $  135.5                   $ 311.5
                                 ----------------------------------------------

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


NOTE 7

FINANCIAL INSTRUMENTS
AND RISK MANAGEMENT

The Company seeks to reduce net income and cash flow exposure to changing interest and currency exchange rates and commodity price risks through the use of derivative financial instruments. The Company's participation in derivative transactions involves instruments that have a close correlation with its portfolio of liabilities, thereby managing its risk. Derivatives have been designed for hedging purposes and are not held or issued for speculative purposes.

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

INTEREST RATE RISK MANAGEMENT--The Company enters into various types of interest rate contracts in managing its interest rate risk, as indicated in the following table:
                                                              Notional Amount
Millions of dollars/December 31                             1996           1995
--------------------------------------------------------------------------------
Interest rate swaps                                    $    846.4     $    219.9
Interest rate collars purchased                              52.0             --
Interest rate futures and forwards                           60.0             --

     The Company uses interest rate swaps, collars, futures and forwards to adjust the characteristics of its liability portfolio from variable to fixed interest rates, allowing the Company to establish a mix of fixed or variable interest rates on its outstanding debt. Additionally, under terms of the variable rate Australian bank bill borrowings, Australian Electric Operations is required to obtain a fixed interest rate, via financial derivatives, on at least 50% of the principal outstanding.

     Under the various swap agreements, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The following table indicates the weighted-average interest rates of the swaps. Average variable rates are based on rates implied in the yield curve at December 31; these may change significantly, affecting future cash flows. Swap contracts are principally between one and fifteen years in duration.

Millions of dollars/December 31                                  1996      1995
-------------------------------------------------------------------------------
Pay-fixed swaps
   Average pay rate                                              7.7%      7.7%
   Average receive rate                                          5.6       4.4

     Interest rate futures and forward contracts are generally used by Australian Electric Operations to mitigate variable interest rate exposure on Australian bank bill borrowings and are usually settled in cash. The futures and forwards are accounted for as hedges of the Australian bank bill borrowings. Additionally, Australian Electric Operations purchases interest rate collar agreements. The collar agreements entitle the Company to receive from the counterparties the amounts, if any, by which the Australian bank bill borrowings interest payments exceed 8.75% and the Company would pay the counterparties if interest payments fall below 6.5%-6.8%.

FOREIGN EXCHANGE RISK MANAGEMENT--At December 31, 1996, the Company held a foreign currency exchange agreement, which provides for the exchange of $50 million for 7.4 billion yen to meet a 1997 yen-denominated obligation of an equivalent amount. In addition, at December 31, 1996, Holdings held three combined interest rate and currency swaps that terminate in 2002, with an aggregate notional amount of $291 million to hedge a portion of the exposure to fluctuations in the Australian dollar relating to its investment in Powercor.

     The interest rate portions of the three swaps, which also were designated as a hedge of Holdings' investment in Powercor, were effectively offset in 1997 by the purchase of a swap transaction with approximately the same terms. The net amount of the swaps should not have a significant impact on future net income.

COMMODITY RISK MANAGEMENT--The Company has utilized electricity forward contracts (referred to as "contract for differences") to hedge exposure to electricity price risk on anticipated transactions or firm commitments in its Australian Electric Operations. Under these forward contracts, the Company receives or makes payment based on a differential between a contracted price and the actual spot market of electricity. Additionally, electricity futures contracts are utilized to hedge Domestic Electric Operations' excess or shortage of net electricity for future months.

     At December 31, 1996, Australian Electric Operations had 23 forward contracts with electricity generation companies on notional quantities amounting to approximately 26.8 million MWh through December 31, 2000. The average fixed price to be paid by Australian Electric Operations was $28.75 per MWh compared to the average price of similar contracts at December 31, 1996 of $27.46.

     At December 31, 1996, Domestic Electric Operations had 67 NYMEX futures contracts to sell electricity with notional quantities amounting to approximately 49,300 MWh all expiring in 1997. The average fixed price to be received by Domestic Electric Operations was $19.33 per MWh compared to the NYMEX average spot market price of $15.78 per MWh.

TRADING ACTIVITIES--During 1996 a subsidiary of Holdings began to trade electricity related products. Such transactions involved the physical delivery of electricity and are accounted for as revenue or purchased power upon delivery and, at December 31, 1996, amounted to a net purchase position of 1,200 MWh. As additional markets for electricity-related products develop, including derivative products, the Company anticipates that this activity will expand.

NOTE 8

FAIR VALUE OF
FINANCIAL INSTRUMENTS

                                 December 31, 1996       December 31, 1995
                               ---------------------------------------------
                                Carrying       Fair        Carrying    Fair
                                 Amount        Value        Amount     Value
----------------------------------------------------------------------------
Long-term debt                 $ 5,536.6   $ 5,621.5   $ 5,134.4   $ 5,370.5
Preferred securities of
  Trust holding solely
  PacifiCorp debentures            209.7       210.9          --          --
Preferred stock subject to
  mandatory redemption             178.0       195.8       219.0       240.3
Derivatives relating to
  Currency                         (21.5)      (21.5)         --        (1.4)
  Interest                         (10.8)      (52.5)         --       (35.4)
  Electricity futures                 --          .2          --          --

     The carrying value of cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings approximates fair value because of the short-term maturity of these instruments. The fair value of the finance note receivable approximates its carrying value at December 31, 1996.

     The fair value of the Company's long-term debt has been estimated by discounting projected future cash flows, using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities. Current maturities of long-term debt were included and capital lease obligations were excluded. The fair value of the Preferred Securities was based on closing market prices and the fair value of redeemable preferred stock was based on bid prices from an investment bank.

     The fair value of interest rate derivatives, currency swaps and electricity futures is the estimated amount the Company would have to pay to terminate the agreements, taking into account current interest and currency exchange rates, electricity market prices and the current credit-worthiness of the agreement counterparties. It is not practicable to determine the fair value of the forward contracts held by Australian Electric Operations because of the limited number of transactions entered into for the long-term forward contracts and the inactive trading in the electricity spot market.


NOTE 9

LEASES

The Companies lease certain properties under leases with various expiration dates and renewal options. Rentals on lease renewals are subject to negotiation. Certain leases provide for options to purchase at fair market value. The Companies are also committed to pay all taxes, expenses of operation (other than depreciation) and maintenance applicable to the leased property.

     Net rent expense for the years ended December 31, 1996, 1995 and 1994 was $29 million, $50 million and $59 million, respectively.

     Future minimum lease payments under noncancellable operating leases are $20 million, $14 million, $7 million, $5 million and $4 million for 1997 through 2001, respectively.


NOTE 10

COMMITMENTS AND CONTINGENCIES

CONSTRUCTION AND OTHER

Construction and acquisitions are estimated at $1 billion for 1997. As a part of these programs, substantial commitments have been made.

     The Company is subject to numerous environmental laws including: the Federal Clean Air Act, as enforced by the Environmental Protection Agency and various state agencies; the 1990 Clean Air Act Amendments; the Endangered Species Act as it relates to certain potentially endangered species of salmon; the Comprehensive Environmental Response, Compensation and Liability Act, relating to environmental cleanups; along with the Federal Resource Conservation and Recovery Act and the Clean Water Act relating to water quality. These laws could potentially impact future operations. For those contingencies identified at December 31, 1996, principally the Superfund sites where the Company has been or may be designated as a potentially responsible party and violations under the Clean Air Act, future costs associated with the disposition of these matters are not expected to be material to the Company's consolidated financial statements.


     The Company's mining operations are subject to reclamation and closure requirements. The Company monitors these requirements and periodically revises its costs estimates to meet existing legal and regulatory requirements of the various jurisdictions in which it operates. Costs for reclamation are accrued using the units-of-production method such that estimated final mine reclamation and closure costs are fully accrued at completion of mining activities. This is consistent with industry practices, and the Company believes its reclamation obligations are adequately provided for.

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

JOINTLY OWNED PLANTS

At December 31, 1996, Domestic Electric Operations' participation in jointly owned plants was as follows:


                             Electric       Plant                   Construction
                            Operations'      in        Accumulated      Work in
Millions of dollars            Share       Service    Depreciation     Progress
--------------------------------------------------------------------------------
Centralia                      47.5%     $   178.1    $   108.0     $    4.2
Jim Bridger
   Units 1, 2, 3 and 4         66.7          789.7        308.1          2.2
Trojan(a)                       2.5             --           --           --
Colstrip Units 3 and 4         10.0          203.4         63.2          1.1
Hunter Unit 1                  93.8          260.2        100.9           .8
Hunter Unit 2                  60.3          187.6         66.4          1.3
Wyodak                         80.0          303.9         96.6          1.8
Craig Station
   Units 1 and 2               19.3          150.0(b)      56.9          1.1
Hayden Station Unit 1          24.5           17.1(b)      10.6          1.1
Hayden Station Unit 2          12.6           17.0(b)       9.9           .8
Hermiston(c)                   50.0          164.9          3.4           --

(a) Plant, inventory, fuel and decommissioning costs totaling $27 million relating to the Trojan Plant, were included in regulatory assets--net at December 31, 1996.
(b)  Excludes unallocated acquisition adjustments of $119 million.
(c) Additionally, the Company has contracted to purchase the remaining 50% of the output of the plant.

     Under the joint agreements, each participating utility is responsible for financing its share of construction, operating and leasing costs. Domestic Electric Operations' portion is recorded in its applicable operations, maintenance and tax accounts.

PURCHASED POWER

Domestic Electric Operations manages its energy resource requirements by integrating long-term firm, short-term and spot market purchases with its own generating resources to economically dispatch the system and meet commitments for wholesale sales, including sales contracts with minimum payment requirements, and retail load growth. As part of its energy resource portfolio, Domestic Electric Operations acquires power through long-term purchases and/or exchange agreements which require minimum fixed payments of $298 million in 1997, $294 million in 1998 and 1999, $291 million in 2000 and $252 million in 2001.

     These contracts include agreements with the Bonneville Power
Administration, the Hermiston Plant and a number of cogenerating facilities.

     Excluded from the minimum fixed annual payments above, are commitments to purchase power from several hydroelectric projects under long-term arrangements with public utility districts. These purchases are made on a "cost-of-service" basis for a stated percentage of project output and for a like percentage of project annual costs (operating expenses and debt service). These costs are included in operations expense. Domestic Electric Operations is required to pay its portion of the debt service, whether or not any power is produced. The arrangements provide for nonwithdrawable power and the majority also provide for additional power, withdrawable by the districts upon one to five years' notice. For 1996, such purchases approximated
3.5% of energy requirements.

     At December 31, 1996, Domestic Electric Operations' share of long-term arrangements with public utility districts was as follows:


Generating     Year Contract  Capacity        Percentage          Annual
Facility          Expires      (kW)            of Output         Costs(a)
-------------------------------------------------------------------------
Wanapum             2009      155,444             18.7%          $    5.0
Priest Rapids       2005      109,602             13.9                3.7
Rocky Reach         2011       64,297              5.3                2.4
Wells               2018       59,617              7.7                1.9
                   ------------------------------------------------------
Total                         388,960                            $   13.0
                   ------------------------------------------------------

(a)  Annual costs, in millions of dollars, include debt service of $6 million.

     The Company has a 4% interest in the Intermountain Power Project ("Project"), located in central Utah. The Company and the City of Los Angeles have agreed that the City will purchase capacity and energy from Company plants equal to the Company's 4% entitlement of the Project at a price equivalent to 4% of the expenses and debt service of the Project.

NOTE 11

INCOME TAXES

The Company's combined federal and state effective income tax rate was 36% in 1996, 32% in 1995 and 35% in 1994. The difference between taxes calculated as if the statutory federal tax rate of 35% was applied to income before income taxes and the recorded tax expense is reconciled as follows:

Millions of dollars/For the year                   1996       1995        1994
-------------------------------------------------------------------------------
Computed Federal Income Taxes                  $  276.1   $  260.3    $  251.2
                                               --------------------------------
Increase (Reduction) in Tax Resulting from
   Depreciation differences                        12.8        9.7         8.4
   Investment tax credits                         (11.0)     (12.3)      (15.5)
   Excess of tax over book stock basis             (1.0)     (24.4)       (1.4)
   Audit settlement                                  .5      (16.8)         --
   Affordable housing credits                     (10.6)      (8.4)       (8.2)
   Other items capitalized and miscellaneous
      differences                                  (5.3)       4.8          .7
                                               --------------------------------
   Total                                          (14.6)     (47.4)      (16.0)
                                               --------------------------------

Federal Income Tax                                261.5      212.9       235.2

State Income Tax, Net of Federal
   Income Tax Benefit                              22.4       25.9        14.6
                                               --------------------------------

Total Income Tax Expense                       $  283.9   $  238.8    $  249.8
                                               --------------------------------

The provision for income taxes is summarized as follows:

Millions of dollars/For the year                   1996       1995        1994
-------------------------------------------------------------------------------

Current
   Federal                                     $  207.5   $  152.2    $  222.7
   State                                           28.0       23.1        34.6
   Foreign                                           --        1.0          --
                                               --------------------------------
   Total                                          235.5      176.3       257.3
                                               --------------------------------

Deferred
   Federal                                         43.7       56.5        17.8
   State                                            7.6       17.3        (9.8)
   Foreign                                          8.1        1.0          --
                                               --------------------------------
   Total                                           59.4       74.8         8.0
                                               --------------------------------


Investment Tax Credits                            (11.0)     (12.3)      (15.5)
                                               --------------------------------

Total Income Tax Expense                       $  283.9   $  238.8    $  249.8
                                               --------------------------------

     The tax effects of significant items comprising the Company's net deferred tax liability were as follows:

Millions of dollars/December 31                         1996           1995
----------------------------------------------------------------------------
Deferred Tax Liabilities
  Property, plant and equipment                   $  1,306.8     $  1,213.1
  Regulatory assets                                    733.6          756.8
  Other deferred liabilities                            30.7           52.5

Deferred Tax Assets
  Regulatory liabilities                               (63.0)         (69.7)
  Book reserves not deductible for tax                 (55.0)         (42.6)
                                                  --------------------------

Net Deferred Tax Liability                        $  1,953.1     $  1,910.1
                                                  --------------------------
                                                  --------------------------

     During 1995, the Company and the Internal Revenue Service (the "IRS") agreed on a settlement of all issues related to the IRS examination of the Company's federal income tax returns for the years 1983 through 1988, including matters relating to the Company's abandonment of its 10% interest in Washington Public Power Supply System Unit No. 3.

     During 1996, the Company received an examination report for 1989 and 1990 proposing adjustments that would increase income tax by $11 million. The Company filed a protest of certain proposed adjustments on July 30, 1996. The Company's 1991, 1992 and 1993 federal income tax returns are currently under examination by the IRS.

     Financial Services acquires housing projects that qualify for the low-income housing credit established as part of the Tax Reform Act of 1986 to provide an incentive for the development and preservation of privately owned affordable rental housing. Annual tax benefits scheduled to be received from these projects are expected to be $13 million, $12 million, $11 million, $7 million and $6 million for 1997 through 2001, respectively.


NOTE 12

RETIREMENT PLANS

The Companies have pension plans covering substantially all of their employees. Benefits under plans in the United States are generally based on the employee's years of service and average monthly pay in the 60 consecutive months of highest pay out of the last 120 months, with adjustments to reflect benefits estimated to be received from Social Security. Pension costs are funded annually by no more than the maximum amount of pension expense which can be deducted for federal income tax purposes. Unfunded prior service costs are amortized over the remaining service period of employees expected to receive benefits. At
December 31, 1996, plan assets were primarily invested in common stocks, bonds and U.S. government obligations.

     All permanent employees of Powercor engaged prior to October 4, 1994 are members of Divisions B or C of the Superannuation Fund ("Fund") which provides defined benefits in the form of pensions (Division B) or lump sums (Division C). Both defined benefit Funds are closed to new members. Division B members contribute at 6% of superannuation salary, and Division C members can contribute at 0, 3, or 6%. During 1996, contributions were made to the Fund at the rate of 9.25% for the defined benefit.

     Net pension cost is summarized as follows:

Millions of dollars/For the year                   1996       1995        1994
------------------------------------------------------------------------------
Service cost--benefits earned                $     35.5   $   24.4   $    26.4
Interest cost on projected
  benefit obligation                               89.0       80.1        74.1
Actual (gain) loss on plan assets                 (79.9)    (153.5)        4.9
Net amortization and deferral                       9.3      100.5       (59.7)

Regulatory deferral(a)                             14.2       29.4          .7
                                             ---------------------------------

Net Pension Cost                             $     68.1   $   80.9   $    46.4
                                             ---------------------------------
                                             ---------------------------------


(a) Domestic Electric Operations has received accounting orders from its primary and certain other regulatory authorities to defer the difference between pension cost as determined in accordance with SFAS 87 and 88 and that determined for funding purposes. See Note 2.

     The funded status, net pension liability and significant assumptions are as follows:

Millions of dollars/December 31                          1996            1995
-----------------------------------------------------------------------------
Actuarial present value of
  benefit obligations
  Vested benefit obligation                      $    1,045.5     $   1,033.9
                                                 ----------------------------
  Accumulated benefit obligation                      1,120.8         1,090.1
                                                 ----------------------------
Projected benefit obligation                          1,270.7         1,262.1
Plan assets at fair value                             1,042.5           895.6
                                                 ----------------------------
Projected benefit obligation
  in excess of plan assets                              228.2           366.5
Unrecognized prior service cost                         (11.9)           (9.8)
Unrecognized net loss                                   (65.5)         (104.0)
Unrecognized net obligation                              (7.5)          (89.5)
Minimum liability adjustment                              2.9            65.2
                                                 ----------------------------
Net Pension Liability                            $      146.2     $     228.4
                                                 ----------------------------

Discount rate                                      7.25%-7.5%           7.25%
Expected long-term rate of return
  on assets                                           8.5%-9%         8.5%-9%
Rate of increase in compensation levels               4.5%-6%           5%-6%

  Domestic Electric Operations offered early retirement incentive programs in 1987 and 1990. Included in the table above is the present value of all future termination benefits provided of $58 million. Domestic Electric Operations received regulatory accounting orders to defer early retirement costs as a regulatory asset to be amortized through the year 2020. See Note 2.

NOTE 13

OTHER POSTRETIREMENT BENEFITS

Domestic Electric Operations and Telecommunications provide health care and life insurance benefits through various plans for their eligible retirees on a basis substantially similar to those who are active employees. The cost of postretirement benefits is accrued over the active service period of employees. The transition obligation represents the unrecognized prior service cost and is being amortized over a period of 20 years. For those employees retired at January 1, 1993, the Company funds postretirement benefit expense on a pay-as-you-go basis. For those employees retiring after January 1, 1993, the Company funds postretirement benefit expense through a combination of funding vehicles. The Company funded $38 million and $40 million of postretirement benefit expense during 1996 and 1995, respectively. These funds are invested in common stocks, bonds and U.S. government obligations.

     The net periodic postretirement benefit cost is summarized as follows:

Millions of dollars/For the year              1996         1995          1994
-----------------------------------------------------------------------------
Service cost--benefits earned             $    9.6     $    8.3      $    9.5
Interest cost on accumulated
  postretirement benefit
  obligation                                  27.8         32.6          30.7
Amortization of transition
  obligation                                  14.3         15.7          16.3
Regulatory deferral                            3.4         (4.5)         (5.2)
Net asset gain (loss) during
  the period deferred for
  future recognition                           3.7          3.7          (4.4)

Actual return on plan assets                 (14.5)       (10.7)           .3
                                          -----------------------------------

Net Periodic Postretirement
  Benefit Cost                            $   44.3     $   45.1      $   47.2
                                          -----------------------------------
                                          -----------------------------------

     The accumulated postretirement benefit obligation ("APBO") was as follows:

Millions of dollars/December 31                         1996             1995
------------------------------------------------------------------------------
Retirees and dependents                             $  209.5        $   267.7
Fully eligible active plan
  participants                                          22.2             23.5
Other active plan participants                         160.8            174.5
                                                    --------------------------
APBO                                                   392.5            465.7

Plan assets at fair value                              166.2            117.4
                                                    --------------------------
APBO in excess of plan assets                          226.3            348.3
Unrecognized prior service cost                           .5               .6
Unrecognized transition obligation                    (251.0)          (266.7)
Unrecognized net gain (loss)                            48.2            (50.1)
                                                    --------------------------

Accrued Postretirement Benefit
  Obligation                                        $   24.0        $    32.1
                                                    --------------------------
                                                    --------------------------

Discount rate                                           7.5%            7.25%
Estimated long-term rate of
  return on assets                                        9%          8.8%-9%
Initial health care cost trend
  rate--under 65                                    8.8%-11%              11%
Initial health care cost trend
  rate--over 65                                   8.4%-10.5%              10%
Ultimate health care cost trend rate                    4.5%             4.5%

  The assumed health care cost trend rates gradually decrease over eight years. The health care cost trend rate assumptions have a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would have increased the APBO as of December 31, 1996 by $29 million, and the annual net periodic postretirement benefit costs by $3 million.

NOTE 14

ACQUISITIONS AND DISPOSITIONS

In September 1996, a consortium, known as the Hazelwood Power Partnership, purchased a 1,600 megawatt, coal-fired generating station and associated coal mine in Victoria, Australia for approximately $1.9 billion. The consortium financed the acquisition of the Hazelwood plant and mine with approximately $858 million in equity contributions from the partners and $1 billion of nonrecourse borrowings at the partnership level. Holdings, which has a 19.9% interest in the partnership, financed its $145 million portion of the equity investment and the associated $12 million advance with long-term borrowings in the United States. The other partners in the partnership are subsidiaries of National Power PLC (51.9%), Destec Energy (20%) and Commonwealth Bank Group of Australia (8.2%).

     On December 12, 1995, Holdings purchased Powercor, an elec-tricity distributor in Australia, for approximately $1.6 billion in cash. Powercor's service territory includes a portion of suburban Melbourne and the western and central regions of the State of Victoria. Powercor currently has approximately 547,000 customers. The acquisition was accounted for as a purchase and the results of operations of Powercor have been included in the consolidated financial statements since December 12, 1995.

     On September 27, 1995, holders of a majority of the 5.3 million shares of outstanding common stock held by minority shareholders of PTI voted in favor of the merger of a wholly owned subsidiary of Holdings into PTI. Shareholders tendering shares pursuant to the merger were paid a total of $131 million, or $30 per share, and an accrued liability of $28 million was established to cover estimated amounts payable to dissenters.

     During 1995, PTI purchased certain rural telephone exchange assets in Colorado, Washington and Oregon for approximately $376 million.

     On August 7, 1995, PTI closed the sale of the stock of Alascom, Inc. ("Alascom") to AT&T Corp. ("AT&T"), in a transaction providing $366 million in proceeds. Under terms of the agreement, AT&T paid $291 million in cash for the Alascom stock and for settlement of all past cost study issues. AT&T agreed to allow PTI to retain a $75 million transition payment made by AT&T to Alascom in July 1994. AT&T made a down payment of $30 million to PTI upon signing the stock purchase agreement in October 1994. The remaining $261 million was paid when the transaction closed. The Company recognized an after-tax gain of $37 million from the sale of Alascom.

     Summarized income statement data for Alascom are as follows:


                                                  7 months ended         For the
                                                     July 31,              year
Millions of dollars (unaudited)                        1995                1994
--------------------------------------------------------------------------------
Revenues                                          $    193.1          $    343.5
Income from operations                                  36.9                80.7


NOTE 15

SUBSEQUENT EVENTS

On March 4, 1997 the Utah Legislature passed a bill which creates a legislative task force to study stranded cost issues and the timing of customer choice. The bill freezes rates at January 31, 1997 levels until 60 days following the conclusion of the 1998 legislative general session. The PSC is precluded from holding any hearings on rate changes during the freeze period. The Company has committed to reduce prices to Utah customers by $12 million annually on approximately May 1, 1997.

     On March 11, 1997, Holdings entered into an agreement to acquire TPC Corporation, a natural gas gathering, processing, storage and marketing company. The acquisition is expected to cost approximately $288 million in cash plus assumed debt of approximately $149 million.

NOTE 16

SELECTED FINANCIAL AND SEGMENT INFORMATION



Millions of dollars, except per share information/For the year           1996         1995         1994        1993         1992
--------------------------------------------------------------------------------------------------------------------------------
Revenues
   Domestic Electric Operations                                    $  2,960.8    $ 2,616.1    $ 2,647.8    $2,506.9    $ 2,362.4
   Australian Electric Operations                                       658.8         25.9           --          --           --
   Telecommunications                                                   521.1        640.1        696.5       693.8        690.6
   Other Operations(a)                                                  153.1        134.8        153.7       196.4        175.1
                                                                   -------------------------------------------------------------
   Total                                                           $  4,293.8    $ 3,416.9    $ 3,498.0    $3,397.1    $ 3,228.1
--------------------------------------------------------------------------------------------------------------------------------
Income from Operations
   Domestic Electric Operations                                    $    869.8    $   800.9    $   819.3    $  784.3    $   677.7
   Australian Electric Operations                                       127.4          5.5           --          --           --
   Telecommunications                                                   158.7        165.3        164.7       140.8        138.6
   Other Operations(a)                                                   89.2         84.2         38.3        44.1       (112.8)
                                                                   -------------------------------------------------------------
   Total                                                           $  1,245.1    $ 1,055.9    $ 1,022.3    $  969.2    $   703.5
--------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                  $    504.9    $   505.0    $   468.0    $  479.1    $  (340.4)
--------------------------------------------------------------------------------------------------------------------------------
Earnings Contribution (Loss) on Common Stock
   Continuing operations
      Domestic Electric Operations                                 $    341.5    $   276.4    $   339.8    $  322.3    $   202.9
      Australian Electric Operations                                     30.1           .7           --          --           --
      Telecommunications                                                 74.7        103.0         70.5        50.9         57.3
      Other Operations(a)                                                28.8         86.2         18.0        10.2       (147.3)
                                                                   -------------------------------------------------------------
      Total                                                             475.1        466.3        428.3       383.4        112.9
   Discontinued operations(b)                                              --           --           --        52.4       (490.6)
   Cumulative effect of change in accounting
      for income taxes                                                     --           --           --         4.0           --
                                                                   -------------------------------------------------------------
   Total                                                           $    475.1    $   466.3    $   428.3    $  439.8    $  (377.7)
--------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) per Share
   Continuing operations
      Domestic Electric Operations                                 $     1.17    $     .97    $    1.20    $   1.17    $     .76
      Australian Electric Operations                                      .10           --           --          --           --
      Telecommunications                                                  .25          .36          .25         .19          .21
      Other Operations(a)                                                 .10          .31          .06         .04         (.55)
                                                                   -------------------------------------------------------------
      Total                                                              1.62         1.64         1.51        1.40          .42
   Discontinued operations(b)                                              --           --           --         .19        (1.84)
   Cumulative effect of change in accounting
      for income taxes                                                     --           --           --         .01           --
                                                                   -------------------------------------------------------------
   Total                                                           $     1.62    $    1.64    $    1.51    $   1.60    $   (1.42)
--------------------------------------------------------------------------------------------------------------------------------
Cash Dividends Declared per Common Share                           $     1.08    $    1.08    $    1.08    $   1.08    $    1.53
--------------------------------------------------------------------------------------------------------------------------------
Market Price per Common Share(c)                                       20 1/2       21 1/8       18 1/8      19 1/4       19 3/4
--------------------------------------------------------------------------------------------------------------------------------
Capitalization
   Short-term debt                                                 $      937    $   1,227    $     551    $    709    $     973
   Long-term debt                                                       5,324        4,968        3,768       3,924        4,181
   Preferred securities of Trust                                          210           --           --          --           --
   Redeemable preferred stock                                             178          219          219         219          219
   Preferred stock                                                        136          312          367         367          417
   Common equity                                                        4,032        3,633        3,460       3,263        2,908
                                                                   -------------------------------------------------------------
   Total                                                           $   10,817    $  10,359    $   8,365    $  8,482    $ 8,698
--------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                       $   14,635    $  14,015    $  11,846    $ 11,957    $  11,257
--------------------------------------------------------------------------------------------------------------------------------


(a) Other Operations includes the operations of PacifiCorp Financial Services, Inc., Pacific Generation Company, and several start-up-phase ventures, as well as the activities of PacifiCorp Holdings, Inc. including financing costs.
(b) Discontinued operations includes the Company's interest in NERCO, Inc. and TRT Communications, Inc.
(c)  Unaudited.



DOMESTIC ELECTRIC OPERATIONS

                                                                                                                          3-Year
                                                                                                       1996 to 1995      Compound
                                                                                                         Percentage       Annual
Millions of dollars, except as noted/For the year                        1996         1995         1994  Comparison       Growth
---------------------------------------------------------------------------------------------------------------------------------
Revenues
   Residential                                                     $    785.6    $   721.9    $   724.9           9%           4%
   Commercial                                                           622.4        575.9        570.4           8            5
   Industrial                                                           705.0        697.6        726.3           1           --
   Other                                                                 32.5         29.7         30.7           9            3
                                                                   ---------------------------------------------------------------
      Retail Sales                                                    2,145.5      2,025.1      2,052.3           6            3
                                                                   ---------------------------------------------------------------
   Wholesale--firm                                                      635.4        487.7        456.2          30           15
   Wholesale--nonfirm                                                   103.4         32.3         76.5           *           10
                                                                   ---------------------------------------------------------------
      Wholesale Sales                                                   738.8        520.0        532.7          42           14
                                                                   ---------------------------------------------------------------
   Other                                                                 76.5         71.0         62.8           8           26
                                                                   ---------------------------------------------------------------
   Total                                                              2,960.8      2,616.1      2,647.8          13            6
                                                                   ---------------------------------------------------------------


Expenses
   Fuel                                                                 443.0        431.6        483.0           3           --
   Purchased power                                                      586.9        356.4        356.7          65           23
   Other operations                                                     277.7        274.0        263.2           1            2
   Maintenance                                                          167.3        168.4        174.5          (1)          (1)
   Administrative and general                                           176.3        160.5        142.7          10            8
   Depreciation and amortization                                        343.4        320.4        301.6           7            7
   Taxes, other than income taxes                                        96.4        103.9        106.8          (7)          (3)
                                                                   ---------------------------------------------------------------
   Total                                                              2,091.0      1,815.2      1,828.5          15            7
                                                                   ---------------------------------------------------------------

Income from Operations                                                  869.8        800.9        819.3           9            4
Interest expense                                                        304.2        311.9        264.3          (2)           4
Interest capitalized                                                    (11.4)       (14.9)       (14.5)         23            6
Other income--net                                                       (11.2)       (25.3)       (30.2)         56            5
Income tax expense                                                      216.9        214.1        220.2           1            7
                                                                   ---------------------------------------------------------------

Net Income                                                              371.3        315.1        379.5          18            1

Preferred Dividend Requirement                                           29.8         38.7         39.7         (23)          (9)
                                                                   ---------------------------------------------------------------

Earnings Contribution(a)                                           $    341.5    $   276.4    $   339.8          24            2
                                                                   ---------------------------------------------------------------
                                                                   ---------------------------------------------------------------

Identifiable assets                                                $    9,864    $   9,599    $   9,372           3            3
Capital spending                                                   $      595    $     455    $     638          31           (2)



*    Not a meaningful number.
(a) Does not reflect elimination of interest on intercompany borrowing arrangements and includes income taxes on a separate-company basis.


DOMESTIC ELECTRIC OPERATIONS STATISTICS(a)

                                                                                             3-Year
                                                                              1996 to 1995  Compound
Millions of dollars, except as                                                 Percentage    Annual
noted/For the year                          1996        1995        1994       Comparison    Growth
-----------------------------------------------------------------------------------------------------
Energy Sales (Millions of kWh)
  Residential                              12,819      12,030      12,127           7%          2%
  Commercial                               11,497      10,797      10,645           6           4
  Industrial                               20,332      19,748      20,306           3           1
  Other                                       640         592         623           8           2
                                           ----------------------------------------------------------
     Retail sales                          45,288      43,167      43,701           5           2
                                           ----------------------------------------------------------
  Wholesale--firm                          23,189      13,946      12,418          66          25
  Wholesale--nonfirm                        6,476       2,430       3,207           *          29
                                           ----------------------------------------------------------
     Wholesale sales                       29,665      16,376      15,625          81          26
                                           ----------------------------------------------------------
Total                                      74,953      59,543      59,326          26           9

                                           ----------------------------------------------------------

Number of Retail Customers (Thousands)
  Residential                               1,194       1,176       1,155           2           2
  Commercial                                  167         162         159           3           3
  Industrial                                   20          20          19          --           4
  Other                                         4           3           4          33          10
                                           ----------------------------------------------------------
Total                                       1,385       1,361       1,337           2           2
                                           ----------------------------------------------------------

Residential Customers
  Average annual usage (kWh)               10,815      10,321      10,568           5          --
  Average annual revenue
     per customer (Dollars)                   663         619         631           7           2
  Revenue per kWh (Cents)                     6.1         6.0         6.0           2           2

Miles of Line
  Transmission                             14,900      14,900      14,900          --          --
  Distribution
     --Overhead                            45,000      44,900      44,800          --          --
     --Underground                          9,600       9,100       8,800           5          32

System Peak Demand (Megawatts)
  Net system load(b)
     --summer                               7,257       6,855       7,151           6           3
     --winter                               7,615       7,030       7,174           8           2

  Total firm load
     --summer(c)                           10,572       8,899       8,830          19           8
     --winter                              10,775       8,904       8,903          21           7

System Capability (Megawatts)(d)
     --summer                              12,115      10,224      10,020          18           7
     --winter                              12,160      10,994      10,391          11           7









 *  Not a meaningful number.
(a) Unaudited.
(b) Excludes off-system sales.
(c) Includes off-system wholesale sales.
(d) Generating capability and firm purchases at time of firm peak.

AUSTRALIAN ELECTRIC OPERATIONS

Millions of dollars, except as noted/For the year         1996        1995
-------------------------------------------------------------------------------
Powercor Earnings Contribution(a)
     Revenues
          Residential                                  $  239.4     $  10.5
          Commercial                                      165.5         5.9
          Industrial                                      179.3         6.4
          Other                                            44.4         2.6
                                                       --------------------
               Retail Sales                               628.6        25.4
          Other                                            30.2          .5
                                                       --------------------
          Total                                           658.8        25.9
                                                       --------------------
     Operating Expenses
          Purchased power                                 305.1        11.0
          Other operations                                 62.3         2.5
          Maintenance                                      50.0          .3
          Administrative and general                       40.7         3.4
          Depreciation and amortization                    71.6         3.1
          Taxes other than income taxes                     1.7          .1
                                                       --------------------
          Total                                           531.4        20.4
                                                       --------------------
     Income from Operations                               127.4         5.5
     Interest expense                                      75.2         3.8
     Other expense                                           .4          .5
     Income tax expense                                    19.1          .5
                                                       --------------------
     Powercor Earnings Contribution(b)                 $   32.7     $    .7
                                                       --------------------


Hazelwood Earnings Contribution(a)                     $  (2.6)     $    --
                                                       --------------------

Identifiable assets                                    $  2,065   $   1,751
Capital spending                                       $    226   $   1,591

Energy Sales (Millions of kWh)(c)
     Residential                                          2,608         112
     Commercial                                           1,926          66
     Industrial                                           3,282         152
     Other                                                  494          32
                                                       --------------------
          Total                                           8,310         362
                                                       --------------------


 (a) Results of operations are included since dates of acquisition, December 12, 1995 for Powercor and September 13, 1996 for Hazelwood.
 (b) Allocation of interest expense on incremental corporate debt incurred in the United States as part of the December 1995 acquisition would have reduced Powercor's earnings contribution by approximately $28 million after tax in 1996.
 (c) Unaudited.

TELECOMMUNICATIONS



                                                                                                                  3-Year
                                                                                                1996 to 1995     Compound
                                                                                                 Percentage       Annual
Millions of dollars, except as noted/For the year      1996           1995           1994        Comparison       Growth
---------------------------------------------------------------------------------------------------------------------------
Revenues
     Local network service                        $    140.9     $    120.5     $     96.9            17%          20%
     Network access service                            259.1          223.7          168.5            16           12
     Cellular                                           44.0           33.9           23.6            30           40
     Other                                              77.1           68.9           64.0            12            1

     Alascom                                              --          193.1          343.5             *            *
                                                  -------------------------------------------------------------------------
     Total                                             521.1          640.1          696.5           (19)          (9)
                                                  -------------------------------------------------------------------------

Expenses
     Operations                                         81.5           78.2           66.7             4            9
     Maintenance                                        91.2           86.0           74.4             6            8
     Administrative and general                         63.6           53.5           48.0            19            5
     Depreciation and amortization                     106.5           86.2           66.2            24           15
     Taxes other than income taxes                      19.6           14.7           13.7            33           15
     Alascom                                              --          156.2          262.8             *            *
                                                  -------------------------------------------------------------------------
     Total                                             362.4          474.8          531.8           (24)         (13)
                                                  -------------------------------------------------------------------------

Income from Operations                                 158.7          165.3          164.7            (4)           4
Interest expense                                        40.8           42.3           34.8            (4)          (3)
Other (income) expense--net                             (4.9)         (63.6)           7.7            92            *
Income tax expense                                      47.5           47.0           40.8             1           26
                                                  -------------------------------------------------------------------------

Net Income(a)                                           75.3          139.6           81.4           (46)          (9)

Minority interest and other                               .6           36.6           10.9           (98)         (57)
                                                  -------------------------------------------------------------------------

Earnings Contribution(a)                          $     74.7     $    103.0     $     70.5           (27)          14
                                                  -------------------------------------------------------------------------

Identifiable assets                               $    1,592     $    1,599     $    1,378            --            4
Capital spending                                  $      127     $      498     $      153           (75)          --
Telephone access lines (Thousands)(b)                    559            530            418             5           12




  *  Not a meaningful number.
 (a) Does not reflect the elimination of interest on intercompany borrowing arrangements.
 (b) Unaudited.

OTHER OPERATIONS


Other Operations includes the operations of PacifiCorp Financial Services, Inc. ("PFS"), Pacific Generation Company ("PGC") and several start-up-phase ventures, as well as the activities of Holdings, including financing costs.



                                                                                                                  3-Year
                                                                                                1996 to 1995     Compound
                                                                                                 Percentage       Annual
Millions of dollars/For the year                       1996          1995          1994          Comparison       Growth
--------------------------------------------------------------------------------------------------------------------------

Revenues                                          $    153.1     $    134.8     $    153.7           14%           (8)%
Income from operations                                  89.2           84.2           38.3             6           27
Depreciation and amortization                            8.9           10.2           18.2           (13)         (14)
Earnings Contribution
     PFS                                                34.1           30.4            3.0            12            *
     PGC                                                 7.8            5.6            8.5            39            6
     Tax settlement                                       --           32.2             --             *            *
     Holdings and other                                (13.1)          18.0            6.5             *            *
                                                  -----------------------------------------------------------------------
     Total                                        $     28.8     $     86.2     $     18.0           (67)%         41%
                                                  -----------------------------------------------------------------------
Identifiable Assets
     PFS                                          $      708     $      697     $      731             2%         (14)%
     PGC                                                 123            116            113             6           --
     Holdings and other                                  283            253            252            12            4
                                                  -----------------------------------------------------------------------
     Total                                        $    1,114     $    1,066     $    1,096             5           (9)
                                                  -----------------------------------------------------------------------
Capital spending                                  $       56     $      175     $       13           (68)%          8%
                                                  ----------------------------------------------------------------------


  *  Not a meaningful number.
 (a) Does not reflect elimination of interest on intercompany borrowing arrangements and includes income taxes on a separate-company basis.

SUPPLEMENTAL INFORMATION

QUARTERLY FINANCIAL DATA (UNAUDITED)



Millions of dollars, except per share amounts/Quarter ended        March 31       June 30      September 30   December 31
---------------------------------------------------------------------------------------------------------------------------
1996
Revenues                                                         $  1,002.6     $    976.4     $  1,134.5     $  1,180.3
Income from operations                                                312.3          256.3          338.9          337.6
Net income                                                            129.9           99.2          142.9          132.9
Earnings on common stock                                              120.9           90.2          136.6          127.4
Earnings per common share                                               .42            .31            .46            .43
Common dividends paid and declared per share                            .27            .27            .27            .27
Common stock price per share (NYSE)
     High                                                                22         22 1/2         22 3/8             22
     Low                                                             20 1/8         19 1/2         19 5/8         19 7/8
1995
Revenues                                                         $    856.5     $    811.4     $    854.2     $    894.8
Income from operations                                                266.2          219.9          287.2          282.6
Net income                                                            114.8           93.5          169.0(a)       127.7
Earnings on common stock                                              104.7           83.3          158.9(a)       119.4
Earnings per common share                                               .37            .29            .56(a)         .42
Common dividends paid and declared per share                            .27            .27            .27            .27
Common stock price per share (NYSE)
     High                                                            19 3/4         19 7/8         19 1/2         21 5/8
     Low                                                                 18         18 1/2         17 1/2         18 3/4


(a) The third quarter results of operations for 1995 included a gain of $37 million or $.13 per share relating to the sale of Alascom.
A significant portion of the operations are of a seasonal nature. Previously reported quarterly information has been revised to reflect certain reclassifications. These reclassifications had no effect on previously reported consolidated net income.
  On March 1, 1997, there were 127,412 common shareholders of record.