Form 10-K, Exhibit 13
period 1997-12-31
PACIFICORP /OR/
filed 1998-03-27
CIK 75594

MANAGEMENT'S DISCUSSION AND ANALYSIS


EARNINGS OVERVIEW


MILLIONS OF DOLLARS,
EXCEPT PER SHARE INFORMATION                  1997           1996          1995
--------------------------------------------------------------------------------
EARNINGS CONTRIBUTION
  ON COMMON STOCK
  Domestic Electric
     Operations                             $165.5         $341.5        $276.4
  Australian Electric
     Operations                               54.2           31.9           0.7
  Unregulated Energy Trading                  (7.5)          (0.1)           --
  Other Operations                            (9.6)          27.1          86.2
                                            ------------------------------------
  Continuing Operations                      202.6          400.4         363.3
  Discontinued Operations                    454.3           74.7         103.0
  Extraordinary item                         (16.0)            --            --
                                            ------------------------------------
                                            $640.9         $475.1        $466.3
                                            ------------------------------------
                                            ------------------------------------
EARNINGS PER COMMON SHARE
  -- BASIC AND DILUTIVE
  Continuing Operations                     $ 0.68         $ 1.37        $ 1.28
  Discontinued Operations                     1.53           0.25          0.36
  Extraordinary item                         (0.05)            --            --
                                            ------------------------------------
                                            $ 2.16         $ 1.62        $ 1.64
                                            ------------------------------------
                                            ------------------------------------


                                                           PAGE NO.        1997
--------------------------------------------------------------------------------
EFFECTS OF ADJUSTMENTS ON
  EARNINGS PER COMMON SHARE
Earnings per common share
  -- as reported                                                         $ 2.16

ADJUSTMENTS
  Asset sales gains                                            26         (1.33)
  Special charges                                              29          0.36
  Extraordinary loss                                           25          0.05
  Foreign currency option losses                               26          0.22
  Depreciation, uncollectible
     provisions and SAP charges                                29          0.07
  Tariff H and other adjustments                               32         (0.01)
                                                             -------------------
                                                                         $ 1.52
                                                             -------------------
                                                             -------------------


The global energy business witnessed dramatic changes during 1997 and competition now exists in many parts of the energy marketplace. Significant events included passage of state regulatory legislation, continuation of acquisitions, consolidations or partnering by energy companies both domestically and internationally, and further reductions in electricity product margins. To stay competitive, companies must reduce costs, improve customer service, supplement energy sales with other needed products and services, enhance the reliability of their system (generation, transmission and distribution), and maintain a safe working environment. These factors had direct impacts on PacifiCorp's 1997 results and may significantly impact its near-term performance.

During 1997, PacifiCorp sharpened its focus on becoming a dominant global energy provider by selling Pacific Telecom, Inc. ("PTI"), acquiring gas marketing expertise with the purchase of TPC Corporation ("TPC") and making a tender offer for The Energy Group PLC ("TEG"). Industry restructuring continued with certain jurisdictions taking legislative actions approving customer choice, which caused Domestic Electric Operations to write off certain allocated generation regulatory assets. Special charges and other unfavorable adjustments also significantly impacted Domestic Electric Operations' costs in 1997. Management took steps to address increasing operating cost issues and maintain the Company's position as a low-cost energy producer.

Earnings on common stock for PacifiCorp and its subsidiaries (the "Company") increased $166 million, or $0.54 per share, compared to 1996. The Company's $641 million of 1997 earnings included asset sale gains of $395 million, or $1.33 per share, relating to sales of the Company's telecommunications subsidiary and independent power business. Domestic Electric Operations recorded $106 million, or $0.36 per share, of special charges relating to an accrual for a coal mine closure, write off of deferred regulatory pension assets and impairment of information technology systems. Additionally, the Company recorded other adjustments that significantly impacted 1997 results, including losses on foreign currency options, depreciation adjustments, process re-engineering expenses and contract adjustments. Excluding the asset sale gains, special charges and other adjustments discussed below, the Company's 1997 earnings on common stock, on a comparable basis to 1996, would have been $451 million, or $1.52 per share, a decrease of $24 million, or $0.10 per share from 1996.

Legislative actions in California and Montana during 1996 and 1997 mandated customer choice of electricity supplier, moving away from cost-based regulation to competitive market rates for the generation portion of the electric business. As a result of these legislative actions, the Company evaluated its generation regulatory assets and liabilities in California and Montana based upon future regulated cash flows. As a result, the Company recorded in 1997 an extraordinary charge of $16 million, or $0.05 per share, for the write off of allocable generation regulatory assets in these states.

-------------------------------------------------------------------------------

                                                            PACIFICORP     P.25

The Company also operates in five other states that are in various stages of addressing deregulation of the electricity industry. At December 31, 1997, the Company's total remaining regulatory assets for these five states was $871 million, of which $382 million is applicable to generation. Potential regulatory or legislative actions in these other states may result in additional write offs and charges. See further discussion in INDUSTRY CHANGES, COMPETITION AND DEREGULATION.

Domestic Electric Operations' contribution to earnings on common stock was $165 million in 1997. After adding back to earnings $132 million of special charges and other adjustments, the contribution was $297 million. This $45 million decrease from 1996 earnings was the result of several factors including: higher depreciation; increased outside services costs; increased employee expenses attributable to the expansion of the wholesale power business; and price decreases in Utah. Purchased power expenses continued to grow as increased demand in the wholesale trading and retail markets resulted in the need to acquire power from external sources. This higher demand caused a 99% increase in wholesale energy sales and a 117% increase in purchased power volumes.

Australian Electric Operations' earnings contribution increased $22 million, or 70%, due to higher volumes, renegotiations of Tariff H industrial contracts, decreased maintenance costs and lower interest expense. Powercor continued its growth as a marketing and distribution company in Australia and, based on energy sales, currently serves 42% of Victoria's contestable customers and 13% of the New South Wales contestable market, which opened in October 1996.

Unregulated Energy Trading became a reportable segment in 1997 with the significant expansion of electricity and gas marketing revenues. This segment includes PacifiCorp Power Marketing, Inc. ("PPM"), engaged in wholesale electricity trading in eastern United States markets, and TPC, a recently acquired natural gas marketing and storage company. This new segment had revenue of $1.7 billion in 1997 compared to $12 million in 1996. The gross margin on sales was $19 million in 1997 compared to $4 million in 1996. However, after start-up and administrative costs, it reported a net loss of $8 million in 1997. Revenues, gross margin and net income in 1997 included $19 million, $14 million and $3 million, respectively, relating to assets of TPC that were sold in December 1997.

Other Operations reported net losses of $10 million in 1997, or $0.03 per share, as compared to earnings of $27 million, or $0.09 per share, in 1996. The 1997 results were impacted by an after-tax loss of $65 million associated with closing foreign currency exchange positions and option premium costs relating to the initial tender offer for TEG in June 1997. Additionally, Other Operations included the $30 million gain on sale of Pacific Generation Company ("PGC"), discussed below. The earnings of PacifiCorp Group Holdings Company ("Holdings") and other unregulated businesses in 1997 were comparable with the prior year.

1997 ASSET SALE GAINS

                            NET CASH        PRETAX          NET
MILLIONS OF DOLLARS       FROM SALES(a)      GAINS         INCOME          EPS
-------------------------------------------------------------------------------
PTI sale                     $1,198         $671.0         $365.1         $1.23
PGC sale                         96           56.5           30.0          0.10
                             --------------------------------------------------
                             $1,294         $727.5         $395.1         $1.33
                             --------------------------------------------------
                             --------------------------------------------------

(a)  Cash from asset sales is net of income taxes.

On December 1, 1997, the Company completed the sale of PTI for $1.5 billion in cash, plus the assumption of PTI's debt. The Company realized an after-tax gain of $365 million, or $1.23 per share. For the eleven months of 1997, PTI reported net income of $89 million, or $0.30 per share, compared to $75 million, or $0.25 per share, for all of 1996.

In November 1997, the Company completed the sale of its independent power subsidiary, PGC, for approximately $150 million in cash, which resulted in a gain of $30 million, or $0.10 per share. Excluding the loss on foreign currency exchange positions and PGC's operating results and gain on sale, the Company's other unregulated businesses and equity investments reported 1997 earnings of $15 million, compared to earnings of $19 million in 1996, a decrease of $4 million.

-------------------------------------------------------------------------------

P. 26     PACIFICORP

DOMESTIC ELECTRIC OPERATIONS

REVENUES

MILLIONS OF DOLLARS          1997      1996      1995
-----------------------------------------------------
Wholesale trading(a)     $1,428.0    $738.8    $520.0
Residential                 814.0     801.4     739.7
Industrial                  709.9     719.3     708.8
Commercial                  640.9     623.3     576.9
Other                       114.1     109.0     100.7
                         ----------------------------
                         $3,706.9  $2,991.8  $2,646.1
                         ----------------------------
                         ----------------------------

ENERGY SALES

MILLIONS OF KWH            1997      1996      1995
-----------------------------------------------------
Wholesale trading(a)     59,143      29,665    16,376
Residential              12,902      12,819    12,030
Industrial               20,674      20,332    19,748
Commercial               11,868      11,497    10,797
Other                       705         640       592
                        -----------------------------
                        105,292      74,953    59,543
                        -----------------------------
                        -----------------------------


(a) Wholesale trading is part of Domestic Electric Operations' regulated activities and is separate from the Unregulated Energy Trading segment discussed hereafter.

Domestic Electric Operations' revenue increase of $715 million in 1997 was caused primarily by a 99% increase in wholesale kilowatt hours sold ("kWh") that added $689 million of revenues. Retail energy sales in 1997 were 2% higher than in 1996. Although wholesale trading revenues have grown substantially over the past few years, in 1997 the retail load still represented 61% of total Domestic Electric Operations' revenues.

Wholesale trading revenues increased to a record $1.4 billion. Energy volumes of short-term firm and spot market sales increased 28.5 million megawatt hours ("mWh") and added $589 million of revenues and higher prices for these sales added $80 million. Increased long-term firm contract volumes added $14 million to wholesale revenues. As a result of increased competition and excess capacity, wholesale prices overall dropped 25% in the past three years with a 21% drop in 1996 and a 4% decrease in 1997. The average price per mWh for wholesale power in 1997 was $24, as compared to $25 in 1996 and $32 in 1995. This trend in lower average prices is due to a higher percentage of wholesale sales being derived from shorter term contracts. The trend in lower average prices is expected to continue.

AVERAGE ANNUAL REVENUE PER CUSTOMER

DOLLARS             1997     1996
---------------------------------
Residential      $   672  $   679
Industrial        19,477   18,887
Commercial         3,818    3,810

Residential revenues were up $13 million, or 2%. Growth in the average number of residential customers of 3% added $20 million to revenues. Price increases in Oregon, effective July 1996, added $9 million in 1997, offset in part by price decreases of $4 million in Utah that became effective April 1997 as discussed below. Declines in customer usage, primarily attributable to weather, reduced revenues $14 million in 1997 compared to 1996.

Industrial revenues decreased $9 million, or 1%. Total kWh sold was up 2% with increased customer usage adding revenues of $6 million in Eastern Wyoming and $4 million in Oregon. However, these increases were more than offset by reduced revenues of $8 million from lower usage by irrigation customers due to increased rainfall and milder temperatures in 1997 and $6 million of billing adjustments in the first quarter of 1997.

Commercial revenues increased $18 million, or 3%, primarily due to customer growth. The Utah service area had 5% growth in the average number of customers and $11 million in increased revenues, and Oregon reported 2% growth in the average number of customers and $4 million in additional revenue. Utah price decreases lowered revenue by $3 million. However, this decrease was offset by higher Oregon prices that increased revenues by the same amount.

In early 1997, the Division of Public Utilities (the "DPU") and the Committee of Consumer Services (the "CCS") in Utah filed a joint petition with the Utah Public Service Commission (the "PSC") requesting the PSC to commence proceedings to establish new rates for Utah customers. The DPU indicated that rates could be reduced by approximately $54 million. Subsequently in March 1997, the Utah Legislature passed a bill that created a legislative task force to study electrical restructuring and customer choice issues in the State of Utah. The bill precluded the PSC from holding hearings on rate changes and froze prices at January 31, 1997 levels until May 1998, but allowed for retroactive price changes. The Company agreed to an interim price decrease to Utah customers of $12.4 million annually beginning on April 15, 1997.

During the freeze period, the PSC proceeded with hearings on the proper method for cost allocation among PacifiCorp's seven jurisdictions that would be used in the 1998 rate case. The DPU recommended an allocation method that would reduce prices by $56 million over five years, of which $14 million was included in its original estimate of $54 million. During these hearings, the CCS recommended a method that would reduce prices by $96 million, or $42 million more than the original DPU estimate. The Company advocated a method that would result in a decrease of approximately $3 million per year. The PSC held hearings in December and an order is expected

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 27

OPERATING EXPENSES

MILLIONS OF DOLLARS              1997         1996        1995
---------------------------------------------------------------
Fuel                         $  454.2     $  443.0    $  431.6
Purchased power               1,296.5        618.7       386.7
Other operations and
     maintenance                470.0        444.2       442.1
Depreciation and
     amortization               389.1        343.4       320.4
Other                           325.4        272.7       264.4
Special charges                 170.4           --          --
                             ---------------------------------
                             $3,105.6     $2,122.0    $1,845.2
                             ---------------------------------
Operating Expenses as a
 % of Revenue (excluding
  special charges)                 79%          71%         70%

in early 1998. An allocation order by itself will not decrease revenues, but will be incorporated into subsequent rate proceedings which are expected to occur in mid-1998 and will be combined with other cost increases and decreases to determine the overall impact to customer rates.

In December 1997, the California Public Utilities Commission issued an order with respect to the Company's filing concerning transition to direct access requirements enacted in that state. The order mandated a 10% rate reduction effective January 1, 1998, which is expected to result in a $3.5 million annual reduction in revenues.

1996 COMPARED TO 1995 -- Revenues rose 13%, or $346 million, primarily due to an 81% increase in kWh sold in the wholesale market. Despite this volume increase, the Company realized only a 42% increase in wholesale revenues in 1996 due to the impact of competition on market prices. Residential and commercial revenues grew a combined 8% in 1996 as a result of increased prices and volumes. Price increases of approximately 4% were approved in Oregon and Wyoming customer jurisdictions in July 1996. In the last half of 1996, these increases contributed an additional $16 million of revenue. Revenues increased an additional $86 million due to weather conditions that increased energy requirements, 2% residential and 3% commercial customer growth and increased customer usage.

OPERATING EXPENSES

Operating expenses increased $984 million, or 46%, largely as a result of a significant increase in purchased power costs and special charges.

Fuel expenses in 1997 increased 3%, or $11 million, primarily due to increased production from higher-cost plants in 1997 as compared to 1996.

In July 1996, the Company purchased a 50% ownership interest in the 474 megawatt ("MW") gas-fired, combined cycle, Hermiston Plant and agreed to take 100% of the energy produced under a long-term contract, if the Company chooses to dispatch the power.

The Company made the investment in Hermiston primarily to meet growing retail load requirements and to replace expiring long-term purchased power contracts with estimated costs of $30 million. The investment decision was made during a time when existing and projected market prices were significantly higher.

During 1997, the Hermiston Plant generated 1.9 million mWh. Assuming all of the power generated by Hermiston was sold at an average short-term market price of $22 per mWh, the investment in Hermiston would have resulted in a pretax loss of $25 million, after considering the impacts of the terminated long-term purchase power contracts. Further, in certain of the states in which the Company operates, the costs in excess of market relating to Hermiston are being recovered in rates. Domestic Electric Operations intends to continue to seek recovery of this excess cost in other states in future regulatory proceedings.

PURCHASED POWER

MILLIONS OF MWH               1997   1996   1995
------------------------------------------------
Short-term or spot market     45.6   16.9    5.0
Long-term contracts            9.4    8.5    6.0

In addition to base energy capacity from its thermal and hydroelectric resources, the Company utilizes a mix of long-term, short-term and nonfirm power purchases to meet its own retail load commitments and to make wholesale power sales to other utilities.

Purchased power expense was more than double last year, due to growth in the Company's wholesale trading business. Short-term firm and spot market purchases were nearly three times the level of 1996 purchases, adding $570 million to purchased power expense. Short-term firm and spot market purchase prices averaged $19 per mWh in 1997 compared to $13 per mWh in 1996, a 46% increase, adding $76 million to purchased power expense.

Net power costs were $6.99 per mWh in 1997, compared to $7.20 per mWh in 1996, a 3% decrease. Net power costs represent the net cost to serve the Company's retail customers on a mWh basis. This cost is measured by the sum of fuel,

-------------------------------------------------------------------------------

P. 28     PACIFICORP

-------------------------------------------------------------------------------

purchased power and wheeling expense, less wholesale power and wheeling revenues. The decrease in net power costs was attributable to increased hydro generation which displaced higher cost resources and higher volumes from short-term and spot market sales, offset in part by increased fuel costs.

Other operations and maintenance expense increased $26 million, or 6%, over 1996. The higher expenses included $11 million of increased plant maintenance and tree trimming expense and a $10 million provision for uncollectible accounts resulting from issues relating to new customer billing processes.

Depreciation and amortization expense increased $46 million, or 13%. At the end of 1997, the Company completed a depreciation study of its fixed assets and filed with the appropriate regulatory bodies for approval to increase its annual depreciation rates. As a result of the study, depreciation expense increased $17 million to reflect the higher depreciation rates. An additional $26 million in depreciation was attributable to a $377 million increase in average depreciable plant in service, including a full year of a new customer service system and Hermiston Plant operations.

Other expenses increased $53 million, a 19% increase over 1996. This increase was the result of higher employee related costs of $20 million, primarily attributable to a significant increase in wholesale marketing activities, higher outside services of $18 million and process re-engineering costs of $10 million relating to the Company's new SAP enterprise-wide software operating environment expected to be fully implemented in 1999.

Nonfuel operating costs, excluding special charges, increased 11% in 1997. To stay competitive in this changing energy industry, the Company has announced cost cutting initiatives, including an early retirement and severance program and a reduction in the use of outside consultants. The early retirement and severance program is intended to eliminate approximately 600 positions, or 7% of the work force in the United States, in 1998 and reduce employee related costs. Based upon the current acceptance rate of the voluntary program, the pretax cost is estimated to be $104 million, which will be recorded in the first quarter of 1998. The current acceptance rate has exceeded the Company's original estimate.


SPECIAL CHARGES

                                      NET
MILLIONS OF DOLLARS      PRETAX      INCOME      EPS
------------------------------------------------------
Glenrock mine closure   $ 64.4      $ 39.9       $0.14
Deferred regulatory
     pension cost         86.9        53.9        0.18
Impairment charges
     on IT systems        19.1        11.9        0.04
                        ------------------------------
                        $170.4      $105.7       $0.36
                        ------------------------------
                        ------------------------------

In 1997, the Company recorded a series of special charges at Domestic Electric Operations. Management concluded that the Glenrock mine was uneconomic to continue to operate under current and expected market conditions due to increased mining stripping ratios, coal quality and related operating costs. Therefore, a $64 million accrual was recorded for costs associated with the write down of asset values and the acceleration of reclamation costs due to early closure of the mine. The Company also determined that recovery of its regulatory assets applicable to deferred pension costs, which related primarily to a deferred compensation plan and early retirement incentive programs in 1987 and 1990, was not probable. As a result, the Company recorded an $87 million charge for these deferred regulatory pension assets since the Company does not intend to seek recovery of these costs. However, the Company will seek recovery for its current and future pension costs. In addition, the Company recorded a $19 million charge for the impairment of certain information systems assets that are directly impacted by the Company's decision to proceed with installation of SAP enterprise-wide software.

1996 COMPARED TO 1995 -- Operating expenses grew 15% in 1996 primarily due to a $232 million increase in purchased power costs. Depreciation and amortization expenses were up 7%, which was attributable to a $410 million increase in average depreciable plant, including the addition of the Hermiston Plant that began operation in July 1996.

OTHER INCOME AND EXPENSE

Domestic Electric Operations' interest expense increased $27 million, or 9%, to $319 million in 1997. This increase was attributable to higher average debt balances as a result of the Hermiston Plant acquisition in July 1996 and capital contributions to Holdings relating to the acquisition of TPC in April 1997. Other income increased $7 million in 1997 primarily as a result of increased sales of emission allowances.

1996 COMPARED TO 1995 -- Interest expense declined $20 million, or 6%, in 1996. Excluding $28 million of interest cost associated with a tax settlement in 1995, interest expense increased $8 million, or 3%, due to higher debt levels during 1996. The settlement had no effect on consolidated net income, although it had the effect of reducing Domestic Electric Operations' earnings by $32 million and increasing Other Operations' earnings by $32 million in 1995. Other expenses increased $27 million in 1996 as a result of distributions relating to preferred securities of subsidiary trusts issued in 1996, reduced asset sale gains and increased product and business development expense.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 29

-------------------------------------------------------------------------------

INDUSTRY CHANGES, COMPETITION AND DEREGULATION

INDUSTRY CHANGE -- The electric power industry continues to experience rapid change. The key driver for this change is growing public and regulatory support for replacing the traditional cost-of-service regulatory framework with an open market competitive framework where the customers have a choice of energy supplier.

Federal laws and regulations have already been amended to provide for open access to transmission systems, and various states have adopted or are considering new regulations to allow open access for all energy suppliers. The question is no longer if there will be competition, but rather how and when the competitive marketplace will develop.

COMPETITION -- The Company faces competition from many areas, including other suppliers of electricity and alternative energy sources. In many cases, customers have the option to switch energy sources for heating and air conditioning. In addition, certain of the Company's industrial customers are seeking choice of suppliers, options to build their own generation or cogeneration, or the use of alternative energy sources such as natural gas. When a competitive marketplace exists, customers will make their energy purchasing decision based upon many factors, including price, service and system reliability.

To meet these competitive challenges, Domestic Electric Operations is participating in restructuring processes that will determine the shape of future markets, and is pursuing strategies that capitalize on its competitive position, including the development and delivery of innovative products and services. In addition, the Company continues to negotiate long-term and short-term contracts with its existing large volume industrial customers. Although these new agreements have generally resulted in reduced margins, the Company has been successful in retaining many of these customers and extending contract lives.

DEREGULATION -- Domestic Electric Operations continues to develop its competitive strategy as legislation, regulation and market opportunities evolve. The Company is advocating federal legislation that would require states to give all consumers choice in their energy provider by January 1, 2001. The Company believes that federal legislation is necessary to address barriers to entry and issues of jurisdiction, to preserve the proper role for the states in implementing customer choice and to bring benefits to consumers as quickly as possible.

The move toward an open or competitive marketplace for electric power may result in uneconomic "stranded costs" related to certain current investments, deferred costs and contractual commitments incurred under regulation that may not be recoverable in a competitive market. The calculation of stranded costs requires certain complex and interrelated assumptions to be made, the most critical of which is the expected market price of electricity. The Company and many industry analysts believe that market forces will continue to drive retail energy prices down as excess capacity of the existing generation resources persists. This projected price decrease trend is consistent with other commodities and services that have gone through deregulation. Contrary to historical price trends, certain other parties believe prices will increase in the future resulting in a stranded benefit to the Company. The key attributes that affect market price include excess generation capacity, the marginal cost of the high-cost provider that is required to meet market demand, the cost of adding new capacity and the price of natural gas.

At December 31, 1997, the Company estimates its total stranded costs to range from $1.4 billion to $2.8 billion. This estimate represents the net present value of the difference between the revenues expected under competition and the embedded cost of generating the electricity and providing the service and does not necessarily measure any write off or impairment that would be required.

Regulated utilities have historically applied the accounting provisions of Statement of Financial Accounting Standards ("SFAS") 71 which is based on the premise that regulators will set rates that allow for the recovery of a utility's costs, including cost of capital. Accounting under SFAS 71 is appropriate as long as: rates are established by or subject to approval by independent, third-party regulators; rates are designed to recover the specific enterprise's cost-of-service; and in view of demand for service, it is reasonable to assume that rates are set at levels that will recover costs and can be collected from customers. In applying SFAS 71, the Company must give consideration to changes in the level of demand or competition during the cost recovery period. In accordance with SFAS 71, Domestic Electric Operations capitalizes certain costs, called regulatory assets, in accordance with regulatory authority whereby those costs will be expensed and recovered in future periods.

The Emerging Issues Task Force of the Financial Accounting Standards Board (the "EITF") concluded in 1997 that SFAS 71 should be discontinued when detailed legislation or regulatory order regarding competition is issued. Additionally, the EITF concluded that regulatory assets and liabilities applicable to businesses being deregulated should be written off unless their recovery is provided for through future regulated cash flows.

In 1996, legislation was passed in California restructuring its electric utility industry. This restructuring is scheduled to begin on March 31, 1998, at which time customers will be able to buy their electricity from sources other than the local utility. The local utility will continue to provide distribution services. Legislation was also passed in Montana in 1997, which established a phased process to introduce price-based competition into the supply of electricity in Montana. As a result

-------------------------------------------------------------------------------

P. 30     PACIFICORP
of these legislative actions, prices for the supply of electric generation in California and Montana are, or are expected to be, in transition from cost-based regulated rates to rates determined by competitive market forces.

The Company has evaluated its regulatory assets and liabilities related to the generation portion of its business allocable to the states of California and Montana based upon future regulated cash flows. Accordingly, the Company ceased the application of SFAS 71 to its generation business allocable to the states of California and Montana in 1997. Domestic Electric Operations recorded an extraordinary loss of $16 million for the write off of these regulatory assets and liabilities.

The Company operates in five other states (Oregon, Utah, Wyoming, Washington and Idaho) which are at various stages of addressing the issue of deregulating the electricity industry. At December 31, 1997, $382 million of the Company's
$871 million total regulatory assets was applicable to the generation assets allocable to these five states.

The Company intends to seek recovery of its stranded assets, including its $382 million of generation regulatory assets, in Utah, Oregon, Wyoming, Idaho, and Washington. However, due to the current lack of definitive legislation, the Company cannot predict whether it will be successful. Because of the potential regulatory and/or legislative actions in these other state jurisdictions, the Company may have additional regulatory asset write offs and charges for impairment of long-lived assets in future periods relating to the generation portion of its business. Impairment would be measured in accordance with SFAS 121, which requires the recognition of impairment on long-lived assets when book values exceed expected future cash flows. Integral parts of future cash flow estimates include estimated future prices to be received, the expected future cash cost of operations, sales and load growth forecasts and the nature of any legislative or regulatory cost recovery mechanisms.

The Company believes that the regulatory initiatives that are underway in each of the seven states in which it operates will eventually bring competition for the electricity generation services. This change in the regulatory structure may significantly affect the Company's future financial condition and results of operations.

ENVIRONMENTAL ISSUES

All of the Company's coal burning plants burn low-sulfur coal. Major construction expenditures have already been made at many of these plants to reduce sulfur dioxide ("SO(2)") emissions, but additional expenditures are expected to be required at the Centralia Plant in Washington in which the Company has a 47.5% ownership interest. In late 1997, the Southwest Pollution Control Authority ("SWAPCA") ordered the Centralia Plant to meet new SO(2), nitrogen oxides ("NOx"), carbon dioxide and particulate matter emission limits. These new limits resulted from the application of the Reasonably Available Control Technology process as mandated by SWAPCA and Washington State air quality requirements. The new emission limits will require the plant to install two scrubbers and low NOx burners at a projected cost of $240 million.

In addition, the Company and the other joint owners of the Craig Generating Station (the "Station") in Colorado are parties to a lawsuit brought by the Sierra Club alleging violations of the Federal Clean Air Act at the Station, which is operated by the Tri-State Generation and Transmission Association. The Company has a 19.3% interest in Units 1 and 2 of the Station.

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

Domestic Electric Operations is currently in the process of relicensing 15 separate hydroelectric projects under the Federal Power Act. These projects, some of which are grouped together under a single license, represent 995 MW, or 93%, of the Company's total hydroelectric capacity. In the new licenses, the Federal Energy Regulatory Commission is expected to impose conditions designed to address the impact of the projects on fish and other environmental concerns. Domestic Electric Operations is unable to predict the impact of imposition of such conditions, but capital expenditures and operating costs are expected to increase in future periods and certain projects may not be economical to operate.

Several federal and state environmental cleanup Superfund sites have been identified where Domestic Electric Operations has been, or may be, designated as a potentially responsible party. In such cases, Domestic Electric Operations reviews the circumstances and, where possible, negotiates with other potentially responsible parties to provide funds for clean-up and, if necessary, monitoring activities.

All of the Company's mining operations are subject to reclamation and closure requirements. The Company monitors these requirements and annually revises its cost estimates to meet existing legal and regulatory requirements of the various jurisdictions in which it operates. Compliance with these requirements could result in higher expenditures for both capital improvements and operating costs.

Future costs associated with the disposition of these matters are not expected to be material to the Company's consolidated financial statements.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 31

AUSTRALIAN ELECTRIC OPERATIONS

REVENUES

MILLIONS OF DOLLARS     1997        1996
----------------------------------------
Residential           $239.2      $239.4
Commercial             207.9       165.5
Industrial             191.8       179.3
Other                   77.3        74.6
                      ------------------
                      $716.2      $658.8
                      ------------------
                      ------------------

ENERGY SALES

MILLIONS OF KWH        1997         1996
----------------------------------------
Residential           2,683        2,608
Commercial            3,082        1,926
Industrial            4,755        3,282
Other                   524          494
                     -------------------
                     11,044        8,310
                     -------------------
                     -------------------

PacifiCorp completed its second successful year of operating Powercor since acquiring the company in December 1995 from the State of Victoria and its first full year of ownership of a 19.9% interest in the Hazelwood Partnership, which owns a 1,600 MW, coal-fired thermal power plant and adjacent coal mine. In 1997, Australian Electric Operations contributed earnings of $54 million, compared to $32 million in 1996. Powercor's expansion of market share in Victoria and the State of New South Wales drove the growth in energy sales and revenues. However, lower market sales prices, partially offset by lower purchased power expense, caused margins on energy sold to decline.

CUSTOMERS AND COMPETITION -- POWERCOR
Powercor's principal businesses are to purchase electricity supply from a state generation pool, sell electricity to franchise and contestable customers inside and outside its franchise area and provide electricity distribution services to customers within its regulated network distribution service area. Franchise customers are those customers that cannot yet choose an electricity supplier, while contestable customers have the opportunity to choose suppliers.

Victoria and New South Wales are currently divided between franchised and contestable customers. Customers in both states with annual loads of 750 mWh or more are now contestable and the remaining customers will become contestable over the next few years depending on their energy demand load, with substantially all residential customers remaining franchise customers until 2001. If a Powercor customer chooses a different retailer, Powercor will continue to receive network distribution revenues associated with that customer. At the end of 1997, Powercor had captured contestable market share of 42% in Victoria and 13% in New South Wales, based on energy sold. Additionally, Powercor was granted licenses to sell electricity to customers in the States of Queensland and Australian Capital Territory in early 1998.

CURRENCY RISKS
Powercor's results of operations and financial position are translated from Australian dollars into United States dollars for consolidation into the Company's financial statements. Changes in the prevailing exchange rate may have a material effect on the Company's consolidated financial statements. The average currency exchange rate for converting Australian dollars to United States dollars was 0.744 in 1997 compared to 0.783 in 1996, a 5% decrease for the year. The effect of the exchange rate fluctuation lowered reported revenues by $33 million and expenses by $31 million in 1997. The currency exchange rate at February 28, 1998 was 0.68.

REVENUES -- POWERCOR
Powercor reported a $57 million increase in revenues, or 9%, over the prior year. The increase was attributable to a 33% increase in energy sales volumes. Powercor continued to increase market share in the contestable market in Victoria and recorded a 1.5 million kWh increase, or $54 million of higher revenues. In 1997, the first full year of competing in the contestable market in New South Wales, Powercor added 1.4 million kWh and $46 million of revenue.

Revenue from inside Powercor's Victorian franchise area decreased $47 million, or 8%, to $539 million. Lower average realized prices reduced revenues by $39 million. Energy volumes decreased 108 million kWh, or $8 million, due to customers lost from the effect of contestability in Powercor's franchise area. Over the last two years, Powercor has lost 185 customers as a result of contestability within its franchise area.

Other revenue included $11 million of accelerated amortization of deferred credits associated with the election by certain industrial customers to move from the specified fixed energy price rates under Tariff H to market-based contracts. The deferred credits were recorded at the time of the Powercor acquisition to reflect the anticipated losses associated with the requirements to supply electricity to Tariff H customers. At the end of 1997, Powercor had $4 million of deferred Tariff H credits remaining.

-------------------------------------------------------------------------------

P. 32     PACIFICORP

OPERATING EXPENSES -- POWERCOR

MILLIONS OF DOLLARS                 1997           1996
-------------------------------------------------------
Purchased power                   $308.5         $305.1
Other operations and maintenance   134.0          112.3
Depreciation and amortization       67.1           71.6
Other                               56.1           42.4
                                  ---------------------
                                  $565.7         $531.4
                                  ---------------------
                                  ---------------------

Purchased power expense increased $4 million, or 1%, and represented 55% of Powercor's total operating expenses in 1997. Volumes of purchased power increased 2.7 million kWh, or 33%, adding $101 million to costs, offset in part by lower pool power prices that reduced purchased power expense by $97 million. Purchased power prices averaged $28 per mWh in 1997, compared to $37 per mWh in 1996.

Other operations and maintenance expense increased $22 million, or 19%. Increased sales to contestable customers outside Powercor's franchised area resulted in higher network and grid fees of $52 million. This increase was partially offset by higher network revenues of $15 million from customers inside Powercor's franchise area that are serviced by other energy suppliers. A decrease in maintenance expenses of $17 million was attributable to increased productivity and cost reduction efforts.

Other expenses increased $14 million, or 32%, due to higher outside services of $10 million and process re-engineering costs of $4 million relating to the new SAP software implementation, completed in 1997.

HAZELWOOD
For 1997, the Company recorded an after-tax loss of $2 million on its 19.9% ownership interest in the Hazelwood Power Station as compared to an after-tax loss of $1 million in 1996. Hazelwood was purchased in September 1996.

REGULATION -- AUSTRALIA
Powercor is the largest of the five distribution businesses ("DBs") formed when the Victorian State Government decided to privatize, and eventually deregulate, its electricity industry. As the Victorian market becomes more open to competition and additional customers can choose their energy supplier, Powercor and the other DBs will continue to maintain a monopoly on their individual network areas. These businesses derive much of their revenue from the network fee that is paid for the use of the distribution system.

Powercor, like each of the other four DBs in the State of Victoria, has been granted an exclusive license to sell electricity to franchise customers whose facilities are in its distribution area and a nonexclusive state-wide license to sell to contestable customers.

Hazelwood operates in an area where several large, coal-fired generating facilities are located. It will continue to compete against these plants, as well as others outside the geographic area.

Except for power generation and certain contestable accounts, the Australian power industry continues to be a regulated business, albeit a structure that is rapidly changing toward customer choice.

Regulation of the Victorian electricity industry is the responsibility of the Office of the Regulator General (the "ORG"), an independent regulatory body. The structure of prices within the Victorian electricity industry reflects the establishment of maximum uniform tariffs that apply to noncontestable customers and some contestable customers. Under applicable regulations, Powercor is required to supply electricity to noncontestable customers at prices that are no greater than the prices specified under the applicable tariffs. The prices specified in the tariffs are all inclusive, including grid charges and energy costs. In general, annual movements in the tariffs for noncontestable customers are based on the Consumer Price Index, a measure of price inflation.

Network tariffs include recovery of distribution use of system costs, use of transmission system fees and connection charges. Network tariffs are intended to cover the cost of providing, operating and maintaining the distribution network, except to the extent relevant costs are recoverable through connection charges or other excluded services, and the charges levied for connection to and use of the transmission systems.

The first major review of the regulatory arrangements and respective transmission and distribution network charges will be carried out by the ORG, with any changes to apply from January 1, 2001. Any subsequent price control arrangements are required to be in effect for not less than five years.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 33

UNREGULATED ENERGY TRADING(a)

REVENUES

MILLIONS OF DOLLARS                 1997           1996
-------------------------------------------------------
TPC                              $  815.8             --
PPM                                 913.2          $11.7
                                 -----------------------
                                 $1,729.0          $11.7
                                 -----------------------
                                 -----------------------

EARNINGS CONTRIBUTION(b)

MILLIONS OF DOLLARS                 1997           1996
-------------------------------------------------------
TPC                               $(5.9)             --
PPM                                (1.6)          $(0.1)
                                 -----------------------
                                  $(7.5)          $(0.1)
                                 -----------------------
                                 -----------------------

(a) Unregulated energy trading excludes Domestic Electric Operations' western wholesale trading.
(b) Does not reflect interest expense allocable to investments in this business segment.

The Unregulated Energy Trading segment which includes the natural gas and wholesale electricity trading activities of TPC and PPM, respectively, recorded $1.7 billion in revenues, a positive gross margin of $19 million and a net loss of $8 million in 1997. TPC, purchased in April 1997, was anticipated to be dilutive in its first year of operation. For the nine months owned in 1997 it recorded $816 million of revenues, a gross margin of $15 million and a net loss of $6 million. Revenues, gross margin and net income in 1997 included $19 million, $14 million and $3 million, respectively, relating to assets of TPC that were sold in December 1997. PPM continued its expansion in the eastern United States unregulated electricity trading markets with revenues of $913 million and a gross margin of $4 million on electricity sales of 35.8 million kWh. PPM recorded a net loss of $2 million for 1997.

Because of the historical and planned increase in trading volumes, revenues and associated working capital requirements, the Company's Board of Directors has set global financial risk limits and net position limits applicable to both regulated and unregulated energy trading. In addition, the Board has delegated routine risk oversight to the Risk Management Oversight Committee (the "RMOC"), which approves trading policies and procedures and portfolio market risk. The Company also has an independent risk manager who monitors market trading risk and reports such risks daily to the RMOC and other key management.

-------------------------------------------------------------------------------

P. 34     PACIFICORP

OTHER OPERATIONS
EARNINGS CONTRIBUTION

MILLIONS OF DOLLARS                 1997           1996      1995
-----------------------------------------------------------------
PFS                                $30.2          $34.1     $30.4
PGC                                 10.4            7.8       5.6
Tax settlement                        --             --      32.2
Holdings and other                 (50.2)         (14.8)     18.0
                                   ------------------------------
                                   $(9.6)         $27.1     $86.2
                                   ------------------------------
                                   ------------------------------

During 1997, Other Operations included the activities of Holdings, PacifiCorp Financial Services ("PFS"), PGC and several start-up-phase energy ventures. Holdings recorded an after-tax loss of $65 million, or $0.22 per share, in 1997 associated with closing foreign currency options and initial option premium costs relating to the Company's tender offer for TEG, as discussed below. Holdings also recorded an after-tax gain of $30 million, or $0.10 per share, relating to the sale of PGC in November 1997. PGC had ownership interests in numerous independent power production and cogeneration businesses and for the ten months held in 1997, PGC reported net income of $10 million, compared to $8 million for all of 1996.

PFS has tax-advantaged investments in affordable housing and leasing operations that consist principally of aircraft leases. For 1997, PFS reported net income of $30 million, a $4 million decrease from 1996. In February 1998, PFS agreed to sell its investments in affordable housing for approximately $81 million and assumption of debt of approximately $161 million. This sale transaction will not have a material impact on 1998 earnings.

Holdings and other reported 1997 interest expense of $46 million, a $13 million increase over 1996. This increase was attributable to higher average debt balances due in large part to Holdings' investment in Hazelwood.

1996 COMPARED TO 1995 -- The $59 million decrease in earnings contribution of Other Operations was primarily attributable to the 1995 tax settlement that had the effect of reducing Domestic Electric Operations' earnings by $32 million and increasing Other Operations' earnings by this same amount. The increase in earnings from PFS and PGC were more than offset by a $33 million decrease in the earnings of Holdings and other. This decrease was attributable to $14 million of increased interest expense, as well as expenses incurred by several start-up-phase investments in which investments in personnel and other resources were made. The increased interest expense was attributable in part to Holdings' investment in Powercor.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 35

LIQUIDITY AND CAPITAL RESOURCES
CASH FLOW SUMMARY

                                                 FORECASTED(a)                                        ACTUAL
MILLIONS OF DOLLARS/FOR THE YEAR        2000          1999            1998             1997           1996           1995
-----------------------------------------------------------------------------------------------------------------------------
NET CASH FLOW FROM
CONTINUING OPERATIONS
  Domestic Electric Operations                                                         $727           $718         $  700
  Australian Electric Operations                                                        101             95             10
  Unregulated Energy Trading                                                             (8)            (2)            --
  Other Operations                                                                        4             75             59
                                                                                       ----------------------------------
  Total                                                                                 824            886            769
  Cash Dividends Paid                                                                   341            346            346
                                                                                       ----------------------------------
NET                                   $550-600       $525-575       $400-450           $483           $540         $  423
-------------------------------------------------------------------------------------------------------------------------
CONSTRUCTION
  Domestic Electric Operations        $    465       $    480       $    505           $490           $442         $  455
  Australian Electric Operations            60             55             65             79             80              2
  Unregulated Energy Trading                --             --             --              4             --             --
  Other Operations                          --             --             --              9              7             --
-------------------------------------------------------------------------------------------------------------------------
  Total                                    525            535            570            582            529            457

ACQUISITIONS AND INVESTMENTS
  Domestic Electric Operations              --             --             45             --            154             --
  Australian Electric Operations            --              5             15              5            145          1,589
  Unregulated Energy Trading                --             --              5             71             --             --
  Other Operations                         100            100            195(b)         131             49             44
-------------------------------------------------------------------------------------------------------------------------
  Total                                    100            105            260            207            348          1,633
-------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL SPENDING                $    625       $    640       $    830           $789           $877         $2,090
-------------------------------------------------------------------------------------------------------------------------
MATURITIES OF LONG-TERM DEBT
  Domestic Electric Operations        $    180       $    299       $    197           $208           $182         $   51
  Australian Electric Operations            --             --             --              3             42             --
  Other Operations                           1              1            169             10             19             29
-------------------------------------------------------------------------------------------------------------------------
  Total                               $    181       $    300       $    366           $221           $243         $   80
-------------------------------------------------------------------------------------------------------------------------
  Other Refinancings                                                                   $699           $ 42         $  125
-------------------------------------------------------------------------------------------------------------------------

(a) Does not include forward-looking information with regard to the proposed acquisition of TEG.

(b)  Assumes international energy investments.

-------------------------------------------------------------------------------

P. 36     PACIFICORP

-------------------------------------------------------------------------------

OPERATING ACTIVITIES
Cash flows from continuing operations decreased $62 million from 1996 to 1997. Cash expenditures relating to the proposed acquisition of TEG were the primary cause of the $71 million decrease in operating cash flows from Other Operations.

INVESTING ACTIVITIES
During 1997, the Company generated $1.8 billion of cash from asset sales. Apart from the asset sales, investing activities were comprised primarily of capital spending to improve and expand existing operations and the acquisition of TPC.

In order to sharpen its focus in the energy sector and as part of the financing of the proposed TEG acquisition, the Company sold PTI in December 1997 for $1.5 billion in cash plus the assumption of PTI's debt and, in November 1997, PGC was sold for $150 million in cash, which included settlement of intercompany account balances.

On April 15, 1997, the Company expanded into natural gas marketing by acquiring all of the outstanding shares of common stock of TPC, a natural gas gathering, processing, storage and marketing company based in Houston, Texas, for approximately $265 million in cash and assumed debt of approximately $140 million. In December 1997, TPC sold its natural gas gathering and processing systems for $195 million in cash before tax payments of $23 million. During 1997, the Company continued to invest in new, energy-related ventures and expects to continue to do so during 1998.

Construction spending for production, transmission, distribution and other purposes at Domestic Electric Operations increased from $442 million in 1996 to $490 million in 1997.

The Company believes that its existing and available capital resources are sufficient to meet working capital, dividend and construction needs in 1998.

PLANNED EXPANSION
The Company continuously explores opportunities for growth in unregulated domestic and international energy markets. The Company believes the experience gained by focusing on the unregulated marketplace will facilitate the conversion of the Company's Domestic Electric Operations to a market driven by customer choice.

PROPOSED ACQUISITION
On June 13, 1997, PacifiCorp announced a cash tender offer for TEG. TEG is a diversified international energy group with operations in the United Kingdom (the "UK"), the United States and Australia and includes Eastern Group PLC, one of the leading integrated electricity and gas groups in the UK and Peabody Holding Company, Inc., the world's largest private producer of coal. The Company's initial offer lapsed on August 1, 1997 when it was referred to the Monopolies and Mergers Commission (the "MMC") by the President of the Board of Trade in the UK. The proposed acquisition of TEG by PacifiCorp was subsequently cleared by the President of the Board of Trade on December 19, 1997.

On February 3, 1998, PacifiCorp announced the terms of a renewed cash tender offer for TEG of 765 pence for each ordinary share. On March 2, 1998, Texas Utilities Company ("TU") announced an offer of 810 pence for each TEG share. Following TU's announcement, PacifiCorp announced an increased cash offer of 820 pence for each TEG share. This increased offer values the transaction at $11.1 billion, including the purchase of 521 million shares and the assumption of $4.1 billion of TEG's debt. The acquisition was to be financed with cash raised through sales of noncore assets of subsidiaries of Holdings (see Notes 3 and 15) and borrowings by subsidiaries of Holdings. PacifiCorp's announcement of the increased offer followed the acquisition on March 2, 1998 by a subsidiary of Holdings of approximately 46 million TEG shares at a price of 820 pence per share. These shares represent approximately 8.8% of the outstanding share capital of TEG.

On March 3, 1998, TU announced that it was increasing its offer to 840 pence for each TEG share. TU's offer is subject to clearance by the UK Secretary of State for Trade and Industry and certain other regulatory bodies. TU has also announced that it has acquired approximately 15% of the outstanding share capital of TEG.

The Company is required under the rules of the UK takeover code to demonstrate that it has both adequate committed financing and the appropriate amount of sterling to eliminate the risk of exchange rate changes between the offer announcement date and the expected closing date. The Company met these requirements with its acquisition finance facilities and cash resources and by entering into foreign currency exchange contracts. Because the underlying asset has not been acquired, these foreign currency exchange contracts do not meet the criteria for hedge accounting and as a result are required to be marked-to-market in each accounting period while outstanding.

The Company estimates that as of December 31, 1997, it had incurred approximately $68 million of pretax costs relating to the TEG transaction for bank commitment and facility fees, legal expenses and other related costs. As a result of the TU offer, there is risk that a transaction with TEG will not occur. If it becomes likely that the transaction will not occur or significant uncertainty arises, the Company will write off these transaction costs as a charge to income.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 37

CAPITALIZATION

MILLIONS OF DOLLARS
EXCEPT PERCENTAGES                       1997                        1996
--------------------------------------------------------------------------------
Long-term debt                    $4,239          43%        $ 4,653         45%
Common equity                      4,321          44           4,032         39
Short-term debt                      555           5             903          9
Preferred stock                      241           2             314          3
Preferred securities
of Trusts                            340           4             210          2
Quarterly income
debt securities                      176           2             176          2
                                 -----------------------------------------------
Total
Capitalization                    $9,872         100%        $10,288        100%
                                 -----------------------------------------------
                                 -----------------------------------------------

VARIABLE RATE LIABILITIES

MILLIONS OF DOLLARS                 1997         1996
-----------------------------------------------------
Domestic Electric Operations      $  760       $1,090
Australian Electric Operations       269          511
Holdings and other                    26          202
                                  -------------------
                                  $1,055       $1,803
                                  -------------------
                                  -------------------
Percentage of Total Capitalization    11%          18%


The Company manages its capitalization and liquidity position in a consolidated manner through policies established by senior management and approved by the Finance Committee of the Board of Directors. These policies have resulted from a review of historical and projected practices for businesses and industries that have financial and operating characteristics similar to PacifiCorp and its principal business operations.

The Company's policies attempt to balance the interests of its shareholders, ratepayers and creditors. In addition, given the changes that are occurring within the industry and market segments in which the Company operates, these policies must remain sufficiently flexible to allow the Company to respond to these developments.

On a consolidated basis, the Company attempts to maintain total debt at 48% to 54% of capitalization. The debt to capitalization ratio was 50% at December 31, 1997 after giving effect to before mentioned asset sales.

The Company continually evaluates the advantages of common stock issuances in the context of its current capital structure, financing needs and market price. Depending on this evaluation and events surrounding the TEG acquisition, the Company may offer additional shares of common stock to the public in 1998.

EQUITY AND DEBT TRANSACTIONS

In August 1997, a wholly owned subsidiary trust (the "Trust") issued, in a public offering, 5.4 million of its 7.70% Preferred Securities, Series B, for net proceeds of $135 million. The sole asset of the Trust is $139 million of Series D Debentures issued by the Company to the Trust.

During 1997, the Company also issued 1.8 million shares of its common stock under the dividend reinvestment and stock purchase plan, raising $37 million.

In March and September 1997, the Company redeemed all outstanding shares of its $7.12 and $1.98 No Par Serial Preferred Stock, respectively. The aggregate stated value of the shares redeemed was $72 million.

In July 1997, the Company issued $300 million of secured medium-term notes in the form of First Mortgage and Collateral Trust Bonds as follows: $175 million of 6.75% notes due July 15, 2004 and $125 million of 7% notes due July 15, 2009.

In early 1998, Australian Electric Operations issued $400 million of 6.15% United States denominated notes due 2008. The funds were used to repay Australian bank bill borrowings.

AVAILABLE CREDIT FACILITIES

At December 31, 1997, PacifiCorp had $700 million of committed bank revolving credit agreements. Regulatory authorities limited PacifiCorp to $1 billion of short-term debt, of which $303 million was outstanding at December 31, 1997. At December 31, 1997, subsidiaries of PacifiCorp had $1 billion of committed bank revolving credit agreements. The Company had $878 million of short-term debt classified as long-term debt at December 31, 1997, as it had the intent and ability to support short-term borrowings through the various revolving credit facilities on a long-term basis. See Notes 6 and 7 to the Consolidated Financial Statements for additional information.

LIMITATIONS
In addition to the Company's capital structure policies, its debt capacity is also governed by its credit agreements. Based on the Company's most restrictive credit agreements, management believes PacifiCorp and its subsidiaries could have borrowed an additional $2.2 billion of debt at December 31, 1997. PacifiCorp's principal debt limitation is a 60% debt to capitalization test contained in its principal credit agreements. Considering such limitation, an additional $560 million of debt was available to PacifiCorp at December 31, 1997.

-------------------------------------------------------------------------------

P. 38     PACIFICORP

-------------------------------------------------------------------------------

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

RISK MANAGEMENT
The risk management process established by the Company is designed to measure both quantitative and qualitative risks in its businesses. Two senior risk management committees have been established to review these risks on a regular basis. The Company is exposed to market risk, including changes in interest rates, currency exchange rates and certain commodity prices.

To manage the volatility relating to these exposures, the Company enters into various derivative transactions pursuant to the Company's policies on hedging practices. Derivative positions are monitored using techniques such as market value, sensitivity analysis and a value at risk model.

The tests discussed below for exposure to interest rate and currency exchange rate fluctuations are based on a Value at Risk ("VAR") approach using a one-year horizon and a 95% confidence level and assuming a one-day holding period in normal market conditions. The model assumes that financial returns are log normally distributed. Estimates of volatility are drawn from actual historical market volatility calculated over the past 250-day period. The model includes all the Company's debt as well as all interest rate and foreign exchange derivative contracts. The interest rate exposure is primarily related to long-term debt with fixed interest rates. The VAR model is a risk analysis tool which measures the potential losses in fair value, earnings or cash flow from changes in market conditions and does not purport to represent actual losses in fair value that may be incurred by the Company, nor does it consider the potential effect of favorable changes in market factors.

INTEREST RATE EXPOSURE
The Company uses interest rate swaps, forwards, futures and collars to adjust the characteristics of its liability portfolio, allowing the Company to establish a mix of fixed or variable interest rates on its outstanding debt. Based on the Company's overall interest rate exposure, the estimated maximum potential one-day loss in fair value as a result of a near-term change in interest rates, within a 95% confidence level using historical interest rate movements based on the VAR model, was $28 million at December 31, 1997. This interest rate exposure is primarily related to long-term debt with fixed interest rates.

CURRENCY RATE EXPOSURE
The Company utilizes foreign currency hedging activities to protect against the volatility associated with its net investment in Australian Electric Operations. Corporate policy prescribes the range of allowable foreign currency hedging activity. Results of hedging activities relating to foreign net asset exposure are reflected in the currency translation adjustments section of shareholders' equity, offsetting a portion of the translation of the net assets of Australian Electric Operations.

Gains and losses related to qualifying hedges of foreign currency firm commitments (or anticipated transactions) are deferred on the balance sheet and are included in the basis of the underlying transactions. To the extent that a qualifying hedge is terminated or ceases to be effective as a hedge, any deferred gains and losses up to that point continue to be deferred and are included in the basis of the underlying transaction. To the extent that anticipated transactions are no longer likely to occur, the related hedges are closed with gains or losses charged to earnings on a current basis.

Based on the Company's overall currency rate exposure at December 31, 1997, including derivative instruments, a near-term change in currency rates within a 95% confidence level based on historical currency rate movements, would not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

COMMODITY PRICE EXPOSURE
The price of electricity and natural gas commodities are subject to fluctuations due to unpredictable factors, such as weather, which impacts supply and demand. To reduce price risk caused by electricity and natural gas market fluctuations, the Company generally follows a policy of hedging a portion of its purchase and sales commitments. The instruments used are principally readily marketable exchange traded futures contracts which are designated as hedges. The Company has also utilized electricity forward contacts (referred to as "contract for differences") to hedge exposure to electricity price risk on anticipated transactions or firm commitments in its Australian Electric Operations. Under these forward contracts, the Company receives or makes payment based on a differential between a contracted price and the actual spot market of electricity. Additionally, electricity futures contracts are utilized to hedge Domestic Electric Operations' excess or shortage of net electricity for future months. The changes in market value of such contracts have a high correlation to the price changes of the hedged commodity.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 39

Gains and losses relating to qualifying hedges of firm commitments or anticipated inventory transactions are deferred on the balance sheet and included in the basis of the underlying transactions.

A sensitivity analysis has been prepared to estimate the Company's exposure to market risk of its derivative position for both natural gas and electricity. The Company's daily commodity derivative position consists of exchange traded contracts and futures contracts that hedge portions of commodity delivery requirements. The fair value of such positions are a summation of the fair values calculated for each commodity derivative by valuing each position at quoted futures prices or assumed forward prices. Market risk is estimated as the potential loss in fair value, earnings or cash flows resulting from a hypothetical 10% adverse change in such prices.

Based on the Company's derivative price exposure at December 31, 1997, a near-term adverse change in commodity prices of 10% would have an impact on results of operations and cash flows of approximately $39 million before income taxes.

INFLATION
Due to the capital-intensive nature of the Company's core businesses, inflation may have a significant impact on replacement of property, acquisition and development activities and final mine reclamation costs. To date, management does not believe that inflation has had a significant impact on any of the Company's other businesses.

YEAR 2000
PacifiCorp has initiated an enterprise-wide program to assess and mitigate or eliminate the business risk associated with year 2000 issues within PacifiCorp's information technology and communication systems, as well as similar risks related to transactions with other businesses. The systems that could be affected by year 2000 issues have been identified and an implementation plan has been developed. It is not certain whether the Company's year 2000 project will be completed on a timely basis or what the impact of third-party computer system failures might be. The Company estimates that it will incur expenses of approximately $12 million to $20 million for management information technology systems over the next two years on the year 2000 project. The Company has not yet determined the amount of year 2000 project expenses it will incur related to its operations process control systems.

NEW ACCOUNTING STANDARDS
In June 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS 130, "Reporting Comprehensive Income," and SFAS 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 130 establishes standards for reporting and display of comprehensive income in financial statements. SFAS 131 requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring performance. In February 1998, the FASB issued SFAS 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." These standards are effective for fiscal years beginning after December 15, 1997. Adoption of these standards may result in additional financial disclosure but will not have an effect on the Company's financial position or results of operations.

FORWARD-LOOKING STATEMENTS
The information in the tables and text in this document includes certain forward-looking statements that involve a number of risks and uncertainties that may influence the financial performance and earnings of the Company. When used in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," the words "estimates," "expects," "anticipates," "forecasts," "plans," "intends" and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. There can be no assurance the results predicted will be realized. Actual results will vary from those represented by the forecasts, and those variations may be material.

The following factors are among the factors that could cause actual results to differ materially from the forward-looking statements: utility commission practices; regional and international economic conditions; weather variations affecting customer usage; competition in bulk power and natural gas markets and hydroelectric and natural gas production; wholesale energy trading; unregulated energy trading; environmental, regulatory and tax legislation, including industry restructure and deregulation initiatives; technological developments in the electricity industry; and the cost of debt and equity capital. Any forward-looking statements issued by the Company should be considered in light of these factors.

-------------------------------------------------------------------------------

P. 40     PACIFICORP

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

The Company's financial statements were audited by Deloitte & Touche LLP ("Deloitte & Touche"), independent public accountants. Management made available to Deloitte & Touche all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

Management of the Company established and maintains an internal control structure that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition and the prevention and detection of materially fraudulent financial reporting. The Company maintains an internal auditing program that independently assesses the effectiveness of the internal control structure and recommends possible improvements. Deloitte & Touche considered that internal control structure in connection with their audit. Management reviews significant recommendations by the internal auditors and Deloitte & Touche concerning the Company's internal control structure and ensures appropriate cost-effective actions are taken.

The Company's "Guide to Business Conduct" is distributed to employees throughout the Company to provide a basis for ethical standards and conduct. The guide addresses, among other things, potential conflicts of interests and compliance with laws, including those relating to financial disclosure and the confidentiality of proprietary information. In early 1998, the Company formed a Business Conduct Group in order to dedicate more resources to business conduct issues, and to provide more consistent and thorough communications and training in legal compliance and ethical conduct.

The Audit Committee of the Board of Directors is comprised solely of outside directors. It meets at least quarterly with management, Deloitte & Touche, internal auditors and counsel to review the work of each and ensure the Committee's responsibilities are being properly discharged. Deloitte & Touche and internal auditors have free access to the Committee, without management present, to discuss, among other things, their audit work and their evaluations of the adequacy of the internal control structure and the quality of financial reporting.

/s/ Richard T. O'Brien
RICHARD T. O'BRIEN
Senior Vice President and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND
BOARD OF DIRECTORS OF PACIFICORP:
We have audited the accompanying consolidated balance sheets of PacifiCorp and subsidiaries as of December 31, 1997 and 1996, and the related statements of consolidated income and retained earnings and of consolidated cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of PacifiCorp and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Portland, Oregon
February 3, 1998 (March 2, 1998 as to Note 2)

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 41

STATEMENTS OF CONSOLIDATED INCOME AND RETAINED EARNINGS

MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS/FOR THE YEAR      1997        1996           1995
-----------------------------------------------------------------------------------------------
REVENUES                                                    $6,278.0    $3,803.7       $2,806.8
                                                            -----------------------------------
EXPENSES
  Operations and maintenance                                 4,394.0     1,949.3        1,291.6
  Administrative and general                                   334.4       244.8          186.6
  Depreciation and amortization                                476.9       423.8          333.7
  Taxes, other than income taxes                                99.8        99.4          104.3
  Special charges                                              170.4          --             --
                                                            -----------------------------------
  Total                                                      5,475.5     2,717.3        1,916.2
                                                            -----------------------------------
INCOME FROM OPERATIONS                                         802.5     1,086.4          890.6
                                                            -----------------------------------
INTEREST EXPENSE AND OTHER
  Interest expense                                             439.5       415.0          336.4
  Interest capitalized                                         (12.5)      (11.4)         (14.9)
  Minority interest and other                                   40.6        16.2          (24.7)
                                                            -----------------------------------
  Total                                                        467.6       419.8          296.8
                                                            -----------------------------------
Income from continuing operations
  before income taxes                                          334.9       666.6          593.8
Income tax expense                                             109.5       236.4          191.8
                                                            -----------------------------------
INCOME FROM CONTINUING OPERATIONS
  BEFORE EXTRAORDINARY ITEM                                    225.4       430.2          402.0
DISCONTINUED OPERATIONS (less applicable
  income tax expense: 1997/$363.4,
  1996/$47.5 and 1995/$47.0)                                   454.3        74.7          103.0
EXTRAORDINARY LOSS FROM REGULATORY
  ASSET IMPAIRMENT (less applicable
  income tax expense of $9.6)                                  (16.0)         --             --
                                                            -----------------------------------
NET INCOME                                                     663.7       504.9          505.0
RETAINED EARNINGS, JANUARY 1                                   782.8       632.4          474.3
Cash dividends declared
  Preferred stock                                              (20.0)      (29.1)         (38.4)
  Common stock per share of $1.08                             (320.0)     (317.9)        (306.6)
Preferred stock retired                                         (0.2)       (7.5)          (1.9)
                                                            -----------------------------------
RETAINED EARNINGS, DECEMBER 31                              $1,106.3      $782.8       $  632.4
                                                            -----------------------------------
EARNINGS ON COMMON STOCK                                    $  640.9      $475.1       $  466.3
AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING -- basic (Thousands)                           296,094     292,424        284,272
EARNINGS PER COMMON SHARE
  -- BASIC AND DILUTIVE
  Continuing operations                                        $0.68       $1.37       $   1.28
  Discontinued operations                                       1.53        0.25           0.36
  Extraordinary item                                           (0.05)         --             --
                                                            -----------------------------------
  Total                                                     $   2.16    $   1.62       $   1.64
                                                            -----------------------------------
                                                            -----------------------------------

(See accompanying Notes to Consolidated Financial Statements)

-------------------------------------------------------------------------------

P. 42     PACIFICORP

STATEMENTS OF CONSOLIDATED CASH FLOWS

MILLIONS OF DOLLARS/FOR THE YEAR                             1997           1996           1995
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                              $ 663.7        $ 504.9        $ 505.0
  Adjustments to reconcile net income
     to net cash provided by continuing
     operations
     Income from discontinued operations                    (89.2)         (74.7)        (103.0)
     Gain on disposal of discontinued operations           (365.1)            --             --
     Extraordinary loss from regulatory
       asset impairment                                      16.0             --             --
     Depreciation and amortization                          492.2          440.5          372.2
     Deferred income taxes and investment
       tax credits -- net                                   (81.6)          26.1           38.0
     Special charges                                        170.4             --             --
     Gain on sale of subsidiary                             (56.5)            --             --
     Other                                                   19.0          (27.1)          12.0
     Accounts receivable and prepayments                   (281.6)        (158.5)         (36.0)
     Materials, supplies, fuel stock and inventory           (3.4)          26.8          (11.2)
     Accounts payable and accrued liabilities               340.1          148.1           (7.6)
                                                         ---------------------------------------
  Net cash provided by continuing operations                824.0          886.1          769.4
  Net cash provided by (used in)
     discontinued operations                                 10.1           39.6          (94.1)
                                                         ---------------------------------------
Net Cash Provided by Operating Activities                   834.1          925.7          675.3
                                                         ---------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Construction                                             (581.7)        (528.4)        (456.8)
  Operating companies and assets acquired                  (135.0)        (199.4)      (1,633.7)
  Investments in and advances to
     affiliated companies -- net                            (72.3)        (148.4)           0.3
  Proceeds from sales of assets                           1,666.3           49.3          137.9
  Proceeds from sales of finance assets and
     principal payments                                     103.2           55.8           36.6
  Other                                                     (58.5)         (10.5)         (27.4)
                                                         ---------------------------------------
Net Cash Provided by (Used in) Investing Activities         922.0         (781.6)      (1,943.1)
                                                         ---------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Changes in short-term debt                               (494.4)        (247.6)         499.6
  Proceeds from long-term debt                              726.4          567.6        1,376.9
  Proceeds from issuance of common stock                     37.2          221.3            0.4
  Proceeds from issuance of preferred securities
     of Trust holding solely PacifiCorp debentures          130.6          209.6             --
  Dividends paid                                           (341.2)        (346.4)        (346.5)
  Repayments of long-term debt                             (919.8)        (284.5)        (204.4)
  Redemptions of capital stock                              (72.2)        (221.6)          (2.6)
  Other                                                     (89.8)         (49.9)         (53.2)
                                                         ---------------------------------------
Net Cash Provided by (Used in) Financing Activities      (1,023.2)        (151.5)       1,270.2
                                                         ---------------------------------------
Increase/(Decrease) in Cash and Cash Equivalents            732.9           (7.4)           2.4
Cash and Cash Equivalents at Beginning of Year                8.4           15.8           13.4
                                                         ---------------------------------------
Cash and Cash Equivalents at End of Year                  $ 741.3           $8.4          $15.8
                                                         ---------------------------------------
                                                         ---------------------------------------

(See accompanying Notes to Consolidated Financial Statements)

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 43

CONSOLIDATED BALANCE SHEETS
ASSETS

MILLIONS OF DOLLARS/DECEMBER 31                             1997           1996
-------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                             $    741.3     $     8.4
  Accounts receivable less allowance for doubtful
     accounts: 1997/$18.8 and 1996/$8.5                     919.5          620.9
  Materials, supplies and fuel stock at average cost        194.3          181.3
  Net assets of discontinued operations                        --          779.5
  Real estate investments held for sale                     272.2             --
  Other                                                      55.0           71.8
                                                        ------------------------
  Total Current Assets                                    2,182.3        1,661.9

PROPERTY, PLANT AND EQUIPMENT
  Domestic Electric Operations
     Production                                           4,720.6        4,659.2
     Transmission                                         2,087.8        2,069.2
     Distribution                                         3,244.0        3,029.7
     Other                                                1,784.8        1,687.9
     Construction work in progress                          257.4          252.8
                                                        ------------------------
     Total Domestic Electric Operations                  12,094.6       11,698.8
  Australian Electric Operations                          1,161.2        1,361.9
  Other Operations                                           56.9           68.8
  Accumulated depreciation and amortization              (4,242.4)      (3,862.4)
                                                        ------------------------
  Total Property, Plant and Equipment -- Net              9,070.3        9,267.1

OTHER ASSETS
  Investments in and advances to affiliated companies       281.6          253.9
  Intangible assets -- net                                  524.9          480.7
  Regulatory assets -- net                                  871.1        1,022.8
  Finance note receivable                                   211.2          214.6
  Finance assets -- net                                     349.8          425.6
  Real estate investments                                      --          217.0
  Deferred charges and other                                389.0          268.7
                                                        ------------------------
  Total Other Assets                                      2,627.6        2,883.3
                                                        ------------------------
TOTAL ASSETS                                            $13,880.2      $13,812.3
                                                        ------------------------
                                                        ------------------------

(See accompanying Notes to Consolidated Financial Statements)

-------------------------------------------------------------------------------

P. 44     PACIFICORP

LIABILITIES AND SHAREHOLDERS' EQUITY

MILLIONS OF DOLLARS/DECEMBER 31                              1997           1996
--------------------------------------------------------------------------------
CURRENT LIABILITIES
  Long-term debt currently maturing                     $   365.5      $   219.8
  Notes payable and commercial paper                        189.2          683.5
  Accounts payable                                          630.7          477.5
  Taxes, interest and dividends payable                     701.2          290.8
  Customer deposits and other                               218.9           83.7
                                                        ------------------------
  Total Current Liabilities                               2,105.5        1,755.3

DEFERRED CREDITS
  Income taxes                                            1,676.1        1,801.0
  Investment tax credits                                    135.2          143.2
  Other                                                     646.2          727.9
                                                        ------------------------
  Total Deferred Credits                                  2,457.5        2,672.1

LONG-TERM DEBT                                            4,414.5        4,829.4

COMMITMENTS AND CONTINGENCIES
  (See Note 12)                                                --             --

GUARANTEED PREFERRED BENEFICIAL
  INTERESTS IN COMPANY'S JUNIOR
  SUBORDINATED DEBENTURES                                   340.4          209.7

PREFERRED STOCK SUBJECT TO
  MANDATORY REDEMPTION                                      175.0          178.0

PREFERRED STOCK                                              66.4          135.5

COMMON EQUITY
  Common shareholders' capital
     shares authorized 750,000,000;
     shares outstanding: 1997/296,908,110
     and 1996/295,139,753                                 3,274.2        3,236.8
  Retained earnings                                       1,106.3          782.8
  Cumulative currency translation adjustment                (59.6)          12.7
                                                        ------------------------
  Total Common Equity                                     4,320.9        4,032.3
                                                        ------------------------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                                  $13,880.2      $13,812.3
                                                        ------------------------
                                                        ------------------------

(See accompanying Notes to Consolidated Financial Statements)

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The consolidated financial statements of PacifiCorp (the "Company") include its integrated domestic electric utility operating divisions of Pacific Power and Utah Power and its wholly owned and majority owned subsidiaries. Major subsidiaries, all of which are wholly owned, are:
PacifiCorp Group Holdings Company, formerly PacifiCorp Holdings, Inc. ("Holdings"), which holds all of the Company's nonintegrated electric utility investments, including Powercor Australia Limited ("Powercor"), an Australian electricity distributor purchased December 12, 1995; PacifiCorp Financial Services, Inc. ("PFS"), a financial services business; PacifiCorp Power Marketing ("PPM"), engaged in wholesale electricity trading in the eastern United States energy markets; and TPC Corporation ("TPC"), a natural gas marketing and storage company, purchased April 15, 1997. Together these businesses are referred to herein as the Companies. Significant intercompany transactions and balances have been eliminated.

Investments in and advances to affiliated companies represent investments in unconsolidated affiliated companies carried on the equity basis, which approximate the Company's equity in their underlying net book value.

The Company sold its wholly owned telecommunications subsidiary, Pacific Telecom, Inc. ("PTI"), on December 1, 1997. See Note 3. The Company sold Pacific Generation Company ("PGC") on November 5, 1997, and the natural gas gathering and processing assets of TPC on December 1, 1997. In addition, the Company has signed letters of intent to sell the real estate assets held by PFS. See Note 15.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

REGULATION
Accounting for the majority of the domestic electric utility business conforms with generally accepted accounting principles as applied to regulated public utilities and as prescribed by agencies and the commissions of the various locations in which the electric utility business operates. The Company prepares its financial statements as they relate to Domestic Electric Operations in accordance with Statement of Financial Accounting Standards ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulation." See
Note 4.

ASSET IMPAIRMENTS
Long-lived assets and certain identifiable intangibles to be held and used by the Company are reviewed for impairment when events or circumstances indicate costs may not be recoverable. Impairment losses on long-lived assets are recognized when book values exceed expected undiscounted future cash flows. If impairment exists, the asset's book value will be written down to its fair value.

CASH AND CASH EQUIVALENTS
For the purposes of these financial statements, the Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

FOREIGN CURRENCY TRANSLATION
Financial statements for foreign subsidiaries are translated into United States dollars at end of period exchange rates as to assets and liabilities and weighted average exchange rates as to revenues and expenses. The resulting exchange gains or losses are accumulated in the "cumulative currency translation adjustment" account, a component of common equity. All gains and losses resulting from foreign currency transactions are included in the determination of income.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at original cost of contracted services, direct labor and materials, interest capitalized during construction and indirect charges for engineering, supervision and similar overhead items. The cost of depreciable domestic electric utility properties retired, including the cost of removal, less salvage, is charged to accumulated depreciation.

DEPRECIATION AND AMORTIZATION
At December 31, 1997, the average depreciable lives of prop-erty, plant and equipment by category were: Domestic Electric Operations -- Production, 35 years; Transmission, 42 years; Distribution, 31 years; Other, 16 years; and Australian Electric Operations, 20 years.

Depreciation and amortization is generally computed by the straight-line method in the following manner: As prescribed by the Company's various regulatory jurisdictions for Domestic Electric Operations' regulated assets; and over the estimated useful lives of the related assets for Domestic Electric Operations' nonregulated generation resource assets and for other nonregulated assets. Provisions for depreciation (excluding amortization of capital leases) in the domestic electric and Australian electric businesses were 3.4%, 3.2% and 3.0% of average depreciable assets in 1997, 1996 and 1995, respectively.

-------------------------------------------------------------------------------

P. 46     PACIFICORP

MINE RECLAMATION AND CLOSURE COSTS
The Company expenses current mine reclamation costs and accrues for estimated final mine reclamation and closure costs using the units-of-production method.

INVENTORY VALUATION
Inventories are generally valued at the lower of average cost or market.

INTANGIBLE ASSETS
Intangible assets consist of: license and other intangible costs relating to Australian Electric Operations ($393 million and $26 million, respectively, in 1997 and $460 million and $32 million, respectively, in 1996) and excess cost over net assets of businesses acquired ($129 million in 1997). These costs are offset by accumulated amortization ($23 million in 1997 and $11 million in 1996). Licenses and other intangible costs are generally being amortized over 40 years and excess cost over net assets of businesses acquired is being amortized over 30 years. Had Australian Electric Operations' 1996 intangible asset amounts been converted to United States dollars at 1997 rates, 1996 intangible assets-net would have been $73 million lower than reported.

FINANCE ASSETS
Finance assets consist of finance receivables, leveraged leases and operating leases and are not significant to the Company in terms of revenue, net income or assets. The Company's leasing operations consist principally of leveraged aircraft leases. Investments in finance assets are net of allowances for credit losses and accumulated impairment charges of $47 million and $63 million at December 31, 1997 and 1996, respectively.

DERIVATIVES
Gains and losses on hedges of existing assets and liabilities are included in the carrying amounts of those assets or liabilities and are recognized in income as part of the carrying amounts. Gains and losses related to hedges of anticipated transactions and firm commitments are deferred on the balance sheet and recognized in income when the transaction occurs. Nonhedged derivative instruments are marked-to-market with gains or losses recognized in the determination of net income.

INTEREST CAPITALIZED
Costs of debt and equity applicable to domestic electric utility properties are capitalized during construction. The composite capitalization rates were 5.7% for 1997, 5.6% for 1996 and 6.2% for 1995.

INCOME TAXES
The Company uses the liability method of accounting for deferred income taxes. Deferred tax liabilities and assets reflect the expected future tax consequences, based on enacted tax law, of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts.

Prior to 1980, Domestic Electric Operations did not provide deferred taxes on many of the timing differences between book and tax depreciation. In prior years, these benefits were flowed through to the utility customer as prescribed by the Company's various regulatory jurisdictions. Deferred income tax liabilities and regulatory assets have been established for those flow through tax benefits. See Note 4.

Investment tax credits for regulated Domestic Electric Operations are deferred and amortized to income over periods prescribed by the Company's various regulatory jurisdictions.

Provisions for United States income taxes are made on the undistributed earnings of the Company's international businesses.

REVENUE RECOGNITION
The Company accrues estimated unbilled revenues for electric services provided after cycle billing to month-end.

UNREGULATED ENERGY TRADING ACTIVITIES
Revenues and purchased energy expense for the Company's unregulated energy trading businesses are recorded upon delivery or settlement of natural gas and electricity.

PREFERRED STOCK RETIRED
Amounts paid in excess of the net carrying value of preferred stock retired are amortized in accordance with regulatory orders.

STOCK BASED COMPENSATION
The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded.

EARNINGS PER SHARE
The Company computes Earnings per Share ("EPS") based on SFAS 128, "Earnings per Share," which was issued during 1997. Basic EPS is computed by dividing earnings on common stock by the weighted average number of common shares outstanding. Diluted EPS for the Company is computed by dividing earnings on common stock by the weighted average number of common shares outstanding, including shares that would be outstanding assuming the exercise of granted stock options. The Company's basic and diluted EPS are the same for all periods presented herein.

RECLASSIFICATION
Certain amounts from prior years have been reclassified to conform with the 1997 method of presentation. These reclassifications had no effect on previously reported consolidated net income.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 47

NOTE 2

PROPOSED ACQUISITION

On June 13, 1997, PacifiCorp announced a cash tender offer for The Energy Group PLC ("TEG"). TEG is a diversified international energy group with operations in the United Kingdom (the "UK"), the United States and Australia and includes Eastern Group PLC, one of the leading integrated electricity and gas groups in the UK and Peabody Holding Company, Inc., the world's largest private producer of coal. The Company's initial offer lapsed on August 1, 1997 when it was referred to the Monopolies and Mergers Commission (the "MMC") by the President of the Board of Trade in the UK. The proposed acquisition of TEG by PacifiCorp was subsequently cleared by the President of the Board of Trade on December 19, 1997.

On February 3, 1998, PacifiCorp announced the terms of a renewed cash tender offer for TEG of 765 pence for each ordinary share. On March 2, 1998, Texas Utilities Company ("TU") announced an offer of 810 pence for each TEG share. Following TU's announcement, PacifiCorp announced an increased cash offer of 820 pence for each TEG share. This increased offer values the transaction at $11.1 billion, including the purchase of 521 million shares and the assumption of $4.1 billion of TEG's debt. The acquisition was to be financed with cash raised through sales of noncore assets of subsidiaries of Holdings (see Notes 3 and 15) and borrowings by subsidiaries of Holdings. PacifiCorp's announcement of the increased offer followed the acquisition on March 2, 1998 by a subsidiary of Holdings of approximately 46 million TEG shares at a price of 820 pence per share. These shares represent approximately 8.8% of the outstanding share capital of TEG.

On March 3, 1998, TU announced that it was increasing its offer to 840 pence for each TEG share. TU's offer is subject to clearance by the UK Secretary of State for Trade and Industry and certain other regulatory bodies. TU has also announced that it has acquired approximately 15% of the outstanding share capital of TEG.

Upon initiation of the original tender offer in June 1997, the Company also entered into foreign currency exchange contracts. The financing facilities associated with the June 1997 offer for TEG terminated upon referral to the MMC and the Company initiated steps to unwind its foreign currency exchange positions consistent with its policies on derivatives. As a result of the termination of these positions and initial option costs, the Company realized an after-tax loss of approximately $65 million, or $0.22 per share, in the third quarter of 1997.

Additionally, the Company estimates that as of December 31, 1997, it had incurred approximately $68 million of other pre-tax costs relating to the TEG transaction for bank commitment and facility fees, legal expenses and other related costs. There is risk that a transaction with TEG will not occur. If it becomes likely that the transaction will not occur or significant uncertainty arises, the Company will write off these transaction costs as a charge to income.

NOTE 3

DISCONTINUED OPERATIONS
On December 1, 1997, Holdings completed the sale of PTI to Century Telephone Enterprises, Inc. ("Century"). Pursuant to a stock purchase agreement dated June 11, 1997, Century acquired all the stock of PTI for $1.5 billion in cash plus the assumption of PTI's debt of $713 million. The sale resulted in a gain of $365 million net of income taxes of $306 million, or $1.23 per share. A portion of the proceeds from the sale of PTI were used to repay short-term debt of Holdings. The remaining proceeds were invested in short-term money market instruments and Holdings temporarily advanced excess funds to Domestic Electric Operations for retirement of short-term debt.

Summarized operating results for PTI, excluding gain on sale, were as follows:

                                   ELEVEN MONTHS            FOR THE YEARS
                                  ENDED NOVEMBER 30       ENDED DECEMBER 31
MILLIONS OF DOLLARS                      1997           1996               1995
-------------------------------------------------------------------------------
Revenues                               $522.4         $521.1             $640.1
                                       ----------------------------------------
Income before income taxes             $146.8         $122.2             $150.0
Income taxes                             57.6           47.5               47.0
                                       ----------------------------------------
Net income(a)                           $89.2          $74.7             $103.0
                                       ----------------------------------------
Earnings per share(a)                   $0.30          $0.25              $0.36
                                       ----------------------------------------

(a) Results in 1995 included $37 million, or $0.13 per share, relating to the sale of PTI's long-distance telecommunications subsidiary.

Net assets of the discontinued operations of PTI consisted of the following:

MILLIONS OF DOLLARS/DECEMBER 31          1996
---------------------------------------------
Current assets                       $  238.5
Noncurrent assets                     1,463.4
Notes payable and commercial paper      (18.0)
Long-term debt currently maturing       (15.8)
Other current liabilities              (136.1)
Long-term debt                         (527.9)
Noncurrent liabilities                 (207.4)
Minority interest                       (17.2)
                                     ---------
Net Assets of Discontinued
Operations                           $  779.5
                                     ---------

-------------------------------------------------------------------------------

P. 48     PACIFICORP

NOTE 4

ACCOUNTING FOR THE EFFECTS
OF REGULATION

Regulated utilities have historically applied the provisions of SFAS 71 which is based on the premise that regulators will set rates that allow for the recovery of a utility's costs, including cost of capital. Accounting under SFAS 71 is appropriate as long as: rates are established by or subject to approval by independent, third-party regulators; rates are designed to recover the specific enterprise's cost-of-service; and in view of demand for service, it is reasonable to assume that rates are set at levels that will recover costs and can be collected from customers. In applying SFAS 71, the Company must give consideration to changes in the level of demand or competition during the cost recovery period. In accordance with SFAS 71, Domestic Electric Operations capitalizes certain costs, regulatory assets, in accordance with regulatory authority whereby those costs will be expensed and recovered in future periods.

The Emerging Issues Task Force of the Financial Accounting Standards Board (the "EITF") concluded in 1997 that SFAS 71 should be discontinued when detailed legislation or regulatory order regarding competition is issued. Additionally, the EITF concluded that regulatory assets and liabilities applicable to businesses being deregulated should be written off unless their recovery is provided for through future regulated cash flows.

In 1996, legislation was passed in California restructuring its electric utility industry. The restructuring is scheduled to begin on March 31, 1998, at which time customers will be able to buy their electricity from sources other than the local utility. The local utility will continue to provide distribution services. Legislation was also passed in Montana in 1997 which established a phased process to introduce price-based competition into the supply of electricity in Montana. As a result of these legislative actions, prices for the supply of electric generation in California and Montana are, or are expected to be, in transition from cost-based regulated rates to rates determined by competitive market forces.

Regulatory assets-net included the following:

MILLIONS OF DOLLARS/DECEMBER 31             1997           1996
---------------------------------------------------------------
Deferred taxes - net(a)                   $650.1       $  676.0
Deferred pension costs                        --          102.9
Demand-side resource costs                 108.3          118.8
Unamortized net loss on reacquired debt     60.6           68.4
Unrecovered Trojan Plant and regulatory
 study costs                                23.0           26.8
Various other costs                         29.1           29.9
                                          ---------------------
Total                                     $871.1       $1,022.8
                                          ---------------------
                                          ---------------------

(a)  Excludes $135 million of investment tax credit regulatory liabilities.

The Company has evaluated its regulatory assets and liabilities related to the generation portion of its business allocable to the states of California and Montana based upon future regulated cash flows. Accordingly, the Company ceased the application of SFAS 71 to its generation business allocable to the states of California and Montana in 1997. Domestic Electric Operations recorded an extraordinary loss of $16 million, or $0.05 per share, for the write off of these regulatory assets and liabilities.

The Company operates in five other states (Oregon, Utah, Wyoming, Washington and Idaho) which are at various stages of addressing the issue of deregulating the electricity industry. At December 31, 1997, $382 million of the $871 million total regulatory assets-net was applicable to the generation assets allocable to these five states. Because of the potential regulatory and/or legislative actions in these other state jurisdictions, the Company may have additional regulatory asset write offs and charges for impairment of long-lived assets in future periods relating to the generation portion of its business.

Also in 1997, the Company evaluated all its regulatory assets and liabilities applicable to deferred pension costs which relate primarily to a deferred compensation plan and early retirement incentive programs in 1987 and 1990 and determined that recovery of these costs was not probable. As a result, the Company recorded an $87 million write off of its deferred regulatory pension asset, since the Company does not intend to seek recovery of these costs. However, the Company will seek recovery for its current and future pension costs.

In early 1997, the Division of Public Utilities (the "DPU") and the Committee of Consumer Services (the "CCS") in Utah filed a joint petition with the Utah Public Service Commission (the "PSC") requesting the PSC to commence proceedings to establish new rates for Utah customers. The DPU indicated that rates could be reduced by approximately $54 million. Subsequently in March 1997, the Utah Legislature passed a bill that created a legislative task force to study electrical restructuring and customer choice issues in the State of Utah. The bill precluded the PSC from holding hearings on rate changes and froze prices at January 31, 1997 levels until May 1998, but allowed for retroactive price changes. The Company agreed to an interim price decrease to Utah customers of $12.4 million annually beginning on April 15, 1997.

During the freeze period, the PSC proceeded with hearings on the proper method for cost allocation among PacifiCorp's seven jurisdictions that would be used in the 1998 rate case. The DPU recommended an allocation method that would reduce prices by $56 million over five years, of which $14 million was included in its original estimate of $54 million. During these hearings, the CCS recommended a method that would reduce prices by $96 million, or $42 million more than the original DPU estimate. The Company advocated a method that would result in a decrease of approximately $3 million per year. The PSC held hearings in December and an order is expected in early 1998. An allocation order by itself will not decrease revenues, but will be incorporated into subsequent rate proceedings which are expected to occur in mid-1998 and will be combined with other cost increases and decreases to determine the overall impact to customer rates.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 49

NOTE 5
SPECIAL CHARGES

In December 1997, Domestic Electric Operations recorded in operating income special charges of $170 million ($106 million after-tax, or $0.36 per share). The pretax special charges included write off of $87 million of deferred regulatory pension assets (see Note 4), a $19 million write off of certain information system assets associated with the Company's decision to proceed with an installation of SAP enterprise-wide software and $64 million of costs associated with the write down of assets and acceleration of reclamation costs due to the early closure of the Glenrock coal mine. The inability of the mine to remain competitive has caused it to be uneconomic under current and expected market conditions due to increased mining stripping ratios, coal quality and related costs.

Also, in January 1998, the Company announced a plan to reduce its work force in the United States by approximately 600 positions, or 7% of the work force in the United States, in 1998. This reduction will be accomplished through a combination of voluntary early retirement and special severance. Employees are not required to finalize their acceptance of offers until March 31, 1998. Based upon the current acceptance rate, the pretax costs are estimated to be $104 million, which will be recorded in the first quarter of 1998. The current acceptance rate has exceeded the Company's original estimate.

NOTE 6
SHORT-TERM DEBT AND BORROWING ARRANGEMENTS

The Companies' short-term debt and borrowing arrangements were as follows:

                                                       AVERAGE
                                                       INTEREST
MILLIONS OF DOLLARS/DECEMBER 31          BALANCE        RATE(a)
----------------------------------------------------------------
1997
PacifiCorp                                $182.2            6.5%
Subsidiaries                                 7.0            5.4

1996
PacifiCorp                                $549.3            5.6%
Subsidiaries                               134.2            5.6


(a) Computed by dividing the total interest on principal amounts outstanding at the end of the period by the weighted daily principal amounts outstanding.

At December 31, 1997, PacifiCorp's commercial paper and bank line borrowings were supported by revolving credit agreements totaling $700 million. At December 31, 1997, subsidiaries had committed bank revolving credit agreements totaling $1 billion.

The Companies have the intent and ability to support short-term borrowings through various revolving credit agreements on a long-term basis. At December 31, 1997, PacifiCorp had $121 million and subsidiaries had $757 million of short-term debt classified as long-term.

-------------------------------------------------------------------------------

P. 50     PACIFICORP

NOTE 7
LONG-TERM DEBT

The Company's long-term debt was as follows:

MILLIONS OF DOLLARS/DECEMBER 31                    1997          1996
---------------------------------------------------------------------
PACIFICORP
  First mortgage and collateral trust bonds
     Maturing 1998 through 2002/5.9%-9.5%      $  882.2       $1,074.5
     Maturing 2003 through 2007/6.1%-9%           756.1          587.2
     Maturing 2008 through 2012/7%-9.2%           267.6          144.9
     Maturing 2013 through 2017/7.3%-8.8%         164.9          167.6
     Maturing 2018 through 2022/8.1%-8.5%         175.0          175.0
     Maturing 2023 through 2026/6.7%-8.6%         286.5          286.5
  Guaranty of pollution control revenue bonds
     5.6%-5.7% due 2021 through 2023(a)            71.2           71.2
     Variable rate due 2013 through 2024(a)(b)    216.5          216.5
     Variable rate due 2005 through 2030(b)       450.7          450.7
     Funds held by trustees                        (9.1)         (12.1)
  8.4%-8.6% Junior subordinated debentures
     due 2025 through 2035                        175.8          175.8
  Commercial paper(b)(d)                          120.6          123.4
  Other                                            25.1           28.2
                                               -----------------------
  Total                                         3,583.1        3,489.4
  Less current maturities                         194.9          203.8
                                               -----------------------
  Total                                         3,388.2        3,285.6
                                               -----------------------
SUBSIDIARIES
  6.8%-12% Notes due through 2020                 266.1          268.8
  Australian bank bill borrowings(c)(d)           756.6          922.3
  Commercial paper and committed bank lines          --          160.0
  Variable rate notes due through 2000(b)          12.1           35.8
  4.5%-11% Nonrecourse debt due through 2031      160.7          170.8
  Other                                             1.4            2.1
                                               -----------------------
  Total                                         1,196.9        1,559.8
  Less current maturities                         170.6           16.0
                                               -----------------------
  Total                                         1,026.3        1,543.8
                                               -----------------------
Total                                          $4,414.5       $4,829.4
                                               -----------------------
                                               -----------------------

(a) Secured by pledged first mortgage and collateral trust bonds generally at the same interest rates, maturity dates and redemption provisions as the secured pollution control revenue bonds.

(b) Interest rates fluctuate based on various rates, primarily on certificate of deposit rates, interbank borrowing rates, prime rates or other short-term market rates.

(c)  Interest rates fluctuate based on Australian Bank Bill Acceptance
     Rates. A revolving loan agreement requires that at least 50% of the borrowings must be hedged against variations in interest rates. Approximately $494 million was hedged at December 31, 1997 at an average rate of 7.6% and for an average life of 2.6 years.

(d) The Companies have the ability to support short-term borrowings and current debt being refinanced on a long-term basis through revolving lines of credit and, therefore, based upon management's intent, have classified $878 million of short-term debt as long-term debt. In early 1998, Australian Electric Operations issued $400 million of 6.15% Notes due 2008. At the same time, in order to mitigate foreign currency exchange risk, Australian Electric Operations entered into a series of cross currency swaps in the same amount and for the same duration as the underlying United States denominated notes. The funds were used to repay Australian bank bill borrowings.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 51

Approximately $7 billion of the assets of the Companies secure long-term debt. First mortgage and collateral trust bonds of the Company may be issued in amounts limited by Domestic Electric Operations' property, earnings and other provisions of the mortgage indenture.

The junior subordinated debentures are unsecured obligations of the Company and are subordinated to the Company's first mortgage and collateral trust bonds, pollution control revenue bonds, commercial paper, bank debt and any future senior indebtedness.

Nonrecourse notes are secured by assignment of related real estate assets. The noteholders have no additional recourse to the Company. These long-term nonrecourse notes are classified short-term due to a pending sale of the real estate assets.

The annual maturities of long-term debt and redeemable preferred stock outstanding are $366 million, $300 million, $181 million, $386 million and $902 million in 1998 through 2002, respectively.

The Company made interest payments, net of capitalized interest, of $416 million, $456 million and $367 million in 1997, 1996 and 1995, respectively.

NOTE 8

GUARANTEED PREFERRED
BENEFICIAL INTERESTS IN
COMPANY'S JUNIOR
SUBORDINATED DEBENTURES

Wholly owned subsidiary trusts of the Company (the "Trusts") have issued, in public offerings, redeemable preferred securities ("Preferred Securities") representing preferred undivided beneficial interests in the assets of the Trusts, with liquidation amounts of $25 per Preferred Security. The sole assets of the Trusts are Junior Subordinated Deferrable Interest Debentures of the Company that bear interest at the same rates as the Preferred Securities, and certain rights under related guarantees by the Company.

Preferred Securities outstanding at December 31 were as follows:

THOUSANDS OF PREFERRED SECURITIES/MILLIONS OF DOLLARS             1997      1996
--------------------------------------------------------------------------------
8,680       8.25% Cumulative Quarterly
            Income Preferred Securities,
            Series A, with Trust assets of
            $224 million                                        $209.7    $209.7

5,400       7.70% Trust Preferred
            Securities, Series B, with
            Trust assets of $139 million                         130.7        --
                                                                ----------------
TOTAL                                                           $340.4    $209.7
                                                                ----------------
                                                                ----------------

NOTE 9
COMMON AND PREFERRED STOCK

                                                                       COMMON
                                            SHARES         SHARES       SHARE-
                                            COMMON        PREFERRED    HOLDERS'
THOUSANDS OF SHARES/MILLIONS OF DOLLARS      STOCK          STOCK      CAPITAL
-------------------------------------------------------------------------------
AT JANUARY 1, 1995                         284,251         10,532     $3,010.6
Sales through Employees'
  Stock Plans                                   26             --          0.4
Junior subordinated
  debentures exchanged
  for preferred stock(a)                        --         (2,233)         1.9
                                          ------------------------------------
AT DECEMBER 31, 1995                       284,277          8,299      3,012.9

Sales to public                              8,790             --        177.8
Sales through Dividend
  Reinvestment and
  Stock Purchase Plan                        2,073             --         43.2
Redemptions and repurchases                     --         (2,342)         2.9
                                          ------------------------------------
AT DECEMBER 31, 1996                       295,140          5,957      3,236.8
Sales through Dividend
  Reinvestment and
  Stock Purchase Plan                        1,768             --         37.4
Redemptions and repurchases                     --         (2,797)          --
                                          ------------------------------------
AT DECEMBER 31, 1997                       296,908          3,160     $3,274.2
                                          ------------------------------------

(a) Noncash financing activities in 1995 included the exchange of 8.55% Series Junior Subordinated Debentures due 2025 for 2,233,037 shares of $1.98 No Par Serial Preferred Stock with a value of $56 million.

At December 31, 1997, there were 27,126,352 authorized but unissued shares of common stock reserved for issuance under the Dividend Reinvestment and Stock Purchase Plan and the Employee Savings and Stock Ownership Plans and for sales to the public. Eligible employees under the employee plans may direct their pretax elective contributions into the purchase of the Company's common stock. The Company makes matching contributions, equal to a percentage of employee contributions, which are invested in the Company's common stock. Employee contributions eligible for matching contributions are limited to 6% of compensation. In early 1998, the Company registered 11,500,000 shares of its common stock with the Securities and Exchange Commission for issuance under the PacifiCorp Stock Incentive Plan.

Generally, preferred stock is redeemable at stipulated prices plus accrued dividends, subject to certain restrictions. Upon involuntary liquidation, all preferred stock is entitled to stated value or a specified preference amount per share plus accrued dividends.

-------------------------------------------------------------------------------

P. 52     PACIFICORP

PREFERRED STOCK OUTSTANDING

THOUSANDS OF SHARES/MILLIONS OF DOLLARS/DECEMBER 31          1997                     1996
SERIES                                                SHARES      AMOUNT       SHARES      AMOUNT
--------------------------------------------------------------------------------------------------
SUBJECT TO MANDATORY REDEMPTION
  No Par Serial Preferred, $100 stated value,
  16,000 Shares authorized
  $7.12                                                   --      $   --           30      $  3.0
   7.70                                                1,000       100.0        1,000       100.0
   7.48                                                  750        75.0          750        75.0
                                                     --------------------------------------------
Total                                                  1,750      $175.0        1,780      $178.0
                                                     --------------------------------------------
NOT SUBJECT TO MANDATORY REDEMPTION
  No Par Serial Preferred, $25 stated value
  $1.16                                                  193        $4.8          193      $  4.8
   1.18                                                  420        10.5          420        10.5
   1.28                                                  381         9.5          381         9.5
   1.98, Series 1992                                      --          --        2,767        69.1
  Serial Preferred, $100 stated value,
  3,500 Shares authorized
   4.52%                                                   2         0.2            2         0.2
   4.56                                                   85         8.5           85         8.5
   4.72                                                   70         7.0           70         7.0
   5.00                                                   42         4.2           42         4.2
   5.40                                                   66         6.6           66         6.6
   6.00                                                    6         0.6            6         0.6
   7.00                                                   18         1.8           18         1.8
  5% Preferred, $100 stated value,
  127 Shares authorized and
  outstanding                                            127        12.7          127        12.7
                                                     --------------------------------------------
Total                                                  1,410       $66.4        4,177      $135.5
                                                     --------------------------------------------
                                                     --------------------------------------------

Mandatory redemption requirements at stated value plus accrued dividends on No Par Serial Preferred Stock are as follows: the $7.70 series is redeemable in its entirety on August 15, 2001; and 37,500 shares of the $7.48 series are redeemable on each June 15 from 2002 through 2006, with all shares outstanding on June 15, 2007 redeemable on that date. If the Company is in default in its obligation to make any future redemptions on the $7.48 series, it may not pay cash dividends on common stock.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 53

NOTE 10
FINANCIAL INSTRUMENTS AND
RISK MANAGEMENT

The Company seeks to reduce net income and cash flow exposure to changing interest and currency exchange rates and commodity price risks through the use of derivative financial instruments. The Company's participation in derivative transactions involves instruments that have a close correlation with its portfolio of assets or liabilities, thereby managing its risk. The majority of derivatives have been designed for hedging purposes and are not held or issued for speculative purposes.

NOTIONAL AMOUNTS AND CREDIT EXPOSURE OF DERIVATIVES -- The notional amounts of derivatives summarized below do not represent amounts exchanged and, therefore, are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated on the basis of the notional amounts and other terms of the derivatives, which relate to interest rates, exchange rates or other indexes.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating requirements. The Company's credit policy provides that counterparties satisfy established credit ratings. The credit exposure of interest rate, foreign exchange and forward contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

INTEREST RATE RISK MANAGEMENT -- The Company enters into various types of interest rate contracts in managing its interest rate risk, as indicated in the following table:

                                     NOTIONAL AMOUNT
MILLIONS OF DOLLARS/DECEMBER 31      1997       1996
----------------------------------------------------
Interest rate swaps                $707.5     $846.4
Interest rate collars purchased      42.3       52.0
Interest rate futures and forwards     --       60.0

The Company uses interest rate swaps, collars, futures and forwards to adjust the characteristics of its liability portfolio, allowing the Company to establish a mix of fixed or variable interest rates on its outstanding debt. Additionally, under terms of the variable rate Australian bank bill borrowings, Australian Electric Operations is required to obtain a fixed interest rate, via financial derivatives, on at least 50% of the principal out-standing. The futures and forwards, when used, are accounted for as hedges of the Australian bank bill borrowings. Interest rate collar agreements entitle the Company to receive from the counterparties the amounts, if any, by which the Australian bank bill borrowings interest payments exceed 8.75% and the Company would pay the counterparties if interest payments fall below 6.5%-6.8%.

Under the various swap agreements, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and variable-rate interest amounts calculated by reference to an agreed notional principal amount. The following table indicates the weighted-average interest rates of the swaps. Average variable rates are based on rates implied in the yield curve at December 31; these may change significantly, affecting future cash flows. Swap contracts are principally between one and fifteen years in duration.


DECEMBER 31                          1997       1996
----------------------------------------------------
PAY-FIXED SWAPS
     Average pay rate                7.7%       7.7%
     Average receive rate            6.5        5.6

FOREIGN EXCHANGE RISK MANAGEMENT -- At December 31, 1997, Holdings held three combined interest rate and currency swaps that terminate in 2002, with an aggregate notional amount of $268 million to hedge a portion of the exposure to fluctuations in the Australian dollar relating to its investment in Powercor. The interest rate portions of these three swaps were effectively offset in 1997 by the purchase of an overlay swap transaction with approximately the same terms. The net amounts of these swaps have not had a significant impact on net income.

At December 31, 1997, Hazelwood Australia, Inc. ("HAI"), a subsidiary of Holdings, held a foreign currency forward with a notional amount of $146 million to hedge a portion of its exposure to fluctuations in the Australian dollar relating to its investment in the Hazelwood power station and adjacent coal mine. This position was closed in January 1998 and HAI received $24 million in cash.

COMMODITY RISK MANAGEMENT -- The Company has utilized electricity forward contracts (referred to as "contracts for differences") to hedge exposure to electricity price risk on anticipated transactions or firm commitments in its Australian Electric Operations. Under these forward contracts, the Company receives or makes payment based on a differential between a contracted price and the actual spot market of electricity. Additionally, electricity futures contracts are utilized to hedge Domestic Electric Operations' excess or shortage of net electricity for future months.

At December 31, 1997, Australian Electric Operations had 211 forward contracts with electricity generation companies on notional quantities amounting to approximately 35.6 million megawatt hours ("mWh") through the year 2007. The average fixed price to be paid by Australian Electric Operations was $19.07 per mWh compared to the average price of similar contracts at December 31, 1997 of $18.66. It is not practicable to determine the fair value of the forward contracts held by Australian Electric Operations because of the limited number of transactions and the inactive trading in the electricity spot market.

-------------------------------------------------------------------------------

P. 54     PACIFICORP

At December 31, 1997, Domestic Electric Operations and TPC had open NYMEX futures contracts as follows:

                                     1997                1996
                        ELECTRICITY            GAS    ELECTRICITY
---------------------------------------------------   -----------
OPEN CONTRACTS
  (number)
  Purchase                      489            303             67
  Sell                          110          1,399             --
NOTIONAL QUANTITIES
  (mWh/MMBtu)
  Purchase                  359,900      3,030,000         49,300
  Sell                       81,000     13,990,000             --
FAIR MARKET VALUE
  (millions of dollars)
  Purchase                    $(0.7)         $(1.1)          $0.2
  Sell                          0.1           (0.5)            --

TRADING ACTIVITIES -- PPM began trading wholesale power in the eastern United States energy markets during 1996. Such transactions involve delivery of electricity, which is accounted for as revenue or purchased power expense. At December 31, 1997, PPM had open purchase positions for approximately $866 million, or 33 million mWh, and open sell positions for approximately $848 million, or 32 million mWh. At December 31, 1997, TPC had open purchase positions involving the delivery of natural gas for approximately $35 million, or 19,000 millions of cubic feet ("MMcf"). In addition, TPC had open sell positions for approximately $17 million or 7,000 MMcf. The fair market values of these open positions at December 31, 1997 for PPM and TPC were $(1) million and $6 million, respectively.

NOTE 11

FAIR VALUE OF FINANCIAL INSTRUMENTS

                              DECEMBER 31, 1997          DECEMBER 31, 1996
                           ---------------------------------------------------
                           CARRYING        FAIR         CARRYING        FAIR
                            AMOUNT         VALUE         AMOUNT         VALUE
-------------------------------------------------------------------------------
Long-term debt             $4,755.3       $4,907.2       $5,026.3      $5,100.8
Preferred Securities          340.4          355.4          209.7         210.9
Preferred stock
  subject to
  mandatory
  redemption                  175.0          194.1          178.0         195.8
Derivatives relating to
  Currency                     45.3           45.3          (21.5)        (21.5)
  Interest                     (9.4)         (54.3)         (10.8)        (52.5)

The carrying value of cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings approximates fair value because of the short-term maturity of these instruments. The fair value of the finance note receivable approximates its carrying value at December 31, 1997.

The fair value of the Company's long-term debt has been estimated by discounting projected future cash flows, using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities. Current maturities of long-term debt were included. The fair value of the Preferred Securities was based on closing market prices and the fair value of redeemable preferred stock was based on bid prices from an investment bank.

The fair value of interest rate derivatives and currency swaps is the estimated amount the Company would receive (pay) to terminate the agreements, taking into account current interest and currency exchange rates and the current creditworthiness of the agreement counterparties.

NOTE 12

COMMITMENTS AND CONTINGENCIES

The Company is subject to numerous environmental laws including: the Federal Clean Air Act, as enforced by the Envi-ronmental Protection Agency and various state agencies; the 1990 Clean Air Act Amendments; the Endangered Species Act as it relates to certain potentially endangered species of salmon; the Comprehensive Environmental Response, Compensation and Liability Act, relating to environmental cleanups; along with the Federal Resource Conservation and Recovery Act and the Clean Water Act relating to water quality. These laws could potentially impact future operations. For those contingencies identified at December 31, 1997, principally the Superfund sites where the Company has been or may be designated as a potentially responsible party and Clean Air Act matters, future costs associated with the disposition of these matters are not expected to be material to the Company's consolidated financial statements.

The Company's mining operations are subject to reclamation and closure requirements. The Company monitors these requirements and periodically revises its cost estimates to meet existing legal and regulatory requirements of the various jurisdictions in which it operates. Costs for reclamation are accrued using the units-of-production method such that estimated final mine reclamation and closure costs are fully accrued at completion of mining activities, except where the Company has decided to close a mine. When a mine is closed, the Company records the estimated cost to complete the mine closure. This is consistent with industry practices, and the Company believes that it has adequately provided for its reclamation obligations.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 55

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

CONSTRUCTION AND OTHER -- Construction and acquisitions are estimated at $830 million for 1998, excluding amounts relating to the proposed acquisition of TEG. As a part of these programs, substantial commitments have been made.

LEASES -- The Companies have certain properties under leases with various expiration dates and renewal options. Rentals on lease renewals are subject to negotiation. Certain leases provide for options to purchase at fair market value. The Companies are also committed to pay all taxes, expenses of operation (other than depreciation) and maintenance applicable to the leased property.

Net rent expense for the years ended December 31, 1997, 1996 and 1995 was $20 million, $12 million and $13 million, respectively.

Future minimum lease payments under noncancelable operating leases are $8 million, $6 million, $5 million, $5 million and $3 million for 1998 through 2002, respectively.

JOINTLY OWNED PLANTS -- At December 31, 1997, Domestic Electric Operations' participation in jointly owned plants was as follows:

                            ELECTRIC        PLANT                    CONSTRUCTION
                           OPERATIONS'        IN     ACCUMULATED        WORK IN
MILLIONS OF DOLLARS           SHARE        SERVICE   DEPRECIATION      PROGRESS
------------------------------------------------------------------------------------
  Centralia                   47.5%         $181.5         $111.1         $ 0.5
  Jim Bridger
    Units
     1, 2, 3 and 4            66.7           796.1          320.3           4.5
  Trojan(a)                    2.5              --             --            --
  Colstrip
    Units 3 and 4             10.0           205.2           68.0            --
  Hunter Unit 1               93.8           260.9          107.1           1.4
  Hunter Unit 2               60.3           188.6           71.2          10.3
  Wyodak                      80.0           304.9          102.9           0.4
  Craig Station
    Units 1 and 2             19.3           150.6(b)        59.4           1.1
  Hayden Station
    Unit 1                    24.5            18.6(b)        12.0           6.0
  Hayden Station
    Unit 2                    12.6            15.6(b)         8.8           3.4
  Hermiston(c)                50.0           156.7           10.9            --

(a) Plant, inventory, fuel and decommissioning costs totaling $23 million relating to the Trojan Plant were included in regulatory assets-net at December 31, 1997.
(b) Excludes unallocated acquisition adjustments of $114 million at December 31, 1997.
(c) Additionally, the Company has contracted to purchase the remaining 50% of the output of the plant.

Under the joint agreements, each participating utility is responsible for financing its share of construction, operating and leasing costs. Domestic Electric Operations' portion is recorded in its applicable operations, maintenance and tax accounts.

LONG-TERM WHOLESALE SALES AND PURCHASED POWER CONTRACTS -- Domestic Electric Operations manages its energy resource requirements by integrating long-term firm, short-term and spot market purchases with its own generating resources to economically dispatch the system and meet commitments for wholesale sales and retail load growth. The long-term wholesale sales commitments include contracts with minimum sales requirements of $485 million in 1998, $450 million in 1999, $415 million in 2000, $316 million in 2001 and $308 million in 2002. As part of its energy resource portfolio, Domestic Electric Operations acquires a portion of its power through long-term purchases and/or exchange agreements which require minimum fixed payments of $320 million in 1998, $316 million in 1999, $314 million in 2000, $290 million in 2001 and $299 million in 2002. The purchase contracts include agreements with the Bonneville Power Administration, the Hermiston Plant and a number of cogenerating facilities.

Excluded from the minimum fixed annual payments above are commitments to purchase power from several hydroelectric projects under long-term arrangements with public utility districts. These purchases are made on a "cost-of-service" basis for a stated percentage of project output and for a like percentage of project annual costs (operating expenses and debt service). These costs are included in operations expense. Domestic Electric Operations is required to pay its portion of the debt service, whether or not any power is produced. The arrangements provide for nonwithdrawable power and the majority also provide for additional power, withdrawable by the districts upon one to five years' notice. For 1997, such purchases approximated 3% of energy requirements.

At December 31, 1997, Domestic Electric Operations' share of long-term arrangements with public utility districts was as follows:

GENERATING            YEAR CONTRACT       CAPACITY     PERCENTAGE        ANNUAL
FACILITY                    EXPIRES            (kW)     OF OUTPUT       COSTS(a)
--------------------------------------------------------------------------------
Wanapum                        2009        155,444          18.7%         $ 4.4
Priest Rapids                  2005        109,602           13.9           3.5
Rocky Reach                    2011         64,297            5.3           2.9
Wells                          2018         59,617            7.7           2.0
                              -------------------------------------------------
Total                                      388,960                        $12.8
                              -------------------------------------------------
                              -------------------------------------------------

(a)  Annual costs, in millions of dollars, include debt service of $7 million.

The Company has a 4% interest in the Intermountain Power Project (the "Project"), located in central Utah. The Company and the city of Los Angeles have agreed that the City will purchase capacity and energy from Company plants equal to the Company's 4% entitlement of the Project at a price equivalent to 4% of the expenses and debt service of the Project.

-------------------------------------------------------------------------------

P. 56     PACIFICORP

FUEL CONTRACTS -- Domestic Electric Operations has take or pay coal and natural gas contracts which require minimum fixed payments of $83 million for 1998 and 1999, $90 million for 2000, $62 million for 2001 and $64 million for 2002.

NOTE 13
INCOME TAXES

The Company's combined federal and state effective income tax rate from continuing operations was 33% in 1997, 35% in 1996 and 32% in 1995. The difference between taxes calculated as if the statutory federal tax rate of 35% was applied to income from continuing operations before income taxes and the recorded tax expense is reconciled as follows:

MILLIONS OF DOLLARS/FOR THE YEAR              1997           1996          1995
-------------------------------------------------------------------------------
Computed Federal
  Income Taxes                              $117.2         $233.3        $207.8
                                           ------------------------------------
Increase (Reduction) in
Tax Resulting from
  Depreciation differences                    14.2           12.8           9.7
  Investment tax credits                      (8.5)          (9.3)         (9.2)
  Audit settlement                              --            0.5         (16.8)
  Affordable housing credits                 (13.4)         (10.6)         (8.4)
  Other items capitalized
   and miscellaneous
   differences                                (9.4)          (8.4)         (7.7)
                                           ------------------------------------
  Total                                      (17.1)         (15.0)        (32.4)
                                           ------------------------------------
Federal Income Tax                           100.1          218.3         175.4
State Income Tax,
  Net of Federal Income Tax
  Benefit                                      9.4           18.1          16.4
                                           ------------------------------------
Total Income Tax Expense                    $109.5         $236.4        $191.8
                                           ------------------------------------
                                           ------------------------------------

The provision for income taxes is summarized as follows:

MILLIONS OF DOLLARS/FOR THE YEAR              1997           1996          1995
-------------------------------------------------------------------------------
CURRENT
  Federal                                   $173.9         $186.3        $135.8
  State                                       17.2           24.0          16.9
  Foreign                                       --             --           1.1
                                           ------------------------------------
  Total                                      191.1          210.3         153.8
                                           ------------------------------------
DEFERRED
  Federal                                    (70.2)          22.4          37.2
  State                                       (2.9)           4.9           9.0
  Foreign                                       --            8.1           1.0
                                           ------------------------------------
  Total                                      (73.1)          35.4          47.2
                                           ------------------------------------
INVESTMENT TAX CREDITS                        (8.5)          (9.3)         (9.2)
                                           ------------------------------------
Total Income Tax Expense                    $109.5         $236.4        $191.8
                                           ------------------------------------
                                           ------------------------------------

The tax effects of significant items comprising the Company's net deferred tax liability were as follows:

MILLIONS OF DOLLARS/DECEMBER 31              1997            1996
-----------------------------------------------------------------
DEFERRED TAX LIABILITIES
  Property, plant and equipment           $1,195.0       $1,177.1
  Regulatory assets                          704.1          733.1
  Other deferred liabilities                  84.3           77.9

DEFERRED TAX ASSETS
  Regulatory liabilities                     (54.0)         (57.1)
  Book reserves not deductible for tax       (61.3)         (55.0)
  Foreign net operating loss                 (47.5)         (28.3)
  Foreign currency adjustment                (46.4)           8.0
  Pension accrual                            (39.9)          (8.1)
  Other deferred assets                      (58.2)         (46.6)
                                          ------------------------
Net Deferred Tax Liability                $1,676.1       $1,801.0
                                          ------------------------
                                          ------------------------

The Company's 1991, 1992 and 1993 federal income tax returns are currently under examination by the Internal Revenue Service (the "IRS"). The Company has received an examination report for 1989 and 1990 proposing adjustments that would increase current income taxes payable by $14 million. The Company filed a protest of certain proposed adjustments on July 30, 1996 and is currently holding discussions with the Appeals Division of the IRS.

The Company made income tax payments of $134 million, $208 million and $186 million in 1997, 1996 and 1995, respectively.

NOTE 14
EMPLOYMENT BENEFIT PLANS

RETIREMENT PLANS -- The Companies have pension plans covering substantially all of their employees. Benefits under the plan in the United States are based on the employee's years of service and average monthly pay in the 60 consecutive months of highest pay out of the last 120 months, with adjustments to reflect benefits estimated to be received from Social Security. Pension costs are funded annually by no more than the maximum amount of pension expense which can be deducted for federal income tax purposes. Unfunded prior service costs are amortized over the remaining service period of employees expected to receive benefits. At December 31, 1997, plan assets were primarily invested in common stocks, bonds and United States government obligations.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 57

All permanent employees of Powercor engaged prior to October 4, 1994 are members of Division B or C of the Superannuation Fund (the "Fund") which provides defined benefits in the form of pensions (Division B) or lump sums (Division C). Both defined benefit Funds are closed to new members. Members who choose to contribute do so at rates of 3% or 6% of eligible salaries. Powercor employees engaged after October 4, 1994 are members of Division D of the Fund, which is a defined contribution fund in which members may contribute up to 20% of eligible salaries. At December 31, 1997, Powercor was no longer making contributions to Division B and C funds due to surplus amounts in these funds. During 1997, Powercor contributed to the Division D Fund at rates ranging from 6%-10% of eligible salaries.

Net pension cost is summarized as follows:

MILLIONS OF DOLLARS/FOR THE YEAR              1997           1996          1995
-------------------------------------------------------------------------------
Service cost -- benefits earned              $27.2          $31.4         $20.7
Interest cost on projected
  benefit obligation                          81.6           78.3          69.3
Actual gain on plan assets                   (76.5)         (66.3)       (120.9)
Net amortization and
  deferral                                     9.2            8.9          81.5
Regulatory deferral
  (see Note 4)                                  --           14.2          29.4
                                           ------------------------------------
Net Pension Cost                             $41.5          $66.5         $80.0
                                           ------------------------------------
                                           ------------------------------------

The funded status, net pension liability and significant assumptions are as follows:

MILLIONS OF DOLLARS/DECEMBER 31              1997           1996
----------------------------------------------------------------
Actuarial present value of
  benefit obligations
  Vested benefit obligation                 $993.5         $913.7
                                          -----------------------
  Accumulated benefit obligation           1,052.4          987.6
                                          -----------------------
Projected benefit obligation               1,216.2        1,114.3
Plan assets at fair value                  1,003.5          871.0
                                          -----------------------
Projected benefit obligation
  in excess of plan assets                   212.7          243.3
Unrecognized prior service cost              (15.2)         (13.7)
Unrecognized net loss                         (4.9)         (86.7)
Unrecognized net obligation                  (80.0)         (10.2)
Minimum liability adjustment                   5.5            2.9
                                          -----------------------
Net Pension Liability                       $118.1         $135.6
                                          -----------------------
                                          -----------------------

Discount rate                             6.25%-7%     7.25%-7.5%
Expected long-term rate
  of return on assets                   7.5%-9.25%        8.5%-9%
Rate of increase in
  compensation levels                        4%-5%        4.5%-6%

OTHER POSTRETIREMENT BENEFITS -- Domestic Electric Operations provides health care and life insurance benefits through various plans for eligible retirees on a basis substantially similar to those who are active employees. The cost of postretirement benefits is accrued over the active service period of employees. The transition obligation represents the unrecognized prior service cost and is being amortized over a period of 20 years. For those employees retired at January 1, 1993, the Company funds postretirement benefit expense on a pay-as-you-go basis and has an unfunded accrued liability of $58 million at December 31, 1997. For those employees retiring after January 1, 1993, the Company funds postretirement benefit expense through a combination of funding vehicles. The Company funded $16 million and $28 million of postretirement benefit expense during 1997 and 1996, respectively. These funds are invested in common stocks, bonds and United States government obligations.

The net periodic postretirement benefit cost is summarized as follows:

MILLIONS OF DOLLARS/FOR THE YEAR              1997           1996          1995
-------------------------------------------------------------------------------
Service cost -- benefits earned               $7.2           $6.9          $6.2
Interest cost on accumulated
  postretirement
  benefit obligation                          21.8           21.8          26.7
Amortization of
  transition obligation                       11.9           12.6          14.0
Regulatory deferral                            6.4            3.4          (4.5)
Net asset gain during the period
  deferred for future recognition             18.9            3.5           2.6
Actual gain on plan assets                   (31.5)         (12.6)         (8.8)
                                           -------------------------------------
Net Periodic Postretirement
  Benefit Cost                               $34.7          $35.6         $36.2
                                           -------------------------------------
                                           -------------------------------------

The accumulated postretirement benefit obligation ("APBO") was as follows:

MILLIONS OF DOLLARS/DECEMBER 31               1997           1996
-----------------------------------------------------------------
Retirees and dependents                     $172.2         $168.0
Fully eligible active plan
  participants                                12.0           10.1
Other active plan participants               143.2          131.0
                                            ---------------------
APBO                                         327.4          309.1
Plan assets at fair value                    179.8          135.1
                                            ---------------------
APBO in excess of plan assets                147.6          174.0
Unrecognized transition obligation          (209.3)        (223.2)
Unrecognized net gain                         64.3           51.2
                                            ---------------------
Accrued Postretirement
  Benefit Obligation                          $2.6           $2.0
                                            ---------------------
                                            ---------------------

Discount rate                                   7%           7.5%
Estimated long-term rate of
  return on assets                            9.3%             9%
Initial health care cost trend
  rate -- under 65                            8.3%           8.8%
Initial health care cost trend
  rate -- over 65                             8.3%           8.4%
Ultimate health care cost trend rate          4.5%           4.5%

-------------------------------------------------------------------------------

P. 58     PACIFICORP

The assumed health care cost trend rate gradually decreases over eight years. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would have increased the APBO as of December 31, 1997 by $29 million, and the annual net periodic postretirement benefit costs by $3 million.

POSTEMPLOYMENT BENEFITS -- Domestic Electric Operations provides certain postemployment benefits to former employees and their dependents during the period following employment but before retirement. The costs of these benefits are accrued as they are incurred. Benefits include salary continuation, severance benefits, disability benefits and continuation of health care benefits for terminated and disabled employees and workers compensation benefits. Accrued costs for postemployment benefits were $13 million and $5 million in 1997 and 1996, respectively.

PENDING EARLY RETIREMENT OFFER -- The Company has offered enhanced early retirement to approximately 1,200 employees who have until March 31, 1998 to accept the offer. The cost of the enhancement will have an impact on the funding status of the retirement and other postretirement benefit plans. However, the Company intends to fund a substantial portion of the increase in the accumulated benefit obligation.

STOCK INCENTIVE PLAN -- During 1997, the Company formalized a Stock Incentive Plan (the "Plan") under which selected employees, officers and directors and selected nonemployee agents, consultants, advisors and independent contractors may be granted options to purchase the Company's common stock. Options generally become exercisable in three equal installments on each of the first through third anniversaries of the grant date and have a maximum term of ten years. During 1997, options were granted to 193 officers and employees. Under the Plan options for 1,322,500 shares were granted on June 3, 1997 and options for 193,500 shares were granted on August 12, 1997 at exercise prices of $19.75 and $21.25, respectively. The weighted average estimated fair value of options granted was $2.78 per share. These options to purchase the Company's common stock were issued at 100% of market price on the dates the options were granted. None of the options were exercisable as of December 31, 1997. During 1997, options for 19,000 shares relating to the June 3, 1997 grant were forfeited. As permitted by SFAS 123, the Company has elected to account for the Plan under APB 25. Accordingly, no compensation expense has been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date consistent with SFAS 123, there would have been no impact on the Company's net income and earnings per common share.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used: dividend yield of 5.5%, risk-free interest rate of 6.8%, expected life of the options of ten years and volatility of 15%.

NOTE 15

ACQUISITIONS AND DISPOSITIONS

On April 15, 1997, Holdings, through a subsidiary, acquired all of the outstanding shares of common stock of TPC, a natural gas gathering, processing, storage and marketing company based in Houston, Texas, for approximately $265 million in cash and assumed debt of approximately $140 million. Following completion of a tender offer, TPC became a wholly owned subsidiary of Holdings through a cash merger at the same price. During May 1997, TPC retired $131 million of its outstanding long-term debt. This transaction was funded with capital contributions from PacifiCorp.

On December 1, 1997, TPC sold all of the capital stock of three subsidiaries that hold its natural gas gathering and processing systems for $195 million in cash, before tax payments of $23 million. No gain or loss was recognized on the sale.

On November 5, 1997, Holdings completed the sale of PGC for approximately $150 million in cash. An after-tax gain on the sale of $30 million, or $0.10 per share, was recognized in the fourth quarter of 1997.

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

On December 12, 1995, Holdings purchased Powercor, an electricity distributor in Australia, for approximately $1.6 billion in cash. Powercor is the largest electricity distribution company in the State of Victoria. The acquisition was accounted for as a purchase and the results of operations of Powercor have been included in the consolidated financial statements since December 12, 1995.

In February 1998, PFS agreed to sell its investments in affordable housing for cash proceeds of approximately $81 million and assumption of debt of approximately $161 million. This sale transaction will not have a material impact on 1998 earnings.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 59

NOTE 16

SELECTED FINANCIAL AND SEGMENT INFORMATION

MILLIONS OF DOLLARS, EXCEPT PER SHARE INFORMATION/FOR THE YEAR              1997        1996         1995        1994         1993
REVENUES
  Domestic Electric Operations                                          $3,706.9    $2,991.8     $2,646.1    $2,686.2     $2,560.8
  Australian Electric Operations                                           716.2       658.8         25.9          --           --
  Unregulated Energy Trading(a)                                          1,729.0        11.7           --          --           --
  Other Operations(b)                                                      125.9       141.4        134.8       153.7        196.4
                                                                        ----------------------------------------------------------
  Total                                                                 $6,278.0    $3,803.7     $2,806.8    $2,839.9     $2,757.2
----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS
  Domestic Electric Operations                                          $  601.3    $  869.8     $  800.9    $  819.3     $  784.3
  Australian Electric Operations                                           150.5       127.4          5.5          --           --
  Unregulated Energy Trading(a)                                             (8.2)        0.1           --          --           --
  Other Operations(b)                                                       58.9        89.1         84.2       38.3          44.1
                                                                        ----------------------------------------------------------
  Total                                                                 $  802.5    $1,086.4     $  890.6    $ 857.6      $  828.4
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                              $  663.7    $  504.9     $  505.0    $ 468.0      $  479.1
----------------------------------------------------------------------------------------------------------------------------------
EARNINGS CONTRIBUTION (LOSS) ON COMMON STOCK
  Continuing operations
   Domestic Electric Operations                                         $  165.5    $  341.5     $  276.4    $ 339.8      $  322.3
   Australian Electric Operations                                           54.2        31.9          0.7         --            --
   Unregulated Energy Trading(a)                                            (7.5)       (0.1)          --         --            --
   Other Operations(b)                                                      (9.6)       27.1         86.2       18.0          10.2
                                                                        ----------------------------------------------------------
  Total                                                                    202.6       400.4        363.3       357.8        332.5
  Discontinued operations(c)                                               454.3        74.7        103.0        70.5        103.3
  Extraordinary item(d)                                                    (16.0)         --           --          --           --
  Cumulative effect of change in
   accounting for income taxes                                                --          --           --          --          4.0
                                                                        ----------------------------------------------------------
  Total                                                                 $  640.9    $  475.1     $  466.3     $ 428.3     $  439.8
----------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER SHARE -- BASIC AND DILUTIVE
  Continuing operations
   Domestic Electric Operations                                         $   0.56    $   1.17     $   0.97     $  1.20     $   1.17
   Australian Electric Operations                                           0.18        0.11           --          --           --
   Unregulated Energy Trading(a)                                           (0.03)         --           --          --           --
   Other Operations(b)                                                     (0.03)       0.09         0.31        0.06         0.04
                                                                        ----------------------------------------------------------
   Total                                                                    0.68        1.37         1.28        1.26         1.21
  Discontinued operations(c)                                                1.53        0.25         0.36        0.25         0.38
  Extraordinary item(d)                                                    (0.05)         --           --          --           --
  Cumulative effect of change in
   accounting for income taxes                                                --          --           --          --         0.01
                                                                        ----------------------------------------------------------
  Total                                                                 $   2.16    $   1.62     $   1.64    $   1.51     $   1.60
----------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS DECLARED PER COMMON SHARE                                $   1.08    $   1.08     $   1.08    $   1.08     $   1.08
----------------------------------------------------------------------------------------------------------------------------------
MARKET PRICE PER COMMON SHARE(e)                                        $27 5/16     $20 1/2     $21 1/8     $18 1/8      $19 1/4
----------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION
  Short-term debt                                                       $    555     $   903     $  1,132    $    513      $   668
  Long-term debt                                                           4,415       4,829        4,509       3,391        3,497
  Preferred securities of Trust                                              340         210           --          --           --
  Redeemable preferred stock                                                 175         178          219         219          219
  Preferred stock                                                             66         136          312         367          367
  Common equity                                                            4,321       4,032        3,633       3,460        3,263
                                                                        ----------------------------------------------------------
  Total                                                                 $  9,872     $10,288     $  9,805    $  7,950      $ 8,014
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $ 13,880     $13,812     $ 13,167    $ 11,000      $11,053
----------------------------------------------------------------------------------------------------------------------------------
TOTAL EMPLOYEES(e)                                                        10,087      10,118       10,418      10,083       10,630
----------------------------------------------------------------------------------------------------------------------------------

(a) Unregulated Energy Trading includes the natural gas and wholesale electricity trading activities of TPC and PPM, respectively.

(b) Other Operations includes the operations of PFS and PGC, as well as the activities of Holdings, including financing costs. (c) Discontinued operations includes the Company's interest in PTI for all periods presented and TRT Communications, Inc. for 1993. (d) Extraordinary item includes a regulatory asset impairment pertaining to generation resources that are allocable to operations in California and Montana. (e) Unaudited.

-------------------------------------------------------------------------------

P. 60     PACIFICORP

DOMESTIC ELECTRIC OPERATIONS

                                                                                                             5-YEAR
                                                                                              1997 TO 1996  COMPOUND
MILLIONS OF DOLLARS, EXCEPT                                                                   PERCENTAGE     ANNUAL
AS NOTED/FOR THE YEAR              1997        1996         1995        1994         1993     COMPARISON     GROWTH
REVENUES
  Residential                  $  814.0    $  801.4     $  739.7    $  746.0     $  738.8           2%           3%
  Commercial                      640.9       623.3        576.9       571.7        546.1           3            4
  Industrial                      709.9       719.3        708.8       742.3        708.0          (1)          --
  Other                            31.7        32.5         29.7        30.7         29.8          (2)           1
                                ----------------------------------------------------------------------------------
    Retail sales                2,196.5     2,176.5      2,055.1     2,090.7      2,022.7           1            2
                                ----------------------------------------------------------------------------------
  Wholesale -- firm             1,289.3       635.4        487.7       456.2        422.5         103           29
  Wholesale -- nonfirm            138.7       103.4         32.3        76.5         77.3          34           14
                                ----------------------------------------------------------------------------------
    Wholesale trading sales     1,428.0       738.8        520.0       532.7        499.8          93           27
                                ----------------------------------------------------------------------------------
  Other                            82.4        76.5         71.0        62.8         38.3           8           21
                                ----------------------------------------------------------------------------------
  Total                         3,706.9     2,991.8      2,646.1     2,686.2      2,560.8          24            9
                                ----------------------------------------------------------------------------------
EXPENSES
  Fuel                            454.2       443.0        431.6       483.0        447.4           3           --
  Purchased power               1,296.5       618.7        386.7       394.5        369.0         110           33
  Other operations                292.0       276.9        273.7       263.8        265.0           5            2
  Maintenance                     178.0       167.3        168.4       174.5        172.2           6            1
  Administrative and
    general                       227.8       176.3        160.5       142.7        138.2          29           10
  Depreciation and
    amortization                  389.1       343.4        320.4       301.6        280.5          13            6
  Taxes, other than
    income taxes                   97.6        96.4        103.9       106.8        104.2           1           (2)
  Special charges                 170.4          --           --          --           --           *            *
                                ----------------------------------------------------------------------------------
  Total                         3,105.6     2,122.0      1,845.2     1,866.9      1,776.5          46           12
                                ----------------------------------------------------------------------------------
INCOME FROM OPERATIONS            601.3       869.8        800.9       819.3        784.3         (31)          (2)
Interest expense                  319.0       291.8        311.9       264.3        270.4           9            3
Interest capitalized              (12.2)      (11.4)       (14.9)      (14.5)       (13.9)          7           (6)
Other (income) expense -- net      (5.8)        1.2        (25.3)      (30.2)       (13.1)          *            *
Income tax expense                112.0       216.9        214.1       220.2        179.3         (48)          (7)
                                ----------------------------------------------------------------------------------
NET INCOME                        188.3       371.3        315.1       379.5        361.6         (49)          (5)

PREFERRED DIVIDEND
  REQUIREMENT                      22.8        29.8         38.7        39.7         39.3         (23)          (9)
                                ----------------------------------------------------------------------------------
EARNINGS CONTRIBUTION(a)       $  165.5    $  341.5     $  276.4    $  339.8     $  322.3         (52)          (4)
                                ----------------------------------------------------------------------------------
IDENTIFIABLE ASSETS            $  9,863    $  9,864     $  9,599    $  9,372     $  9,055          --            4
CAPITAL SPENDING               $    490    $    596     $   455     $   638      $    637         (18)         (11)

*  Not a meaningful number.
(a) Does not reflect elimination of interest on intercompany borrowing arrangements and includes income taxes on a separate-company basis.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 61

DOMESTIC ELECTRIC OPERATIONS STATISTICS

                                                                                                             5-YEAR
                                                                                              1997 TO 1996  COMPOUND
MILLIONS OF DOLLARS, EXCEPT                                                                    PERCENTAGE    ANNUAL
AS NOTED/FOR THE YEAR              1997        1996         1995        1994         1993     COMPARISON     GROWTH
ENERGY SALES
(Millions of kWh)
  Residential                    12,902      12,819       12,030      12,127       12,055           1%           3%
  Commercial                     11,868      11,497       10,797      10,645       10,085           3            4
  Industrial                     20,674      20,332       19,748      20,306       19,671           2            1
  Other                             705         640          592         623          602          10            3
                               -----------------------------------------------------------------------------------
    Retail sales                 46,149      45,288       43,167      43,701       42,413           2            2
                               -----------------------------------------------------------------------------------
  Wholesale -- firm              51,857      23,189       13,946      12,418       11,919         124           38
  Wholesale -- nonfirm            7,286       6,476        2,430       3,207        3,030          13           20
                               -----------------------------------------------------------------------------------
    Wholesale sales              59,143      29,665       16,376      15,625       14,949          99           35
                               -----------------------------------------------------------------------------------
  Total                         105,292      74,953       59,543      59,326       57,362          40           14
                               -----------------------------------------------------------------------------------
ENERGY SOURCE (%)
  Coal                               43          60           74          79           77         (28)         (12)
  Hydroelectric                       5           7            7           5            6         (29)           5
  Other                               2           1            2           2            1         100           --
  Purchase and
    exchange contracts               50          32           17          14           16          56           31
                               -----------------------------------------------------------------------------------
NUMBER OF RETAIL CUSTOMERS
(Thousands)
  Residential                     1,228       1,194        1,167       1,147        1,126           3            2
  Commercial                        170         167          160         158          154           2            2
  Industrial                         36          37           35          34           33          (3)           3
  Other                               4           4            4           3            4          --            6
                               -----------------------------------------------------------------------------------
  Total                           1,438       1,402        1,366       1,342        1,317           3            2
                               -----------------------------------------------------------------------------------
RESIDENTIAL CUSTOMERS
  Average annual usage (kWh)     10,644      10,866       10,395      10,646       10,811          (2)           1
  Average annual revenue
    per customer (Dollars)          672         679          639         655          663          (1)           1
  Revenue per kWh (Cents)           6.3         6.3          6.1         6.1          6.1          --           --

MILES OF LINE
  Transmission                   15,000      14,900       14,900      14,900       14,900           1           --
  Distribution
    -- overhead                  45,000      45,000       44,900      44,800       44,700          --           --
    -- underground               10,000       9,600        9,100       8,800        8,200           4            5

SYSTEM PEAK DEMAND
(Megawatts)
  Net system load(b)
    -- summer                     7,110       7,257        6,855       7,151        6,554          (2)           1
    -- winter                     7,403       7,615        7,030       7,174        7,268          (3)           1
  Total firm load
    -- summer(c)                 10,871      10,572        8,899       8,830        8,390           3            5
    -- winter                    10,830      10,775        8,904       8,903        8,838           1            5

SYSTEM CAPABILITY
(Megawatts)(d)
    -- summer                    12,343      12,115       10,224      10,020        9,757           2            5
    -- winter                    12,618      12,160       10,994      10,391        9,916           4            5

(a) Unaudited.
(b) Excludes off-system sales.
(c) Includes firm off-system sales.
(d) Generating capability and firm purchases at time of firm peak.

-------------------------------------------------------------------------------

P. 62     PACIFICORP

                                                                         1997 TO 1996
MILLIONS OF DOLLARS, EXCEPT AS NOTED/                                     PERCENTAGE
FOR THE YEAR                           1997        1996         1995      COMPARISON
POWERCOR EARNINGS CONTRIBUTION(a)
  REVENUES
    Residential                      $239.2      $239.4       $ 10.5          --%
    Commercial                        207.9       165.5          5.9          26
    Industrial                        191.8       179.3          6.4           7
    Other                              44.4        44.4          2.6          --
                                     -------------------------------------------
      Energy sales                    683.3       628.6         25.4           9
    Other                              32.9        30.2          0.5           9
                                     -------------------------------------------
  Total                               716.2       658.8         25.9           9
                                     -------------------------------------------
  EXPENSES
    Purchased power                   308.5       305.1         11.0           1
    Other operations                  100.7        62.3          2.5          62
    Maintenance                        33.3        50.0          0.3         (33)
    Administrative and general         54.9        40.7          3.4          35
    Depreciation and amortization      67.1        71.6          3.1          (6)
    Taxes, other than income taxes      1.2         1.7          0.1         (29)
                                     -------------------------------------------
    Total                             565.7       531.4         20.4           6
                                     -------------------------------------------
  INCOME FROM OPERATIONS              150.5       127.4          5.5          18
  Interest expense                     63.5        75.2          3.8         (16)
  Other (income) expense -- net        (1.8)        0.4          0.5           *
  Income tax expense                   32.9        19.1          0.5          72
                                     -------------------------------------------
POWERCOR EARNINGS CONTRIBUTION       $ 55.9      $ 32.7       $  0.7          71
                                     -------------------------------------------
HAZELWOOD EARNINGS CONTRIBUTION(a)   $ (1.7)     $ (0.8)      $   --        (113)
                                     -------------------------------------------
IDENTIFIABLE ASSETS                  $1,786      $2,065       $1,751         (14)
CAPITAL SPENDING                        $84      $  225       $1,591         (63)
ENERGY SALES (Millions of kWh)(b)
  Residential                         2,683       2,608          112           3
  Commercial                          3,082       1,926           66          60
  Industrial                          4,755       3,282          152          45
  Other                                 524         494           32           6
                                     -------------------------------------------
  Total                              11,044       8,310          362          33
                                     -------------------------------------------
NUMBER OF CUSTOMERS(b)(c)
  Residential                       459,780     453,978      448,623           1
  Commercial
    Franchise                        48,438      47,918       47,358           1
    Contestable                       1,383         680           17         103
  Industrial
    Franchise                         8,899       8,005        8,422          11
    Contestable                         541         417            5          30
  Other
    Franchise                        35,842      35,808       35,700          --
    Contestable                           7           8           --         (13)
                                     -------------------------------------------
  Total                             554,890     546,814      540,125           1
                                     -------------------------------------------

  *  Not a meaningful number.

(a) Results of operations are included since dates of acquisition, December 12, 1995 for Powercor and September 13, 1996 for Hazelwood.
(b)  Unaudited.
(c) Aggregate number of customers in Powercor's distribution service area, together with contestable customers located outside of Powercor's distribution service area.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 63

UNREGULATED ENERGY TRADING
Unregulated Energy Trading includes the natural gas and wholesale electricity trading activities of TPC and PPM, respectively. TPC was purchased on April 15, 1997. Natural gas revenues, gross margin and net income for 1997 include $19 million, $14 million, and $3 million, respectively, relating to the natural gas gathering and processing operations of TPC that were sold in December 1997.

MILLIONS OF DOLLARS/FOR THE YEAR                   1997        1996
-------------------------------------------------------------------
REVENUES
  Natural gas                                    $815.8         $--
  Electricity                                     913.2        11.7
                                                -------------------
  Total                                         1,729.0        11.7
                                                -------------------
COST OF SALES
  Natural gas                                     801.0          --
  Purchased electric power                        909.3         8.0
                                                -------------------
GROSS MARGIN                                       18.7         3.7
  Depreciation and amortization                    10.7          --
  Administrative and other                         16.2         3.6
                                                -------------------
INCOME (LOSS) FROM OPERATIONS
  Natural gas                                      (5.8)         --
  Electricity                                      (2.4)        0.1
                                                -------------------
  Total                                            (8.2)        0.1
                                                -------------------
INTEREST EXPENSE                                    2.8         0.2
                                                -------------------
NET LOSS
  Natural gas                                      (5.9)         --
  Electricity                                      (1.6)       (0.1)
                                                -------------------
  Total                                          $ (7.5)     $ (0.1)
                                                -------------------
ENERGY SALES(a)
  Natural gas (MMcf)(b)                         283,000          --
  Electricity (millions of kWh)                  35,800         497

IDENTIFIABLE ASSETS                               $ 478          $7
CAPITAL SPENDING                                    $75         $--

(a) Unaudited. (b) Excludes volumes relating to natural gas gathering and processing activities.

OTHER OPERATIONS
Other Operations include the operations of PFS, PGC and several start-up-phase ventures, as well as the activities of Holdings, including financing costs. PGC assets were sold on November 5, 1997 and in February
1998 a definitive agreement was reached to sell the real estate assets of PFS.

MILLIONS OF DOLLARS/FOR THE YEAR                   1997        1996         1995        1994         1993
---------------------------------------------------------------------------------------------------------
EARNINGS CONTRIBUTION
  PFS                                             $30.2       $34.1        $30.4        $3.0        $(3.1)
  PGC                                              10.4         7.8          5.6         8.5          6.5
  Tax settlement                                     --          --         32.2          --           --
  Holdings and other                              (50.2)      (14.8)        18.0         6.5          6.8
                                                ---------------------------------------------------------
  Total                                           $(9.6)      $27.1        $86.2       $18.0        $10.2
                                                ---------------------------------------------------------
IDENTIFIABLE ASSETS
  PFS                                               692         708          697         731        1,116
  PGC                                                --         123          116         113          122
  Holdings and other(a)                           1,061         276          253         252          251
                                                ---------------------------------------------------------
  Total                                          $1,753      $1,107       $1,066      $1,096       $1,489
                                                ---------------------------------------------------------
CAPITAL SPENDING                                   $140        $ 56         $ 44        $ 13         $ 44

(a) During 1997, the Company generated $1.8 billion of cash, excluding $370 million of current income tax liabilities, from sales of assets with carrying values of $822 million. See Notes 3 and 15.

-------------------------------------------------------------------------------

P. 64     PACIFICORP

SUPPLEMENTAL INFORMATION
QUARTERLY FINANCIAL DATA (UNAUDITED)

MILLIONS OF DOLLARS/EXCEPT PER SHARE              MARCH        JUNE   SEPTEMBER     DECEMBER
AMOUNTS/QUARTER ENDED                               31          30        30           31
--------------------------------------------------------------------------------------------
1997
Revenues                                       $1,041.8    $1,220.1     $2,010.6    $2,005.5
Income from operations                            261.4       221.9        281.1        38.1
Income from continuing operations                 102.7        75.7         46.9         0.1
Discontinued operations                            18.3        19.1         27.1       389.8
Extraordinary item                                   --          --           --       (16.0)
Net income                                        121.0        94.8         74.0       373.9
Earnings on common stock                          114.9        88.7         68.2       369.1
Earnings per common share:
  Continuing operations                            0.32        0.24         0.14       (0.02)
  Discontinued operations                          0.07        0.06         0.09        1.31
  Extraordinary item                                 --          --           --       (0.05)
Common dividends paid and
  declared per share                               0.27        0.27         0.27        0.27
Common stock price
  per share (NYSE)
     High                                        21 3/4      22 3/8       23 3/8     27 5/16
     Low                                         20 1/8      19 1/4      20 9/16     21 7/16
1996
Revenues                                         $883.4      $856.6     $1,011.9    $1,051.8
Income from operations                            276.9       218.5        297.3       293.7
Income from continuing operations                 114.0        81.3        122.6       112.3
Discontinued operations                            15.9        17.9         20.3        20.6
Net income                                        129.9        99.2        142.9       132.9
Earnings on common stock                          120.9        90.2        136.6       127.4
Earnings per common share:
  Continuing operations                            0.36        0.25         0.39        0.37
  Discontinued operations                          0.06        0.06         0.07        0.06
Common dividends paid and
  declared per share                               0.27        0.27         0.27        0.27
Common stock price
  per share (NYSE)
     High                                            22      22 1/2       22 3/8          22
     Low                                         20 1/8      19 1/2       19 1/8      19 7/8

A significant portion of the operations are of a seasonal nature. Previously reported quarterly information has been revised to reflect certain reclassifications. These reclassifications had no effect on previously reported consolidated net income.

In the fourth quarter of 1997, the Company recorded after-tax amounts as follows: asset sales gains of $395 million or $1.33 per share, special charges of $106 million, or $0.36 per share, and an extraordinary charge of $16 million, or $0.05 per share. See Notes 4, 5, and 15. Additionally, in the fourth quarter of 1997, the Company recorded after-tax depreciation adjustments of $10 million, or $0.03 per share, and an SAP process reengineering charge of $9 million, or $0.03 per share. See Management's Discussion and Analysis, pages 29 and 33.

See Note 3 for information regarding discontinued operations.

On March 1, 1998, there were 115,693 common share-holders of record.

-------------------------------------------------------------------------------

                                                           PACIFICORP     P. 65